Information has been incorporated by reference in the accompanying information circular from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Jet Metal Corp. at Suite 1240, 1140 West Pender Street, Vancouver, British Columbia, V6E 4G1, telephone (604) 681-8030 and are also available electronically on SEDAR at www.sedar.com.

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING
 OF SHAREHOLDERS OF JET METAL CORP.
TO BE HELD ON JULY 27, 2016
AND
MANAGEMENT INFORMATION CIRCULAR
WITH RESPECT TO A PROPOSED CHANGE OF BUSINESS

June 17, 2016
Neither the TSX Venture Exchange Inc. nor any securities regulatory authority has in any way passed on the merits of the Change of Business described in this Information Circular.

TABLE OF CONTENTS

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF JET SHAREHOLDERS 1
MANAGEMENT INFORMATION CIRCULAR OF JET METAL CORP 3
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION 4
GLOSSARY OF TERMS 6
SUMMARY 13
Jet 13
CJL 13
The Jet Meeting 13
Jet Shareholder Approval 13
Dissent Rights 13
The Transaction 13
Offering 14
Interests of Insiders, Promoters or Control Persons of Jet 15
Selected Pro Forma Financial Information 15
Available Funds and Principal Purposes 16
Stock Exchange Listings 17
Interest of Experts 17
Relationship with Cambrian 17
Risk Factors 17
GENERAL PROXY INFORMATION 18
Solicitation of Proxies 18
Persons or Companies Making the Solicitation 18
Appointment and Revocation of Proxies 18
Non-Registered Holders of Jet Shares 18
Voting of Shares and Exercise of Discretion of Proxies 19
Quorum 19
Voting Shares and Principal Holders Thereof 20
Interest of Certain Persons or Companies in Matters to be Acted Upon 20
Interest of Informed Persons in Material Transactions 20
THE TRANSACTION 20
Reasons for and Background to the Transaction 20
Recommendation of the Jet Board 21
The Amalgamation Agreement 21
Offering 23
Relationship with Cambrian 24
Regulatory Approvals 24
Timing 24
Effect of the Transaction 24
RISK FACTORS RELATING TO THE TRANSACTION 24

THE JET MEETING 26
The Jet Meeting 26
Financial Statements 26
Jet Shareholder Approval 26
Continuance 26
Particulars of Matters to be Acted Upon 28
Approval of Transaction - Transaction Resolution 28
Approval of Debt Settlement 29
Election of Jet Directors 30
Approval and Ratification of Jet Stock Option Plan 34
APPOINTMENT AND REMUNERATION OF AUDITOR 36
INFORMATION CONCERNING JET 36
INFORMATION CONCERNING CJL 36
AUDIT COMMITTEE 36
STATEMENT OF CORPORATE GOVERNANCE PRACTICES 37
EXECUTIVE COMPENSATION 37
Indebtedness of Directors and Executive Officers 37
Management Contracts 37
OTHER MATTERS 37
EXPERTS 37
ADDITIONAL INFORMATION 37
JET BOARD APPROVAL 39

APPENDICES

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF JET SHAREHOLDERS
JET METAL CORP.
NOTICE IS HEREBY GIVEN that an annual general and special meeting of the shareholders of Jet Metal Corp. ("Jet") will be held at Suite 1240, 1140 West Pender Street, Vancouver, British Columbia V6E 4G1 on July 27, 2016 at 10:00 a.m. (Vancouver Time) (the "Meeting") for the following purposes:
Annual Matters
1.	To receive and consider the audited consolidated financial statements of Jet for the year ending April 30, 2015 and the report of the auditors thereon.
2.
To elect Mark Morabito, Mark Lotz, Stewart Wallis and Ken Brophy as directors of Jet on the basis set forth in the accompanying information circular of the Company dated June 17, 2016 (the "Information Circular") to hold office until the earlier of the closing date of the transaction contemplated by the Amalgamation Agreement (defined below) or until the next annual meeting of the shareholders of Jet, or until their successors are elected or appointed.

3.	To appoint Davidson & Company LLP, Chartered Accountants, as auditors of Jet for the ensuing year and to authorize the directors to fix the auditor's remuneration.
4.
To consider and, if thought fit, pass with or without variation, an ordinary resolution approving and ratifying Jet's  10% rolling stock option plan as more particularly described in the Information Circular.

Transaction Matters
5.
To consider and if thought appropriate, pass a special resolution approving the Change of Business, Consolidation and Continuance (the "Transaction Resolution"). as more particularly described in the Information Circular.

6.
If the Transaction Resolution. is approved, to consider and, if deemed appropriate, to pass, with or without variation, an ordinary resolution authorizing Jet to settle liabilities owing to King & Bay West Management Corp. totaling $100,000 in consideration for the issuance of 500,000 common shares of Jet as more particularly described in the Information Circular.

7.
If the Transaction Resolution is approved, to consider, and if thought appropriate, pass with or without variation an ordinary resolution increasing the size of the Board of Directors of Jet from four (4) directors to seven (7) directors.

8.
If the Transaction Resolution is approved, to consider, and if thought appropriate, pass with or without variation an ordinary resolution authorizing and approving the election of Mark J. Morabito, Daniel James Scott, Rejean Bourque, Donald Sorochan, Deborah Robinson, John Sutherland and Mark Lotz as the new directors of the Resulting Issuer on the basis set forth in the accompanying Information Circular to hold office from the closing date of the transaction contemplated by the Amalgamation Agreement until the next annual meeting of the shareholders of the Resulting Issuer, or until their successors are elected or appointed.

9.	To transact such other business as may properly come before the Meeting or any adjournment thereof.
For full details of each of the proposed resolutions set out above, please review the accompanying Information Circular.
If you are a registered holder of common shares of Jet and are unable to attend the Meeting in person, please complete, date and execute the accompanying form of proxy and deposit it with Computershare Investor Services Inc., 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, not less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the Meeting.

If you are a non-registered holder of common shares of Jet and received this Notice of Annual General and Special Meeting and accompanying materials through a broker, a financial institution, a participant, a trustee or administrator of a self-administered retirement savings plan, retirement income fund, education savings plan or other similar self-administered savings or investment plan registered under the Income Tax Act (Canada), or a nominee of any of the foregoing that holds your shares on your behalf (an "Intermediary"), please complete and return the materials in accordance with the instructions provided to you by your Intermediary.
DATED at Vancouver, British Columbia on June 17, 2016.
BY ORDER OF THE BOARD OF DIRECTORS
"Mark J. Morabito"
Mark J. Morabito
 Chief Executive Officer

MANAGEMENT INFORMATION CIRCULAR OF JET METAL CORP.

This information circular (the "Information Circular") is furnished in connection with the solicitation of proxies by the management of Jet Metal Corp. ("Jet") for use at the annual general and special meeting (the "Meeting") of the shareholders of Jet at the time and place and for the respective purposes set forth in the accompanying Jet Notice of Meeting (as defined herein).
All summaries of, and references to, the Transaction (as defined herein) and the Amalgamation Agreement (as defined herein) in this Information Circular are qualified in their entirety by reference to the complete text of the Amalgamation Agreement which is incorporated by reference into this Information Circular and a copy of which is available on SEDAR at www.sedar.com. In addition, upon request Jet Shareholders may obtain a copy of the Amalgamation Agreement prior to the date of the Meeting.   You are urged to carefully read the full text of the Amalgamation Agreement.
No person has been authorized by Jet or Canada Jetlines Ltd. ("CJL") to give any information or make any representations in connection with the Transaction other than those contained in this Information Circular and, if given or made, any such information or representation must not be relied upon as having been authorized by Jet or CJL.
All information herein with respect to Jet has been provided by Jet. CJL and its directors and officers have relied upon Jet with respect to such information. Although CJL does not have any knowledge that would indicate that such information is untrue or incomplete, neither CJL nor any of its directors or officers assumes any responsibility for the accuracy or completeness of such information, including any of Jet's financial statements, or for the failure by Jet to disclose events or information that may affect the completeness or accuracy of such information.
All information herein with respect to CJL has been provided by CJL. Jet and its directors and officers have relied upon CJL with respect to such information. Although Jet does not have any knowledge that would indicate that such information is untrue or incomplete, neither Jet nor any of its directors or officers assumes any responsibility for the accuracy or completeness of such information, or for the failure by Jet to disclose events or information that may affect the completeness or accuracy of such information.
Unless otherwise defined herein, all capitalized terms in this Information Circular and the Appendices attached hereto shall have the meaning ascribed thereto in the Glossary of Terms. See "Glossary of Terms".
Except as otherwise specified in this Information Circular, the information set out herein is given as at June 17, 2016.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION
This Information Circular contains "forward-looking statements" and "forward-looking information" within the meaning of applicable Canadian securities legislation (together, "forward looking information"). Except for statements of historical fact relating to Jet and CJL, the statements contained herein constitute forward-looking information, including any information as to strategy, plans or future financial or operating performance. Forward-looking statements are characterized by words such as "plan", "expect", "budget", "target", "project", "intend", "believe", "anticipate", "estimate" and other similar words or statements that certain events or conditions "may" or "will" occur. Forward-looking information is based on the opinions, assumptions and estimates of management that are considered to be reasonable at the time the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking information. These factors include the inability of Jet and/or CJL to meet the conditions necessary to consummate the transactions contemplated under the Amalgamation Agreement; the need for additional financing; reliance on key personnel; the potential for conflicts of interest among certain officers, directors or promoters; the absence of dividends; competition; dilution; the volatility of Jet's common share prices and volumes; the ability of Jet to effectively integrate any future acquisitions into its business structure; inability to secure required governmental, regulatory, stock exchange or other such approvals; and general economic, market or business conditions. See the sections entitled "Risk Factors Related to the Transaction" in the Information Circular and "Risk Factors Related to the Business of CJL" in Appendix "B" - "Information Concerning CJL".
In particular, this Information Circular contains forward-looking statements pertaining to the following:
•
the expected use of proceeds from the Offering, the completion of the Transaction, the obtaining of all required regulatory approvals in connection with the Transaction, including the listing of the Resulting Issuer Shares and the Closing Date and the completion of the Transaction;

•	expectations as to future operations of the Resulting Issuer and the timing and receipt of all regulatory approvals required for operations by the Resulting Issuer;
•	desirability of operating aircraft on routes that are currently un-served or under-served and the pricing of airfares on such routes;
•	anticipated competitive response from existing airlines in Canada as well as potential new market entrants which may compete with the Resulting Issuer;
•	impact of governmental regulation on the Resulting Issuer;
•	future development and growth prospects;
•	expected operating costs, general administrative costs, costs of services and other costs and expenses;
•	the anticipated increase in the size of the airline passenger market in Canada;
•	ability to generate revenue from ancillary products and services;
•	ability to offer lower base airfares than existing airlines operating in Canada;
•	ability to meet current and future obligations;
•	treatment under governmental regulatory regimes;
•	projections of market prices and costs;
•	ability to obtain equipment, services and supplies in a timely manner, including the ability to lease or purchase aircraft; and
•	ability to obtain financing on acceptable terms or at all.

With respect to forward-looking statements contained in this Information Circular, Jet and CJL have made assumptions regarding, among other things, the following:
•	the completion of, and the expected closing date of, the Transaction and related matters;
•	the timely receipt of governmental approvals, including the receipt of approval from regulators in Canada, the United States, Mexico and other jurisdictions where the Resulting Issuer may operate;
•	the listing of the Resulting Issuer Shares on the TSXV;
•	the timely commencement of operations by the Resulting Issuer and the success of such operations;
•	the ability of the Resulting Issuer to implement its business plan as intended;
•	the legislative and regulatory environments of the jurisdictions where the Resulting Issuer will carry on business or have operations;
•	the impact of competition and the competitive response to the Resulting Issuer's business strategy;
•	availability of aircraft;
•	timing and amount of capital expenditures;
•	conditions in general economic and financial markets; and
•	the Resulting Issuer's ability to obtain additional financing on satisfactory terms.
The actual results, performance or achievements of the Resulting Issuer could differ materially from those anticipated in these forward-looking statements as a result of the risk factors set forth below and under "Risk Factors" in this Information Circular, including but not limited to:
•	general economic conditions;
•	the ability of management to execute its business plan;
•	the competitive response from existing airlines in Canada and potential new market entrants which may compete with the Resulting Issuer;
•	the availability of sufficient financial resources to fund the Resulting Issuer's expenditures;
•	the possibility that government policies, regulations or laws may change or governmental approvals may be delayed, withheld or conditioned;
•	stock market volatility and market valuations;
•	the availability of capital on acceptable terms or at all;
•	failure to realize the anticipated benefits of the Transaction; and
•	the other factors considered under "Risk Factors" in this Information Circular.
Although Jet and CJL have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from what is anticipated in such information. The reader is cautioned not to place undue reliance on forward-looking information. The forward-looking information contained herein is presented for the purpose of assisting Jet Shareholders (as defined herein) in understanding the Transaction, Jet's expected financial and operational performance and Jet's and CJL's plans and objectives and may not be appropriate for other purposes. Management of Jet and CJL do not undertake to provide updates with respect to forward-looking information, except as may be required by law.

GLOSSARY OF TERMS
The following is a glossary of certain terms used in this Information Circular, including the Summary hereof and in the Appendices attached thereto.
"1933 Act" means the United States Securities Act of 1933, as amended;
"Affiliate" means a Company that is affiliated with another Company as described below.
A Company is an "Affiliate" of another Company if:
(a)	one of them is the subsidiary of the other, or
(b)	each of them is controlled by the same Person.
A Company is "controlled" by a Person if:
(a)	voting securities of Jet are held, other than by way of security only, by or for the benefit of that Person, and
(b)	the voting securities, if voted, entitle the Person to elect a majority of the directors of Jet.
A Person beneficially owns securities that are beneficially owned by:
(a)	a Company controlled by that Person, or
(b)	an Affiliate of that Person or an Affiliate of any Company controlled by that Person;
 "Amalco" means the continuing amalgamated corporation following the Effective Time created by the Amalgamation;
"Amalgamation" means the amalgamation of Jet Subco and CJL under the provisions of section 181 of the CBCA, as contemplated by the Amalgamation Agreement;
"Amalgamation Agreement" means the amalgamation agreement dated April 12, 2016 between Jet, Jet Subco and CJL;
"Amalco Common Voting Shares" means the common voting shares in the capital of Amalco;
"Amalco Shares" means the Amalco Common Voting Shares and Amalco Variable Voting Shares;
"Amalco Variable Voting Shares" means the variable voting shares in the capital of Amalco;
"Associate" when used to indicate a relationship with a Person, means
(a)
an issuer of which the Person beneficially owns or controls, directly or indirectly, voting securities entitling him to more than 10% of the voting rights attached to outstanding securities of the issuer,

(b)	any partner of the Person,
(c)	any trust or estate in which the Person has a substantial beneficial interest or in respect of which a Person serves as trustee or in a similar capacity,
(d)	in the case of a Person who is an individual:

(i)	that Person's spouse or child, or
(ii)	any relative of the Person or of his spouse who has the same residence as that Person;
but
(e)
where the Exchange determines that two Persons shall, or shall not, be deemed to be associates with respect to a Member firm, Member corporation or holding company of a Member corporation, then such determination shall be determinative of their relationships in the application of Rule D.1.00 of the TSXV Rule Book and Policies with respect to that Member firm, Member corporation or holding company;

"BCBCA" means the Business Corporations Act (British Columbia), as amended;
"Beneficial Shareholders" means shareholders who do not hold their shares in their own names;
"Business Day" means a day on which banks are ordinarily open for business in Vancouver, British Columbia;
"Cambrian" means Cambrian Mining Finance Ltd.;
"CBCA" means the Canada Business Corporations Act;
"Change of Business" has the meaning ascribed to that term in TSXV Policy 1.1 – Interpretation as it applies to Jet changing its business from a "mining issuer" to an "industrial issuer";
"CJL" means Canada Jetlines Ltd., a company incorporated and existing under the federal laws of Canada;
"CJL Board" means the board of directors of CJL;
"CJL Common Voting Shares" means the issued and outstanding common voting shares of CJL, as currently constituted;
"CJL Options" means the options to purchase CJL Shares;
"CJL Shareholder" means a Holder of CJL Shares;
"CJL Shares" means the CJL Common Voting Shares and the CJL Variable Voting Shares, as currently constituted;
"CJL Variable Voting Shares" means the issued and outstanding common voting shares and variable voting shares of CJL, as currently constituted;
"CJL Warrants" means common share purchase warrants of CJL;
"Closing" means the closing of the Transaction in accordance with the terms of the Amalgamation Agreement;
"Closing Date" means the day that the Closing occurs;
"Closing Time" means the time that Closing occurs on the Closing Date;
"Company" means a corporation, incorporated association or organization, body corporate, partnership, trust, association or other entity other than an individual;

"Consolidation" means the proposed consolidation of the issued and outstanding Jet Shares such that one (1) Jet Share will be issued in exchange for every one and one-half (1.5) existing Jet Shares held at the effective time of the Consolidation;
"Continuance" means the continuance of Jet from the jurisdiction of British Columbia to the jurisdiction of Canada pursuant to section 308 of the BCBCA and section 187 of the CBCA, such continuance to occur prior to the Amalgamation;
 "Control Person" means any Person that holds or is one of a combination of Persons that holds a sufficient number of any of the securities of an issuer so as to affect materially the control of that issuer, or that holds more than 20% of the outstanding voting securities of an issuer except where there is evidence showing that the holder of those securities does not materially affect the control of the issuer;
"Current Jet Directors" means Mark Morabito, Mark Lotz, Stewart Wallis and Ken Brophy and who are to be elected to become directors of Jet immediately upon approval of the Jet Shareholders until the earlier of the next annual meeting of the Jet Shareholders, or until their successors are elected or appointed, or the Closing Time;
"Debt Settlement" has the meaning ascribed thereto under "The Jet Meeting – Approval of Debt Settlement" in this Information Circular;
"Effective Date" means the date the Amalgamation is effective as set out on the Certificate of Amalgamation;
"Effective Time" means 12:01 a.m. (Vancouver time) on the Effective Date, or such other time as the parties may agree;
"Exchange or TSXV" means the TSX Venture Exchange Inc.;
"Exchange Ratio" means the exchange ratio for which CJL shares will be exchanged for Jet Shares being each one (1) issued and outstanding CJL Share shall be exchanged for one and one-half (1.5) Resulting Issuer Share, provided that Holders of CJL Shares, as applicable that are not Canadian, shall receive Resulting Issuer Variable Voting Shares and Holders of CJL shares that are Canadian shall receive Resulting Issuer Common Voting Shares;
"Governmental Entity" means: (i) any multinational, federal, provincial, territorial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau, agency or entity, domestic or foreign; (ii) any stock exchange, including the TSXV; (iii) any subdivision, agent, commission, board or authority of any of the foregoing; or (iv) any quasi-governmental or private body, including any tribunal, commission, regulatory agency or self-regulatory organization, exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;
"Holders" means, when used with reference to securities of a Company, the holders of such securities, shown from time to time in the registers maintained by or on behalf of such Company, in respect of such securities, and "Holder" means any one of them;
"IFRS" means International Financial Reporting Standards then in effect and generally accepted in Canada and consistently applied;
"Information Circular" means this management information circular, together with all appendices hereto and including the summary hereof, distributed by Jet in connection with the Jet Meeting;
"Insider" if used in relation to an issuer, means:
(a)	a director or senior officer of the issuer;
(b)	a director or senior officer of the issuer that is an insider or subsidiary of the issuer;

(c)	a Person that beneficially owns or controls, directly or indirectly, voting shares carrying more than 10% of the voting rights attached to all outstanding voting shares of the Issuer; or
(d)	the issuer itself if it holds any of its own securities;
"In-the-Money Amount" in respect of a stock option means the amount, if any, by which the aggregate fair market value at that time of the securities subject to the option exceeds the aggregate exercise price of the option;
"Jet" means Jet Metal Corp., a corporation incorporated under the BCBCA;
"Jet Board" means the board of directors of Jet as the same is constituted from time to time;
"Jet Common Voting Shares" means the common voting shares in the capital of Jet;
 "Jet Meeting" or "Meeting" means the annual general and special meeting of the Jet Shareholders to be held on July 27, 2016 and any adjournment(s) or postponement(s) thereof;
"Jet Notice of Meeting" means the Notice of the Meeting of Jet Shareholders dated June 17, 2016 which accompanies this Information Circular being sent to Jet Shareholders;
"Jet Options" means options exercisable to purchase Jet Shares, each of which entitles the Holder thereof to purchase one Jet Share;
"Jet Resolutions" means, collectively, the resolutions to be considered, and if deemed advisable, approved by the Jet Shareholders at the Jet Meeting;
"Jet Shares" means the Jet Common Voting Shares, and after the Continuance, means the Jet Common Voting Shares and the Jet Variable Voting Shares;
"Jet Shareholder" means a Holder of Jet Shares;
"Jet Shareholder Approval" means that the requisite approval for the Jet Transaction Resolution, which shall be 66⅔% of the votes cast on such resolutions by Jet Shareholders, present in person or by proxy at the Jet Meeting;
 "Jet Stock Option Plan" means the stock option plan of Jet, pursuant to which options to purchase Jet Shares may be issued in accordance with the policies of the TSXV;
"Jet Subco" means Jet Metal Acquisition Corp., a company to be incorporated under the CBCA to facilitate the Amalgamation;
"Jet Transaction Resolution" means the special resolution of the Jet Shareholders approving the Change of Business, Consolidation and Continuance which is to be considered at the Jet Meeting, substantially in the form and content of Schedule "A" hereto;
"Jet Transfer Agent" means Computershare Investor Services Inc. at its office in Vancouver, British Columbia;
"Jet Variable Voting Shares" means, after the Continuance, the variable voting shares in the capital of Jet;
"King & Bay West" means King & Bay West Management Corp.;
"King & Bay West Agreement" means the Management Services Agreement between Jet and King & Bay West dated September 16, 2014;
 "Laws" means all laws, by-laws, rules, regulations, orders, ordinances, codes, guidelines, instruments, policies, notices, directions and judgments or other requirements of any Governmental Entity;

"Material Adverse Effect" means any one or more changes, effects, events, occurrences or states of fact, either individually or in the aggregate, that is, or would reasonably be expected to be, material and adverse to the assets, liabilities (including any contingent liabilities that may arise through outstanding, pending or threatened litigation or otherwise), business, operations, prospects, results of operations, capital, property, obligations (whether absolute, accrued, conditional or otherwise) or financial condition of Jet or CJL, as applicable, other than changes, effects, events, occurrences or states of fact resulting from: (a) a change in the market price of the Jet Shares or CJL Shares, as applicable, following and reasonably attributable to the public announcement of the execution of this Agreement and the transactions contemplated hereby, (b) any changes affecting the global airline industry generally; (c) general economic, financial, currency exchange, securities or commodity market conditions in Canada or the United States; (d) any change in IFRS occurring after the date hereof; (e) any change in applicable Laws or in the interpretation thereof by any Governmental Entity occurring after the date hereof; (f) the commencement, occurrence or continuation of any war, armed hostilities or acts of terrorism; or (g) any natural disaster, provided, however, that with respect to clauses (b) to (g), such changes do not relate primarily to Jet or CJL, as applicable, or do not have a disproportionate effect on Jet or CJL, as applicable, compared to other companies of similar size operating in the airline industry and references in the Amalgamation Agreement to dollar amounts are not intended to be and shall not be deemed to be illustrative or interpretative for purposes of determining whether a "Material Adverse Effect" has occurred;
"Member" has the meaning ascribed thereto in Rule A.1.00 of the TSXV Rule Book and Policies;
"New Jet Directors" means Mark J. Morabito, Daniel James Scott, Rejean Bourque, Donald Sorochan, Deborah Robinson, John Sutherland and Mark Lotz, all of whom will be directors of Jet immediately upon completion of the Transaction;
"New King & Bay West Agreement" means the King & Bay West Agreement with amendments that have been agreed to by Jet and CJL;
"NI 43-101" means National Instrument 43-101 – Standards of Disclosure for Mineral Projects;
Offering" means the private placement of up to of 20,000,000 Resulting Issuer Units, at a price of $0.30 per Resulting Issuer Unit, for gross proceeds of up to $6,000,0001;
"Ordinary Resolution" means a resolution passed by a majority of the votes cast by the shareholders in respect of that resolution;
"Person" or "person" means a Company or individual;
 "Promoter" has the meaning ascribed thereto in applicable securities law;
"Proxy" means the form of proxy which accompanies this Information Circular;
"Resulting Issuer" means Jet after completion of the Transaction;
"Resulting Issuer Common Voting Shares" means the Jet Common Voting Shares after the Continuance;
"Resulting Issuer Shares" means the Resulting Issuer Common Voting Shares and the Resulting Issuer Variable Voting Shares;
"Resulting Issuer Units" means the up to 20,000,000 units to be issued pursuant to the Offering, with each Resulting Issuer Unit consisting of one Resulting Issuer Share and one-half of one Resulting Issuer Offering Warrant;

1 The number, price and terms of securities issued pursuant to the Offering, and the gross proceeds therefrom are subject to change, to the extent agreed upon in writing by CJL and Jet.

"Resulting Issuer Variable Voting Shares" means the Jet Variable Voting Shares after the Continuance;
"Resulting Issuer Offering Warrants" means the means the warrants, one-half of which forms part of a Resulting Issuer Unit, with each whole warrant entitling the Holder thereof to purchase one Resulting Issuer Share at a price of $0.50 per Resulting Issuer Share for a period of twenty-four (24) months from the closing of the Offering;
"Resulting Issuer Options" means after the Closing of the Transaction, the Jet Options and the CJL Options (as exchanged for Replacement Options pursuant to the Amalgamation);
"Resulting Issuer Warrants" means after the Closing of the Transaction, the Jet Warrants (as adjusted for the Consolidation), Resulting Issuer Offering Warrants and the CJL Warrants (as adjusted for the Amalgamation);
"SEC" means the United States Securities and Exchange Commission;
"SEDAR" means the System for Electronic Document Analysis and Retrieval;
"Securities Act" means the Securities Act (British Columbia);
"Special Resolution" means a resolution passed by a majority of not less than two-thirds (66⅔) of the votes cast by shareholders who voted in respect of that resolution;
"Tax Act" means the Income Tax Act (Canada), as amended, including the regulations promulgated thereunder;
"Transaction" means the transactions contemplated under the Amalgamation Agreement including, without limitation, the Consolidation, Continuance, the Change of Business and the Offering, and the documents, instruments, certificates, and other agreements to be executed in connection with the Amalgamation Agreement;
"TSXV" has the same meaning as that given to "Exchange" herein;
"TSXV Policy 4.4" means the TSXV Corporate Finance Manual Policy 4.4 – Incentive Stock Options;
"TSXV Policy 5.2" means the TSXV Corporate Finance Manual Policy 5.2 – Change of Business and Reverse Take-Overs;
"U.S." or "United States" means the United States of America;
Words importing the singular number, where the context requires, include the plural and vice versa and words importing any gender include all genders. All dollar amounts herein are in Canadian dollars, unless otherwise stated.

SELECT AIRLINE INDUSTRY TERMS
The following airline industry specific terms are used in this Information Circular:
"ASM" or "Available Seat Miles" is a measure of capacity, calculated by multiplying the total number of seats available for passengers by miles flown.
"Base Airfare" means the airfare advertised by an airline excluding surcharges, taxes, other fees or ancillary revenue items.
"CASM" or "Cost Per Available Seat Mile" is a measure of cost per unit of capacity, calculated by dividing total operating costs by ASMs.
"FTE employee" means full-time equivalent employee.
"LCC" means low cost carrier.
"load factor" is a measure of production relative to capacity calculated by dividing RPMs by ASMs.
"MCDA" means the two major Canadian domestic airlines, Air Canada and WestJet and their affiliate airlines.
"RASM" or "Revenue Per Available Seat Mile" is a measure of revenue per unit of capacity, calculated by dividing total revenue by ASMs.
"RPM" or "Revenue Passenger Mile" is a measure of production based upon one passenger flying one mile.
"SM" or "statute mile" means the straight line distance from one minute of latitude to the next, not taking into account the curvature of the earth.
"stage length" means the average distance flown, measured in statute miles, per aircraft departure. The measure is calculated by dividing total aircraft miles flown by the number of total aircraft departures performed.
"turboprop" means an aircraft with a turbine engine which drives an aircraft propeller.
"ULCC" means ultra-low cost carrier.
"yield" means the revenue generated per passenger per mile travelled, represented in cents per mile and includes the NAV Canada surcharge fee but excludes ancillary revenue and is calculated by dividing revenue by RPM.

SUMMARY
The following is a summary relating to CJL, Jet and the Resulting Issuer and should be read together with the more detailed information and financial statements and data contained elsewhere in this Information Circular. This summary is provided for convenience of reference only and is qualified in its entirety by the more detailed information and financial statements and data appearing elsewhere in this Information Circular and in the Appendices attached hereto.
Jet
Jet was incorporated pursuant to the Company Act (British Columbia) (replaced by the BCBCA effective March 29, 2004) on September 2, 1966 under the name Shasta Mines & Oil Ltd.    On February 4, 1975 Jet changed its name to International Shasta Resources Ltd.  On May 20, 1994, Jet changed its name to Consolidated Shasta Resources Inc.  On November 23, 1994, Jet changed its name to Lima Gold Corporation and on September 21, 1999 Jet changed its name to International Lima Resources Corp On March 1, 2004 Jet changed its name to Crosshair Exploration & Mining Corp.  On June 1, 2004 Jet transitioned under the BCBCA. On October 28, 2011 Jet changed its name to Crosshair Energy Corporation.  On September 17, 2013, Jet changed its name to Jet Metal Corp. The Jet Shares are currently listed on the TSXV under the symbol "Jet". See Appendix "A" - "Information Concerning Jet Metal Corp." for additional information relating to Jet.  Following the completion of the Transaction, it is anticipated that the Jet Board will be comprised of the New Jet Directors.
CJL
CJL was incorporated under the CBCA on August 28, 2012 under the name "Canada Jetlines Ltd." See Appendix "B" – "Information Concerning CJL" for additional information relating to CJL.
The Jet Meeting
The Jet Meeting will be held on July 27, 2016 at 10:00 a.m. (Vancouver Time) at Suite 1240, 1140 West Pender Street, Vancouver, British Columbia for the purpose of considering and, if deemed advisable, passing, with or without variation the Jet Resolutions.
Jet Shareholder Approval
Pursuant to the BCBCA and TSXV Policy 5.2, the Jet Transaction Resolution requires approval by a majority of not less than two-thirds of the votes cast by Jet Shareholders present in person or by proxy at the Jet Meeting.  The remaining Jet Resolutions require approval by a majority of not less than fifty percent (50%) of the votes cast by Jet Shareholders present in person or by proxy at the Jet Meeting.
Dissent Rights
Pursuant to Sections 237 to 247 of the BCBCA, Jet Shareholders have the right to dissent in respect of the Continuance. This dissent right is described in the Appendices "F" and "G" attached to this Information Circular. If a Jet Shareholder wishes to dissent, a written notice must be received by Jet at least two business days (excluding Saturdays, Sundays and holidays) before the date of the Jet Meeting. As a result of giving a notice of dissent, a Jet Shareholder may, if the Continuance becomes effective, require the Resulting Issuer to purchase all of such Jet Shares held by the Jet Shareholder. Failure to strictly comply with the dissent procedures described in this Information Circular may result in the loss or unavailability of any right of dissent.
The Transaction
On April 12, 2016, Jet and CJL entered into the Amalgamation Agreement in connection with the Transaction.  Subject to TSXV and applicable shareholder approvals, Jet and CJL have agreed to complete the Transaction pursuant to which Jet will effect the Continuance and Jet Subco and CJL will amalgamate and continue as a single company (Amalco) that is a wholly-owned subsidiary of Jet. In connection with the Transaction Jet will change its name to "Canada Jetlines Ltd." (the "Resulting Issuer").  The Resulting Issuer Shares will be listed on the TSXV under the symbol "JET". The Transaction will be effected pursuant to the terms and conditions of the Amalgamation Agreement and the provisions of the CBCA and the BCBCA.  The Transaction is an arm's length transaction.

The Amalgamation
On April 12, 2016, Jet and CJL entered into the Amalgamation Agreement, to effect the Transaction pursuant to which Jet has agreed to effect the Continuance prior to the Effective Time and thereafter Jet Subco and CJL will amalgamate at the Effective Time to form Amalco.  Pursuant to the Amalgamation Agreement one and one-half (1.5) Resulting Issuer Shares will be issued in exchange for every one (1) CJL Share held, provided that Holders of CJL Shares that are not Canadian shall receive Resulting Issuer Variable Voting Shares and Holders of CJL Shares that are Canadian shall receive Resulting Issuer Common Voting Shares.  No fractional Resulting Issuer Shares will be issued to CJL Shareholders in connection with the Amalgamation. Where the number of Resulting Issuer Shares to which a CJL Shareholder is entitled is not a whole number, the number of Resulting Issuer Shares issued to such CJL Shareholder will be rounded down to the nearest whole number without any compensation therefor.
Outstanding warrants of Jet and CJL and the outstanding stock options of Jet and CJL will automatically become exercisable for or shall be exchanged for Resulting Issuer Shares, subject to all necessary adjustments to reflect the terms of the Transaction and subject to the terms governing the warrants and options.  After the Transaction is complete, all of the tangible and intangible assets of Jet Subco and CJL will be owned by and held in Amalco and Amalco shall be a wholly-owned subsidiary of Jet.  In accordance with the provisions of the BCBCA, Jet will require shareholder approval by way of special resolution in connection with the Continuance that will occur prior to the Amalgamation.
Completion of the Transaction is subject to compliance with the terms and conditions set forth in the Amalgamation Agreement which is incorporated by reference into this Information Circular and a copy of which is available on SEDAR at www.sedar.com. The respective obligations of Jet and CJL to complete the Transaction are subject to a number of conditions which must be satisfied or waived in order for Closing of the Transaction to occur.  The summary of the Amalgamation Agreement contained in this Information Circular is qualified entirely by the full text of the Amalgamation Agreement.
If the Jet Resolution are approved as required and the other conditions precedent to the Transaction specified in the Amalgamation Agreement are satisfied or waived, Jet and CJL expect that the Closing Date will be on or before August 12, 2016 unless such date is extended in accordance with the terms of the Amalgamation Agreement.
The Consolidation
Prior to the effective time of the Continuance, Jet will alter its share capital by consolidating all of the issued and outstanding Jet Shares on the basis of one post-consolidation Jet Share for every one and-one-half (1.5) pre-consolidation Jet Shares.  In the event that the Consolidation would result in the issuance of a fractional Jet Share, no fractional Jet Shares will be issued and such fraction will be rounded down to the next whole number:
The Continuance
Prior to the Effective Time, Jet will complete the Continuance under the CBCA, subject to regulatory and Jet Shareholder approval.  This means that Jet will continue its corporate existence as a corporation governed by the CBCA rather than the BCBCA and the Transaction will be governed by the CBCA.  The Continuance requires approval of not less than two-thirds of Jet Shareholders present in person or by proxy at the Meeting.
Offering2
Jet expects to complete the Offering of Resulting Issuer Units for aggregate gross proceeds of up to of $6,000,000.  It is currently anticipated that Jet will issue up to 20,000,000 Resulting Issuer Units at a price of $0.30.  Each Resulting Issuer Unit will consist of one Resulting Issuer Share and one half of one Resulting Issuer Warrant exercisable for twenty-four (24) months at a price of $0.50 for each whole Resulting Issuer Share.

2 The number of securities issued pursuant to the Offering and the gross proceeds therefrom are subject to change, to the extent agreed upon in writing by Jet and CJL.

Interests of Insiders, Promoters or Control Persons of Jet
The following chart summarizes the interests of Insiders, Promoters and Control Persons of Jet and their respective Associates and Affiliates both before and after giving effect to the Transaction:
INSIDER, PROMOTER OR CONTROL PERSON OF JET	JET SHARES BENEFICIALLY OWNED, EITHER DIRECTLY OR INDIRECTLY (OR OVER WHICH CONTROL IS EXERCISED) PRIOR TO GIVING EFFECT TO THE CONSOLIDATION AND THE TRANSACTION		RESULTING ISSUER SHARES BENEFICIALLY OWNED, EITHER DIRECTLY OR INDIRECTLY (OR OVER WHICH CONTROL IS EXERCISED) AFTER GIVING EFFECT TO THE TRANSACTION
	NUMBER	PERCENTAGE	NUMBER	PERCENTAGE(1)(2)
Mark J. Morabito	2,979,971	10.56%	2,319,980	4.33%
Stewart Wallis	103,150	<1.00%	68,766	<1.00%
Mark Lotz	0	0.00%	0	0.00%
Ken Brophy	100,630	<1.00%	67,086	<1.00%
Kate-Lynn Genzel	0	0.0%	0	0.0%
Sheila Paine	1,250	<1.00%	833	<1.00%
Note:
(1)	On a partially diluted basis, assuming the issuance of (i) 14,246,559 Resulting Issuer Shares to CJL Shareholders, (ii) 20,000,000 Resulting Issuer Shares issued pursuant to the Offering; (iii) 333,333 Resulting Issuer Shares for the Debt Settlement; and (iv) 420,547 Resulting Issuer Shares to Cambrian. The number, price and terms of securities issued pursuant to the Offering, and the gross proceeds therefrom are subject to change, to the extent agreed upon in writing by CJL and Jet.
(2)	Assuming no shares are purchased by these persons under the Offering.

See Appendix "C" - "Information Concerning the Resulting Issuer Upon Completion of the Transaction" for additional information.
Selected Pro Forma Financial Information
The following table sets out selected pro forma financial information of Jet prior to and after giving effect to the Offering and the Transaction.
	AS AT JANUARY 31, 2016(1)	AS AT JANUARY 31, 2016 AFTER GIVING EFFECT TO THE OFFERING AND THE TRANSACTION(1)(2)
Cash	$2,029,126	$7,462,116
Note:
(1)	Extracted from Appendix "E" – "Pro Forma Unaudited Financial Statements of Jet Metal Corp.".
(2)	Assuming that gross proceeds of $6,000,000 are raised pursuant to the Offering. The number, price and terms of securities issued pursuant to the Offering, and the gross proceeds therefrom are subject to change, to the extent agreed upon in writing by CJL and Jet.

Available Funds and Principal Purposes
Funds Available
After giving effect to the Transaction and assuming completion of the Offering for gross proceeds of $6,000,000 the unaudited pro forma working capital of the Resulting Issuer would be approximately $6,392,357 as at May 31, 2016.
	JET AS AT MAY 31, 2016	CJL AS AT MAY 31, 2016	AFTER GIVING EFFECT TO THE OFFERING AND THE TRANSACTION(1)
Working Capital (Deficiency) (unaudited)	$1,411,333	$(601,046)	$6,392,357
Note:
(1)	Assuming net proceeds of $5,567,945 are raised pursuant to the Offering ($6,000,000 gross proceeds less $432,055 in finder's fees). The number, price and terms of securities issued pursuant to the Offering, and the gross proceeds therefrom are subject to change, to the extent agreed upon in writing by CJL and Jet.
Principal Purposes of Funds
The Resulting Issuer will use the funds available upon completion of the Transaction to further the business objectives of CJL, as described in Appendix "B" – "Information Concerning CJL". Utilization of funds is anticipated to be as follows:
Activity
Plan & Execute Phase 1 Marketing Strategy	$500,000
Launch website for merchandising and destination content	$350,000
Execute Human Resources Plan	$200,000
Execute Phase 1 of Reservation System procurement	$400,000
Complete the Canadian Transportation Agency licensing process, including achieving a 705 Air Operator Certificate	$100,000
Phase 1 Aircraft Launch activities, including acquisition of initial two aircraft	$2,000,000
Launch Phase 1 Air Crew and Cabin Crew recruiting and equipping	$250,000
Execute operations systems acquisition project	$250,000
Transaction Costs	$150,000
Estimated 12-month General & Administrative Expenses	$1,800,000	(1)
Unallocated Working Capital	$392,358
TOTAL	$6,392,357	(2)

Notes:
(1)	Inclusive of: compensation of FTE employees leading up to the period of operations, including executive salaries, marketing, finance and administration; consulting; insurance; facilities rental and improvements; property taxes; legal; audit; accounting; employee benefits; information technology equipment, services, training and software, vehicle leases and rentals; general office; and travel.
(2)	Assuming (i) existing net working capital position of $810,287 and (ii) that net proceeds of $5,567,945 are raised pursuant to the Offering ($6,000,000 gross proceeds less $432,055 in finder's fees). The number, price and terms of securities issued pursuant to the Offering, and the gross proceeds therefrom are subject to change, to the extent agreed upon in writing by CJL and Jet.
See Appendix "C" - "Information Concerning the Resulting Issuer Upon Completion of the Transaction"

Stock Exchange Listings
The issued and outstanding Jet Shares are listed and posted for trading on the TSXV under the symbol "JET".  In accordance with the policies of the TSXV, the Jet Shares were halted from trading on February 17, 2016, the date on which the proposed Transaction was announced by Jet and CJL.  On February 16, 2016, the last day that Jet Shares traded prior to the announcement of the Transaction, the closing price of the Jet Shares was $0.085.  The Jet Warrants are currently listed on the TSXV under the trading symbol "JET.WT" and on closing of the Transaction will be listed on the TSXV under the symbol JET.WT and exercisable for Resulting Issuer Shares based on the Exchange Ratio.
Interest of Experts
No person or company who is named herein as having prepared or certified a part of this Information Circular or prepared or certified a report or valuation described or included in this Information Circular has, or will have immediately following completion of the Transaction, any direct or indirect interest in Jet or CJL.
Relationship with Cambrian
Pursuant to a finder's fee agreement dated January 7, 2016 (the "FF Agreement"), Jet has agreed to pay Cambrian a finder's fee. Cambrian does not hold any shares in Jet and is an arm's length party.
Risk Factors
There are number of risk factors associated with the completion of the Transaction and in respect of the business of each of Jet and CJL upon completion of the Transaction, including but not limited to:
•	there is no assurance that all conditions precedent to the Transaction will be satisfied;
•	the ability of management to execute its business plan;
•	major safety incidents may occur;
•	the lack of operational history of CJL and the Resulting Issuer;
•	the competitive response from existing airlines in Canada and potential new market entrants which may compete with the Resulting Issuer;
•	the availability of sufficient financial resources to fund the Resulting Issuer's expenditures;
•	the possibility that government policies, regulations or laws may change or governmental approvals may be delayed, withheld or conditioned;
•	stock market volatility and market valuations;
•	the seasonal nature of the airline business in Canada;
•	foreign currency fluctuations;
•	the risk of future litigation;
•	the availability of capital on acceptable terms or at all;
•	failure to realize the anticipated benefits of the Transaction; and
•
the other factors considered under "Cautionary Statement Regarding Forward Looking Information" in this Information Circular, "Risk Factors Related to the Transaction" in the Information Circular and "Risk Factors Related to the Business of CJL" in Appendix "B" – "Information Concerning CJL".

GENERAL PROXY INFORMATION
Solicitation of Proxies
This Information Circular is furnished in connection with the solicitation of proxies by or on behalf of management of Jet to be used at the Jet Meeting to be held at Suite 1240, 1140 West Pender Street, Vancouver, British Columbia on July 27, 2016 at 10:00 a.m. (Vancouver time) for the purpose set forth in the accompanying Jet Notice of Meeting.
Persons or Companies Making the Solicitation
The enclosed Instrument of Proxy is solicited by management of Jet ("Management").  Solicitations will be made by mail and possibly supplemented by telephone or other personal contact to be made without special compensation by regular officers and employees of Jet.  Jet does not reimburse Jet Shareholders' nominees or agents (including brokers holding shares on behalf of clients) for the cost incurred in obtaining from their principals, authorization to execute the Instrument of Proxy.  No solicitation will be made by specifically engaged employees or soliciting agents.  The cost of solicitation will be borne by Jet.  None of the directors of Jet have advised that they intend to oppose any action intended to be taken by Management as set forth in this Information Circular. The contents and the sending of this Information Circular have been approved by the Jet Board.
Appointment and Revocation of Proxies
The persons named in the accompanying Instrument of Proxy are directors or officers of Jet and are nominees of Management.  A Jet Shareholder has the right to appoint a person to attend and act for him/her on his/her behalf at the Jet Meeting other than the persons named in the enclosed Instrument of Proxy.  To exercise this right, a Jet Shareholder should strike out the names of the persons named in the Instrument of Proxy and insert the name of his/her nominee in the blank space provided, or complete another proper form of Instrument of Proxy.  The completed Instrument of Proxy should be deposited with Jet's Registrar and Transfer Agent, Computershare Investor Services Inc., 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, at least 48 hours before the time of the Jet Meeting or any adjournment thereof, excluding Saturdays, Sundays and holidays.
The Instrument of Proxy must be dated and be signed by the Jet Shareholder or by his/her attorney in writing, or, if the Jet Shareholder is a Company, it must either be under its common seal or signed by a duly authorized officer.
In addition to revocation in any other manner permitted by law, a Jet Shareholder may revoke a Proxy either by (a) signing a Proxy bearing a later date and depositing it at the place and within the time aforesaid, or (b) signing and dating a written notice of revocation (in the same manner as the Instrument of Proxy is required to be executed as set out in the notes to the Instrument of Proxy) and either depositing it at the place and within the time aforesaid or with the Chairman of the Jet Meeting on the day of the Jet Meeting or on the day of any adjournment thereof, or (c) registering with the Scrutineer at the Jet Meeting as a Jet Shareholder present in person, whereupon such Proxy shall be deemed to have been revoked.
Non-Registered Holders of Jet Shares
Only Jet Shareholders whose names appear in Jet's Central Securities Register (the "Registered Jet Shareholders") or duly appointed proxyholders are permitted to vote at the Jet Meeting.  Jet Shareholders who do not hold their common shares in their own name ("Beneficial Jet Shareholders") are advised that only proxies from Jet Shareholders of record can be recognized and voted at the Jet Meeting.  Beneficial Jet Shareholders who complete and return an Instrument of Proxy must indicate thereon the person (usually a brokerage house) who holds their common shares as registered Jet Shareholder.  Every intermediary (broker) has its own mailing procedure, and provides its own return instructions, which should be carefully followed.  The form of proxy supplied to Beneficial Jet Shareholders is similar to that provided to Registered Jet Shareholders.  However, its purpose is limited to instructing the registered Jet Shareholder how to vote on behalf of the Beneficial Jet Shareholder. Management of Jet does not intend to pay for intermediaries to forward to objecting beneficial owners under National Instrument 54-101 the proxy-related materials and Form 54-101F7 – Request for Voting Instructions Made by Intermediary, and in case of an objecting beneficial owner, the objecting beneficial owner will not receive the materials unless the objecting beneficial owner's intermediary assumes the cost of delivery.

If common shares are listed in an account statement provided to a Jet Shareholder by a broker, then in almost all cases those common shares will not be registered in such Jet Shareholder's name on the records of Jet.  Such common shares will more likely be registered under the name of the Jet Shareholder's broker or agent of that broker.  In Canada, the vast majority of such common shares are registered under the name of CDS & Co. (the registration for the Canadian Depository for Securities, which company acts as nominee for many Canadian brokerage firms).  Common shares held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Jet Shareholder.  Without specific instructions, brokers/nominees are prohibited from voting shares for their clients.  The directors and officers of Jet do not know for whose benefit the common shares registered in the name of CDS & Co. are held.
In accordance with National Instrument 54-101 of the Canadian Securities Administrators, Jet has distributed copies of the Notice of Jet Meeting, this Information Circular and the Instrument of Proxy to the clearing agencies and intermediaries for onward distribution.  Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Jet Shareholders in advance of Jet Shareholders' meetings unless the Beneficial Jet Shareholders have waived the right to receive meeting materials.  Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Jet Shareholders in order to ensure that their common shares are voted at the Jet Meeting.  Often the form of proxy supplied to a Beneficial Jet Shareholder by its broker is identical to the Instrument of Proxy provided by Jet to the Registered Jet Shareholders.  However, its purpose is limited to instructing the Registered Jet Shareholder how to vote on behalf of the Beneficial Jet Shareholder.  Should a Beneficial Jet Shareholder receive such a form and wish to vote at the Jet Meeting, the Beneficial Jet Shareholder should strike out the Management proxyholder's name in the form and insert the Beneficial Jet Shareholder's name in the blank provided.  The majority of brokers now delegate the responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. ("Broadridge").  Broadridge typically applies a special sticker to the proxy forms, mails those forms to the Beneficial Jet Shareholders and requests Beneficial Jet Shareholders to return the proxy forms to Broadridge.  Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of common shares to be represented at the Jet Meeting.  A Beneficial Jet Shareholder receiving a proxy with a Broadridge sticker on it cannot use that proxy to vote common shares directly at the Jet Meeting – the proxy must be returned to Broadridge well in advance of the Jet Meeting in order to have the common shares voted.  All references to Jet Shareholders in this Information Circular and the accompanying Instrument of Proxy and Notice of Jet Meeting are to Jet Shareholders of record unless specifically stated otherwise.
Voting of Shares and Exercise of Discretion of Proxies
On any poll, the persons named in the enclosed Instrument of Proxy will vote the shares in respect of which they are appointed and, where directions are given by the Jet Shareholder in respect of voting for or against any resolution, will do so in accordance with such direction.
If no choice is specified on the proxy with respect to a matter to be acted upon, the proxy confers discretionary authority with respect to the matter upon the proxyholder named on the Instrument of Proxy.  In the absence of any direction in the Instrument of Proxy, it is intended that the proxyholder named by Management in the Instrument of Proxy will vote the shares represented by the proxy in favour of the motions proposed to be made at the Jet Meeting as stated under the headings in this Information Circular.  The Instrument of Proxy enclosed, when properly signed, confers discretionary authority with respect to amendments or variations to any matters which may properly be brought before the Jet Meeting.
At the time of printing of this Information Circular, the Management of Jet is not aware that any such amendments, variations or other matters are to be presented for action at the Jet Meeting.  However, if any other matters which are not now known to the Management should properly come before the Jet Meeting, the Proxies hereby solicited will be exercised on such matters in accordance with the best judgement of the nominee.
Quorum
A quorum of Jet Shareholders will be present at the Jet Meeting if two persons who are Jet Shareholders who, in the aggregate, hold at least five percent (5%) of the issued Jet Shares entitled to be voted at the Jet Meeting are present in person or by proxy.

Voting Shares and Principal Holders Thereof
As of the date of this Information Circular, Jet has 28,218,451 Jet Shares without par value issued and outstanding.  All Jet Shares in the capital of Jet are of the same class and each carries the right to one vote.
June 27, 2016 has been determined as the record date as of which Jet Shareholders are entitled to receive notice of and attend and vote at the Jet Meeting.  Jet Shareholders desiring to be represented by proxy at the Jet Meeting must deposit their proxies at the place and within the time set forth in the notes to the Instrument of Proxy in order to entitle the person duly appointed by the proxy to attend and vote thereat.
Other than as set out below, to the knowledge of the directors or executive officers of Jet, as of the date of this Information Circular, 2016 no Shareholder beneficially owns or controls, directly or indirectly, voting securities carrying more than 10% of the voting rights attached to the Common Shares of Jet.
Mark J. Morabito is the beneficial owner, directly and indirectly, of 2,979,971 Common Shares representing approximately 10.56% of the issued and outstanding Common Shares of Jet.
Interest of Certain Persons or Companies in Matters to be Acted Upon
Other than as set forth above and elsewhere herein, Jet is not aware of any material interests, other than as Holders of Jet Shares, direct or indirect, by way of beneficial ownership of securities or otherwise, of any director or executive officer of Jet or any Jet Shareholder holding more than 10% of the voting rights attached to the Jet Shares or any Associate or Affiliate of any of the foregoing in any transaction which has or will materially affect Jet, or in any matters to be considered at the Jet Meeting.
As at the date of this Information Circular, the directors and officers of Jet, as a group, owned, directly or indirectly, 3,185,001 Jet Shares or 11.29% of the issued and outstanding Jet Shares. To the knowledge of Jet, as of the date hereof, no directors, officers or Insiders of Jet, own, directly or indirectly, or exercise control of or direction over, any CJL Shares.
As at the date hereof, to the knowledge of Jet, no directors or officers or other Insiders of CJL own, directly or indirectly, or exercise control of or direction over, any Jet Shares. See Appendix "A" - "Information Concerning Jet Metal Corp. – Interests of Insiders, Promoters or Control Persons of Jet Metal Corp."
Interest of Informed Persons in Material Transactions
Other than as disclosed in this Information Circular and transactions carried out in the ordinary course of business of Jet or its subsidiary, none of the directors or executive officers of Jet, any shareholder directly or indirectly beneficially owning, or exercising control or direction over, more than 10% of the outstanding Jet Shares, nor an associate or affiliate of any of the foregoing persons has had, during the most recently completed financial year of Jet or during the current financial year, any material interest, direct or indirect, in any transactions that materially affected or would materially affect Jet or its subsidiary.
THE TRANSACTION
Reasons for and Background to the Transaction
Jet was introduced to CJL by Cambrian in January 2016. Jet and CJL subsequently negotiated the terms of a letter of intent for the Transaction which was entered into by the parties and then announced on February 17, 2016.  The Amalgamation Agreement was executed on April 12, 2016.
The principal rational for the Transaction is to transform Jet into an industrial issuer and merge the considerable management and capital markets expertise of Jet's management company, King & Bay West, with the assets and considerable airline operational expertise of CJL. CJL plans to operate scheduled point-to-point all jet air service nationally with primary bases at the Vancouver International Airport and the Hamilton International Airport, with a secondary base at the Winnipeg International Airport. CJL plans to operate flights throughout Canada, the United States, Mexico and the Caribbean.
CJL will use the proven commercial aviation ULCC profitability model to attract new passengers with low airfares and plans to retain these passengers by demonstrating a passion for service. The proven ULCC model provides the capability for specifically designed airlines to reduce their costs in a manner that provides scheduled airline service at base airfares averaging 40% below their nearest competitor thus creating new passenger demand by market stimulation. The worldwide success of other ULCC airlines such as Allegiant Air and Spirit Airlines in the United Sates, Air Asia in Asia, and Ryanair and EasyJet in Europe demonstrates the power of these ULCC airlines to attract and significantly stimulate passenger traffic and lead the markets they operate in while generating strong returns for shareholders.
Recommendation of the Jet Board
After extensive analysis, discussion and reflection with senior management of Jet, the Jet Board unanimously concluded that the Transaction:
(a)	offers Jet Shareholders the greatest opportunity for creating the financial strength necessary to sustain the long-term viability of Jet;
(b)	is the best option available to maximize the value of the Jet Shares;
(c)	is in the best interest of the Jet Shareholders and Jet.
In coming to its conclusions and recommendations, the Jet Board considered information concerning the financial condition, results of operations, business, future plans and prospects of each of Jet and CJL and the resulting potential for enhanced business efficiency.
The Jet Board has unanimously determined that the Transaction is in the best interest of Jet and the Jet Shareholders, and has authorized the submission of the Jet Resolutions to the Jet Shareholders for their approval.  The Jet Board unanimously recommends that Jet Shareholders vote in favour of the Jet Resolutions.
The Amalgamation Agreement
The Amalgamation Agreement sets out the terms and conditions relating to the Transaction.  The provisions of the Amalgamation Agreement are the result of arm's length negotiations conducted between representatives of Jet and CJL.  Below are summaries of certain of the material terms and conditions of the Amalgamation Agreement, which summaries are subject to, and qualified in their entirety by reference to, the terms and conditions of the full text of the Amalgamation Agreement which is incorporated by reference into this Information Circular, and a copy of which is available on SEDAR at www.sedar.com. All capitalized terms used in this summary and not otherwise defined in this Information Circular have the meanings ascribed to them in the Amalgamation Agreement.
The Consolidation
Prior to the effective time of the Continuance, Jet will alter its share capital by consolidating all of the issued and outstanding Jet Shares on the basis of one post-consolidation Jet Share for every one and-one-half (1.5) pre-consolidation Jet Shares.  In the event that the Consolidation would result in the issuance of a fractional Jet Share, no fractional Jet Shares will be issued and such fraction will be rounded down to the next whole number without any compensation therefor.
The Continuance
Prior to the Effective Time, Jet will complete the Continuance under the CBCA, subject to regulatory and shareholder approval. This means that Jet will continue its corporate existence as a corporation governed by the CBCA rather than the BCBCA and the Transaction will be governed by the CBCA. The Continuance requires approval of a special resolution by a majority of not less than two-thirds of the votes cast by Jet Shareholders present in person or by proxy at the Jet Meeting.
The Change of Business

Jet is currently listed on the TSXV as a "mining issuer" with a focus on mineral resource exploration and development. This means that as the Transaction is outside of the mining sector, the Transaction represents a "Change of Business" under the policies of the TSXV which, among other things, requires that Jet obtain shareholder approval for such Change of Business.
Terms of the Amalgamation
In connection with the Transaction, Jet Subco and CJL will amalgamate under the provisions of Section 181 of the CBCA.  In connection with the Amalgamation one and one-half (1.5) Resulting Issuer Shares will be issued in exchange for every one (1) CJL Share held, provided that Holders of CJL Shares that are not Canadian shall receive Resulting Issuer Variable Voting Shares and Holders of CJL Shares that are Canadian shall receive Resulting Issuer Common Voting Shares.  No fractional Resulting Issuer Shares will be issued to CJL Shareholders in connection with the Amalgamation. Where the number of Resulting Issuer Shares to which a CJL Shareholder is entitled is not a whole number, the number of Resulting Issuer Shares issued to such CJL Shareholder will be rounded down to the nearest whole number without any compensation therefor.
In connection with the Amalgamation, CJL Options shall be exchanged for an option (each, a "Replacement Option") entitling such Holder to receive one and one-half (1.5) Resulting Issuer Shares for each CJL Share previously issuable under such CJL Option, at an exercise price per one and one-half (1.5) Resulting Issuer Shares equal to the respective exercise prices per CJL Share under such CJL Option.  It is intended that the provisions of subsection 7(1.4) of the Tax Act apply to the aforesaid exchange of options.  Accordingly, and notwithstanding the foregoing, if required, the exercise price of a Replacement Option will be adjusted such that the In-The-Money Amount of the Replacement Option immediately after the exchange does not exceed the In-The-Money Amount of the CJL Option immediately before the exchange.
Following the consummation of the Amalgamation Holders of CJL Warrants shall be entitled to acquire, subject to the terms and conditions of the CJL Warrants, one and one-half (1.5) Resulting Issuer Shares in lieu of each one (1) CJL Share that would otherwise be issued pursuant to the terms of the CJL Warrants.
Prior to the Effective Time, the Amalgamation Agreement may be supplemented, modified, amended, waived, discharged or terminated by an agreement in writing. The Transaction requires approval of a special resolution of not less than two-thirds of the votes cast by CJL shareholders present in person or by proxy at a special meeting of CJL shareholders. The Jet Transaction Resolution requires approval of a special resolution by a majority of not less than two-thirds of the votes cast by Jet Shareholders present in person or by proxy at the Jet Meeting.
Representations, Warranties and Covenants
Under the Amalgamation Agreement, Jet provides representations and warranties to CJL with respect to, among other things, organization and qualification; corporate authority; absence of conflicts and required consents; ownership of subsidiaries; compliance with laws; necessary authorizations; capitalization and status of listing; absence of shareholder agreements; United States securities law matters; reports; preparation of financial statements in accordance with IFRS; financial reporting and internal controls; absence of undisclosed liabilities; operational matters; employment matters; absence of certain changes or events; absence of litigation; certain tax-related matters; accuracy and completeness of books and records; insurance coverage; absence of non-arm's length transactions; benefit plans; environmental matters; absence of restrictions on business activities; material contracts; absence of brokers; reporting issuer status; status of mineral rights; compliance with stock exchange policies; compliance with money laundering laws; and compliance with corrupt practices legislation.
Under the Amalgamation Agreement, CJL provides representations and warranties to Jet with respect to, among other things, organization and qualification; corporate authority; absence of conflicts and required consents; ownership of subsidiaries; compliance with laws; necessary authorizations; capitalization and status of listing; absence of shareholder agreements; United States securities law matters; reports; preparation of financial statements in accordance with IFRS; financial reporting and internal controls; absence of undisclosed liabilities; operational matters; employment matters; absence of certain changes or events; absence of litigation; certain tax-related matters; accuracy and completeness of books and records; insurance coverage; absence of non-arm's length transactions; absence of restrictions on business activities; material contracts; absence of brokers; reporting issuer status; compliance with money laundering laws; and compliance with corrupt practices legislation.

Under the terms of the Amalgamation Agreement, each of Jet and CJL make certain covenants, including with respect to providing the other party access to corporate documents and personnel; confidentiality; the preparation of filings; conduct of business; consents; litigation; and standstill. The Amalgamation Agreement also sets out the Resulting Issuer Board and the management of the Resulting Issuer upon completion of the Transaction.
Conditions Precedent to the Transaction
The obligations of the parties to consummate the Transaction are subject to conditions that must be satisfied or waived (in accordance with the terms of the Amalgamation Agreement) by the applicable party prior to the consummation of the Transaction. There can be no assurance that the relevant conditions will be satisfied or that such conditions will be waived by the applicable party or parties to the extent the conditions could be waived.
Conditions in favour of Jet
The obligation of Jet to complete the Transaction is subject to the satisfaction of certain conditions or waiver (in accordance with the terms of the Amalgamation Agreement) by Jet prior to consummation of the Transaction, including, among other things, approval of the Transaction by shareholders of CJL; approval of the Transaction by Jet Shareholders; implementation of the Consolidation; implementation of the Continuance; approval of the TSXV of the Transaction and the Offering; receipt of regulatory approvals and consents; completion of the Offering; absence of litigation or prohibition in respect of the Transaction; absence of a Material Adverse Effect with respect to CJL; there being fewer than 5% of Holders of CJL Shares exercising dissent rights in respect of the Transaction; the representations and warranties of CJL shall be true and correct, as well as other customary closing conditions.
Conditions in favour of CJL
The obligation of CJL to complete the Transaction is subject to the satisfaction of certain conditions or waiver (in accordance with the terms of the Amalgamation Agreement) by CJL prior to consummation of the Transaction, including, among other things, approval of the Transaction by shareholders of CJL; approval of the Transaction by shareholders of Jet; implementation of the Continuance; implementation of the Consolidation; approval of the TSXV of the Transaction and the Offering; receipt of regulatory approvals and consents; completion of, or removal of conditions in respect of, the Offering; absence of litigation or prohibition in respect of the Transaction; absence of a Material Adverse Effect with respect to Jet; there being fewer than 5% of Holders of Jet Shares exercising dissent rights in respect of the Transaction; the representations and warranties of Jet shall be true and correct, as well as other customary closing conditions.
Closing
Once the closing conditions contained in the Amalgamation Agreement have been satisfied or waived, articles of amalgamation will be filed with the Director appointed under the CBCA to effect the Transaction.   Upon completion of the Transaction, the articles and bylaws of the Resulting Issuer will be the same as the articles of incorporation and bylaws of CJL.
Offering3
Jet expects to complete the Offering of Resulting Issuer Units for aggregate gross proceeds of up to $6,000,000.  It is currently anticipated that Jet will issue up to 20,000,000 Resulting Issuer Units at a price of $0.30 (post-Consolidation).  Each Resulting Issuer Unit will consist of one Resulting Issuer Share and one half of one Resulting Issuer Warrant exercisable for twenty-four (24) months at a price of $0.50 for each whole Resulting Issuer Share. Jet expects to pay finder's fees in connection with the Offering consisting of a cash fee of 6.5% of the aggregate proceeds raised by a finder and broker warrants equal to 6.5% of the securities sold in the Offering, with each broker warrant exercisable into a Resulting Issuer Share at an exercise price of $0.30 (post-Consolidation).

3 The number of securities issued pursuant to the Offering and the gross proceeds therefrom are subject to change, to the extent agreed upon in writing by Jet and CJL.

Relationship with Cambrian
Pursuant to the FF Agreement, Jet has agreed to pay Cambrian a finder's fee equal to 5% of the first $2 million of consideration payable to CJL by Jet and 3% of the balance of such consideration. The finder's fee is payable partly in Resulting Issuer Shares (75%) and partly in cash (25%). Such finder's fee is payable on the completion of the Transaction.  Cambrian does not hold any shares in Jet and is an arm's length party.
Regulatory Approvals
It is a mutual condition of the Amalgamation Agreement that requisite regulatory approvals be obtained prior to the Closing Date.  It is anticipted that Jet and CJL will have made application to all applicable regulatory authorities prior to the Closing date in order to obtain all approvals required with respect to the Transaction.  There is no guarantee that approvals from the relevant regulatory authorities will be obtained on a timely basis or on terms and conditions satisfactory to Jet and CJL.
It is a condition to the completion of the Transaction that the TSXV has approved the listing of the Resulting Issuer Shares to be issued pursuant to the Transaction subject only to the filing of required documents which cannot be filed prior to the Closing Date. Jet has applied to list the Resulting Issuer Shares to be issued pursuant to the Transaction on the TSXV and listing will be subject to Jet and CJL fulfilling all of the listing requirements of the TSXV. Provided that conditional approval is obtained, the listing on the TSXV of the Resulting Issuer Shares to be issued pursuant to the Transaction will be subject to the ongoing requirements of the TSXV.
Timing
If the Jet Resolutions are approved as required and the other conditions precedent to the Transaction specified in the Amalgamation Agreement are satisfied or waived, Jet and CJL expect that the Closing Date will be on or before August 12, 2016 unless such date is extended in accordance with the terms of the Amalgamation Agreement.
Effect of the Transaction
The Transaction will result in the issuance of 14,246,559 Resulting Issuer Shares to current CJL Shareholders. There will be an aggregate of 53,812,739 Resulting Issuer Shares outstanding upon completion of the Transaction and the Offering, of which the current CJL Shareholders, the current Jet Shareholders and purchasers of Resulting Issuer Units of the Offering will own approximately 26.47%, 34.96% and 37.17%, respectively, on an undiluted basis assuming completion of the Offering.
RISK FACTORS RELATING TO THE TRANSACTION
There are a number of risk factors associated with the completion of the Transaction. These risks are summarized below.
Uncertainties associated with the Transaction
The Transaction will involve the integration of companies that previously operated independently. An important factor in the success of the Transaction will be the ability of the management of the Resulting Issuer to integrate all or part of the operations, systems and technologies of Jet and CJL following completion of the Transaction. The Transaction and/or the integration of the two businesses can result in unanticipated operational problems and interruptions, expenses and liabilities, the diversion of management attention and the loss of key employees. There can be no assurance that the Transaction and business integration will be successful or that the combination will not adversely affect the business, financial condition or operating results of Jet or CJL. In addition, Jet or CJL may incur costs related to the Transaction and related to the Amalgamation.  There can be no assurance that Jet, CJL or the Resulting Issuer will not incur additional material costs in subsequent quarters to reflect additional costs associated with the Transaction or that that the benefits expected from the Transaction will be realized.
Jet and CJL expect to incur significant costs associated with the Transaction
Jet and CJL will collectively incur significant direct transaction costs in connection with the Transaction. Actual direct transaction costs incurred in connection with the Transaction may be higher than expected.   Moreover, certain of Jet's and CJL's costs related to the Transaction, including legal, financial advisory services, accounting, printing and mailing costs, must be paid even if the Transaction is not completed. There are also opportunity costs associated with the diversion of management attention away from the conduct of Jet and CJL's respective businesses in the ordinary course.
Trading Halt
Upon public announcement of the Transaction, trading in shares of Jet was halted for an indefinite period of time until preliminary reviews of the proposed transaction were conducted by the TSXV. Trading in Jet Shares remains halted as of the date of this Information Circular. Reinstatement of trading prior to completion of the Transaction, to the extent it occurs, provides no assurance with respect to the merits of the Transaction or the likelihood of Jet completing the proposed Transaction.
Jet has not verified the reliability of the information regarding CJL included in, or which may have been omitted from, this Information Circular
All historical information regarding CJL contained in this Information Circular, including all CJL financial information and all pro forma financial information reflecting the pro forma effects of the Transaction, has been provided by CJL. Although Jet has no reason to doubt the accuracy or completeness of such information, any inaccuracy or material omission in the information about or relating to CJL contained in the Information Circular could result in unanticipated liabilities or expenses, increase the cost of integrating the companies or adversely affect the operational plans of the Resulting Issuer and its results of operations and financial condition.
The Amalgamation Agreement may be terminated in certain circumstances
Each of Jet and CJL has the right to terminate the Amalgamation Agreement in certain circumstances.  Accordingly, there is no certainty, nor can either of CJL or Jet provide any assurance, that the Amalgamation Agreement will not be terminated by either CJL or Jet before the completion of the Transaction. For instance, Jet and CJL have the right, in certain circumstances, to terminate the Amalgamation Agreement if changes occur that have a Material Adverse Effect. There is no assurance that a Material Adverse Effect will not occur before the Effective Date, in which case either Jet or CJL could elect to terminate the Amalgamation Agreement and the Transaction would not proceed.
There can be no assurance that all conditions precedent to the Transaction will be satisfied
The completion of the Transaction is subject to a number of conditions precedent, certain of which are outside the control of Jet and CJL, including obtaining the requisite approvals from Jet Shareholders and certain regulatory approvals. There is no certainty, nor can CJL or Jet provide any assurance, that these conditions will be satisfied or, if satisfied, when they will be satisfied. The requirement to take certain actions or to agree to certain conditions to satisfy such requirements or obtain any such approvals may have a Material Adverse Effect on the business and affairs of Jet or CJL or the trading price of the Jet Shares. If for any reason the Transaction is not completed, the market price of the Jet Shares may be adversely affected. Moreover, if the Amalgamation Agreement is terminated, there is no assurance that the Jet Board will be able to find another similar transaction to pursue.
Entry into New Business Activities
Completion of the Transaction will result in a combination of the current business activities carried on by each of Jet and CJL as separate entities. While Jet has had minimal operations for several years, the combination of these activities into the merged entity may expose Jet Shareholders and creditors to different business risks than those to which they were exposed prior to the Transaction. In particular, Jet Shareholders will gain exposure to the business of CJL.
If the Transaction is not completed, Jet's future business and operations could be harmed
If the Transaction is not completed, Jet may be subject to a number of additional material risks, including the following:
•
Jet may have lost opportunities that would have otherwise been available had the Amalgamation Agreement not been executed, including, without limitation, opportunities not pursued as a result of affirmative and negative covenants made by it in the Amalgamation Agreement, such as covenants affecting the conduct of its business outside the ordinary course of business;

•	Jet may be unable to obtain additional sources of financing or conclude another sale, merger or amalgamation on terms as favourable as those of the Transaction, in a timely manner, or at all.

THE JET MEETING
The Jet Meeting
The Jet Meeting will be held on July 27, 2016 at 10:00 a.m. (Vancouver Time) at Suite 1240, 1140 West Pender Street, Vancouver, British Columbia for the purpose of considering and, if deemed advisable, passing, with or without variation the Jet Resolutions.
Financial Statements
The audited financial statements of Jet for the year ended April 30, 2015 will be presented to the Jet Shareholders at the Jet Meeting.
Jet Shareholder Approval
Pursuant to the BCBCA and TSXV Policy 5.2, the Jet Transaction Resolution requires approval by a majority of not less than 66⅔% the votes cast by Jet Shareholders present in person or by proxy at the Jet Meeting.  The remaining resolutions require approval by a majority of not less than 50% of the votes cast by Jet Shareholders present in person or by proxy at the Jet Meeting.
Continuance
General
Currently, Jet is governed by the BCBCA. In order to facilitate the Transaction and given the international nature of CJL's business, the Jet Board has determined that it would be appropriate, and in the best interests of Jet, to continue Jet from the laws of British Columbia to the federal laws of Canada under the CBCA.
Upon the Continuance under the CBCA becoming effective, Jet will become a corporation to which the CBCA applies as if it had been incorporated under the CBCA, and the BCBCA will cease to apply to Jet. Upon the Continuance becoming effective, Jet Shareholders will continue to hold one (1) Jet Share for each one Jet Share currently held.  The principal attributes of the Jet Shares after the Continuance will be identical to the corresponding Jet Shares prior to the Continuance other than differences in shareholders' rights under the CBCA and the BCBCA, a summary of which is provided in Appendix "H".
The directors and officers of Jet immediately following the Continuance will be identical to the directors and officers of Jet immediately prior to the Continuance. As of the effective date of the Continuance, the election, duties, resignations and removal of Jet's directors and officers shall be governed by the CBCA, and the proposed Articles of Continuance, as approved by Jet Shareholders and adopted by Jet Board.  See "Articles of Continuance" for more information.
Continuance Process
In order to continue as a corporation under the CBCA, the following principal steps must be taken:
•
pursuant to the provisions of the BCBCA, Jet must obtain the approval of the Jet Shareholders by special resolution, being a resolution passed by a majority of not less than two-thirds (2/3) of the votes cast in person or by proxy at the Meeting;

•	if the Continuance is approved by Jet Shareholders at the Jet Meeting, Jet must make application to Corporations Canada under the CBCA for a Certificate of Continuance; and
•	if the Continuance is approved by Jet Shareholders at the Jet Meeting, Jet must make application to the BCBCA Registrar of Companies under the BCBCA for a Certificate of Discontinuance.
The foregoing does not purport to be a comprehensive statement of the steps needed to continue Jet federally; rather, it is a broad outline of the steps involved.
Differences Between the BCBCA and the CBCA
The Continuance, if approved, will effect a change in the legal domicile of Jet as of the effective date and time thereof and will affect certain of the rights of Jet Shareholders as they currently exist under the BCBCA and the existing Articles (as defined below) of Jet. Management of Jet is of the view that the CBCA will provide to Jet

Shareholders substantively the same rights as are available to Jet Shareholders under the BCBCA, including rights of dissent and appraisal and rights to bring derivative actions and oppression actions, and is consistent with corporate legislation in most other Canadian jurisdictions and that Jet Shareholders will not be adversely affected by the Continuance. However, Jet Shareholders should consult their legal advisors regarding implications of the Continuance which may be of particular importance to them. Also see Appendix "H" for a summary of the principal differences between the BCBCA and the CBCA.
Articles of Continuance
Approval of the Continuance will require the adoption by Jet of Articles of Continuance, a copy of which is attached as Appendix "I" hereto. Upon the Continuance of Jet federally becoming effective, the Articles of Continuance will replace the existing Notice of Articles and Articles of Jet.  Accordingly, as part of the resolution to approve the Continuance incorporated in the Jet Transaction Resolution, Jet Shareholders will be asked to consider and, if deemed appropriate, to approve, with or without variation, by special resolution the filing of the Articles of Continuance. The following is a summary of the key components of the proposed Articles of Continuance that differ from the existing Notice of Articles and Articles of Jet:
Capital Alteration
Currently, the authorized share capital of Jet as contained in Jet's Notice of Articles consists of an unlimited number of Jet Common Voting Shares.
The Articles of Continuance alter the authorized capital of Jet by creating a new class of shares of Jet so that the authorized capital will consist of a class of unlimited Jet Common Voting Shares and a class of unlimited Jet Variable Voting Shares.
Number of Directors
The Articles of Continuance provide that the number of directors shall be a minimum of three (3) and a maximum of nine (9). The Articles of Continuance, similar to the existing Articles of Jet, further provide that the directors shall have the authority, pursuant to section 106(8) of the CBCA, to increase the number of directors without shareholder approval so long as the total number of directors so appointed does not exceed one-third (1/3) of the number of directors elected at the previous annual general meeting of Shareholders.
Registered Address
The current registered address of Jet is in British Columbia. The Articles of Continuance provide that the registered address of Jet is in British Columbia, or such other address located in British Columbia that the board of directors shall determine in its discretion.
By-law No. 1
If the Continuance is approved and effected, By-law No. 1 under the CBCA, which has been conditionally approved by the Current Jet Directors subject to ratification and confirmation by Jet Shareholders upon the Continuance becoming effective, will be implemented as the general by-law of Jet. As part of the Continuance Resolution, Jet Shareholders are being asked to ratify and confirm By-law No. 1.
By-law No. 1 is standard in its form and will govern all aspects of the business and affairs of Jet, such as the establishment of a quorum for meetings of directors and Jet Shareholders, the conduct of such meetings, signing authorities, the appointment of officers, the description of the officers' duties, the establishment of committees of the board of directors, the authority of persons to contract on behalf of Jet, the special rights and restrictions attached to the Jet Common Voting Shares and the Jet Variable Voting Shares and similar matters. The complete text of By-law No. 1 is attached hereto as Appendix "I".
Procedure for Dissent
Pursuant to Sections 237 to 247 of the BCBCA, Jet Shareholders have the right to dissent in respect of the Continuance. This dissent right is described in the Appendices "F" and "G" attached to this Information Circular. If a Jet Shareholder wishes to dissent, a written notice must be received by Jet at least two business days (excluding Saturdays, Sundays and holidays) before the date of the Jet Meeting. As a result of giving a notice of dissent, a Jet Shareholder may, if the Continuance, becomes effective, require the Resulting Issuer to purchase all of such Jet

Shares held by the Jet Shareholder. Failure to strictly comply with the dissent procedures described in this Information Circular may result in the loss or unavailability of any right of dissent.
Particulars of Matters to be Acted Upon
Approval of Transaction - Transaction Resolution
BE IT RESOLVED AS A SPECIAL RESOLUTION, THAT:
1.	Jet Metal Corp. ("Jet") is hereby authorized to amend its authorized share capital as follows:
a.
the authorized share capital of Jet is altered by consolidating all of the issued and outstanding common shares of Jet ("Common Shares") on the basis of one (1) post-consolidation Common Share for every one and one-half (1.5) pre-consolidation Common Shares;

b.
in the event that the consolidation would otherwise result in the issuance of a fractional Common Share, no fractional Common Share shall be issued and such fraction will be rounded down to the nearest whole number; and

c.	the effective date and time of such consolidation shall be the date and time determined by resolution of the directors of Jet.
2.
The "Change of Business" (as such term is defined in TSX Venture Exchange Policy 5.2 – Changes of Business and Reverse Takeovers) of Jet from a "mining issuer" to an "industrial issuer" be and is hereby approved.

3.
Jet is hereby authorized to make an application to the Registrar of Companies, under the Business Corporations Act (British Columbia), requesting that Jet be continued from the Province of British Columbia to the federal jurisdiction of Canada as if it had been incorporated under the laws of Canada (the "Continuance");

4.	Jet is hereby authorized to make an application to the Director under the Canada Business Corporations Act for a Certificate of Continuance continuing Jet under the Canada Business Corporations Act;
5.
Any one director, officer or agent of Jet be and is hereby authorized and directed to electronically file the Articles of Continuance under the Canada Business Corporations Act and the Certificate of Continuance under the Business Corporations Act (British Columbia);

6.	the execution and adoption of the Articles of Continuance be and is hereby authorized and approved;
7.
the authorized capital of Jet following the Continuance of Jet into the federal jurisdiction of Canada shall consist of an unlimited number of Common Voting Shares and an unlimited number of Variable Voting Shares, all without par value;

8.
subject to the Continuance, and without affecting the validity and existence of Jet or of any act by or under its Notice of Articles, its Notice of Articles is amended by substituting the provisions of the Notice of Articles of Jet with the provisions in the Articles of Continuance, set out in the attached Appendix "I" to the Information Circular of Jet dated June 17, 2016;

9.
By-Law No. 1 in the form attached to the Information Circular of Jet dated June 17, 2016 as Appendix "I" is hereby ratified and confirmed as By-Law No. 1 of Jet, subject to such additions, deletions or other changes thereto, if any, as any one director or any one officer of Jet may consider necessary or desirable and shall approve, to be effective upon the Continuance of Jet under the CBCA;

10.
The directors of Jet are hereby authorized to revoke this resolution at any time prior to the Continuance becoming effective without further approval of the shareholders of Jet and to determine not to proceed with the Continuance; and

11.
Any one or more officers and directors of Jet is hereby authorized and directed for and on behalf of Jet to execute and deliver articles of amalgamation to the Director under the Canada Business Corporations Act and to execute and deliver for and in the name of and on behalf of Jet, whether under corporate seal or not, all such other certificates, instruments, agreements, documents and notices, and to take all such further actions that such person may determine to be necessary or appropriate to carry out the purposes and intent of the foregoing resolutions, such determination to be conclusively evidenced by the execution and delivery of such certificate, instrument, agreement, document or notice and taking of such action.

The Jet Board believes that the Transaction is in the best interests of Jet and the Jet Shareholders and the Board unanimously recommends that the Jet Shareholders vote in favour of the foregoing special resolution.  The persons named in the enclosed proxy intend to vote for the approval of the Transaction at the Jet Meeting unless otherwise directed by the shareholders appointing them.
Approval of Debt Settlement
It is a condition precedent to the closing of the Transaction that the Debt Settlement (defined below) be completed. Jet has entered into a Debt Settlement Agreement (the "Debt Settlement Agreement") with King & Bay West ("the "Creditor") to settle a total of $100,000.00 of dated accounts payable through the issuance of 500,000 Jet Shares prior to the completion of the Consolidation (the "Debt Settlement"). The 500,000 Jet Shares would be issued at a deemed price of $0.20 (pre-Consolidation).
The dated accounts payable were on account of fees for administrative and management services provided to Jet by King & Bay West pursuant to the King & Bay West Agreement. The total of 500,000 Jet Shares issued to the Creditors pursuant to the Debt Settlement will, after the consolidation equal 333,333 Resulting Issuer Shares and represent approximately 0.62% of the issued and outstanding Resulting Issuer Shares following completion of the Transaction. As a result of the Debt Settlement and the completion of the Transaction, Mr. Mark Morabito, through companies that he controls, will beneficially own and control 2,319,980 Resulting Issuer Shares, representing approximately 4.31% of the issued and outstanding Resulting Issuer Shares following the completion of the Transaction.
Mr. Morabito has declared his interest in, and abstained from voting on, the terms of the Debt Settlement. The Board of Directors of Jet approved the Debt Settlement, with Mr. Morabito abstaining from such approval. The Board of Directors of Jet believe that the proposed Debt Settlement is in the best interests of Jet because the Creditor has agreed to settle the amounts owed to it through the issuance of Jet Shares, thus enabling Jet to preserve its cash for operations.
At the Jet Meeting, the Jet Shareholders will be asked to approve the following Ordinary Resolution substantially in the following form:
"BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT:
1.
Jet is hereby authorized to settle liabilities owing to King & Bay West Management Corp. (the "Creditor") in the aggregate amount of $100,000.00 in consideration of the issuance to the Creditor of 500,000 common shares in the capital of Jet at a deemed price per common share of $0.20 (the "Settlement Shares").

2.
Any one director or officer of Jet is hereby authorized and directed for and in the name of and on behalf of Jet to execute or cause to be executed, whether under the corporate seal of Jet or otherwise, and to deliver or cause to be delivered all such other documents and instruments, and to do or cause to be done all such other acts and things as, in the opinion of such director or officer, may be necessary or desirable in order to carry out the intent of this resolution, the executive of any such document or the doing of any such act or thing being conclusive evidence of such determination.

3.
Notwithstanding the foregoing, the directors of Jet are hereby authorized, without further approval of or notice to, the Shareholders of Jet, to revoke this resolution at any time before the Settlement Shares are issued to the Creditor."

If the Transaction Resolution is approved, the Jet Board unanimously recommends that the Jet Shareholders vote in favour of the resolution approving the Debt Settlement. In the absence of contrary instruction, the persons named in the enclosed Instrument of Proxy intend to vote in favour of the resolution approving the Debt Settlement.

Election of Jet Directors
The Jet Shareholders are required to elect the directors of Jet to hold office until the next annual meeting of Jet Shareholders or until the successors of such directors are elected or appointed. Ordinarily, that would involve re-electing the three members of the Current Jet Directors (as described more particularly below, the "Current Jet Directors"). However, if the Transaction is completed, it will be necessary to replace the Current Jet Directors with the New Jet Directors (as described more particularly below, the "New Jet Directors") two of which will be members of the existing current Jet Board. At the time of the Jet Meeting, the Transaction will not yet have been completed and there can be no assurance at that time that it will be completed.
It is not appropriate to give effect to the replacement of the Jet Board by the new Jet Board until the Transaction is completed. In order to avoid a premature election of the New Jet Directors, and in order to dispense with the need to call an additional meeting of Jet Shareholders to elect the New Jet Directors following completion of the Transaction, the Jet Shareholders will be asked at the Jet Meeting to consider, and if thought appropriate, to pass two separate ordinary resolutions, the text of which is as follows:
"BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT:
1.	the election of Mark Morabito, Mark Lotz, Stewart Wallis and Ken Brophy as directors of Jet to hold office until the earlier of
i.	the next annual meeting of the Jet Shareholders, or until their successors are elected or appointed, or
ii.	immediately upon the Closing Time,
is hereby approved.
Unless authority to do so is withheld, the persons named in the accompanying proxy intend to vote in favour of the election of the directors, whose names are set forth above.
 "BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT:
1.	at the Closing Time, the increase in number of directors on the Jet Board from four (4) to seven (7) is hereby approved; and
2.
at the Closing Time, the election of Mark J. Morabito, Daniel James Scott, Rejean Bourque, Donald Sorochan, Deborah Robinson, John Sutherland and Mark Lotz as directors of Jet to hold office from the Closing Time until the next annual meeting of the Jet Shareholders, or until their successors are elected or appointed, is hereby approved."

Unless authority to do so is withheld, the persons named in the accompanying proxy intend to vote in favour of the election of the directors, whose names are set forth above, to take effect immediately upon completion of the Transaction.
In the event the Transaction is not completed, the persons named in the accompanying proxy as the New Jet Directors will not become directors of Jet. Assuming completion of the Transaction, Stewart Wallis and Ken Brophy have agreed to resign from the Jet Board with effect from Closing. Each of the directors elected as the New Jet Directors at the Jet Meeting will hold office until the close of the first annual meeting of shareholders of Jet following his election unless his or her office is earlier vacated in accordance with Jet's constating documents at that time.
Current Jet Directors
The following table sets forth the name, province or state and country of residence, present principal occupation, business or employment, the period or periods during which each has served as a director of Jet and the number of

Jet Shares that will be beneficially owned by each of the current Jet Board. The number of Jet Shares beneficially owned, directly or indirectly, or over which control or direction is exercised by the directors hereinafter named is in each instance based upon information furnished by the person concerned and is as at the date of this Information Circular.
NAME AND PROVINCE/STATE AND COUNTRY OF RESIDENCE AND AGE	PRINCIPAL OCCUPATION, BUSINESS OR EMPLOYMENT	DATE(S) SERVED AS A DIRECTOR OF JET	NUMBER OF JET SHARES BENEFICIALLY OWNED, DIRECTLY OR INDIRECTLY OR OVER WHICH CONTROL IS DIRECTED	JET SHARES BENEFICIALLY OWNED, EITHER DIRECTLY OR INDIRECTLY (OR OVER WHICH CONTROL IS EXERCISED) AFTER GIVING EFFECT TO THE CONSOLIDATION AND THE TRANSACTION(1)(2)
Mark J. Morabito British Columbia, Canada	Founder and CEO of King & Bay West Management Corp. since December 2009	December 10, 2015; previously November 1998 to August 2013	2,979,971	2,319,980
Stewart Wallis British Columbia, Canada	Consulting geologist and President of Sundance Geological Ltd	March 31, 2009	103,150	68,766
Ken Brophy British Columbia, Canada	Vice President, Sustainability of Ram River Coal Corp.	February 16, 2015	100,630	67,086
Mark Lotz British Columbia, Canada Age: 52	Self-employed Chartered Professional Accountant since 1998.	April 1, 2014	Nil	Nil
Notes:
(1)	On a partially diluted basis, assuming the issuance of (i) 14,216,559 Resulting Issuer Shares to CJL Shareholders, (ii) 20,000,000 Resulting Issuer Shares issued pursuant to the Offering; (iii) 333,333 Resulting Issuer Shares for the Debt Settlement; and (iv) 419,872 Resulting Issuer Shares to Cambrian. The number, price and terms of securities issued pursuant to the Offering, and the gross proceeds therefrom are subject to change, to the extent agreed upon in writing by CJL and Jet.
(2)	Assuming no shares are purchased by these persons under the Offering.

Other than as disclosed below, no proposed director of Jet is, or within the 10 years prior to the date of this Information Circular, has been, a director, chief executive officer or chief financial officer of any company that while that person was acting in that capacity:
(a)	was subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or
(b)	was the subject of a cease trade order or an order that denied the relevant company access to any exemption under securities legislation for a period of more than 30 days, that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer, that resulted from an event that occurred while that person was acting in such capacity.
Other than as disclosed below, no proposed director of Jet is, or within the 10 years prior to the date of this Information Circular, has been, a director or executive officer of any company that while that person was acting in that capacity or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.
Other than as disclosed below, no proposed director has individually, within the 10 years prior to this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, officer or Jet Shareholder.
Other than as disclosed below, no proposed director of Jet has been subject to: (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.
In 2008, Mr. Lotz was subject to a proceeding by the Investment Dealers Association of Canada (now Investment Industry Regulatory Organization of Canada ("IIROC")). On January 5, 2009, An IIROC appeal panel found Mr. Lotz to have committed a negligent omission that violated IIROC bylaws by failing to disclose an outside business activity in a registration form and failing to disclose that he had become the Chief Financial Officer of a publicly traded company. As a result of this decision, Mr. Lotz was subject to fines totalling $20,000 and required to write and pass the examination based on the Partners, Directors and Officers Course administered by the Canadian Securities Institute.
New Jet Directors
The following table sets forth the name, province or state and country of residence, present principal occupation, business or employment, the period or periods during which each has served as a director of Jet and the number of Jet Shares that will be beneficially owned by each of the New Jet Directors. The number of Jet Shares beneficially owned, directly or indirectly, or over which control or direction is exercised by the directors hereinafter named is in each instance based upon information furnished by the person concerned and is as at the date of this Information Circular.
NAME AND PROVINCE/STATE AND COUNTRY OF RESIDENCE AND AGE	PRINCIPAL OCCUPATION, BUSINESS OR EMPLOYMENT	DATE(S) SERVED AS A DIRECTOR OF JET	NUMBER OF JET SHARES BENEFICIALLY OWNED, DIRECTLY OR INDIRECTLY OR OVER WHICH CONTROL IS DIRECTED	JET SHARES BENEFICIALLY OWNED, EITHER DIRECTLY OR INDIRECTLY (OR OVER WHICH CONTROL IS EXERCISED) AFTER GIVING EFFECT TO THE CONSOLIDATION AND THE TRANSACTION(1)(2)
Mark J. Morabito British Columbia, Canada Age: 49	Founder and CEO of King & Bay West Management Corp. since December 2009	December 10, 2015; previously November 1998 to August 2013	2,979,971	2,319,980
Daniel James Scott British Columbia, Canada Age: 55	CEO OF CJL since August 2013; Airline Pilot, Aviation Consultant & Police Officer from September 1985 to July 2013	N/A	Nil	1,900,002
Rejean Bourque Quebec, Canada Age: 61	Senior Vice President of March Canada Limited since 2006	N/A	Nil	Nil
Donald Sorochan British Columbia, Canada Age: 71	Practicing lawyer at the law firm, Miller Thomson LLP since 1971.	N/A	Nil	90,000
Deborah Robinson Ontario, Canada Age: 53	Founder and President of Bay Street HR since 2001.	N/A	Nil	Nil
Mark Lotz British Columbia, Canada Age: 52	Self-employed Chartered Professional Accountant since 1998.	April 1, 2014	Nil	Nil
John Sutherland British Columbia, Canada Age: 66	CFO and Vice President, Human Resources and Director of CJL since July 2015, CFO of Grande West Transport from March 2013 to April 2015; VP and CFO of Goldgroup Mining Inc. from February 2007 to November 2012.	N/A	Nil	142,500

Notes:
(1)	On a partially diluted basis, assuming the issuance of (i) 14,246,559 Resulting Issuer Shares to CJL Shareholders, (ii) 20,000,000 Resulting Issuer Shares issued pursuant to the Offering; (iii) 333,333 Resulting Issuer Shares for the Debt Settlement; and (iv) 420,547 Resulting Issuer Shares to Cambrian. The number, price and terms of securities issued pursuant to the Offering, and the gross proceeds therefrom are subject to change, to the extent agreed upon in writing by CJL and Jet.
(2)	Assuming no shares are purchased by these persons under the Offering.

The principal occupations, businesses or employment of each of the New Jet Directors during the past five years, and additional information concerning each of the New Jet Directors, are disclosed in their biographies set forth in Appendix "C" – "Information Concerning Jet Metal Corp. Upon Completion of the Transaction".
Other than as disclosed below, no proposed director of Jet is, or within the 10 years prior to the date of this Information Circular, has been, a director, chief executive officer or chief financial officer of any company that while that person was acting in that capacity:
(a)	was subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(b)	was the subject of a cease trade order or an order that denied the relevant company access to any exemption under securities legislation for a period of more than 30 days, that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer, that resulted from an event that occurred while that person was acting in such capacity.
Other than as disclosed below, no proposed director of Jet is, or within the 10 years prior to the date of this Information Circular, has been, a director or executive officer of any company that while that person was acting in that capacity or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.
Other than as disclosed below, no proposed director has individually, within the 10 years prior to this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, officer or Jet Shareholder.
Other than as disclosed below, no proposed director of Jet has been subject to: (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.
In 2008, Mr. Lotz was subject to a proceeding by the Investment Dealers Association of Canada (now Investment Industry Regulatory Organization of Canada ("IIROC")). On January 5, 2009, An IIROC appeal panel found Mr. Lotz to have committed a negligent omission that violated IIROC bylaws by failing to disclose an outside business activity in a registration form and failing to disclose that he had become the Chief Financial Officer of a publicly traded company. As a result of this decision, Mr. Lotz was subject to fines totalling $20,000 and required to write and pass the examination based on the Partners, Directors and Officers Course administered by the Canadian Securities Institute.
Approval and Ratification of Jet Stock Option Plan
The Exchange requires Issuers to obtain shareholder approval annually of a "rolling" stock option plan. Jet's shareholders approved the current 10% rolling stock option plan (the "Jet Stock Option Plan") at the Company's annual general meeting held December 10, 2015 and there have been no changes made to the Jet Stock Option Plan, which will be submitted to Jet's  shareholders for approval at the Meeting.
The Jet Stock Option Plan reserves for issuance a maximum of 10% of the Jet Shares at the time of a grant of options under the Jet Stock Option Plan. The Jet Stock Option Plan is administered by the Jet Board and provides for grants of non-transferable options under the Jet Stock Option Plan at the discretion of the Jet Board to directors, senior officers, employees, management company employees of, or consultants to, the Company and its subsidiaries, or their permitted assigns (each an "Eligible Person").
The Jet Board has the authority under the Jet Stock Option Plan to determine the exercise price per Common Share at the time an option is granted, but such price shall not be less than the closing price of the Jet Shares on the TSXV on the last trading day preceding the date on which the grant of the option is approved by the Jet Board.   The Jet Board also has the authority under the Jet Stock Option Plan to determine other terms and conditions relating to the grant of options, including any applicable vesting provisions, provided that any options granted to Consultants performing Investor Relations Activities must vest in stages over a period of not less than 12 months with no more than one-quarter of the options vesting in any three-month period.
The term of options granted under the Jet Stock Option Plan shall not exceed 10 years from the date of grant.  However, as permitted by the Policy, the Jet Stock Option Plan has been amended to include an automatic extension of the expiry date associated with any option that expires during a trading blackout period imposed by the Company in accordance with insider trading policies.  Under the Jet Stock Option Plan, if an option expires within a blackout period, the expiry date will be automatically extended to ten (10) business days following the date on which the blackout period is lifted.

All options granted under the Jet Stock Option Plan are not assignable or transferable other than by will or the laws of dissent and distribution. Other than Eligible Persons engaged in Investor Relations Activities, if an optionee ceases to be an Eligible Person for any reason whatsoever other than termination for cause or death, each fully vested option held by such optionee will cease to be exercisable 90 days following the termination date (being the date on which such optionee ceases to be an Eligible Person), provided that in no event shall such right extend beyond the expiry date of such options. If an optionee dies, the legal representative of the optionee may exercise the optionee's options within one year after the date of the optionee's death but only up to and including the original option expiry date.  In the case of an optionee who is an Eligible Person engaged in Investor Relations Activities, each fully vested option held by such optionee will cease to be exercisable within 30 days from the date such optionee ceases to provide Investor Relations Activities, provided that in no event shall such right extend beyond the expiry date of such options.  In the case of an optionee who is an Eligible Person who is terminated for cause, any option held by such optionee shall expire immediately.
In adherence with the Policy, the Jet Stock Option Plan also includes the following limitations on stock option grants:
(a)
unless the Company obtains shareholder approval (which must be disinterested shareholder approval if required by the policies of the TSXV) the aggregate number of Jet Shares issuable pursuant to options granted under the Jet Stock Option Plan, together with Jet Shares issuable under any other Share Compensation Arrangement of the Company shall not at any time exceed 10% of the number of Jet Shares outstanding immediately prior to the grant of any such option;

(b)
the aggregate number of Jet Shares issuable to any one Eligible Person who is a Consultant (as defined in the Jet Stock Option Plan) shall not, within a one year period, exceed 2% of the number of Jet Shares outstanding immediately prior to the grant of any such option;

(c)
the aggregate number of Jet Shares issuable to all Eligible Persons retained in Investor Relations Activities shall not, within a one year period, exceed 2% of the number of Jet Shares outstanding immediately prior to the grant of any such option; and

(d)
unless the Company obtains disinterested shareholder approval, the aggregate number of Jet Shares issuable to any one Eligible Person (and where permitted, any companies that are wholly owned by that Eligible) shall not, within a one year period, exceed 5% of the number of Jet Shares outstanding immediately prior to the grant of any such option.

Furthermore, the Jet Stock Option Plan states that shareholder approval must be obtained to effect any of the following modifications to the Jet Stock Option Plan: (a) an increase in the benefits under the Jet Stock Option Plan; (b) an increase in the number of Jet Shares which may be issued under the Jet Stock Option Plan; (c) modifications to the requirements as to the eligibility for participation in the Jet Stock Option Plan; (d) modifications to the limitations on the number of options that may be granted to any one person or category of persons under the Jet Stock Option Plan; (e) modifications to the method for determining the exercise price of options granted under the Jet Stock Option Plan; (f) an increase in the maximum option period; or (g) modifications to the expiry and termination provisions applicable to options granted under the Jet Stock Option Plan.
The Company currently has 28,218,451 Jet Shares outstanding which means 2,821,845 Jet Shares could be reserved for issuance upon the exercise of stock options. As of the date of this circular, there are nil Jet Shares reserved for the exercise of outstanding stock options.
Therefore, at the Meeting, Shareholders will be asked to pass a resolution in the following form:
"BE IT RESOLVED, as an Ordinary Resolution of the Shareholders of the Company, that:

1.
Subject to regulatory approval, the stock option plan (the "Jet Stock Option Plan") pursuant to which the directors may, from time to time, authorize the issuance of options to directors, officers, employees and consultants of the company to a maximum of 10% of the issued and outstanding Jet Shares at the time of the grant, with a maximum of 5% of the Company's issued and outstanding shares being reserved to any one person on a yearly basis, be and is hereby approved and ratified.

2.
The Company be and is hereby authorized to grant stock options pursuant to and subject to the terms and conditions of the Jet Stock Option Plan entitling the option holders to purchase Jet Shares of the Company.

3.
Any one director or officer of the Company be and is hereby authorized to execute any and all documents as the director or officer deems necessary to give effect to the transactions contemplated in the Jet Stock Option Plan."

The full text of the Jet Stock Option Plan will be available for review at the Meeting and may be obtained from the Company prior to the Meeting by sending a request in writing to the Company at Suite 1240, 1140 West Pender Street, Vancouver, British Columbia, V6E 4G1.
The Jet Board recommends that Jet Shareholders vote in favour of the resolution to approve the Jet Stock Option Plan.  In the absence of contrary instruction, the persons named in the enclosed Instrument of Proxy intend to vote for the approval of the resolution to approve the Jet Stock Option Plan.

APPOINTMENT AND REMUNERATION OF AUDITOR
Davidson & Company LLP, Chartered Accountants, of Vancouver, British Columbia, the current Auditors of the Company, were appointed on June 30, 2007, and are the current Auditors of the Company.  The persons named in the enclosed Instrument of Proxy will vote for the reappointment of Davidson & Company LLP, Chartered Accountants, of Vancouver, British Columbia, as Auditors of the Company, to hold office until the next Annual General Meeting of the Shareholders at remuneration to be fixed by the directors.

INFORMATION CONCERNING JET
Jet
Jet was incorporated pursuant to the Company Act (British Columbia) (replaced by the BCBCA effective March 29, 2004) on September 2, 1966 under the name Shasta Mines & Oil Ltd.    On February 4, 1975 Jet changed its name to International Shasta Resources Ltd.  On May 20, 1994, Jet changed its name to Consolidated Shasta Resources Inc. On November 23, 1994, Jet changed its name to Lima Gold Corporation and on September 21, 1999 Jet changed its name to International Lima Resources Corp on March 1, 2004 Jet changed its name to Crosshair Exploration & Mining Corp. On June 1, 2004 Jet transitioned under the BCBCA. On October 28, 2011 Jet changed its name to Crosshair Energy Corporation.  On September 17, 2013, Jet changed its name to Jet Metal Corp. The Jet Shares are currently listed on the TSXV under the symbol "Jet".
See Appendix "A" – "Information Concerning Jet Metal Corp." for additional information relating to Jet.
The audited annual consolidated financial statements of Jet as at and for the financial years ended April 30, 2015, 2014 and 2013 and the interim audited financial statements of Jet as at and for the nine-month period ended January 31, 2016 are incorporated by reference into this Information Circular and copies are available on SEDAR at www.sedar.com. In addition, upon request Jet Shareholders may obtain a copy of the financial statements prior to the date of the Meeting.
INFORMATION CONCERNING CJL
CJL was incorporated under the CBCA on August 28, 2012 under the name "Canada Jetlines Ltd.". See Appendix "B" – "Information Concerning CJL" for additional information relating to CJL.
AUDIT COMMITTEE
For information regarding the Audit Committee, see Jet's 2015 Annual Information Form on Form 20-F (the "20-F") for the year ended April 30, 2015 under the heading, "Audit Committee", including a copy of the audit committee charter which is attached to the 20-F. The 20-F is available under Jet's  profile at www.sedar.com.  Upon request, Jet will promptly provide a copy of the 20-F free of charge to any securityholder of the Company.

As of the date of this Information Circular, Jet's Audit Committee members are Ken Brophy, Mark Lotz and Stewart Wallis.
STATEMENT OF CORPORATE GOVERNANCE PRACTICES
For information regarding Jet's corporate governance practices, see Appendix "C" – "Information Concerning Jet Metal Corp. Upon Completion of the Transaction – Statement of Corporate Governance Practices".
EXECUTIVE COMPENSATION
For information regarding Jet's executive compensation, see Appendix "A" – "Information Concerning Jet Metal Corp. – Executive Compensation".
Indebtedness of Directors and Executive Officers
For information regarding the indebtedness of Jet directors and executive officers, see Appendix "A" – "Information Concerning Jet Metal Corp. – Indebtedness of Directors and Executive Officers".
For information regarding the indebtedness of CJL directors and executive officers, see Appendix "B" – "Information Concerning CJL – Indebtedness of Directors and Executive Officers".
Management Contracts
Jet has entered into a management services agreement (the "King & Bay West Management Services Contract") with King & Bay West.  See Appendix "A" – "Information Concerning Jet Metal Corp." for additional information relating to the King & Bay West Management Services Contract.
OTHER MATTERS
Except as set out above, management of Jet has no knowledge, as at the date hereof, of any business other than that set forth in the Jet Notice of Meeting of Shareholders, to be presented for action by the Jet Shareholders at the Jet Meeting. However, the Instrument of Proxy solicited hereunder confers upon the proxy holder discretionary authority to exercise the powers conferred thereunder with respect to any amendments or variations to matters identified in this Information Circular, and any other matters and proposals that may properly be brought before the Jet Meeting, or any adjournment or adjournments thereof.
EXPERTS
Davidson & Company LLP, Chartered Accountants, prepared the audit report for Jet dated July 22, 2015, relating to the consolidated financial statements of Jet for the financial years ended April 30, 2015, and 2014 and July 17, 2014 for the years ended April 30, 2014 and 2013, which are incorporated by reference into this Information Circular and available on SEDAR at www.sedar.com.
Davidson & Company LLP, Chartered Accountants, prepared the audit report for CJL dated March 28, 2016, relating to the financial statements of CJL for the financial years ended December 31, 2015, and 2014 and July 22, 2015 for the years ended December 31, 2014 and 2013, with such financial statements, including the notes thereto, attached to this Information Circular as Appendix "D" – Audited Annual Financial Statements, Unaudited Interim Financial Statements and Management's Discussion and Analysis of Canada Jetlines Ltd."
No person or company who is named above as having prepared or certified a part of this Information Circular or prepared or certified a report or valuation described or included in this Information Circular has, or will have immediately following completion of the Transaction, any direct or indirect interest in Jet.
ADDITIONAL INFORMATION
Additional information regarding Jet is available on SEDAR at www.sedar.com. Jet Shareholders can obtain copies of the Jet's financial statements and management discussion and analysis of financial results by sending a request in writing to Jet at 1240, 1140 West Pender Street, Vancouver, British Columbia V6E 4G1. Financial information regarding Jet is provided in Jet's audited comparative financial statements for the years ended March 31, 2015 and 2014 and in the accompanying management's discussion and analysis, both of which are available on SEDAR at www.sedar.com.
Additional information regarding CJL is available by sending a request in writing to CJL at 327 - 5360 Airport South Road, Richmond, B.C. V7B 1B4.
.

JET BOARD APPROVAL
The contents and sending of this Information Circular to Jet Shareholders have been approved by the Jet Board.
CJL has provided the information contained in this Information Circular concerning CJL's business and operations and CJL's financial information and financial statements. Jet assumes no responsibility for the accuracy or completeness of such information, nor for any omission on the part of CJL to disclose facts or events which may affect the accuracy of any such information.
DATED at Vancouver, British Columbia on June 17, 2016.
BY ORDER OF THE BOARD OF DIRECTORS
  "Mark J. Morabito"
Mark J. Morabito
Chief Executive Officer

APPENDIX "A"
 INFORMATION CONCERNING JET METAL CORP.
The following information should be read in conjunction with the information concerning Jet appearing elsewhere in the Information Circular to which this Appendix "A" is attached. Unless otherwise defined in this Appendix "A", all capitalized terms that are not otherwise defined shall have the meaning ascribed thereto in the Information Circular to which this Appendix "A" is attached.
CORPORATE STRUCTURE
Name, Address and Incorporation
Jet was incorporated pursuant to the Company Act (British Columbia) (replaced by the BCBCA effective March 29, 2004) on September 2, 1966 under the name Shasta Mines & Oil Ltd.    On February 4, 1975 Jet changed its name to International Shasta Resources Ltd.  On May 20, 1994, Jet changed its name to Consolidated Shasta Resources Inc.  On November 23, 1994, Jet changed its name to Lima Gold Corporation and on September 21, 1999 Jet changed its name to International Lima Resources Corp on March 1, 2004 Jet changed its name to Crosshair Exploration & Mining Corp. On June 1, 2004 Jet transitioned under the BCBCA. On October 28, 2011 Jet changed its name to Crosshair Energy Corporation.  On September 17, 2013, Jet changed its name to Jet Metal Corp. The Jet Shares are currently listed on the TSXV under the symbol "Jet".
Jet's head and registered office is located at Suite 1240, 1140 West Pender Street, Vancouver, British Columbia, V6E 4G1.
Intercorporate Relationships
The following chart details Jet's intercorporate relationships.

JET METAL CORP.
(British Columbia)
100%
100%
TARGET EXPLORATION & MINING CORP.
(British Columbia)
GEMINI METALS CORP.
(British Columbia
100%
CROSSHAIR ENERGY USA, INC.
(Nevada)
81%
The Bootheel Project, LLC
(Colorado)

BUSINESS OF JET
History
Jet is a public exploration stage company whose common shares trade on the TSXV, and is in the business of acquiring, exploring, and evaluating mineral resource properties, and either joint venturing or developing these properties further or disposing of them when the evaluation is completed.

Jet is currently focused on maintaining its uranium properties in North America, as well as investigating other mineral opportunities and opportunities outside of the mineral resource sector.  Jet does not have any producing mineral properties at this time.   Jet's common shares trade on the TSXV under the symbol "JET".
Jet currently maintains exploration and evaluation properties in the province of Newfoundland and Labrador, Canada and the state of Wyoming, USA:
➢	Central Mineral Belt ("CMB") Uranium Project in Labrador
➢	Bootheel Uranium ("Bootheel") Project with UR-Energy USA, Inc. in Wyoming
Resource Properties
Jet's exploration work is supervised by C. Stewart Wallis, P. Geo, an officer and director of Jet, and a Qualified Person as defined by National Instrument 43-101. Mr. Wallis has reviewed and approved the technical information disclosed in this section.
Central Mineral Belt ("CMB") Project
The CMB Project currently consists of a total of 359 claims, located in central Labrador.  These claims are subject to a 2% Net Smelter Return Royalty ("NSR") payable to Silver Spruce Resources Inc. and also subject to a 2% NSR payable to Expedition Mining Inc. on 60% of any production from the property.  The most prospective area within these claims is the Two Time Prospect, which contains an Indicated Mineral Resource estimate of 2.33 M pounds of U3O8 (1.82 M tonnes grading 0.058% U3O8) and an Inferred Mineral Resource estimate of 3.73 M pounds of U3O8 (3.16 M tonnes grading 0.053% U3O8).  Further information on the CMB Project can be found in the NI 43-101 Technical Report dated April 16, 2015 which is available on SEDAR at www.sedar.com.
Due to the challenging economic environment, Jet does not plan to spend any additional funds on the remaining CMB Project claims until market conditions improve, with the exception of reclamation work and claims and license renewals which may be required.
Bootheel Uranium Project
The Bootheel property is currently owned by the Bootheel Project LLC and consists of 81 Federal Mining claims and one State lease.  Jet currently has an 81% interest in The Bootheel Project LLC, subject to certain royalties.  The remaining 19% ownership of The Bootheel Project, LLC is held by UR-Energy USA Inc. ("URE").
Project Summary
The Bootheel Project LLC acquired a database from Power Resources Inc. that includes reports, gamma logs, drill logs and other data which primarily covered the Federal mining claims but also included some historic data from the surrounding fee land.
These data, along with additional data acquired from Cameco Corporation, were compiled by Jet's geological team and were combined with the results from over 50,000 feet of drilling completed by Jet at Bootheel during calendar year 2008. This compilation formed the basis for Jet's 2011 drilling program which saw the completion of 76 bore holes, totaling 35,760 feet (10,900 metres).
A synthesis of all of these data enabled Jet to generate an Indicated Mineral Resource estimate of 1.12 million pounds of U3O8 (1.570M tons @0.036% eU3O8) and an Inferred Mineral Resource of 1.05 million pounds of U3O8 (1.315M tons @ 0.040% eU3O8) for the 81 Federal lode claims and single Wyoming State lease that currently comprise the Bootheel Property.  Further details can be found in the NI 43-101 Technical Report dated May 20, 2015, available on SEDAR at www.sedar.com.
The overall poor state of the junior resource market has led the Bootheel Project LLC to place the project on care and maintenance, allowing expenditures to remain at a minimum, while maintaining the integrity of the data and land package.  To this end, during the year ended April 30, 2014, Jet released mineral claims that did not have any mineral resources identified on them or any significant prospectivity to contain such resources. This action reduced the total land package from 274 mineral claims and 2 state leases to the current level of 81 mineral claims and 1 state lease and allowed the Bootheel Project LLC to keep the most prospective ground in good standing. A reversal in the state of the uranium price specifically, as well as the junior resource market in general, may afford the Bootheel Project LLC the opportunity to further assess and evaluate its options for the future.

SELECTED FINANCIAL INFORMATION
 AND MANAGEMENT DISCUSSION AND ANALYSIS
Selected Financial Information
The following is a summary of certain selected consolidated financial information, which is qualified by the more detailed information appearing in the financial statements of Jet for the years ended April 30, 2015, 2014 and 2013. Jet's fiscal year ends on April 30 of each year. The financial statements of Jet incorporated by reference in the Information Circular are for the fiscal years ended April 30, 2015, 2014 and 2013 and for the nine months ended January 31, 2016.
A summary of selected financial information of Jet for the financial years ended April 30, 2015, 2014 and 2013 is as follows:
	FISCAL YEAR ENDED APRIL 30, 2015	FISCAL YEAR ENDED APRIL 30, 2014	FISCAL YEAR ENDED APRIL 30, 2013
Total expenses	$540,021	$3,896,928	$11,890,352
Amounts deferred in connection with the Transaction	$0	$0	$0
A summary of selected financial information of Jet for the nine months ended January 31, 2016 is as follows:
NINE MONTHS ENDED JANUARY 31, 2016
Total expenses	$301,274
Amounts deferred in connection with the Transaction	$0

Management's Discussion and Analysis
Management's Discussion and Analysis for the year ended April 30, 2015 and for the nine months ended January 31, 2016, are incorporated by reference into this Information Circular and available on SEDAR at www.sedar.com. In addition, upon request Jet Shareholders may obtain a copy of the Management's Discussion and Analysis for the year ended April 30, 2015 and for the nine months ended January 31, 2016, prior to the date of the Meeting.
DESCRIPTION OF SECURITIES
Common Shares
The authorized capital of Jet consists of an unlimited number of common shares with no par value, of which, as of the date of this Information Circular, 28,218,451 Jet Shares are issued and outstanding, as fully paid and non-assessable shares.
The Holders of Jet Shares are entitled to dividends, if, as and when declared by the Jet Board, to one vote per Jet Share at meetings of Jet Shareholders and, upon liquidation, to share equally in such assets of Jet as are distributable to the holders of Jet Shares. The Jet Shares are not subject to any pre-emptive rights, conversion or exchange rights, redemption, retraction, purchase for cancellation or surrender provisions, sinking or purchase fund provisions, provisions permitting or restricting the issuance of additional securities or provisions requiring a shareholder to contribute additional capital.

STOCK OPTION PLAN
The Jet Stock Option Plan is a 10% rolling stock option plan and was approved by Jet Shareholders at Jet's annual general meeting held December 10, 2015. See "Particulars of Matters to be Acted Upon – Approval and Ratification of Jet Stock Option Plan" in the Information Circular for additional details.
PRIOR SALES AND STOCK EXCHANGE PRICE
Prior Sales
Within the last 12 months from the date of this Information Circular, no Jet Shares have been issued.
Stock Exchange Price
Jet Shares trade on the TSXV. The following table sets out trading information for the Jet Shares for the periods indicated as reported by the TSXV.
PERIOD	HIGH	LOW	TRADING VOLUME
June 1 – 17, 2016	halted	halted	halted
May 2016	halted	halted	halted
April 2016	halted	halted	halted
March 2016	halted	halted	halted
February 17-29, 2016	halted	halted	halted
February 1-16, 2016	$0.10	$0.075	6,835
January 31, 2016	$0.105	$0.07	103,022
December 31, 2015	$0.12	$0.07	231,907
November 30, 2015	$0.145	$0.07	119,957
Quarter ended October 31, 2015	$0.15	$0.04	261,929
Quarter ended July 31, 2015	$0.16	$0.08	482,023
Quarter ended April 30, 2015	$0.16	$0.10	1,026,240
Quarter ended January 31, 2014	$0.25	$0.12	556,668
Quarter ended October 31, 2014	$0.31	$0.15	228,214
Quarter ended July 31, 2014	$0.37	$0.21	162,125
Quarter ended April 30, 2014	$0.60	$0.27	617,636
EXECUTIVE COMPENSATION
Definitions
For the purpose of this Information Circular:
"Chief Executive Officer" or "CEO" of Jet means an individual who served as chief executive officer of Jet or acted in a similar capacity during the most recently completed financial year;
"Chief Financial Officer" or "CFO" of Jet means an individual who served as chief financial officer of Jet or acted in a similar capacity during the most recently completed financial year;

"Executive officer" of Jet for the financial year, means an individual who at any time during the year was:
(a)	a chair of Jet;
(b)	a vice-chair of Jet;
(c)	the president of Jet;
(d)	a vice-president of Jet in charge of a principal business unit, division or function, including sales, finance or production; or
(e)	performing a policy-making function in respect of Jet.
"NEO" or "named executive officer" means each of the following individuals:
(a)	a CEO;
(b)	a CFO;
(c)	each of the three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000, as determined in accordance with subsection 1.3(6) of Form 51-102F6, for that financial year; and
(d)	each individual who would be an NEO under paragraph (c) but for the fact that the individual was neither an executive officer of the company, nor acting in a similar capacity, at the end of that financial year;
"equity incentive plan" means an incentive plan, or portion of an incentive plan, under which awards are granted and that falls within the scope of IFRS 2 Share-based Payment;
"incentive plan" means any plan providing compensation that depends on achieving certain performance goals or similar conditions within a specified period;
"incentive plan award" means compensation awarded, earned, paid, or payable under an incentive plan;
"non-equity incentive plan" means an incentive plan or portion of an incentive plan that is not an equity incentive plan;
"option-based award" means an award under an equity incentive plan of options, including, for greater certainty, share options, share appreciation rights, and similar instruments that have option-like features;
"plan" includes any plan, contract, authorization, or arrangement, whether or not set out in any formal document, where cash, securities, similar instruments or any other property may be received, whether for one or more persons;
"share-based award" means an award under an equity incentive plan of equity-based instruments that do not have option-like features, including, for greater certainty, common shares, restricted shares, restricted share units, deferred share units, phantom shares, phantom share units, common share equivalent units, and stock.
Compensation discussion and analysis
Jet has a compensation committee that is responsible for determining all forms of compensation to be granted to the Named Executive Officers and the directors, and for reviewing the President and CEO's recommendations respecting compensation of the other officers of Jet. Jet's Named Executive Officers are compensated through consulting agreements and or management services arrangements. The compensation committee does not have a pre-determined compensation plan and does not engage in benchmarking practices.
Compensation for the NEOs is composed of three components: base salary, performance bonuses and stock options.  Performance bonuses are considered from time to time.  The compensation committee does not rely on any formula, or objective criteria and analysis to determine an exact amount of compensation to pay.  The establishment of base salary, award of stock options and performance bonuses is based on subjective criteria including individual performance, level of responsibility, length of service and available market data.  The target is for the total compensation package granted to the NEOs to be approximately in the middle range of other comparably sized exploration and development stage companies, however there is no fixed formula, or pre-determined set of peer companies that is used for this determination.
Base compensation is determined following a review of comparable compensation packages for that position, together with an assessment of the responsibility and experience required for the position to ensure that it reflects the contribution expected from each NEO.  Information regarding comparable salaries and overall compensation is derived from the knowledge and experience of the compensation committee, which takes into consideration a variety of factors.  These factors include overall financial and operating performance of Jet and the Board's overall assessment of each NEO's individual performance and contribution towards meeting corporate objectives, levels of responsibility and length of service.  Each of these factors is evaluated on a subjective basis.
Base Salary
In the Board's view, paying base compensation that is competitive in the markets in which Jet operates is a first step to attracting and retaining talented, qualified and effective executives. The Board considers each NEO's responsibilities based on subjective factors and made appropriate base salary increases or decreases.  During the fiscal year ended April 30, 2015, Jim Crawford (Chief Executive Officer and President since June 7, 2013) and Kate-Lynn Genzel (Chief Financial Officer since January 13, 2014) did not receive compensation directly from Jet, except for grants of options and discretionary bonuses.   Mr. Crawford and Ms. Genzel are employees of King & Bay West, a company which provides management services to Jet.  King & Bay West invoices Jet on a monthly basis for fees for management services provided which are determined based on the usage of such services by Jet.  See "Management Contracts" for a description of Jet's agreement with King & Bay West.  Effective November 27, 2015, Mr. Crawford resigned as Chief Executive Officer and President and Mr. Mark Morabito was appointed in his place. Mr. Morabito receives monthly consulting fees of $5,000.00 in connection with his role as Chief Executive Officer and President.
Bonus Payments
Executive officers are eligible for annual cash bonuses. The compensation committee does not currently prescribe a set of formal objective measures to determine discretionary bonus entitlements. Rather, the compensation committee uses informal goals typical for exploration and development stage companies such as strategic acquisitions, advancement of exploration, operations and development, equity and debt financings and other transactions and developments that serve to increase Jet's valuation. Precise goals or milestones are not pre-set by the compensation committee. During the three most recently completed financial years, Jet has not paid any discretionary cash bonuses to its Named Executive Officers.
Long-Term Incentives
Jet believes that granting stock options and shares to key personnel encourages retention and more closely aligns the interests of executive management with the intent of Shareholders. The inclusion of options in compensation packages allows Jet to compensate employees while not drawing on limited cash resources. Further, Jet believes that the option component serves to further align the interests of management with the interests of Jet's Shareholders. The amount of options to be granted is based on the relative contribution and involvement of the individual in question, as well as taking into consideration previous option grants. There are no other specific quantitative or qualitative measures associated with option grants and no specific weights are assigned to any criteria individually, rather, the performance of Jet is broadly considered as a whole when determining the number of stock based compensation (if any) to be granted and Jet does not focus on any particular performance metric.  During the financial year ended April 30, 2015, Jet did not grant any stock options to its Named Executive Officers.
Hedging Restrictions
Jet does not have any policies that restrict a NEO or director from purchasing financial instruments, including, for greater certainty, prepaid variable forward contracts, equity swaps, collars, or units of exchange funds, that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the NEO or director.

Risk Management and Assessment
With respect to the management of risk, the Board takes a conservative approach to executive compensation, rewarding individuals with additional performance-based compensation dependent upon the success of Jet and when such success can be demonstrated. The compensation committee is responsible for reviewing Jet's compensation program to ensure that risks are identified and mitigated to the extent possible. Care is taken in measuring this success, while ensuring it is achieved within normal operating procedures and standards, including those related to the environment, health, safety and sustainable development.
The nature of the business and the competitive environment in which Jet operates requires some level of risk-taking to achieve growth and desired results in the best interest of stakeholders.  Jet's executive compensation program seeks to encourage behaviours directed towards increasing long-term value, while limiting incentives that promote excessive risk taking.
While Jet has not awarded any discretionary bonuses in the past three financial years, there is a risk associated with its approach to discretionary bonuses as there are no pre-defined objectives, target amounts or caps. As a result, there is some incentive for Named Executive Officers to take on unmanageable risk and unsustainable performance over the long term in order to achieve a short term discretionary bonus payout. Jet is aware of this risk and at such time Jet moves to a more advanced stage of development, it is expected that the compensation committee will develop a bonus program with pre-defined objectives and target amounts in order to mitigate these risks.
Jet views stock options as a valuable tool for aligning the interest of management and Shareholders in the long term growth and success of Jet. Jet is aware that stock option grants that vest immediately may create an incentive for management to maximize short term gains at the expense of the long term success of Jet. In order to mitigate this risk, option grants are generally subject to vesting period of two years from the date of grant.
Compensation Governance
Compensation Committee
Members and Independence
During the financial year ended April 30, 2015, the compensation committee was comprised of three directors of Jet, all of whom are currently independent of Jet for purposes of applicable securities laws. The compensation committee consisted of Jay Sujir, Mark Lotz and Stewart Wallis.  Mr. Sujir resigned as a director on February 16, 2015 and was replaced by Ken Brophy.  Ken Brophy is an independent director.
Skills and Experience
The Board believes that each current and former member of the compensation committee possesses skills and experience relevant to the mandate of the compensation committee. In addition, the members of the compensation committee each have skills and experience that enable them to make decisions on the suitability of Jet's compensation policies and practices.
Committee Member	Relevant Skills and Experience
Ken Brophy
Mr. Brophy is the President of Accession Management and Consulting Ltd., a private entity owned and controlled by him, which provides operational and sustainable development services, for mining companies predominately based in North America.  Mr. Brophy also serves on the board of directors and audit committee of Golden Raven Resources Ltd.  He is currently Vice President, Sustainable Development for Ram River Coal Corp., a private entity based in Vancouver.

Stewart Wallis
Mr. Wallis is a consulting geologist with over 30 years' experience in the mineral exploration industry.  He served as Jet's Chief Executive Officer and President from 2009 until April 30, 2012.  He is the President of Sundance Geological Ltd. which provides geological consulting services to junior resource companies.  Mr. Wallis is also a director of a number of other junior resource companies.

Mark Lotz
Mr. Lotz is a Chartered Professional Accountant with over 18 years' experience, primarily in the minerals industry and related securities business.  He has held CFO positions with several publically traded mineral resource companies and also serves as a director of a number of other junior resource companies. He also has served as senior executive officer for two securities firms and as a compliance officer for the Vancouver Stock Exchange (now the TSX Venture Exchange).

Responsibilities, Powers and Operation
The compensation committee's primary function is to assist the Board of Directors in fulfilling its oversight responsibilities by:
•
Reviewing and approving and then recommending to the Board of Directors salary or consulting fees, bonuses, and other benefits, direct or indirect, and any change-of-control packages of Jet's executive officers;

•	Reviewing compensation of the Board of Directors;
•	Administration of Jet's compensation plans, including stock option plans, outside directors compensation plans, and such other compensation plans or structures as are adopted by Jet from time to time;
•	Research and identification of trends in employment benefits; and
•	Establishment and periodic review of Jet's policies in the area of management benefits and perquisites based on comparable benefits and perquisites in the mining industry.
Meetings of the compensation committee are held from time to time as the compensation committee or the Chairman of the compensation committee shall determine. The compensation committee may ask members of management or others to attend meetings or to provide information as necessary.  The compensation committee is permitted to retain and terminate the services of outside compensation specialists and other advisors to the extent required, and has the sole authority to approve their fees and other retention terms.
Compensation Advisor
Jet has not, at any time since Jet's most recently completed financial year, retained a compensation consultant or advisor to assist the Board or Compensation Committee in determining the compensation of any of Jet's directors or executive officers.
Summary Compensation Table
The following table contains information about the compensation paid to, or earned by, those who were during the fiscal year ended April 30, 2016, Jet's Named Executive Officers. Jet had two Named Executive Officers during the fiscal year ended April 30, 2016, namely Jim Crawford and Kate-Lynn Genzel.

Name and principal position	Year	Salary ($)	Share-based awards ($)	Option-based awards ($)(4)	Non-equity incentive plan compensation ($)		Pension value ($)	All other compen-sation ($)	Total compen- sation ($)
					Annual incentive plans	Long-term incentive plans
Mark J. Morabito(1) Chief Executive Officer & President	2016 2015 2014 2013	Nil Nil Nil Nil	Nil Nil Nil Nil	Nil Nil Nil Nil	Nil Nil Nil Nil	Nil Nil Nil Nil	Nil Nil Nil Nil	25,000 Nil 100,000 150,000	25,000 Nil 100,000 150,000
Jim Crawford (2) Former Chief Executive Officer & President	2016 2015 2014 2013	Nil Nil Nil Nil	Nil Nil Nil Nil	Nil Nil Nil Nil	Nil Nil Nil Nil	Nil Nil Nil Nil	Nil Nil Nil Nil	13,960 5,902 24,750 Nil	13,960 5,902 24,750 Nil
Kate-Lynn Genzel (3) Chief Financial Officer	2016 2015 2014 2013	Nil Nil Nil Nil	Nil Nil Nil Nil	Nil Nil Nil Nil	Nil Nil Nil Nil	Nil Nil Nil Nil	Nil Nil Nil Nil	9,936 12,439 4,613 Nil	9,936 12,439 4,613 Nil

(1)	Mr. Morabito was appointed Executive Chairman of Jet on March 1, 2010 and served in that capacity until August 29, 2013. On November 27, 2015, Mr. Morabito was appointed as Chief Executive Officer & President. Mr. Morabito receives his compensation in the form of consulting fees. Mr. Morabito receives a monthly fee of $5,000 for services provided by Mr. Morabito. Mr. Morabito currently serves on the Board of Directors of Crosshair but is not compensated for his services as a director.
(2)	Mr. Crawford was appointed Chief Executive Officer and President of Jet on June 7, 2013. He is an employee of King & Bay West, a company which provides management services to Jet. King & Bay West invoices Jet on a monthly basis for fees for management services provided which are determined based on the usage of such services by Jet. The amount set out for Mr. Crawford under the heading "All other compensation" is the amount paid by King & Bay West directly to Mr. Crawford during the fiscal year ended April 30, 2015 based on the estimated time Mr. Crawford spent providing services to Jet. Mr. Crawford resigned as Chief Executive Officer & President on November 27, 2015.
(3)	Ms. Genzel was appointed Chief Financial Officer of Jet on January 13, 2014. She is an employee of King & Bay West, a company which provides management services to Jet. King & Bay West invoices Jet on a monthly basis for fees for management services provided which are determined based on the usage of such services by Jet. The amount set out for Ms. Genzel under the heading "All other compensation" is the amount paid by King & Bay West directly to Ms. Genzel during the fiscal year ended April 30, 2015 based on the estimated time Ms. Genzel spent providing services to Jet.
(4)	No option-based awards have been granted to NEOs since April 24, 2012.
Option-based Awards
The only equity compensation plan which Jet has in place is the Jet Stock Option Plan. The Jet Stock Option Plan has been established to attract and retain employees, consultants, officers or directors to Jet and to motivate them to advance the interests of Jet by affording them with the opportunity to acquire an equity interest in Jet.
As at the end of the financial year ended April 30, 2016, 2,821,845 Common Shares were reserved to be granted pursuant to the Jet Stock Option Plan, of which nil incentive stock options to purchase Common Shares were granted to the Named Executive Officers, other officers and the directors of Jet. The exercise price of the options is fixed by the Board at the time of grant at the market price of the Common Shares, subject to all applicable regulatory requirements. The allocation of the option grants is approved by the board of directors of Jet and past grants are taken into determination when determining future grants.
Outstanding share-based awards and option-based awards
The following table provides details with respect to outstanding option-based awards and share-based awards, granted to the Named Executive Officers as at the year ended April 30, 2016.  As at the year ended April 30, 2016 there are no outstanding option-based awards and share-based awards granted to Named Executive Officers.
	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
Mark J. Morabito Chief Executive Officer & President	Nil	N/A	N/A	Nil	Nil	Nil
Jim Crawford Former Chief Executive Officer & President	Nil	N/A	N/A	Nil	Nil	Nil
Kate-Lynn Genzel Chief Financial Officer	Nil	N/A	N/A	Nil	Nil	Nil
(1)	Based on the closing price of Jet's Common Shares on the TSX on April 30, 2016, being $0.085.

Incentive plan awards – value vested or earned during the financial year ended April 30, 2016
The following table provides information regarding value vested or earned through incentive plan awards by the Named Executive Officers during the financial year ended April 30, 2016:
Name	Option-based awards – Value vested during the year ($)(1)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Mark J. Morabito Chief Executive Officer & President	Nil(2)	Nil	Nil
Jim Crawford Former Chief Executive Officer & President	Nil(2)	Nil	Nil
Kate-Lynn Genzel Chief Financial Officer	Nil(2)	Nil	Nil
(1)
This amount is calculated based on the dollar value that would have been realized by determining the difference between the closing market price of the Common Shares and the exercise price of the options on the vesting date.

(2)	No options vested for either Mr. Morabito, Mr. Crawford or Ms. Genzel during the year ended April 30, 2016.

Pension Plan Benefits
Jet does not have any pension or retirement plans or arrangements for its Named Executive Officers.
Termination and Change of Control Benefits
There are no provisions in any contract, agreement, plan or arrangement that provide for payments to an NEO at, following, or in connection with any termination (whether voluntary, involuntary or constructive), resignation, retirement, a change of control in Jet or a change in the NEO's responsibilities.
Director Compensation
During the fiscal year ended April 30, 2016, Jet had no formal director compensation program; however, directors are eligible to receive options to purchase Common Shares pursuant to the terms of the Jet Stock Option Plan.
The following table contains information about the compensation paid to, or earned by Directors of Jet who were not Named Executive Officers during the fiscal year ended April 30, 2016. During the financial year ended April 30, 2016, Jet had three directors who were not Named Executive Officers, being Stewart Wallis, Ken Brophy and Mark Lotz.
Name	Fees earned ($)(1)	Share-based awards ($)	Option-based awards ($)(2)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compen-sation ($)	Total ($)
Stewart Wallis	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Ken Brophy	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Mark Lotz	Nil	Nil	Nil	Nil	Nil	Nil	Nil
(1)	No directors' fees were paid during the fiscal year ended April 30, 2016.
(2)	No option-based awards were granted to directors who were not Named Executive Officers during the year ended April 30, 2016.
Incentive plan awards - Outstanding share-based awards and option-based awards granted to Directors
There were no outstanding option-based awards and share-based awards, granted to the Directors of Jet who were not Named Executive Officers as at the year ended April 30, 2016.
Incentive plan awards – value vested or earned during the financial year ended April 30, 2016
No share-based and option-based awards were granted, outstanding or became vested during or as at the year ended April 30, 2016 for directors who were not Named Executive Officers as at the year ended April 30, 2016.
MANAGEMENT CONTRACTS
Pursuant to the terms of the King & Bay West Agreement made effective January 1, 2010 (as amended on October 1, 2010 and on September 16, 2014) Jet engaged King & Bay West of Suite 1240, 1140 West Pender Street, Vancouver, British Columbia V6E 4G1, to provide services and facilities to Jet. King & Bay West is a private company which is owned by Mark J. Morabito, a director and the current Chief Executive Officer and President of Jet. The following are the executive officers of King & Bay West, both of whom are residents of British Columbia, Canada: Mr. Mark Morabito, President & CEO, and Sheila Paine, Secretary. King & Bay West provides Jet with administrative and management services. The services provided by King & Bay West include shared facilities, geological, technical, accounting, corporate communications and business development services. The fees for these management services are determined and allocated to Jet based on the cost or value of the services provided to Jet as determined by King & Bay West, and Jet reimburses King & Bay West for such costs on a monthly basis. The King & Bay West Agreement may be terminated by either party upon four months' written notice.
During the fiscal year ended April 30, 2015, Jet incurred fees of $350,221(excluding taxes) to King & Bay West.  Of this amount $255,761 was for King & Bay West personnel provided to Jet and $124,460 was for overhead and third party costs incurred by King & Bay West on behalf of Jet. During the fiscal year ended April 30, 2016, Jet incurred fees of $287,443 (excluding taxes) to King & Bay West.  Of this amount $171,911 was for King & Bay West personnel provided to Jet and $115,532 was for overhead and third party costs incurred by King & Bay West on behalf of Jet. Jet has provided King & Bay West with a security deposit in the amount of $100,000 in accordance with the King & Bay West Agreement.
NON-ARM'S LENGTH PARTY TRANSACTIONS
Except as disclosed under the heading "Management Contracts", Jet had not obtained assets or services, or provided assets or services, in any transaction completed within 24 months before the date of this Information Circular, or in any proposed transaction, where Jet has obtained or proposes to obtain such assets or services from:
(a)	any director or officer of Jet;
(b)	a securityholder disclosed in the Information Circular as a principal securityholder, either before or after giving effect to the Transaction; or
(c)	an Associate or Affiliate of any of the persons or companies referred to in paragraphs (a) or (b) above.
The Transaction is an arm's length transaction.
LEGAL PROCEEDINGS
There are no legal proceedings as to which Jet is, or has been, a party or of which any of its property is, or has been, the subject matter, and to the reasonable knowledge of the management of Jet, there are no such proceedings contemplated.

AUDITOR, TRANSFER AGENTS AND REGISTRARS
Auditor
Jet's auditors are Davidson & Company LLP, Chartered Accountants, located at Suite 1200-609 Granville Street, Vancouver, British Columbia V7Y 1G6. Davidson & Company LLP have been Jet's auditors since April 26, 2012.
Transfer Agent and Registrar
Jet's transfer agent and registrar is Computershare Investor Services Inc., at its Vancouver office located at 510 Burrard Street, 2nd Floor, Vancouver, British Columbia V6C 3B9.

MATERIAL CONTRACTS
Jet has not entered into any material contracts, except in the ordinary course of business, other than:

(a)	King & Bay West Management Services Agreement; and
(b)	The Amalgamation Agreement.

Copies of the foregoing agreements will be available for inspection at the registered offices of Jet, Suite 1240, 1140 West Pender Street, Vancouver, British Columbia V6E 4G1, during ordinary business hours, until completion of the Transaction and for a period of thirty (30) days thereafter.

ADDITIONAL INFORMATION
Additional information relating to Jet is available on the internet on SEDAR at www.sedar.com. Jet Shareholders may contact Jet to request copies of Jet's financial statements and management discussion and analysis by sending a written request to Jet at Suite 1240, 1140 West Pender Street, Vancouver, British Columbia V6E 4G1. Financial information is provided in Jet's comparative financial statements and management discussion and analysis for the nine months ended January 31, 2016 and the financial year ended April 30, 2015.

APPENDIX "B"
 INFORMATION CONCERNING CJL
The following information should be read in conjunction with the information concerning CJL appearing elsewhere in the Information Circular to which this Appendix "B" is attached. Unless otherwise defined in this Appendix "B", all capitalized terms shall have the meaning ascribed thereto in the Information Circular to which this Appendix "B" is attached.
CORPORATE STRUCTURE
Name and Incorporation
CJL was incorporated on August 28, 2012, pursuant to the provisions of the CBCA under the name "Canada Jetlines Ltd." CJL was incorporated by seasoned airline executives and industry experts for the purpose of launching an Ultra Low Cost Carrier (ULCC) airline in Canada to address a customer base that management of CJL believes is  presently unserved or underserved by the two major Canadian domestic airlines (MCDAs), Air Canada and WestJet and their affiliate airlines, or any current operating Canadian airline.
The registered office of CJL is located at Suite 1000, 840 Howe Street, Vancouver, British Columbia, V6Z 2M1. The head office of CJL is located at 327 - 5360 Airport South Road, Richmond, B.C. V7B 1B4.
Intercorporate Relationships
CJL does not have any subsidiaries.
BUSINESS OF CJL
History
CJL is a recently incorporated entity and, as a result, has a limited history. CJL was incorporated on August 28, 2012 for the purpose of launching the first ULCC airline in Canada. Since incorporation, the sole focus of CJL has been on launching a ULCC airline and working to raise the necessary financing to execute the business plan.  Set out below is a list of major accomplishments to date:
1.
From incorporation in 2012 until September 2013, CJL developed a geographically tailored business plan applying ULCC principles to the Canadian airline industry. This process involved assembling an appropriately skilled and experienced management team who, together with various consultants, analyzed and evaluated the Canadian airline industry, potential fleet options and prospective airports and routes, as well as forming teams to write safety, maintenance, finance and human resources manuals and policies. During this time, CJL raised additional capital.

2.
CJL has entered into arrangements with senior and experienced airline personnel to fill key managerial and operational positions for a ULCC airline in Canada. Certain of these arrangements are contingent upon completion of the Offering. See "Executive Compensation".

3.
In September 2013, CJL commenced the application process for a licence to operate a domestic service, large aircraft pursuant to the CTA.  The application process requires CJL to provide information in two stages. The first stage requires the provision of information and documentation regarding the funding requirements for the start-up and operation of an air service for a 90-day period. The second stage requires the provision of evidence that: the requisite funding is in place and will remain in place to finance the proposed air service. In April 2014, CJL was advised by the Canadian Transportation Agency that it had satisfied the stage one information requirements relating to the financial requirements for the start-up and operation of CJL's proposed airline. CJL recently updated the information required of Stage 1 determination and received a new  CTA Stage 1 determination letter reflecting the updated information on 12 May 2016.

4.
In July 2014, CJL commenced the application process, including payment of the application fee, with Transport Canada Civil Aviation for an Air Operator Certificate for the operation of turbine-powered aircraft having 50 or more passenger seats by a commercial air service. CJL's application is currently under review.

5.	CJL has completed approximately 75% of the manuals and other documentation required to achieve an Air Operator Certificate.
6.
CJL has entered into arrangements with the key personnel required by Transport Canada to hold an Air Operator Certificate and has begun the recruiting of flight crew for a potential late 2016 airline start-up. Certain of these arrangements are contingent upon completion of the Transaction.

7.	CJL has engaged in advanced discussions with YVR in order to establish YVR as its base airport.
8.	CJL is in advanced discussions with various leasing companies for Boeing 737 aircraft.
9.
In July of 2014, CJL retained Euro Pacific as advisor and agent. Euro Pacific assisted with a private placement financing, closing in two tranches in July and August 2014 respectively, which raised aggregate gross proceeds of $811,390.

10.
CJL retained a route network planning firm to construct a detailed ULCC route network. A contract was entered into with this firm in August 2014 for a period of 5 months plus three years. The three-year period is to provide month-to-month route planning support once operational. The three-year period may be terminated at the end of the first 12 months with 60 days' notice. To date over 150 potential ULCC routes have been identified.

11.
A non-binding letter of intent was signed with SkyTec of Vancouver. SkyTec is located on site at YVR and is expected to be responsible for CJL line maintenance. SkyTec is an approved maintenance organisation (AMO) and is approved by Transport Canada. Maintenance providers are also being considered (subject to a request for proposal ("RFP") process and selection) for destinations at which CJL anticipates operating.

12.	CJL is in the RFP process with the YVR airport ground handlers and has entered the request for information process for other destination stations.
13.	A RFP for training for flight attendants and pilots is currently underway with:
•	Pan Am International Flight Academy;
•	AFG Avenger Flight Group; and
•	Boeing Training Centre.
14.	CJL has contracted with Dyrand Systems to provide information technology services on a monthly fee basis for a three-year period.
15.	CJL is in contract discussions with ADP Canada Ltd. to provide outsourced pay and human resources services and to develop human resources policies on a monthly fee basis for a two year period.
16.	CJL has designed and ordered pilot and flight attendant uniforms.
17.	CJL has designed aircraft livery and its company logo. In addition, CJL has secured domain names and other internet services.
18.	CJL has entered into the Boeing Agreement to purchase five Boeing 737-7MAX aircraft and has the right to purchase up to an additional 16 Boeing 737MAX aircraft.
19.	CJL is in discussions with various airports at destinations which it proposes to service for operational facilities.
20.	In January of 2015, CJL completed a private placement financing which raised aggregate gross proceeds of $638,000.
21.	On April 12, 2016 CJL and Jet entered into the binding Amalgamation Agreement. See "The Transaction".
Significant Acquisitions or Dispositions
No significant acquisitions or significant dispositions have been completed by CJL since its incorporation or are contemplated, with the exception of the Transaction.

DESCRIPTION OF THE BUSINESS
CJL plans to launch an airline in Canada that applies ULCC operating principles with a focus on stimulating passenger demand through low cost airfares, and generating revenue from the sale of ancillary products and services onboard its aircraft. CJL intends to select routes that avoid direct competition with MCDA carriers (where possible) and focus on cost discipline in order to keep operating costs low.
Assuming, among other things, completion of the Transaction and the Offering and completion of the Canadian airline licencing process, CJL intends to commercial operations approximately six months after receipt of build-out financing. CJL plans to operate scheduled point-to-point all jet air service nationally with primary bases at the Vancouver International Airport and the Hamilton International Airport, with a secondary base at the Winnipeg International Airport. CJL plans to operate flights throughout Canada, the United States, Mexico and the Caribbean.
CJL expects that by applying the ULCC model a new market of Canadian travelers will be created comprised of persons who: (1) are not presently flying from Canadian airports due to high airfares; (2) are not flying because of the lack of jet service from Canada's secondary airports; (3) are using American ULCC airlines in United States border towns near Canada; or (4) are not flying to trans-border destinations because the service in not currently offered, or is offered via multiple stops and connections. CJL anticipates this new market of passengers to be comprised of price sensitive travelers, which could include budget conscious leisure travelers, students, families and business travelers seeking to contain costs.
CJL's fleet will initially be based on the Boeing 737 fleet family and CJL expects to start operations by leasing two Boeing 737 aircraft. As the business grows, CJL intends to lease and/or acquire further aircraft. In furtherance of this objective, CJL has entered into a purchase agreement with The Boeing Company (the "Boeing Agreement"). Subject to the terms of the Boeing Agreement, CJL has agreed to purchase five Boeing 737-7MAX aircraft for delivery in 2021. In addition, Boeing has granted CJL the option to purchase up to an additional 16 Boeing 737MAX aircraft. CJL is also evaluating the use of the Bombardier C-Series aircraft, but in all cases its start-up aircraft will be the Boeing 737 aircraft.
Upon receipt of its licence to operate in Canada, CJL intends to promptly apply for a foreign air carrier permit or an exemption therefrom from the U.S. Department of Transportation (the "U.S. Department") in order to allow CJL to fly into destinations in the United States and CJL also intends to concurrently apply for similar approvals from the regulatory authorities in Mexico and certain Caribbean countries. Provided such licences, permits or exemptions are received within the first 18 months of operations, CJL expects to grow its business significantly within the first 24 months of operations by expanding its fleet to eleven aircraft, and up to a total of 16 aircraft within the first 36 months of operations, leveraging other bases in Canada and increasing its route network throughout Canada and to selected locations in the United States, Mexico and the Caribbean, subject to the availability of additional capital and aircraft. See "Risk Factors" below.
Phases of the North American Airline Market Development
Management believes that the development of the Canadian airline market is characterized by five (5) phases. It is CJL's belief that the airline market is currently in the fifth phase. A summary of the phases is set forth below:
Phase One – 1919 to 1938:
•	Canadian Air Board, founded in 1919.
•	Canadian Aeronautics Act of 1919 established.
•	Canadian Pacific Railway petitioned to start air service in 1919, which became operational in 1942 with Canadian Pacific Air Lines.
•	Western Canadian Airways founded in 1926.
•	In 1936, Trans-Canada Air Lines was founded and subsequently became Air Canada in the 1960s.
Phase Two – 1939 to 1944:
•	The British Commonwealth Air Training Program ("BCATP") was implemented during World War II.
•	The BCATP trained approximately 130,000 air servicemen in Canada and built 100 aerodromes and emergency landing fields in Canada between 1939 and 1944.

•	As a result of the BCATP nearly every sizeable Canadian community had a substantial airport built close to it. In addition, thousands of Canadian pilots were trained under the air force system.
Phase Three – 1945 to 1980:
•	Major carriers began entering the airline industry.
•	Airline industry remains highly regulated.
•	Air force system of flight operations – a highly labour intensive model.
•	Airfares based on a cost plus profit model.
•	Legacy carriers begin attracting passengers based on in-flight service.
•	Commencement of frequent flyer programs.
•	Airline safety a key factor in decision-making for passengers.
Phase Four – 1980 to 2005:
In 1978 the United States de-regulated its airline industry, while Canada de-regulated in 1988. As a result, airlines could no longer apply for domestic airfare protection with the government based on a cost plus profit basis. Airlines such as Southwest and WestJet, which were built on a cost-control business model as opposed to an air force model, became major players in the airline industry. These airlines were coined low cost carriers ("LCC") because they were able to control overall costs, particularly labour costs. For example, based on WestJet's and ACE Aviation Holdings Inc.'s (Air Canada Jazz) 2014 annual reports, WestJet's salary and benefit costs were approximately 19% of total operational costs as compared to approximately 29% for ACE Aviation Holdings Inc. With lower costs, LCCs, which were sometimes called "discount carriers" or "no frills airlines", were able to gain market share and attract passengers away from legacy carriers and bring new passengers to the market through lower prices.
While LCCs were enjoying an increase in market demand, certain legacy carriers were forced into various forms of bankruptcy or creditor protection in order to restructure costs. Once restructured, these legacy carriers emerged with a lower cost structure, greater financial flexibility and a more focused business model that allowed them to profitably co-exist with the LCCs in the same market place. However, even with this restructuring complete, LCCs such as Southwest and WestJet established strong, sustainable competitive positions in their respective markets.
Phase Five – 2006 to present:
Around 2006, with the widespread use of the home computer and with the increased popularity of the internet in Canada, the United States and Europe, an increasing number of airline passengers started, for the first time, viewing and purchasing airline tickets directly. This had a significant impact on passenger buying behaviour and transformed the way airline tickets were, and are, purchased. For example, in its 2013 annual report, Allegiant stated that it generated 92% of its ticket sales directly through its website and in 2013, Ryanair announced that internet bookings accounted for over 99% of its reservations for several preceding years.

Figure 1 – Airline Selection – Switching Factors

Source: University of Fraser Valley 2006 report titled, "A Feasibility Study to Determine the Viability of a Start-up Airline from the Abbotsford International Airport CYXX"

CJL believes that this increased access to information and greater price transparency created a more educated passenger and, along with continued interest in lower price airfare alternatives, supported a segmentation of passenger demand that had two important impacts.
First, it forced airlines to refine their business models and pricing strategies to focus on those segments of the market that they were best positioned to serve.  This view is supported by a 2006 Air Transportation Study by the University of the Fraser Valley in Canada (the "Fraser Valley Study"), which determined that airfare price was the driving factor for 87% of the travelling public when switching from one airline to another. In short, airlines were increasingly under pressure to have the right service at the right price point or risk passengers switching to another airline.
The impact of lower cost tickets as a switching factor for airlines and for stimulating new passenger demand was also prevalent in Europe where discount carriers began operations earlier than in North America. In its 2004 report titled, "Liberalisation of European Air Transport: The Benefits of Low Fares Airlines to Consumers, Airports, Regions and the Environment" the European Low Fares Airline Association detailed how low fare airlines were generating demand from both existing passengers who were shifting from higher price legacy airlines (37%) as well new passengers who were entering the market to take advantage of lower airfares (59%).
Second, segmentation of passenger demand increased the demand for air travel and brought a large number of new passengers into the market.  This is particularly true among price sensitive passengers who were, with better access to information, able to find airfare options that suited their budget.

Figure 2 – ULCC Airlines – Passenger Demand Profile

Source: European Low Fares Airline Association 2004 report titled "Liberalisation of European Air Transport: The Benefits of Low Fares Airlines to Consumers, Airports, Regions and the Environment"

This result is consistent with the following two independent sources which reviewed the impact of lower airfares on passenger demand (together with the Fraser Valley Report, the "Potential ULCC Market Data"):
1.
The IATA Economics Briefing No 9: AIR TRAVEL DEMAND, April 2008, stated that the airline passenger demand price elasticity in North America is 1.5 on short haul routes and 1.4 on long haul routes. Given this level of price elasticity, a 25% decrease in airfare is expected to create a 35% (long haul) to 38% (short haul) increase in new passengers and a 40% decrease in airfare is expected to create a 56% (long haul) to 60% (short haul) increase in new passengers; and

2.
YVR stated in 2008 that, based on Sabre MIDT between June 28, 2007 and May 2008, Oasis Hong Kong Airlines' lower priced airfares from Vancouver (CJL proposed base of operations) to Hong Kong showed a 65.2% increase in market demand.

3.	Recent actual airfare pricing variations in the Canadian domestic market have demonstrated a price to stimulation ratio of approximately 2 times.[1]
Ultimately, the combination of transparent pricing, cost conscious consumers and the development of a business model to capitalize on these changing market dynamics had a snow ball effect on the overall demand for lower cost air travel: as more price sensitive passengers entered the market, more airlines offered lower cost alternatives into more markets.  This, in turn, set the stage for the rapid expansion of lower cost airline models and the development of a ULCC model in a number of global markets, including the United States and Europe.
The ULCC Model has been Successfully Implemented in a Number of Markets Globally
The ULCC business model, which has evolved globally over the last 10 years in response to pricing trends discussed above, is based on stimulating air travel demand with low base airfares, generating additional revenue streams through ancillary products and services and remaining profitable through strong cost control discipline and by maintaining a low cost infrastructure.
ULCC airlines such as Allegiant, Spirit, Volaris, AirAsia, Ryanair and easyJet have successfully implemented a ULCC model and have been, in many cases, able to offer airfares below the break-even cost of many competing legacy carriers and LCCs while remaining profitable.

1 Source: IATA PaxIS database, December 23, 2014

Based on the RASM and ancillary revenues (included in the RASM) exhibited in the charts below, it may be inferred that the Base Airfares charged by the Peer ULCCs ("Peer ULCCs" means six ULCCs currently operating in the United States (Allegiant Travel Company ("Allegiant"), and Spirit Airlines, Inc. ("Spirit")), Mexico (Controladora Vuela Compañía de Aviación, S.A.B. de C.V. ("Volaris")), Asia (AirAsia Berhad ("AirAsia")) and Europe (easyJet plc ("easyJet") and Ryanair Holdings plc ("Ryanair")), are materially below those of the Major Legacy Carriers. The ability to collect revenue from sources other than base ticket fares is a critical element of successful applications of the ULCC model. These ancillary revenue items (including items such as passenger baggage charges, credit card usage fees, flight change fees, food charges and hotel and car rental bookings) are generally a profit point for ULCC airlines as the direct operating costs of these items have already been included in their CASM.

Figure 6 – ULCC Passenger Demand Cycle

Generally, increased passenger volume and load factors stimulated by low airfares are projected to drive increased revenues from the sale of ancillary products and services. This in turn allows for further reduction of base fares, stimulating additional demand.
Typical ULCC strategies for keeping costs low include: decreasing seat pitch, increasing daily aircraft utilization, decreasing the ratio of FTE employees per aircraft through company structure and contracting out of services, using direct internet sales systems instead of general distribution sales systems, focusing on lower-cost secondary airports and the unbundling of free services to passengers.

These strategies result in a cost structure, which is significantly below Major Legacy Carriers, and allow ULCC carriers to generate attractive margins even though they charge lower prices.

Figure 7 – Peer ULCCs and Average of Major Legacy Carriers CASM	Figure 8 – Peer ULCCs and Average Major Legacy Carriers EBITDA Margin

Source: Company reports, based on 2014 data sourced from publicly filed financial statements prior to the date hereof.
Notes: Presented in Canadian dollars for comparison, using Bloomberg reported average exchange rates for periods relied upon.
Non-stage length adjusted.

The ULCC Model Continues to Gain Momentum
According to a 2012 World Tourism Organization Report titled, Global Report on Aviation:  "The low cost airline phenomena has been one of the most discussed aspects of commercial air services for the past 10 to 15 years. In Europe, for example, the market share of low cost operators continues to creep up. Back in 2001 they accounted for just 5% of capacity but 10 years on, in 2011, this had grown to 26%".  The following table describes the European low cost segment growth from 2005 to 2012.
Figure 9 – European Air Travel: Segment Growth

Source: December 2013 European Commission Report: Annual Analyses of the EU Air Transport Market 2012.

According to CAPA – Centre for Aviation, the LCC penetration rate within Southeast Asia in 2014 was 60%, having steadily increased over the last 10 years from less than 5% in 2003 – a remarkable figure given that the Association of Southeast Asian Nations has not yet moved to a single market concept like the European Union.

This view is further supported by Boeing's 2014 – 2033 Traffic and Market Outlook Report (the "Boeing Market Outlook Report"), which stated that discount airlines accounted for 16% of the total worldwide airline market share in 2013, and are expected to reach 21% market share by 2033.

Although the ULCC model is considered successful in Europe and Asia and has begun to take market share in the United States, CJL's view is that no airline has started operating as a ULCC in Canada. Management believes that this provides a rare and attractive market opportunity not generally available elsewhere in the global airline industry.
Market Opportunity for ULCC Service in Canada
Current Canadian Marketplace
Canada's large territory, winter driving conditions and widely dispersed population places increased economic and social importance on having a strong airline industry. In Canada over 62 million passengers flew on domestic, trans-border, and Mexico and Caribbean flights in the 12 months ended August 31, 2014. According to Statistics Canada and Transport Canada, the Canadian airline industry is projected to experience net annual passenger growth of 2.58% in the domestic market and 3.55% in the trans-border market, resulting in significant expected increases in passenger demand over the next ten years.

Figure 10 – Current and Projected Canadian Annual Market Sizes

Sources:
(1) Diio FMG database for the 12 months ended August 31, 2014 for domestic, trans-border and Mexico/Caribbean Canadian origin and destination airline passenger numbers (measures passenger trips from origin to destination, via one or more intermediate points if applicable).
(2) Transport Canada Aviation Forecasts 2008-2022, Statistics Canada, extrapolated to 2024.
Note: Mexico/Caribbean section is assumed to grow at the same rate as domestic passengers.

The current Canadian market is dominated by a legacy carrier, Air Canada, and an LCC, WestJet, along with their partner airlines. There are also a number of smaller regional carriers. However, there are currently no ULCCs operating in Canada.
Air Canada, founded in 1936, utilizes the legacy carrier business model of bundling most services into the price of a ticket, operating with a wider range of aircraft at varied geographies and airport sizes while traversing a more diverse 'hub-and-spoke' network of routes. Air Canada operates a comprehensive range of commercial aircraft globally and, based on its 2013 annual report, CJL's management estimates that, in 2013 Air Canada employed approximately 127 FTE employees per aircraft.
WestJet, launched in 1996, initially operated under an LCC model. LCCs are generally smaller than the legacy carriers, focus on national or regional markets, attempt to control costs by offering fewer flight options and have more streamlined fleets. While LCCs often employ many of the cost-cutting strategies of the ULCC model, they do not strictly adhere to all ULCC principles. In keeping with the LCC model, WestJet employs a non-unionized workforce and primarily operates the efficient Boeing 737NG aircraft while utilizing technology and strategic alliances to lower costs. Based on West Jet's 2015 annual report, CJL's management estimates that WestJet employed approximately 65 FTE employees per aircraft. Such measures have allowed WestJet to compete strongly with Air Canada on price and become one of North America's most profitable airlines.
However, WestJet has recently introduced initiatives that are more in line with the legacy carrier model such as premium economy seating, as of September 2015 blocking off the middle seat in their premium economy seating and introducing a business class seating product (resulting in an estimated 4% increase in their CASM), high yield revenue management (maximizing ticket prices), fare bundles, free in-flight entertainment systems, inter-airline agreements, a major airport network hub system, operating a regional turbo-prop feeder airline, employees who are asking for union certification, the acquisition of wide body aircraft to serve international destinations, and operating three aircraft types with two classes of service. Leveraging these legacy-like initiatives, WestJet has been increasing its base airfares and frequently has published airfares comparable to Air Canada on the same routes. CJL believes that this is a departure from WestJet's original business plan as disclosed in WestJet's initial public offering prospectus filed in June 1999, which states that, "WestJet's fares are generally 50% lower than the comparable fares charged by the MCDAs or their affiliates prior to WestJet entering the market" and that these changes suggest that WestJet has repositioned itself as a direct competitor to Air Canada, closer to the legacy carrier model than an LCC. A key component of the CJL opportunity is WestJet's corporate decision to leave the discount airfare market, and thus open the door for CJL to provide discounted airfare to Canadians who it is presumed are not using air transportation due to high airfares. In fact, in an October 2, 2015 Financial Post article, WestJet's CEO stated: "We aren't the same low-cost airline that we were in 1996. Our costs have gone up quite a bit and that happens when an airline matures."2
Figure 11 – MCDAs Operating Metrics

Source: Company reports, based on 2014 data sourced from publicly filed financial statements prior to the date hereof.
According to their respective annual reports, in 2015, WestJet (including its internal airline Encore) carried 20.3 million passengers and Air Canada (including its associated airlines) carried 35.8 million passengers. It is estimated that these two airlines and their partner airlines collectively held approximately 72% of the seats in the domestic airline market for the 12-month period ended July 2014.

2 Retrieved from: http://business.financialpost.com/news/transportation/the-quotable-gregg-saretsky-westjet-ceo-on-air-canada-competition-unionization-and-more

Figure 12 – Air Canada and WestJet Market Share of the Canadian Market

Canada
Air Canada
WestJet
Other
28%
44%
27%
Far North
7%
3%
90%
West Coast
23%
43%
34%
Prairies
19%
34%
47%
East
32%
51%
17%
Maritime
24%
59%
17%

Source: Innovata Schedules (via Diio) July 2014

This highly consolidated market is unique in the world and provides both Air Canada and WestJet with strong pricing power, particularly in markets where one airline is the only provider of air service.

Figure 13 – World Market Share Concentration

Source: Innovata Schedules (via Diio) July 2014

Figure 14 – Canadian Air Traveler Price Profile

Ticket Price
Air Canada
WestJet
WestJet Encore
Air Canada Rouge
jetlines
Flying Your Way
Passenger Base
High Fare Bundle
First Class and Business Travelers
Mid Fare Bundle
Select Route
Business and Leisure Market
Low Fare Unbundled
Leisure Travel

CJL's management believes that this market dominance is a key contributor to the fact that, on average, the price of domestic airline tickets in Canada is higher than the same stage length of air travel in other Western countries.

Further, CJL believes the bundled services provided by Air Canada and WestJet leave room for one or more ULCC airlines in Canada offering highly discounted tickets to stimulate price sensitive leisure and business consumers who might otherwise use alternative forms of transportation or not travel at all.
High Canadian Domestic Yields
Canadian air travel demand is seasonal. In the summer, MCDAs may reach passenger seat capacity on high yield Canadian "West-East" routes. In the winter, MCDAs need to move excess seat capacity on low yield "North-South" routes to Mexico and other sunspots. In addition, low yield international routes are flown by MCDAs. This results in a blending of yields on an annual basis, with the result that a MCDA's overall annual yield may be below $0.20 even though the actual Canadian routes flown may have much higher yields.
Figure 15 – High Domestic Carrier Yields

Source: Air Canada and WestJet websites based on the lowest published base fares of the Canadian airlines as advertised plus/minus 3 days from September 24th 2014.
The ticket yield examples noted above demonstrate values of approximately $0.533 (292 mile stage length), which is the cost to the passenger per one mile flown. In comparison, in 2013, in the United States, JetBlue achieved a yield of US$0.1387 (1,090 mile stage length) and Southwest achieved a yield of US$0.1602 (703 mile stage length). With a stage length adjustment these airlines, combined have a yield at approximately $0.36 for a 292 mile yield, which is more than 40% less than the current Canadian yields in the markets shown.  CJL believes the higher yields shown for bundled service in Canada provide an opportunity for a ULCC to stimulate additional demand in Canada with an unbundled, lower Base Airfare service targeted at price sensitive passengers not currently in the market.
A review of the RASM of Air Canada and WestJet relative to the Peer ULCCs supports a similar conclusion even with the higher amount of ancillary revenue that is included in Peer ULCCs' RASM.

Figure 16 – MCDAs versus Peer ULCCs RASM	Figure 17 – MCDAs versus Peer ULCCs Ancillary Revenue

Source: Company reports, based on 2014 data sourced from publicly filed financial statements prior to the date hereof.
Attempts to Enter the Market and Compete on Price Alone Have Not Been Successful
Over the past three decades, the barriers to entry for commercial aviation in Canada have gradually declined, transforming the industry and allowing new market entrants, including LCCs, to emerge and attempt to compete with legacy carriers on the basis of price. However, to management's knowledge no ULCC airline has started operations in Canada and outside of WestJet (which started operations as an LCC) new entrants have achieved very little sustained success.  More specifically, carriers such as Jetsgo Corporation, Harmony Airways, Zoom Airlines Inc., Greyhound Air, Canada 3000 Inc. and Roots Air have attempted to compete head-to-head with established legacy carriers and LCCs based on lower pricing and increased service but did not have a fully integrated ULCC infrastructure to support their operations.  As such, while these carriers enjoyed some initial success in attracting passengers, their business models ultimately failed against the better-capitalized, more established LCC and legacy carriers.
Further, as a result of the competitive pressure from these new entrants and a succession of challenging factors faced by all industry participants, including the events of September 11, 2001, the severe acute respiratory syndrome crisis, high fuel prices and a global economic recession, legacy carriers merged and restructured their operations through both court-supervised and voluntary processes and implemented substantial changes to their operations, including labour concessions, re-negotiation of significant contracts and a new focus on long-haul premium business routes ultimately making them more competitive against LCCs. In addition, there has been an increased emphasis on generating ancillary revenue through the introduction of baggage fees, in-flight food and beverage charges and fuel surcharges.
As a result of this re-structuring and consolidation, legacy carriers have been able to reduce costs, increase efficiency and improve passenger load factor, which has further strengthened their market position and in turn has supported continued elevated pricing levels in Canada.
Higher Cost Infrastructures of MCDAs Creates Opportunity
The MCDAs by the nature of their business model and target customer base have certain fixed costs and other expenses, corporate structures and commercial agreements that make it challenging for the MCDAs to enter a more price sensitive market on a sustainable basis. A review of the CASM of the Peer ULCCs and MCDAs supports this view and suggests there is opportunity for a properly structured ULCC to enter the market targeting the price sensitive customer and to co-exist with the MCDAs in the Canadian market.

Figure 18 – MCDAs versus Peer ULCC CASM

Source: Company reports, based on 2014 data sourced from publicly filed financial statements prior to the date hereof.

Many Canadians Appear Willing to Go to Great Lengths to Find a Lower Price
CJL's management believes that changing industry conditions in the United States, including the increasing popularity of ULCCs, have created a trend of Canadians driving to the United States to take advantage of lower airfares as evidenced in the table below.
Figure 19 – Major Canadian City Distance to US Border Airports

Sources: Canadian Airport Council 2012 report titled "One of our Airports is Missing! Tackling the Challenge of Cross Border Shopping, "Air Travel Edition"" and MapQuest.
A June 2012 report prepared by the Standing Senate Committee of Canada on Transportation and Communications supported the same conclusion and estimated that 4.8 million people crossed the border in 2011 for the purpose of commercial air travel, mainly due to lower airfares in the United States. Due to the current lower Canadian dollar it is estimated that today 25% less Canadian passengers are heading to the USA for lower airfare; however, the 2012 report demonstrates that Canadians have, and are willing, to drive great distances for lower airfares – highly motivated for lower airfare.

Figure 20 – Cross Border Airports

Source: 2012 Standing Senate Committee of Canada on Transportation and Communications.
Reacting to this trend, and seeking to lower their costs and decrease airfares, the MCDAs have, in some markets, increased their usage of turboprop aircraft on what were previously established mainline jet routes. This is particularly evident in Western Canada where Air Canada Jazz is flying Dash-8 and Q-400 aircraft and where WestJet Encore is entering the market with Q-400 aircraft.  In addition, the MCDAs have started to utilize some ULCC techniques on these routes, such as reduced seat pitch and charging for checked bags. However, CJL's management believes that unless the Canadian airfares approach that of the ULCCs operating in the United States at border airports, the leakage will continue.
CJL's management believes that a properly developed ULCC model will be able to close the airfare gap in Canada with those offered in United States border airports and that lower Base Airfares coupled with the savings in driving time could potentially divert some leaking passengers back to Canada.
Potential Growth in the Canadian Market through the Introduction of ULCC Carrier(s)
Based on all of the foregoing, including the price elasticity and market growth presented in the Potential ULCC Market Data and average global discount airline market penetration of 16% as suggested by Boeing in the Boeing Market Outlook Report, management of CJL believes there is potential for a ULCC in Canada to bring millions of new passengers to the Canadian airline industry and to establish a new market of approximately 10 million additional passenger trips annually by 2024.

Figure 21 – Canadian Air Traveler Potential Market Response to ULCCs

Sources:
Current Canadian Air Travel Market: Diio FMG database for the 12 months ended August 31, 2014
Leakage to US Market: 2012 Standing Senate Committee of Canada on Transportation and Communications
IATA: The IATA Economics Briefing No 9: AIR TRAVEL DEMAND, April 2008
Hong Kong: YVR (2008) report
Boeing: June 2013 Boeing Market Outlook Report

Assuming this growth occurs, and assuming a ratio of 160,000 annual passengers per Canadian domestic passenger jet aircraft (using a Boeing 737 with a load factor of approximately 78%), there could be demand for up to an additional 60 Boeing 737 equivalent-sized jet aircraft in the next ten years in Canada.
CJL's management believes, assuming continued Canadian GDP growth of 2% per annum, that the passenger capacity growth in Canada will have difficulty supporting a new Canadian airline seeking a percentage share of the market currently serviced by the MCDAs. A key element of CJL's business plan involves growth by stimulating new passenger demand in a price sensitive market segment that is not currently serviced by the MCDAs. This view is supported by the results experienced in other countries following the introduction of a ULCC in those markets.

The Canadian Market Represents an Attractive Environment for a ULCC Model

CJL believes that the above mentioned conditions create a favourable environment for a ULCC in Canada and that the success of Peer ULCCs has demonstrated the ability of airlines using the ULCC operating model to attract and stimulate passenger traffic and become successful in their respective markets.
Figure 22 – CJL 2016 Operating Target Ranges compared to MCDAs and Peer ULCCs

Average of MCDAs	Peer ULCC Average	Jetlines 2016 Target Range	Comments
Aircraft (Average)	243	143	6-40	
Average Flight Length (Miles)	1,197	856	650-750	Focus on shorter stage length routes
Available Seat Miles per Aircraft (MM)	206	215	Comparable to ULCCs	Targeting high aircraft utilization
Air Fares	In line or higher than major legacy airlines	30-40% lower than major legacy airlines	40% lower than legacy airlines	• Large base airfare discount to stimulate demand • Excludes any MCDA competitive response
Load Factor (%)	83%	86%	60-75%	Factors in ramp up and MCDA market response
Ancillary Revenue (%)	10%	29%	~15%	• Focus on ancillary revenue • At low end of range in early years
Revenue per Available Seat Mile (C$)	$0.17	$0.10	40% lower than legacy airlines	Target for profitable revenues below legacy airline's revenue per available seat mile
Cost per Available Seat Mile (C$)	$.15	$0.10	30-40% lower than legacy airlines	Low cost infrastructure to support lower revenue per available seat mile
EBIDA per Aircraft (C$ MM)	$4.7	$5.3		
EBITDA Margin (%)	14%	17%

Source: Company reports, MCDA and Peer ULCC data based on trailing 12 months data and CJL management.
In furtherance of its business plan, CJL has developed a detailed financial model, which incorporates market based costs and other inputs obtained by CJL's management from third parties and potential suppliers. In addition, the financial model also reflects the results of management's review of (i) existing Canadian airline market dynamics, (ii) start up, evolution and current operations of airlines offering comparable ULCC services, (iii) third-party industry studies and (iv) discussions with industry players, consultants and other experts. Based on the foregoing, management believes that the financial model allows CJL to (a) project market-based direct operating costs, fixed costs, revenue, and profits/loss before taxes, (b) test the CJL business plan in a number of different scenarios and market conditions and (c) establish market-based projected fiscal and operational measures and anticipated monthly, quarterly, and yearly outputs in the areas management has identified as important to run its business and apply the ULCC model in Canada. The use of third party data from professional aviation groups and other third party costs and inputs sourced by CJL is a critical component to the application and confidence level of the financial model.
Business Plan, Objectives and Milestones
CJL is aiming to achieve its first operational flight approximately six months after full financing is achieved. The table below sets out the business objectives and milestones of CJL, in order to achieve this target. The associated target dates are based on project funds being acquired according to CJL's business plan. Certain commitments and contracts associated with the business objectives are also dependent on meeting planned financing objectives.
CJL has split its business objectives and milestones into two phases. In the first phase, CJL will plan and execute a go-public event and raise funding to secure a commercial revenue-producing website, establish and promote the CJL brand, secure aircraft, and secure the key personnel and aircraft equipment to complete the Air Operator Certificate.

The second phase would see CJL conducting the major fund raising round net of $42,000,000 million in the fall of 2016..
Business Objectives	Target Dates
Phase One Milestones
Go Public Event	• August 2016
Plan & Execute Phase 1 Marketing Strategy	• September 2016
Launch website for merchandising and destination content	• September 2016
Execute Human Resource Plan	• September 2016
Execute Phase 1 of Reservation System procurement	• September 2016
Complete the Canadian Transportation Agency licensing process, including achieving a 705 Air Operator Certificate	• February 2017
Phase 1 Aircraft Launch activities including acquisition of initial two aircraft	• October 2016
Launch Phase 1 Air Crew and Cabin Crew recruiting and equipping	• December 2016
Execute operations systems acquisition project	• February 2017
Phase Two Milestones
Execute Phase 2 marketing strategy	• January 2017
Launch website for reservations	• January 2017
Start-up route network operations	• January 2017
Phase 2 Aircraft Launch activities	• January 2017
Execute Phase 2 of aircrew and cabin crew project activities - training for the initial aircraft	• January 2017
Obtain Canadian Transportation Agency domestic 705 licence.	• February 2017
Corporate Strategy
In launching an airline in Canada, CJL plans to use the ULCC model and implement the following aspects of the ULCC model in Canada:
1.	focus on safe, friendly and affordable air travel;
2.	offer Base Airfares approximately 40% below MCDA Base Airfares (without giving effect to MCDA competitive response) and attracting mainly new passengers who are considered "cost conscious customers";
3.	where possible, use non-major airports in Canada to attract new passengers;
4.	where possible, attract new passengers using point-to-point service and avoid the major hub airports;
5.	obtain additional revenue through the sale of ancillary products and services that are offered at price levels that are normally below that of the MCDAs;

6.	use jet aircraft in lieu of turboprop aircraft to attract new passengers;
7.	operate on un-served or under-served routes to attract new passengers; and
8.	recruit and maintain a dynamic team of consumer focused staff.
Reducing Operational Costs
To control costs and maintain a CASM of approximately 20% to 30% below the current CASM of the MCDA, CJL intends to deploy common ULCC methods such as:
1.	reducing seat pitch to allow for more passengers per aircraft;
2.	increasing the use of lower cost non-major airports;
3.	booking most flights through its own website;
4.	using a single class of service;
5.	initially using only one aircraft family;
6.	creating high aircraft utilization through quick turnaround times;
7.	maintaining an FTE employee staffing ratio that is lower than the MCDAs;
8.	focussing on ongoing financial discipline;
9.	conserving cash and aligning the workforce with profitability goals through attractive share compensation arrangements with all employees and management;
10.	encouraging an organizational culture of efficiency and high productivity; and
11.
offering unbundled service that does not include free carry-on bags and free in-flight consumables, to both recover usage cost and to encourage consumers to engage in behaviours that reduce costs (for example, less carry-on baggage in-cabin allows for quicker station turns and greater aircraft utilization, and controlling the distribution of free in-flight consumables grants control over level of amenity usage).

The ultra-low cost infrastructure resulting from these methods is expected to potentially result in CJL having a break-even load factor of approximately 65% to 75%.
Jet Fuel Cost Variance
A review of the most recent publicly available financial statements of the Peer ULCCs and the Major Legacy Carriers, the average cost of jet fuel consumption is approximately 30% of total airline operating costs.  The price of jet fuel normally has an effect on Canadian airline operations in these three areas:
1.
CASM – Aircraft fuel prices will impact CASM. From December 2013 to December 2014, the price of Jet 'A' fuel decreased by 39%. WestJet's 2015 1st Quarter Report identified a fuel cost decreased of 27.8% from the 2014 year end, or from $0.90 CND a litre to $0.65 CND a litre. As result, in CJL's 2015 eight year, 40 aircraft model, an initial $0.70 CND per liter fuel amount has been used to compare CJL CASM against others. This price gradually rises to $0.75 over the eight-year period to be in line with fuel cost projections found in MCDA published forecasts. It also takes into account out-port fuel costs at one-off destinations that could result in higher fuel costs than volume purchase locations. CJL's sensitivity to fuel pricing is approximately $0.004 CASM per every $0.05 CND per litre movement. Using the financial model, the CJL team conducted sensitivity testing on $0.80 and $0.90 per litre fuel while retaining all other factors of the model in 2015 terms. The outcomes were consistent with the change in CASM of $0.004 indicated above.

2.
Canadian Dollar - Aircraft fuel prices historically have paralleled the price of oil.  When aircraft fuel prices decrease, it tends to be as a result of a reduction in the price of oil. The value of the Canadian dollar also tends to decrease against the US dollar when there is a reduction in the price of oil. Since airlines in Canada pay some of their costs in US dollars, a lower Canadian dollar will proportionally increase their CASM.  Operating costs affected by a lower Canadian dollar include aircraft lease payments, aircraft reserve payments, aircraft parts, some fuel purchases, as well as passenger and ground handling in the USA. The degree of the US dollar exposure depends on the amount of flights to the United States, as well as aircraft lease payment structure and maintenance requirements. CJL management believes a 10% variance in the Canadian dollar to USD should result in a 2-4% variance in the anticipated CASM of the proposed CJL sixteen aircraft fleet with associated USA commitments. For the eight-year forecasting period, fixed in 2015 dollars, CJL has used a 1.20 factor to the USD. CJL understands that the current exchange rate is higher, but has used a blended rate over the next eight years.

3.
Passenger Markets - As stated above, aircraft fuel costs are correlated to oil prices and the value of the Canadian dollar.  In the Canadian economy, lower oil prices and a reduced Canadian dollar are generally expected to disadvantage oil producing markets of Canada, such as Northern Alberta and favour consumer and manufacturing markets of Canada, such as Ontario and Quebec.  As provided in the proposed CJL route` map, CJL has diversified its markets across Canada to avoid over-exposure to any particular Canadian market.  In addition, a lower Canadian dollar generally reduces the price difference between an American ULCC operating in the USA along the Canadian border and the intended pricing of CJL. CJL believes that this may persuade some price sensitive consumers to remain in Canada for their flights.

In general, CJL believes that lower aircraft fuel prices have been, and will continue to be, a net financial benefit to the MCDAs and CJL for Canadian domestic, trans-border, Mexican, and Caribbean operations due to their overall effect in reducing CASM.
CJL ULCC Ancillary Revenue
Revenues generated by the sale of ancillary products and services are an integral part of the ULCC model. For example, the publicly available financial statements of the Peer ULCCs support the view that passengers are willing to pay for ancillary products and services in addition to the Base Airfare if that Base Airfare is sufficiently low. ULCCs generally earn a higher percentage of revenue from ancillary products and services compared to LCC and legacy carriers. For example, in its 2014 publicly filed financial statements Spirit derived 40.4% of its revenue from ancillary products and services. In Canada, WestJet and Air Canada have publicly available financial statements in which they are now more aggressively seeking ancillary revenue.

In WestJet's 2015 Annual Report for the year ended December 31, 2015, ancillary revenue was $336.3 million, an increase of 55.1 per cent from $216.8 million in the same period of the prior year. "This increase is mainly attributable to the introduction of the first bag fee in October 2014. Other areas contributing to the increase include higher guest bookings, an increase in Plus seating upgrade sales as well as higher fees associated with the enhanced Plus product launched in mid -September 2015 and the continued penetration of our WestJet RBC® MasterCard ± program. On a per guest basis, ancillary fees for the year increased by 50.4 per cent to $16.62 per guest, from $11.05 per guest for 2014". However, neither WestJet nor Air Canada's airline models maximize potential ancillary revenue.
CJL believes that passengers generally resist add-on fees unless their original airfare is 25% to 40% below the industry average airfare. To create ancillary revenue CJL's intention is to not bundle any extra products or services into the Base Airfare, and instead will employ an "a la carte" service and payment model. CJL believes ancillary revenues averaging 15% to 25% of total revenues is ultimately achievable in the long term with a ULCC in Canada, however it anticipates ancillary revenues being in the low end of the range in the short term.
CJL has identified numerous blanket ancillary revenue sources that can be merchandised and sold during the travel experience for an additional fee. These products and services can be categorized into one of three categories:
Flexibility	Certainty	Physical
Form of payment alternatives	Seat selection	In-flight meals, snacks and beverages
Flight changes	Carry-on baggage	Fees for non-standard seating (i.e. exit row seats)
Call center services	Checked baggage	Pre-ordered quality meals
Name changes	Priority boarding and baggage	On-board Wi-Fi
Paid for discount program	Green emission credits	Destination activity and services
Travel and trip flexibility insurance	Unaccompanied minor service	Hotel, car, tour and cruise packages
Trip convenience services	Baggage delivery	Co-branded credit card

Making the above products and services available at competitive pricing levels and on an "a la carte" basis, along with an everyday low Base Airfare policy will allow customers to tailor experiences to specific needs and budgets. Products and services are to be sold "in path" during the booking and ticketing process online, though mobile devices, kiosks, call centers and other authorized distribution partners.
Further, advertising placement opportunities exist to allow appropriate partners to promote products and services to CJL's customers during the travel experience. This includes in-flight magazine advertising, onboard advertisement placement and product placement promotions. CJL's management is currently planning to incentivize CJL's cabin crew to promote and sell these products and services during the flight.
Pricing
Like most businesses, pricing will be a critical component of CJL's potential success. CJL's goal is to support Base Airfares that are approximately on average 30% to 40% lower than MCDAs' Base Airfares (without taking into account any MCDA competitive response). Management anticipates achieving this through a combination of CJL's lower cost model and an unbundled fee structure. Inventory availability pricing, also known as revenue management, will be utilized by CJL.. Consistent with other ULCCs, Base Airfares will include the seat costs only. Ancillary products and services are purchased on an as required or desired à la carte basis.
CJL Proposed Aircraft Fleet
Critical to CJL's business model is a supply of modern and cost effective aircraft that can service the various sectors required to fly the CJL airline route network. To achieve this objective, CJL has selected what it considers to be the best overall single-aisle aircraft to operate on all of its routes as a ULCC airline in Canada. This approach differs from traditional airlines which purchase a variety of aircraft, often from different manufacturers to achieve their operational flight sectors, resulting in increased training, operating and spare part costs. To reduce CASM, CJL conducted research to determine the best aircraft to fly on its anticipated initial and expanded route pairings identified in the single-aisle seat market. The following criteria were applied:
Cost Efficiency:
•	competitive fuel burn to main competitors with jet aircraft;
•	contribute to a better CASM than main competitors on domestic, trans-border and Mexican routes;
•	availability of experienced pilots on aircraft type;
•	availability of aircraft training program at competitive costs;
•	availability of aircraft on the leasing market;
•	competitive leasing costs;
•	competitive maintenance rates; and
•	ability to be operated profitably on Western Canada routes, major Canadian city pairings, and the trans-border, Mexican and Caribbean routes.
Operational Factors:
•	able to take-off and land from selected airports;
•	able to fly non-stop from Vancouver to selected southern United States, Mexican and Caribbean airports; and

•	considered a modern fuel efficient, low maintenance jet.
Comfort:
•	equal or better cabin size than main competitors;
•	equal or better seat width than main competitors;
•	large cabin bin volume (for carry-on baggage);
•	ability to climb at a higher rate than turboprop aircraft (to quickly climb out of poor weather);
•	service ceiling is at a higher operating altitude than turboprop aircraft (to avoid low level turbulence); and
•	ability to fly faster than a turboprop aircraft.
CJL compared various manufacturers' aircraft data based on the above-mentioned criteria and has decided for its initial aircraft that it will lease and operate Boeing 737 aircraft. Initially CJL will use the Boeing 737-700 before the Boeing 737 MAX aircraft or Bombardier C-Series aircraft begin to arrive. However, should Boeing 737- 700 aircraft be difficult to initially source, CJL has a contingency plan to commence operations with older Boeing 737-300 aircraft. Although these aircraft have a higher fuel burn and higher maintenance costs than the Boeing 737 700 & 800, it is CJL's view that lower operational lease rates of the Boeing 737-300 generally off-set these costs and create an equal CASM with current fuel prices. It is CJL's view that the aircraft to be leased for the launch of the airline in 2016 will be a factor of: (1) availability of aircraft in the required time frame; (2) cost of leasing or lease to own; (3) deposit money can be applied against purchase of aircraft if a capital lease is preferable; (4) a greater willingness for lessors to provide CJL, as a start-up airline, aircraft without onerous aircraft deposit and security conditions; (5) lessened impact of a licencing delay or other start-up delays on the cost of leased aircraft not flying; and (6) sister ship availability.
Initially to start operations in Canada the Boeing 737-700 in a 149-seat configuration is beneficial to CJL's for three reasons:
1.
the interior British Columbia routes cross mountain ranges, ocean straits and fiords and have short distances with very high yields, but medium load factors that do not need a 189 seat aircraft such as the Boeing 737-800;

2.
some Canadian airports increase their landing and terminal fees significantly for aircraft with 150 seats or more; these smaller aircraft avoid these operational costs in a market that will seldom achieve load factors that necessitate a Boeing 737-800; and

3.	the Boeing 737-700 has the range to fly non-stop from Vancouver to the East Coast of the United States and Eastern Mexico.
The higher seating capacity Boeing 737-800 is expected to be used for routes between major city pairings and placed on routes to Southern "sun" destinations where a low CASM is required due to reduced yields, but with high passenger demand.
Management believes that CJL's fleet plan is appropriate for the three phases of operations, those being: (1) start-up with low lease rate aircraft to build up passenger load factors and aircraft utilization during a period of relatively low fuel prices; (2) medium term – as CJL builds its route structure it will need to move a portion of its summer West-to-East aircraft capacity to North-to-South "sun" destinations in the United States, Mexico and the Caribbean in the winter. Therefore, if, as and when CJL obtains its United States, Mexican and Caribbean scheduled landing rights, CJL will need Boeing 737-800 aircraft that can fly these longer routes; and (3) in the longer-term as Air Canada and WestJet migrate into the more fuel efficient Boeing 737 MAX aircraft, CJL will follow suit or acquire the Bombardier C-Series aircraft.
CJL Proposed Seat Density
The planned aircraft configuration is a 30" seat pitch. With a 30" seat pitch the total seating is 148 for the Boeing 737-300, for the Boeing 737-700 the total seating is 149 and for the Boeing 737-800 the total seating is 189. The Boeing 737 MAX 8 is also 189 seats with a 30" pitch. CJL considered a 28" seat pitch as is used in some ULCC airlines in the United States and Europe as this pitch does lower the CASM; however, given the longer sector lengths flown in Canada there was a concern for "passenger burn".
Passenger burn occurs when passengers use a ULCC service once and do not return as a repeat customer. In the larger population centres of the United States and Europe passenger burn may be acceptable, but CJL believes that in the lower population based routes in Canada, repeat passengers are crucial to obtaining profitable passenger load factors. Therefore, CJL selected the 30" pitch seating system. In seating tests conducted by CJL with the new slim line and pre-reclined seats, a 6'3" passenger will still have space between his/her knees and the seat ahead of him/her (about 2"). With the 28" pitch seating, this same passenger would have his/her knees touching the seat in front of him/her, which CJL deems unacceptable in the Canadian market given the longer sector lengths.
Aircraft Leasing
CJL expects to lease aircraft on terms that require CJL to obtain its own insurance coverage and to provide its own crew, ground staff, supporting equipment and maintenance. CJL will put these aircraft on CJL's own Air Operator Certificate and Transport Canada aircraft registration. For Boeing 737-700 aircraft CJL has reasonable leasing quotes for $200,000 per month, and for the Boeing 737-800 aircraft, CJL has calculated a monthly lease cost of up to $240,000. CJL is currently evaluating proposals from various leasing companies.

Fleet Plan
CJL plans to enter into leases for its initial Boeing 737-700 aircraft to begin revenue flights approximately six months after full financing is achieved.. Within the first 36 months of operations CJL plans to lease and introduce sixteen Boeing 737 aircraft. CJL expects to introduce newer more fuel efficient aircraft during its eight year build-out plan.
To secure long-term access to more fuel-efficient aircraft, CJL has entered into the Boeing Agreement. The following is a summary of the key terms of the Boeing Agreement:
•
CJL will purchase five Boeing 737-7 aircraft, beginning with expected monthly deliveries in January 2023, for an aggregate estimated base price of US$434 million (2014 US$, subject to escalation), subject to certain terms and conditions.  The cost for the airframe and engines is based on the 2014 price with an escalation factor to determine final price at delivery. Variable costs include the cost of optional equipment furnished by Boeing and the cost of optional equipment furnished by CJL. The variable cost items, while estimated, remain subject to final determination. CJL estimates that assuming scheduled delivery in 2023, and taking into account presently known facts and assumptions, the escalated basic list price for the five aircraft would be approximately US$529 million.

•	CJL is required in connection with the five firm orders to make initial payments equivalent to 1% of the total contract based on a payment schedule.
•	In addition to the Initial Payments, CJL is required to make the following payments on account of the basic list price of the five firm orders:
Month Prior to Scheduled Delivery Month	% of the Total Basic List Price of the Five Firm Orders
24	4%
21, 18, 12, 9, 6	5% each
On Delivery	70%
Total	100% (including Initial Payments)
•	CJL may elect to defer the above payments in accordance with the following schedule (which payments together with the Initial Payments are collectively referred to as the "Deferred Advance Payments"):

Month Prior to Scheduled Delivery Month	% of the Total Basic List Price of the Five Firm Orders
24	4%
21, 18, 12	5% each
On Delivery	80%
Total	100% (including Initial Payments)
CJL is required to pay interest on the Deferred Advance Payments from the day on which each advance payment would have been due in accordance with Boeing's regular payment schedule until the date of actual delivery of the applicable aircraft.
•	CJL will have the right to purchase up to 16 additional Boeing 737-7MAX aircraft.
•
CJL will have the right to substitute any Boeing 737-7MAX ordered with a Boeing 737-8MAX with a scheduled month of delivery 24 months after delivery of the first Boeing 737-8MAX aircraft to a Boeing customer.

•	Boeing has agreed to provide a service life policy and product assurance in respect of certain components of the aircraft.
•	Boeing has agreed to provide promotional support to CJL in respect of the entry of the Boeing 737-7MAX into CJL's operations.
The Boeing Agreement is meant to ensure that CJL has the same or comparable fuel-efficient aircraft as WestJet and Air Canada in the long-term. Management believes that the terms of the Boeing Agreement provide CJL sufficient time to analyze various aircraft financing options available to meet the majority of the advance payments that planned to commence  in January 2021 and eventual aircraft delivery payments that start in January 2023.
Aircraft Maintenance
To ensure proper line maintenance, including up to "B" checks, CJL has executed a non-binding letter of intent with a Transport Canada Approved Maintenance Organization ("AMO") at YVR called Skytec Plane Care Inc. ("Skytec"). This AMO was established in 1992 and is certified to handle Boeing 737 aircraft and will conduct CJL's Boeing 737 regular maintenance. Heavy maintenance such as "C" and "D" checks is expected to be sourced out to AMO approved service providers using funds from the accrued maintenance reserves. CJL has calculated an hourly regular maintenance reserve for all maintenance, heavy checks, increased inspections and age-related maintenance items associated with the Boeing 737-700 & 800 fleet. These reserves are taken into account in the overall CASM targeted by management.
Potential Routes and Major Bases
CJL intends to have corporate and operational bases at the Vancouver International Airport ("YVR") and the Hamilton International Airport, and an aircraft overnight base with pilots and flight attendance at the Winnipeg International Airport. The Vancouver Airport is Canada's second busiest airport, and welcomed 19.4 million passengers in 2014 while facilitating more than 300,000 aircraft take-offs and landings. The airport has won several notable international best airport awards; it won the Skytrax Best North American Airport award in 2007 and in each year from 2010 to 2014.
The Vancouver Airport Authority research shows that the Vancouver airport has a market catchment area of 2.5 million people. It's also believed that the loss of passengers to the Bellingham and Seattle airports is estimated to be over 900,000 passengers per year as they are able to (1) obtain lower ticket prices south of the border and (2) travel to a choice of destinations not currently available from Vancouver, or are only available through a hub connection in Calgary. It is expected that CJL will capture back some of this traffic as Vancouver passengers would prefer to fly with the least amount of ground travel.
Hamilton International Airport is an international airport situated 40 miles (65 km) from downtown Toronto and 7 miles southwest of Hamilton. The Airport is located within the most densely populated area in Canada and has a passenger catchment area of 4.2 million people. For those living in the western Greater Toronto Area and the

Niagara peninsula, the Airport's location reduces the ground travel time and delays associated with traffic congestion. The airport is designed for use by large airplanes on overseas flights, and is classified as an airport of entry by Nav Canada being staffed by the Canada Border Services Agency. Before WestJet moved their operations to the Toronto Pearson Airport, WestJet used the Hamilton Airport as their hub in Southern Ontario and moved approximately one million passengers annually through Hamilton.
Winnipeg International Airport is the seventh busiest airport in Canada by passenger traffic, serving 3.7 million passengers in 2014. Winnipeg's relatively isolated geographical location in relation to other major population centres makes the Winnipeg International Airport the primary international airport for a very large area. As such, it is used as a gateway to the entire Province of Manitoba and large parts of neighbouring Provinces and Territories. In addition, the Winnipeg International Airport is in the geographic centre of North America making it one of the best crew change and aircraft overnight locations in Canada.
CJL retained a route scheduling firm to construct a detailed ULCC route network. This firm identified over 170 ULCC routes for CJL to fly in the next ten years. As a result, CJL constructed its 96 months, 40 aircraft operational planning model using routes identified by the route scheduling firm. Many of the airports CJL plans to use are secondary airports built during the WWII British Commonwealth Air Training Plan, or secondary airports in the United States. CJL route system has many routes significantly different from that of the existing MCDAs. Even though this comprehensive, in-depth research into initial route pairings in Canada has been completed, initial routes will only be confirmed shortly prior to commencement of operations based on market conditions and as a competitive response precaution.
CJL's planned 40 aircraft route structure over eight years has 19 aircraft based in Southern Ontario and Quebec, 18 aircraft based in Western Canada, and three aircraft based in Winnipeg.
Figure 23 – Example of CJL Potential Destinations (first 16 aircraft)

Anchorage
Prince George
Ft.St.John
Ft.McMurray
Edmonton
VANCOUVER
Victoria
Abbotsford
Saskatoon
Regina
WINNIPEG
St.John's
Quebec City
Moncton
Ottawa
Montreal
Thunder Bay
Halifax
SW Ontario
Boston
New York
Baltimore
Washington
Reno
Oakland
Las Vegas
LA Basin
San Diego
Phoenix
Orlando
Ft.Lauderdale
St.Petersburg
Ft.Myers
Nassau
Cabo San Lucas
Puerto Vallarta
Cancun
Montego Bay
Southwest Ontario
• Hamilton
• Kitchener/Waterloo
• London
Year 3 of 8 yr Plan
16 Aircraft
10.5 hours utilization

Strategy to Address MCDA Competitive Response
CJL's business plan takes into account a competitive response from the MCDAs, existing Canadian airlines that may attempt to position themselves as a ULCC airline, and the possible entry of other ULCC start-up airlines. CJL has considered these responses in its business plan:
1.
Cost to Compete: CJL's management believes there will be a material, negative financial impact to other Canadian airlines that intentionally target CJL's route structure by placing additional seat capacity on CJL's routes and match CJL's ticket prices on these routes. More specifically, for existing airlines to compete with CJL, they need to remove a jet aircraft from a profitable route to fly on routes that generate RASM which is below their CASM. To the extent this repurposed jet aircraft was formally utilized to feed the overall "hub and spoke" network system of the competing airline, additional costs and inefficiencies would likely be incurred. CJL's management recognizes that the MCDA's are likely to compete with capacity and pricing on CJL's routes and has therefore developed a business plan, subject to capital availability, encompassing rapid growth to approximately sixteen aircraft in 36 months. The more aircraft CJL has in the air, the greater the financial impact to any potential competitor looking to compete on CJL's routes.

2.
Protections Against Predatory Pricing in Canada: Under Canadian law, if CJL is successful in establishing the lowest cost infrastructure it should be able to set the lowest airfare on its routes. More specifically, the MCDA's will be restricted from pricing below CJL's airfares if they have a higher CASM. This issue was tested on March 5, 2001, when the Canadian Commissioner of Competition (the "Commissioner") filed a notice of application under Section 79 of the Competition Act and the Regulations Respecting Anti-Competitive Acts of Persons Operating a Domestic Service (the "Airline Regulations") alleging abuse of dominant position by Air Canada. According to the application, during the period of April 1, 2000 - March 5, 2001, Air Canada responded to the entry of WestJet and CanJet Airlines on seven city-pair routes in eastern Canada by increasing its capacity and/or decreasing its fares, in a manner that did not cover the avoidable cost of operating the flights on these routes, in violation of paragraphs 1(a) and 1(b) of the Airline Regulations. The Commissioner's application sought a remedial order prohibiting Air Canada from operating or increasing capacity at fares that do not cover the avoidable cost of providing service on the seven routes and from engaging in a policy of matching fares offered by competitors on these routes without regard to the effect of this policy on Air Canada's profitability and with the foreseeable effect of rendering competitors unprofitable. In conclusion, it was left to the Commissioner's discretion. In its phase one ruling the Commissioner determined that Air Canada was required to cancel any flights that would fail to cover its fully allocated operating cost for a period of one month regardless of reason or season. CJL's management expects that its Base Airfares will set the floor for pricing on its routes and that it will therefore be able to profitably operate on these routes while its competitors, which are anticipated to have a higher CASM, will be forced to operate these routes at a loss.

3.
Point-to-Point Flying: In a 2004 paper written by Mr. Olivier Renard of the Network Economics Consulting Group Pty Ltd tilted, Modelling Airline Competition, the Hub & Spoke airlines system was found to add additional landing (and handling) fees to the passenger ticket price and in many cases added addition miles flown that related into an increase operational costs. To prevent these higher costs, CJL intends to fly routes non-stop with no stops in a "hub" city (a stop is known as a direct flight) or with a change of aircraft (connecting flight). The Fraser Valley Study determined that non-stop service was key decision making item over direct (interim stop) or a connecting flight when selecting an airline at the same price point. CJL's management believes that CJL's point-to-point service (non-stop) will attract passengers over any interim stop or connecting service offered by its competitors offered at the same price.

4.
Value Ancillary Offerings: CJL is focused on providing value added services to passengers and this is a key factor in selecting an airline when airfares are the same. CJL intends to fly with one additional flight attendant, to provide in-flight services, compared to the MCDAs. In addition, CJL intends to price its ancillary products and services at prices that are lower than its competition (e.g. baggage fees) or otherwise available (e.g. parking and lounge access). As a result, CJL's management believes it has designed a "passenger centric" in-flight service which is more personalised, individualised and caring.  Further, CJL's management anticipates that this more personalised service will attract passengers to CJL over the MCDAs on its routes given the same Base Airfares.

5.
Avoid Head-to-Head MCDA Jet Service: CJL management believes that CJL will be well positioned to attract passengers given its personalised service, point-to-point flights and every day low Base Airfares.  However, CJL's initial business plan avoids offering flights on high yield routes that are currently dominated by the MCDA's, such as Vancouver-Toronto, where the established carriers have the motivation and ability to engage in long-term competitive pricing. CJL management has identified over 170 potential routes, that they believe will be profitable and also avoid direct competition with the MCDA's.

6.
Offer Jet Service on Low Margin MCDA Routes: CJL believes that MCDAs attempting to deploy ULCC low airfares and unbundled products and services are challenged by their corporate structures, commercial agreements with other legacy carriers, and, in the case of Air Canada, their service requirements to be in the Star Alliance Network. The MCDAs have spun-off separate airlines to use certain aspects of the ULCC business model. However, for one of the MCDAs the technique has generally been to use turboprop aircraft in many markets where Sabre Planet, a modelling program, provides that passengers would prefer a jet service. For the other MCDA, a reduction of in-flight jet service (e.g. smaller seat pitch) has been used without the resulting reduction in passenger base airfare. In response to these changes by the MCDAs, CJL intends to compete on routes where the MCDAs are expected to use turboprops and CJL will aim to avoid flying on routes where a MCDA provides jet service. CJL's route modelling demonstrates sufficient new potential routes to avoid head-to-head flying against the MCDAs' jet fleets.

7.
Conservative Passenger Load Forecasting: CJL anticipates a competitive response from the MCDAs and has therefore estimated its passenger load factors by taking into account a potential competitive response. Although the MCDAs have attained and maintained quarterly load factors above 80% in the last 15 quarters, and in recent quarters as high as approximately 89%, CJL determined that it would not be realistic for a new airline entry in Canada to rely on projections using load factors above 80% but rather believes a load factor of 50% is reasonable for start-up and increasing up to an average of 73% for the first eight years following start-up;

8.
Conservative Ancillary Revenue Forecasting: Although recently filed financial disclosure documents indicate that the major ULCC airlines in the United States have been able to achieve up to 40% of total revenue generated from ancillary sources, CJL considers Canada a different consumer market than the United States. Management believes that one key difference is that airlines based in Canada pass a portion of NAV Canada fees on to customers, a practise not applicable in the United States as no such fee is charged to the airlines. CJL believes that, in the Canadian market place, due to the addition of NAV Canada fees to the base ticket price, ULCCs in Canada should anticipate potential maximum ancillary revenue of approximately $20.00 per passenger.

9.
Ability to Profitably Operate at Low Airfares: As a competitive response, CJL expects the MCDAs to match CJL's lower ticket prices, both on routes currently served by the MCDAs (by materially lowering base airfares), or by placing aircraft on currently un-served or under-served routes in CJL's proposed network. In either case, CJL expects to be able to remain profitable at these prices and expects that the MCDAs may only be willing to operate these routes at a loss for a limited period of time. This strategy is based on the assumption that CJL will have a CASM lower than its competitors.

10.
Expand Out of Vulnerability: CJL believes that it can operate profitably at MCDA breakeven or lowest base airfare prices and that long-term profitability may be at issue for the MCDAs if they follow CJL's routes at a loss for an extended period of time. In addition, it is CJL's belief that for the MCDA to follow CJL's routes, aircraft would have been pulled from a presumably profitable route to join CJL on a route that may not be profitable for them. In following CJL on point-to-point routes, the MCDA could also negatively affect its hub and spoke network system. CJL expects that the MCDAs can provide a competitive response until CJL has a material number of aircraft in operation based on the number of daily flights that would make it difficult for the MCDAs to fly potentially unprofitable routes. After that point, CJL expects the MCDA will cease or substantially reduce any direct competitive response or route shadowing, which was the case with Air Canada's response to WestJet during their start-up period. CJL business plan is, subject to receiving all required rights on exemptions in order to fly to the United States, Mexico and the Caribbean, to expand to 16 aircraft in 36 months. As CJL expands it intends to fly on un-served or under-served routes that have minimal or no direct competition from MCDA jet aircraft. CJL business plan does not require it to compete with MCDAs on routes well served by jets.

11.
Commit to Routes over the Long Term: Like other ULCCs, CJL's goal is to operate profitably at MCDA breakeven or loss Base Airfare prices. CJL believes that MCDAs will be unwilling to risk their own long-term profitability for modest potential gains that might be achieved by discouraging CJL from flying certain routes. CJL's strategy will be to initiate service to destinations that it can commit to over a long term, reducing competitor motivation to engage in price wars.

12.
Second ULCC in Canada: CJL believes that more than one ULCC start-up can successfully enter the Canada airline marketplace. CJL's management has concluded that any other ULCCs choosing to operate in Canada will likely be of similar size and capitalization, operating in geographically distinct areas and commencing with a fleet of between two to four aircraft. CJL does not expect itself or other potential ULCC start-up airlines to be able to expand fast enough to dominate all potential ULCC routes in Canada. Also, a second ULCC may limit the ability of the MCDAs to undertake competitive responses when faced with two different ULCC airlines in Canada, which could create a safer entrance for both ULCC airlines.

13.
Discount Airline History: In 1996, with a $30 million investment WestJet started airline operations with three aircraft offering discounted tickets in Canada. Despite a strong competitive response by Air Canada and Canadian Airlines, WestJet was able to expand quickly to 35 aircraft by 2002 with a market capitalization of over $1B. Similarly, Air Asia was purchased in 2001 by Tony Fernandes for US$0.25. It had two aircraft and was $12 million in debt. Using the ULCC model Air Asia grew to 35 aircraft by 2007 with a net profit that year of US$168 million.  CJL's management believes that the ULCC airline model, given its compelling service offering and proven ability to stimulate additional demand, provides compelling business opportunity in Canada despite potential competitive responses.

14.
Applying  Lessons Learned: An analysis of failed Canadian airlines shows that they attempted to start-up and operate in the same markets as the MCDA's. CJL believes that Canada's small population and vast geography made it difficult for them to succeed. This was particularly apparent when considering head-to-head competition with two MCDAs on major, high density routes where these competitors could react by undercutting fares and increasing schedule frequencies. This outcome was evident with recent market attempts, namely,

(a)
Harmony Airways, which ceased operations in 2007, attempted to provide high-end service to New York, Hawaii, Las Vegas and vacation destinations. Management believes that their costs were too high to compete in this market in part due to aircraft selection. Additionally, they attempted to attract passengers on service not price. As a result, their CASM was, in CJL's view, too high to operate in a low yield environment.

(b)
Jetsgo, which ceased operations in 2005, flew in traditional Air Canada routes from major airports (Toronto, Ottawa, Montreal, New York, etc.) with low fares but little ability to generate additional ancillary revenues. Aircraft selection prevented flights at higher, more fuel efficient altitudes leading to high fuel burns and higher fuel costs. Their CASM did not, in CJL's view, support their reduced ticket pricing.

(c)
Rootsair, which ceased operation in 2001, attempted to compete head-to-head on domestic transcontinental routes (Toronto, Vancouver and Calgary) using aircraft which were supplied and operated by third party (wet lease) providers increasing the actual CASM. As a result, their CASM, in CJL's view, was too high to operate in a low yield environment.

(d)
Greyhound Air, which ceased operation in 1997, was launched by Greyhound Bus Lines in July 1996 using a fleet of Boeing 727's leased from the Kelowna Flightcraft Air Charter company. Aircraft were supplied and operated by third party (wet lease) providers increasing the actual CASM. Their CASM was, in CJL's view, too high to operate in a low yield environment.

(e)
Canada 3000, which ceased operation in November 2001, started in 1988 and grew into a major charter and scheduled airlines servicing 90 destinations worldwide. It purchased two other airlines and could not lower its costs, including labour, fast enough after the September 11, 2001 terrorist attacks that reduced passenger demand by nearly 50%. Its cargo operations were sold off and are operated currently by CargoJet.

(f)	Zoom Airlines ceased operations in 2008 after starting international charter flights in 2002. High fuel costs in 2008 created cash flow issues.

In short, CJL believes that airline failures in Canada can be divided into the following categories:
•	Poor choice of aircraft;
•	Engaging low yield, head-to head competition without a CASM advantage;
•	Cash flow issues in lean times;
•	Cash flow issues in times of increasing fuel costs (no plan for fuel efficient aircraft);
•	Attempting to attract passengers with service, not price; and
•	Setting up a tour company and using a third party aircraft provider.
Passenger Segmentation
Subject to, among other things, completion of the Offering, the Transaction and the airline licencing process, CJL expects to commence operations six months after it achieves its full financing. Through a defined cost reduction model, CJL expects to offer a Base Airfare that is expected to be 30% to 40% below MCDA Base Airfares (without taking into account any MCDA competitive response). This reduced Base Airfare is expected to attract passengers who would not otherwise utilize commercial air transportation. Based on discount airline examples and studies from other regions CJL expects that approximately 50% of its passengers will be new passengers attracted to lower airfares.
CJL also expects to attract new passengers by offering flights from currently un-served or under-served Canadian airports and/or routes and by attracting back to Canada passengers who are now using United States border airports for ULCC service. CJL's estimates do not allow for CJL to meet or beat American ULCC ticket prices; however, CJL plans to close the gap in pricing to the point where Canadian passengers would not find a significant cost advantage to justify the costs and time of the drive to the United States for lower airfares on same or similar routes as CJL. CJL does not presently believe that the Canadian government will allow American ULCC airlines to fly point-to-point in Canada in the foreseeable future.
Figure 24 – CJL Expected Customer Sources

As a result of these factors, CJL anticipates that up to approximately 80% of its passengers will be persons not currently flying with the MCDAs. The remaining portion, approximately 20%, of CJL's anticipated passengers, are expected to be passengers currently served by the MCDAs who are seeking lower airfares, purchasing tickets based on preferred aircraft or are seeking a tailored travel experience. In anticipating that up to approximately 80% of its passengers will be persons not currently flying with the MCDAs, CJL has assumed that: passenger demand for lower Base Airfares will be as estimated by management and that as a result passengers that would otherwise not use commercial air transportation will elect to do so; passenger demand will be as anticipated on the routes that CJL selects to fly using un-served or under-served Canadian airports; Canadian passengers currently using American ULCC airlines will prefer to avoid the cost and time of the drive to the United States and will instead prefer to use CJL service on similar routes; and the MCDAs' competitive response will be as anticipated.

Marketing
CJL's marketing plan has extensive focus on the customer. Demographically, the target consumer market is comprised of those members of the broader adult population who are willing and physically able to travel by air.

CJL believes that its core customer base is cost conscious, appreciates value and has strong opinions about excessive costs with an overall interest in not overspending for most goods and services. CJL believes that this does not exclude people of middle or even higher wealth. Instead, the common element among the majority of CJL's prospects and customers is the desire to save. Both primary and secondary research is ongoing to better understand the purchasing drivers and behaviours of these types of consumers.
The CJL marketing plan identifies top customer prospect types and other key audiences as priority. To further understand these key consumers and influencers, detailed analyses are under development for each customer type, inclusive of their information gathering and purchasing consumption habits. This exercise ensures that CJL's marketing-communication and purchasing channels are meeting the target's needs.
CJL believes that its marketing plan also covers the cornerstones of the traditional marketing mix: product, price, place and promotion. The "product" offering is rooted in the ULCC concept. The "price" offering is based on providing Base Airfares that are 30% to 40% lower than the MCDAs' Base Airfares (without taking into account any competitive response by the MCDAs). Yield and revenue management are additional pricing considerations that influence the marketing plan. The "place" offering addresses the sales and distribution with a heavy reliance on technology facilitating consumer purchases with a suitable and scalable reservation system powering the back-end. Additional points-of-sale are also addressed including a call centre and airport ticket counter. Finally, the "promotion" offering is a key section of the CJL marketing plan. Acknowledging that successful promotional strategies are aligned at all levels, CJL's three primary business objectives of: building revenue, growing market share and maximizing profit, are supported by various marketing strategies that filter down to multiple tactics and measures.
Distribution and Sales
CJL's preferred distribution channel is expected to be its website. Specifically designed for consumers, CJL's website currently remains under development and is expected to support the brand, the service, the network, and the reservation platform. CJL's reservation engine is expected to enable booking, customer data acquisition, financial and operational functions. There are multiple reservation systems that are suited for CJL's business model, including but not limited to, ameliaRES by InteliSys, Avantik by Bravo, iFly Res by IBS, and Navitaire. Due to cost, a legacy carrier global distribution system such as Apollo or Sabre is not part of CJL's business plan. Capitalizing on the reach of the internet is essential in keeping costs low while maximizing distribution. The web is also the preferred place for customer interaction as consumers will be strongly encouraged to use this channel as often as possible. Beyond mainstream computers, interactive smart phone applications – inclusive of online booking and check-in functions – are desirable and are being examined.
Customers preferring other channels will have the opportunity to phone a locally based call centre, visit an airport ticket counter, or contact a travel agent. Major credit cards are expected to be the most popular payment forms. Other digital purchase options such as electronic money transfers and other on-line payment services are being considered. From an operational perspective, whenever possible, airport common use self-service check-in kiosks will be utilized to minimize the number of CJL frontline staff.
From a sales perspective, the majority of bookings are expected to come from the travelers themselves. For corporate purchases, a dedicated online portal will offer additional benefits such as ancillary item credits to encourage usage. CJL is aware of the importance of service level for corporate purchases and this portal will be designed to meet those needs. For the immediate future, corporate contracts are not anticipated. Instead, focus will be on attracting small and medium sized businesses which are expected to be interested in CJL's pricing model.
Regulatory Overview
Domestic
Canadian Transportation Agency
The Canadian Transportation Agency is an independent, quasi-judicial tribunal responsible for making decisions on federal transportation matters, including air transportation, and has primary responsibility for carrying out the provisions of the Canadian Transportation Act. The Canadian Transportation Agency's mandate includes approvals and issuances of licences and permits to Canadian and foreign carriers wishing to operate in Canada, dispute resolution to resolve complaints about air transportation services, rates, fees and charges, and accessibility to all persons, particularly those with disabilities. The Canadian Transportation Agency also participates in negotiation and implementation of international air transport agreements as well as regulation of international air tariffs according to bilateral air transport agreements and Canada's Air Transportation Regulations ("Regulations").
Although the Canadian airline industry has been largely deregulated since January of 1988, the Canadian Transportation Agency imposes certain minimum requirements for both domestic and international carriers. Domestic carriers must be "Canadian" (that is, at least 75% of their voting interests must be owned and controlled by Canadians), hold a valid Air Operator Certificate and be suitably insured and financially fit, as defined by the Regulations. The Regulations also require carriers to maintain tariffs, which contain pricing and service information by route, as well as stating the carrier's terms and conditions of carriage. Tariffs must be clear, reasonable, not unduly discriminatory and available for public inspection. In addition, a recent amendment to the Regulations mandates that all advertisements of air services, save for few exceptions, contain all-inclusive pricing, inclusive of all taxes, fees and charges which must be paid by the consumer.
Enforcement officers of the Canadian Transportation Agency perform periodic visits to airlines and air cargo carriers to ensure that they comply with the terms of their Canadian Transportation Agency licence and applicable Canadian law. The Canadian Transportation Agency may require carriers to implement or modify operational procedures, mandate training for employees to assist persons with disabilities, or perform or stop performing various actions to ensure compliance.
Transport Canada
Transport Canada, previously the Department of Transport, is a department of the federal government of Canada. Transport Canada is responsible for transportation policies and programs to promote safe, secure, efficient and environmentally responsible transportation. In air transportation, Transport Canada is responsible for general regulation of aviation, licensing of key airline staff, including pilots, maintenance personnel and dispatchers, and registration and inspection of aircraft pursuant to the Aeronautics Act (Canada) and associated regulations. Enforcement is conducted by the Aviation Enforcement Branch. Transport Canada also collects passenger and cargo data as well as accident and incident data from air carriers flying in Canada. Since the 1990s, Transport Canada owns but does not operate most of the major Canadian airports. Instead, these airports are leased for operation by local airport authorities.
For both Canadian and foreign carriers seeking to obtain a CTA licence, an Air Operator Certificate issued by Transport Canada is a prerequisite. The Air Operator Certificate requires that carriers implement and maintain detailed safety, maintenance and operational procedures in compliance with Canadian Aviation Regulations. In addition, the certificate specifies authorized aircraft and operational specification that may be used by the carrier, based on the information supplied by the carrier on its application. Once issued, the certificate authorizes the holder to operate a commercial air service to, from and/or within Canada.
The Canadian Transportation Agency and Transport Canada work closely with each other. The Canadian Transportation Agency personnel participate on a number of inter-departmental committees with Transport Canada and those committees include a working group on aviation security, a national facilitation committee, joint transportation statistics program and an international civil aviation organization committee.
Consumer Legislation
On September 5, 2008, the Minister of Transport introduced a set of guidelines aimed at protecting air passengers called "Flight Rights". This 6-point list addresses passenger rights and compensation for a variety of irregular operation scenarios and serves as a code of conduct for Canada's airlines. At present, Flight Rights does not have the force of law as it has not been codified in legislation. It serves only as a guideline. However, a number of major Canadian airlines have voluntarily adopted Flight Rights into their tariffs to form part of the contract of carriage between the airline and their customers.
Canadian Air Transport Security Authority
The Canadian Transport Security Act was brought into force in April 2002 and establishes Canadian Air Transport Security Authority ("CATSA"). CATSA is mandated to take action for the screening of persons accessing aircraft or restricted airport areas, including their carry-on possession and baggage. CATSA is also responsible for such other air transport security functions as assigned by the Minister of Transport from time to time. In connection with providing security functions, CATSA is entitled to enter into agreements with the Royal Canadian Mounted Police for the provision of services, including services onboard aircraft. The Aeronautics Act establishes the framework under which aviation security regulations and security measures are developed and adopted. Under the Aviation

Security Regulations, the Minister of Transport is entitled to make rules in the form of orders and prescribe security measures applicable to both CATSA and air carriers. Extensive security and screening measures for airports and airlines have been enacted and updated under the Security Screening Order, Air Carrier Security Measures and Aerodrome Security Measures.
Security Charge Act
The Air Traveler's Security Charge Act was brought into force in March 2002 following the September 11, 2001 terrorist attacks in the United States. This act stipulates that issuers of tickets are obligated to collect, as agent and trustee for the Government of Canada, a security charge ("Security Charge"). CJL will be required to file monthly returns with respect to each preceding month, detailing prescribed information with respect to Security Charge collections and to pay that amount to the Government of Canada.
International
United States
Under the Air Transportation Agreement between Canada and the United States, originally signed in February 1995 ("1995 Open Skies Agreement"), the Canadian government may designate as many carriers as it wishes to service destinations in the United States. Prior to commencing service, a designated airline must make an application to government authorities in the United States. The appropriate authorizations and permissions are required to be granted by such authorities with minimal procedural delay, provided that Canadian ownership requirements, qualifications under laws normally applicable to international air transportation, and safety and aviation security requirements under the 1995 Open Skies Agreement are met by the airline. No restrictions as to capacity, frequency or aircraft size are imposed under the 1995 Open Skies Agreement. Designated airlines may, at their option, combine two or more points in the United States in a through service. However, the ability of foreign domiciled airlines to carry new passengers between domestic points in another country is prohibited by sabotage laws in both Canada and the United States.
As a result of negotiations between officials of both countries in 2005, Canada and the United States entered into a new agreement on May 12, 2007 ("2007 Open Skies Agreement") which replaced the 1995 Open Skies Agreement. While the 1995 Open Skies Agreement created an open system for air services between the two countries, certain restrictions remained in place. The 2007 Open Skies Agreement lifted these restrictions and increased international market access allowing for greater flexibility for carriers to offer flights at more competitive prices.
Upon obtaining a domestic licence from the Canadian Transportation Agency, CJL intends to apply for rights to fly into the United States. In accordance with the requirements of the U.S. Department, commercial foreign air carriers flying to destinations in the United States require either a foreign air carrier permit or an exemption issued by the U.S. Department. CJL believes that by mid-2016 it will satisfy the financial, operational and other requirements in order to obtain the U.S. Department approval to fly into destinations in the United States. However, there is a risk that such an application for a foreign carrier permit and a renewal of its exemption will be denied or delayed. Such a denial or delay will result in a variation in CJL's route schedule; however, with over 150 possible ULCC routes CJL is prepared to focus on Canadian only routes for a number of years if necessary as a result of any denial or delay in the U.S. Department process. See "Risk Factors".
Mexico
The Air Transport Agreement between the Government of Canada and the Government of the United Mexican States allows for Canadian carriers to fly passengers into Mexico. After obtaining a Canadian airline domestic licence, CJL intends to apply for rights to fly into Mexico. This process is expected to take up to one year to complete. However, there is a risk that such an application for a foreign carrier permit and a renewal of its exemption will be denied or delayed. Such a denial or delay will result in a variation in CJL's route schedule; however, with over 150 possible ULCC routes CJL is prepared to focus on Canadian only routes for a number of years if necessary as a result of any denial or delay in the in the Mexican process. See "Risk Factors".
Caribbean
Air transport agreements between Canada and Caribbean nations are on a bilateral basis. Most agreements are either open skies or have liberal provisions. After obtaining a Canadian airline domestic licence, CJL intends to apply for rights to fly into certain Caribbean nations. This process is expected to take up to one year to complete. However, there is a risk that such an application for a foreign carrier permit and a renewal of its exemption will be denied or delayed. Such a denial or delay will result in a variation in CJL's route schedule; however, with over 150 possible ULCC routes CJL is prepared to focus on Canadian only routes for a number of years if necessary as a result of any denial or delay in the Caribbean countries.
Employees
As of June 1, 2015, CJL had seven employees.
Intellectual Property
CJL has obtained a registered trademark in Canada, and is undertaking that process in other countries, for "Canada Jetlines Ltd."
Lending
CJL does not currently hold any investments or have lending operations and has not adopted any specific policies or restrictions regarding investments or lending.
Bankruptcy and Similar Procedures
There are no bankruptcies, receivership or similar proceedings against CJL, nor is CJL aware of any such pending or threatened proceedings. There has not been any voluntary bankruptcy, receivership or similar proceedings by CJL since its incorporation.
Reorganization
No material reorganization of CJL has occurred since its incorporation.

SELECTED FINANCIAL INFORMATION AND
MANAGEMENT DISCUSSION AND ANALYSIS
Summary of Financial Information
The following table summarizes selected audited financial information for CJL for the years ended December 31, 2015, 2014 and 2013 and the audited quarterly financial information for the three months ended March 31, 2016. This summary financial information should only be read in conjunction with such financial statements, including the notes thereto, attached to this Information Circular as Appendix "D" – Audited Annual Financial Statements, Unaudited Interim Financial Statements and Management's Discussion and Analysis of Canada Jetlines Ltd." All CJL financial statements have been prepared in accordance with IFRS.
	3 months ended March 31, 2016 (unaudited)	Year ended December 31, 2015 (audited)	Year ended December 31, 2014 (audited)	Year ended December 31, 2013 (audited)
Revenue	Nil	Nil	Nil	Nil
Net loss and total comprehensive loss	$245,643	$1,524,067	$968,162	$643,789
Basic and diluted loss per share	$0.03	$0.19	$0.22	$0.41
Net cash used in operating activities	$86,038	$1,063,657	$791,544	$473,526
Total assets	$201,498	$199,610	$131,390	$75,171
Total liabilities	$652,598	$521,003	$159,802	$60,327
Management's Discussion and Analysis
CJL's management discussion and analysis as at and for the year ended December 31, 2015 and for the three month period ended March 31, 2016 is attached to this Information Circular as Appendix "D" – Audited Annual Financial Statements, Unaudited Interim Financial Statements and Management's Discussion and Analysis of Canada Jetlines Ltd. " to this Information Circular.
DESCRIPTION OF SECURITIES
CJL has two classes of shares, CJL Common Voting Shares and CJL Variable Voting Shares. As of the date of this Information Circular, CJL has 9,355,209 CJL Common Voting Shares and 142,500 CJL Variable Voting Shares issued and outstanding. The CJL Common Voting Shares rank equally with the CJL Variable Voting Shares with respect to dividends and the distribution of assets in the case of liquidation, dissolution or winding-up of CJL or other distribution of CJL's assets.
The CJL Common Voting Shares carry one (1) vote per share held.
The CJL Variable Voting Shares carry one (1) vote per CJL Variable Voting Share held, unless (a) the number of issued and outstanding CJL Variable Voting Shares exceeds 25% (or any greater percentage the Governor in Council may specify pursuant to the CTA) of the total number of all issued and outstanding CJL Shares, or (b) the total number of votes cast by or on behalf of the holders of CJL Variable Voting Shares at any meeting exceeds 25% (or any greater percentage that the Governor in Council may specify pursuant to the CTA) of the total number of votes that may be cast at such meeting.
If either of the above noted thresholds is surpassed at any time, the vote attached to each CJL Variable Voting Share will decrease automatically without further act or formality to equal the maximum permitted vote per CJL Variable Voting Share such that (i) under the circumstance described under (a) in the paragraph above, the CJL Variable Voting Shares as a class shall not carry more than 25% (or any greater percentage that the Governor in Council may specify pursuant to the CTA) of the total voting rights attached to all issued and outstanding CJL Shares; and (ii) under the circumstance described under (b) in the paragraph above, the CJL Variable Voting Shares as a class cannot, for a given shareholders meeting, carry more than 25% (or any greater percentage that the Governor in Council may specify pursuant to the CTA) of the total number of votes that can be exercised at the meeting.
Each issued and outstanding CJL Variable Voting Share shall be automatically converted into one (1) CJL Common Voting Share, without any further act on the part of CJL or the holder of such CJL Variable Voting Share, if (i) such CJL Variable Voting Share is or becomes beneficially owned and controlled, directly or indirectly, by a Qualified Canadian, or (ii) the provisions contained in the CTA relating to foreign ownership restrictions are repealed and not replaced with other similar provisions. Each issued and outstanding CJL Common Voting Share shall be automatically converted into one (1) CJL Variable Voting Share, without any further act on the part of CJL or the holder of such CJL Voting Share, if such CJL Common Voting Share is or becomes beneficially owned or controlled, directly or indirectly, by a holder who is not a Qualified Canadian.
CJL Options
CJL has entered into certain stock option agreements with its directors and officers but has not adopted a stock option plan.
As of the date of this Information Circular, 600,000 CJL Options are issued and outstanding. The table below sets forth the issued and outstanding CJL Options as at the date hereof.
Holder (Separated by Group)	Number of CJL Options	Exercise Price	Expiry Date
Directors and past directors who are not also executive officers (Total number of persons: 4)	450,000	$0.50	July 22, 2020
Executive officers and past executive officers (Total number of persons: 0)	Nil	N/A	N/A
Other employees and past employees (Total number of persons:0)	Nil	N/A	N/A
Consultants (Total number of persons: 0)	Nil	N/A	N/A
Total	450,000
CJL Warrants
As of the date of this Information Circular, 3,264,233 CJL Warrants are outstanding. The following table sets forth the terms of all outstanding CJL Warrants:

Number of CJL Warrants	Expiry Date	Exercise Price
997,883	July 30, 2016	$0.50
82,408	July 30, 2016	$0.50
14,933	August 29, 2016	$0.50
379,267	August 29, 2016	$0.50
638,000	January 16, 2017	$0.75
32,000	January 16, 2017	$1.50
285,000	March 23, 2017	$0.75
160,000	May 22, 2017	$0.75
16,000	May 22, 2017	$1.50
30,000	July 9, 2017	$0.75
4,800	July 9, 2017	$1.50
6,000	August 18, 2017	$0.75
2,500	August 27, 2017	$0.75
200,000	September 30, 2017	$0.50
17,000	October 26, 2017	$0.75
2,720	October 26, 2017	$1.50
200,000	February 11, 2018	$0.50
42,222	March 17, 2018	$0.5625
11,000	April 7, 2018	$0.5625
142,500	June 9, 2018	$0.5625
Principal Shareholders
To the knowledge of the directors and officers of CJL, as of the date of this Information Circular, other than as disclosed below, no Person beneficially owns, controls, or directs, directly or indirectly, CJL Shares carrying more than 10% of the votes attached to the CJL Shares:
Name of Shareholder and Municipality of Residence	Type of Ownership	Number of CJL Shares	Percentage of CJL Shares Owned Prior to Giving Effect to the Offering and the Transaction	Number of Resulting Issuer Shares Owned After Giving Effect to the Offering and the Transaction (1)(2)	Percentage of Resulting Issuer Shares Owned After Giving Effect to the Offering and the Transaction (1)(2)
Daniel James Scott Surrey, BC	Direct	1,266,668	13.54%	1,900,002	3.53%

Notes:
(1)	On a partially diluted basis, assuming the issuance of (i) 14,246,559 Resulting Issuer Shares to CJL Shareholders, (ii) 20,000,000 Resulting Issuer Shares issued pursuant to the Offering; (iii) 333,333 Resulting Issuer Shares for the Debt Settlement; and (iv) 420,547 Resulting Issuer Shares to Cambrian. The number, price and terms of securities issued pursuant to the Offering, and the gross proceeds therefrom are subject to change, to the extent agreed upon in writing by CJL and Jet.
(2)	Assuming no shares are purchased by these persons under the Offering.
Dividends or Distributions
To date, CJL has not paid any dividends on the CJL Shares. The future payment of dividends will be dependent upon the financial requirements of the Resulting Issuer to fund further growth, financial condition of the Resulting Issuer and other factors which the Resulting Issuer Board may consider in the circumstances. It is not contemplated that any dividends will be paid in the immediate or foreseeable future.

CONSOLIDATED CAPITALIZATION
The following table sets forth the consolidated capitalization of CJL as at the dates indicated. The table should be read in conjunction with the audited annual consolidated financial statements of CJL for the year ended December 31, 2015 and unaudited interim financial statements for the three months ended March 31, 2016, attached as  to this Information Circular, and management's discussion and analysis thereon, attached as Appendix "D" – Audited Annual Financial Statements, Unaudited Interim Financial Statements and Management's Discussion and Analysis of Canada Jetlines Ltd." to this Information Circular.
DESIGNATION OF SECURITY	AMOUNT AUTHORIZED OR TO BE AUTHORIZED	AMOUNT OUTSTANDING AS AT DECEMBER 31, 2015(1)	AMOUNT OUTSTANDING AS AT MARCH 31, 2016(1)
CJL Common Voting Shares	Unlimited	9,059,487	9,201,709
CJL Variable Voting Shares	Unlimited	142,500	142,500
Notes:
(1)	See the tables above under "Description of Securities" heading for a summary of the CJL Options and CJL Warrants that are outstanding.
(2)	As at December 31, 2015, CJL has a shareholder's deficit of $321,393 and as at March 31, 2016, CJL had a shareholder's deficit of $451,100.

PRIOR SALES
During the 12-month period prior to the date of this Information Circular, CJL issued the following securities:
Type of Securities	Date of Issue	Number of Securities	Price per Security
CJL Shares	May 22, 2015	320,000	$0.50
	July 9, 2015	60,000	$0.50
	August 18, 2015	12,000	$0.50
	August 27, 2015	5,000	$0.50
	October 26, 2015	34,000	$0.50
	December 1, 2015	725,000(1)	$0.001
	December 1, 2015	15,000(2)	$0.50
	February 11, 2016	100,000(3)	$0.001
	March 17, 2016	42,222	$0.45
	April 7, 2016	11,000	$0.45
	June 9, 2016	142,500	$0.45
CJL Options	July 22, 2015	600,000(4)	N/A
CJL Warrants	July 9, 2015	30,000(5)	N/A
	August 18, 2015	6,000(6)	N/A
	August 27, 2015	2,500(7)	N/A
	September 30, 2015	200,000(8)	N/A
	October 26, 2015	17,000(9)	N/A
	February 11, 2016	200,000(10)	N/A
	March 17, 2016	42,222(11)	N/A
	April 7, 2016	11,000(12)	N/A
	June 9, 2016	142,500(13)	N/A
Notes:
(1)	These shares were issued to Daniel James Scott (135,000), Dix Lawson (135,000), David Solloway (135,000), John Sutherland (75,000), John Korenic (75,000), Amelia Mui (65,000), Rick Low (50,000), Don Davis (20,000), Arne Olsen (15,000), Phil Larsen (10,000) and Kelli Rix (10,000). These shares will be held in escrow and will be released on the later of (a) the date on which CJL has received the necessary funds to launch airline operations or (b) October 29, 2017.
(2)	Issued to settle accounts payable for consulting services valued at $7,500.
(3)	These shares were issued to Rick Lang and will be held in escrow and will be released on the later of (a) the date on which CJL has received the necessary funds to launch airline operations or (b) October 29, 2017.
(4)	Exercisable at a price of $0.50 per CJL Share until July 22, 2020.
(5)	Exercisable at a price of $0.75 per CJL Share until July 9, 2017.
(6)	Exercisable at a price of $0.75 per CJL Share until August 18, 2017.
(7)	Exercisable at a price of $0.75 per CJL Share until August 27, 2017.
(8)	Exercisable at a price of $0.50 per CJL Share until September 30, 2017.
(9)	Exercisable at a price of $0.75 per CJL Share until October 26, 2017.
(10)	Exercisable at a price of $0.50 per CJL Share until February 11, 2018.
(11)	Exercisable at a price of $0.5625 per CJL Share until March 17, 2018.
(12)	Exercisable at a price of $0.5625 per CJL Share until April 7, 2018.

(13)	Exercisable at a price of $0.5625 per CJL Share until June 9, 2018.

EXECUTIVE COMPENSATION
Definitions
For the purpose of this Information Circular:
"Chief Executive Officer" or "CEO" of CJL means an individual who served as chief executive officer of CJL or acted in a similar capacity during the most recently completed financial year;
"Chief Financial Officer" or "CFO" of CJL means an individual who served as chief financial officer of CJL or acted in a similar capacity during the most recently completed financial year;
"Executive officer" of CJL for the financial year, means an individual who at any time during the year was:
(a)	a chair of CJL;
(b)	a vice-chair of CJL;
(c)	the president of CJL;
(d)	a vice-president of CJL in charge of a principal business unit, division or function, including sales, finance or production; or
(e)	performing a policy-making function in respect of CJL.
"NEO" or "named executive officer" means each of the following individuals:
(a)	a CEO;
(b)	a CFO;
(c)	each of the three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year; and
(d)	each individual who would be an NEO under paragraph (c) but for the fact that the individual was neither an executive officer of the company, nor acting in a similar capacity, at the end of that financial year;
"equity incentive plan" means an incentive plan, or portion of an incentive plan, under which awards are granted and that falls within the scope of IFRS 2 Share-based Payment;
"incentive plan" means any plan providing compensation that depends on achieving certain performance goals or similar conditions within a specified period;
"incentive plan award" means compensation awarded, earned, paid, or payable under an incentive plan;
"non-equity incentive plan" means an incentive plan or portion of an incentive plan that is not an equity incentive plan;
"option-based award" means an award under an equity incentive plan of options, including, for greater certainty, share options, share appreciation rights, and similar instruments that have option-like features;
"plan" includes any plan, contract, authorization, or arrangement, whether or not set out in any formal document, where cash, securities, similar instruments or any other property may be received, whether for one or more persons;

"share-based award" means an award under an equity incentive plan of equity-based instruments that do not have option-like features, including, for greater certainty, common shares, restricted shares, restricted share units, deferred share units, phantom shares, phantom share units, common share equivalent units, and stock.
Compensation discussion and analysis
Compensation Philosophy
All officers, consultants or employees of CJL receive compensation based upon the market value of the type of work they perform and their level of individual performance. The pay for performance philosophy adopted by the board of directors is specifically relevant to executive compensation packages.
The executive compensation package consists of up to four components, namely a base salary, an incentive bonus, profit sharing and stock options. Executive compensation was determined on the basis of market data, performance/experience levels, and cash flow projections of CJL. Incentive bonuses and/or stock options remitted to each director, officer, consultant or employee are awarded based upon the growth and development of CJL and the achievement of certain agreed-upon milestones by such director, officer, consultant or employee.
Given the current stage of development of CJL, executive compensation for the year ended December 31, 2015, consisted of consulting fees or salary. No stock options were awarded during this period to any NEOs.
Hedging Restrictions
CJL does not have any policies that restrict a NEO or director from purchasing financial instruments, including, for greater certainty, prepaid variable forward contracts, equity swaps, collars, or units of exchange funds, that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the NEO or director.
Risk Management and Assessment
Given the current stage of development of CJL, and the fact that NEO compensation has consisted of consulting fees or salaries, the Board has not considered the implications of the risks associated with CJL's compensation policies and practices.
Compensation Governance
Compensation Committee
Members and Independence
During the financial year ended December 31, 2015, the compensation committee of CJL was comprised of three directors of CJL, all of whom are currently independent of CJL for purposes of applicable securities laws. The compensation committee consisted of Claude Morin, Don Sorochan and Mike Harris.
Skills and Experience
The Board believes that the members of the compensation committee possessed skills and experience relevant to the mandate of the compensation committee. In addition, the members of the compensation committee each have skills and experience that enable them to make decisions on the suitability of CJL's compensation policies and practices.
Committee Member	Relevant Skills and Experience
Don Sorochan
Don Sorochan was called to the Bar of British Columbia in 1972 and joined Swinton & Company, the predecessor of Miller Thomson, Vancouver, as an articled student the previous year. As one of the firm's senior partners, his practice encompasses the areas of securities, criminal defence work, commercial andconstruction litigation, administrative law, and criminal prosecution for both the federal and provincial governments.

Mike Harris
Mr. Harris served the Province of Ontario as Premier from 1995-2002. After leaving politics, Mr. Harris formed his own consulting firm and began serving numerous corporate entities in an advisory capacity. Currently, he is a Senior Business Advisor at Fasken Martineau DuMoulin LLP, serves as a Director on a number of public and private boards, and sits on a number of corporate Advisory Boards including Private Equity Funds such as EnerTech Capital, Beringer Capital and Sterling Financial Group.

 Responsibilities, Powers and Operation
The compensation committee's primary function is to assist the Board of Directors in fulfilling its oversight responsibilities and in this regard the committee shall:
•	Establish the succession plan for the CEO, President and the CFO and other executive officers, as applicable, for review with the Board;
•	Review the position description for the CEO, President and CFO;
•
Annually review and approve corporate goals and objectives relevant to the compensation of the CEO, President and CFO and other executive officers and evaluate the CEO, President and CFO and the other executive officers' performance in light of those goals and objectives;

•	Annually review current and future compensation for the CEO, President and CFO and the other executive officers.
•
Annually review and approve compensation for the Executive Management whereby Executive Management are those reporting directly to and of the CEO, President and CFO, or those requiring disclosure in the Company's annual information circular;

•	Annually review and approve compensation levels (or ranges) for other employee's below the executive level;
•	Review and recommend to the Board compensation to directors for their service on the Board and committees, including incentive compensation plans and equity-based plans;
•	Oversee and monitor overall employee compensation strategies, programs and benefits;
•	Oversee and make recommendations to the Board with respect to the design, administration and amendment of incentive compensation plans and equity-based plans;
•
Review and evaluate as directed by the Board, proposed employment agreements, separation and severance terms and other compensatory arrangement for executive officers and make recommendations to the Board relating thereto; and

•	Review and recommend for approval by the Board a report on executive compensation for inclusion in the Company's information circular for its annual general meeting.
Meetings of the compensation committee are held from time to time as the compensation committee or the Chairman of the compensation committee shall determine. The compensation committee may ask members of management or others to attend meetings or to provide information as necessary.  The compensation committee is permitted to retain and terminate the services of outside compensation specialists and other advisors to the extent required, and has the sole authority to approve their fees and other retention terms.

Compensation Advisor
CJL has not, at any time since CJL's most recently completed financial year, retained a compensation consultant or advisor to assist the Board or Compensation Committee in determining the compensation of any of CJL's directors or executive officers.
Summary Compensation Table
The following table contains information about the compensation paid to, or earned by, those who were during the fiscal year ended December 31, 2015, Jet's Named Executive Officers or its three most highly compensated officers in addition to the CEO and the CFO.
Name and principal position	Year	Salary ($)	Share-based awards ($)	Option-based awards ($)	Non-equity incentive plan compensation ($)		Pension value ($)	All other compen-sation ($)	Total compen-sation ($)
					Annual incentive plans	Long-term incentive plans
Daniel James Scott(1) Chief Executive Officer	2015 2014 2013	49,237 64,384 48,900	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	49,237 64,384 48,900
John Sutherland (2) Chief Financial Officer and VP Human Resources	2015 2014 2013	10,574 Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	10,574 Nil Nil
Rick Lang(3) Chief Operating Officer	2015 2014 2013	21,415 16,730 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	21,415 16,730 Nil
Dixon Lawson (4) VP, Strategic Planning	2015 2014 2013	45,245 60,230 35,538	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	45,245 60,230 35,538
John Korenic (5) VP, Commercial & IT	2015 2014 2013	36,030 Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	36,030 Nil Nil
David Solloway(6) Former President	2015 2014 2013	48,507 60,231 51,308	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	48,507 60,231 51,308
Rick Low(7) Former Chief Financial Officer; Current Controller	2015 2014 2013	20,400 34,910 15,600	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	20,400 34,910 15,600
(1)	Mr. Scott receives his compensation in the form of a salary under an employment agreement. Mr. Scott has an annual base salary of $145,000; however, during the period prior to the date that CJL closes an aggregate of $7 million in financing, he will receive a reduced salary as set by the directors. Mr. Scott currently serves on the Board of Directors of CJL but is not compensated for his services as a director.
(2)	Mr. Sutherland receives his compensation in the form of a salary under an employment agreement. Mr. Sutherland has an annual base salary of $140,000; however, during the period prior to the date that CJL closes an aggregate of $7 million in financing, he will receive a reduced salary as set by the directors. Mr. Sutherland currently serves on the Board of Directors of CJL but is not compensated for his services as a director.

(3)	Mr. Lang receives his compensation in the form of a salary under an employment agreement. Mr. Lang has an annual base salary of $140,000; however, during the period prior to the date that CJL closes an aggregate of $7 million in financing, he will receive a reduced salary as set by the directors. Mr. Lang will receive a payment of $45,000 upon the transfer of certain intellectual property.
(4)	Mr. Lawson receives his compensation in the form of a salary under an employment agreement. Mr. Lawson has an annual base salary of $140,000; however, during the period prior to the date that CJL closes an aggregate of $7 million in financing, he will receive a reduced salary as set by the directors.
(5)	Mr. Korenic receives his compensation in the form of a salary under an employment agreement. Mr. Korenic has an annual base salary of $140,000; however, during the period prior to the date that CJL closes an aggregate of $7 million in financing, he will receive a reduced salary as set by the directors. Mr. Korenic will receive a $20,000 bonus once an aggregate of $7 million in financing is achieved.
(6)	Mr. Solloway resigned as President in February 2016. Mr. Solloway was also a director of CJL but was not compensated for his services as a director.
(7)	Mr. Low resigned as Chief Financial Officer on July 22, 2015 and became CJL's controller.
Option-based Awards and Share-based Awards
The only equity compensation plan which CJL has in place is the CJL Stock Option Plan. The CJL Stock Option Plan has been established to attract and retain employees, consultants, officers or directors to CJL and to motivate them to advance the interests of CJL by affording them with the opportunity to acquire an equity interest in CJL.  No share-based awards or option-based awards were held by CJL's Named Executive Officers on December 31, 2015.
Pension Plan Benefits
CJL does not have any pension or retirement plans or arrangements for its Named Executive Officers.
Termination and Change of Control Benefits
Until CJL closes an aggregate of $7 million in financing, there are no provisions in any contract, agreement, plan or arrangement that provide for payments to an NEO at, following, or in connection with any termination (whether voluntary, involuntary or constructive), resignation, retirement, a change of control in CJL or a change in the NEO's responsibilities.
Contingent upon completion of an aggregate of $7 million in financing, CJL has entered into employment agreements with its NEOs, pursuant to which CJL may terminate an NEO's employment for just cause (as that term is defined by the common law applicable in British Columbia and Canada) at any time by delivering to the NEO written notice of termination. If the NEO's employment with CJL is terminated by for just cause, the NEO will be entitled to compensation and benefits earned up to and including his last day of employment.
An NEO may terminate his employment with CJL for "good reason" (as defined in the employment agreement), at any time within sixty (60) days after the date the NEO has given written notice to the CJL Board of the alleged "good reason" and provided that CJL has failed to cure such event or situation. The Company may terminate an NEO's employment at any time for other than just cause by delivering to the NEO, written notice of termination. If an NEO's employment with CJL is terminated by the NEO for "good reason" or by CJL other than for just cause, then CJL will pay the NEO severance as follows: 18 months of the NEO's base salary; plus either (a) "incentive compensation" (as defined in the employment agreement) for the year that the termination occurs equal to the greater of the total incentive compensation awarded to the NEO for the previous fiscal year, or (b) the average total incentive compensation awarded to the NEO for the previous three fiscal years, pro-rated to reflect the percentage of the fiscal year actually worked prior to the NEO's last day of employment.
If an NEO's employment is terminated for any reason (excluding termination for just cause), during the "Change of Control Period" (as defined in the employment agreement) CJL will pay the NEO the severance described above, provided, however, that 24 months of the NEO's base salary will be payable.

Director Compensation
During the fiscal year ended December 30, 2015, CJL's director compensation program consists of (1) payment of fees for meetings attended in person or via telephone in the amount of $1,000 and (2) directors are eligible to receive options to purchase CJL Shares pursuant to the terms of the CJL Stock Option Plan.
The following table contains information about the compensation paid to, or earned by Directors of CJL who were not Named Executive Officers during the fiscal year ended December 31, 2015.
Name	Fees earned ($)	Share-based awards ($)	Option-based awards ($)(7)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compen-sation ($)	Total ($)
Sid Fattedad(1)	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Claude Morin(2)	1,000	Nil	Nil	Nil	Nil	Nil	1,000
Stan Gadek(3)	1,000	Nil	46,305	Nil	Nil	Nil	47,305
Don Sorochan	1,000	Nil	46,305	Nil	Nil	Nil	47,305
Mike Harris(4)	1,000	Nil	46,305	Nil	Nil	Nil	47,305
Rejean Bourque(5)	1,000	Nil	46,305	Nil	Nil	Nil	47,305
(1)	Mr. Fattedad resigned as a director effective February 23, 2015.
(2)	Mr. Morin resigned as a director effective February 2, 2016.
(3)	Mr. Gadek was appointed a director effective May 11, 2015 and resigned as a director effective February 15, 2016. Mr. Gadek was paid US$750 for fees during the fiscal year which CJL determined was equivalent to $1,000 based on a $1.00 equal US$0.75 exchange rate.
(4)	Mr. Harris was appointed a director effective May 27, 2015.
(5)	Mr. Bourque was appointed a director effective June 8, 2015.
(6)	The fair value of options granted was estimated at the date of grant using the Black-Scholes option pricing model using assumptions based on expected life, risk free rate, expected dividend yield and expected volatility.
Incentive plan awards - Outstanding share-based awards and option-based awards granted to Directors
The following table provides details with respect to outstanding option-based awards and share-based awards, granted to the Directors of CJL who were not Named Executive Officers as at April 30, 2016.
	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
Sid Fattedad	Nil	N/A	N/A	Nil	Nil	Nil
Claude Morin	75,000(2)	$0.50	2016/06/02	Nil	Nil	Nil
Stan Gadek	75,000(3)	$0.50	2016/06/15	Nil	Nil	Nil
Don Sorochan	150,000(3)	$0.50	2020/07/22	Nil	Nil	Nil
Mike Harris	150,000(3)	$0.50	2020/07/22	Nil	Nil	Nil
Rejean Bourque	150,000(3)	$0.50	2020/07/22	Nil	Nil	Nil
(1)	CJL's shares do not trade on any stock exchange. The value of unexercised in-the-money options is calculated based on the price of the most recent private placement conducted by CJL ($0.50).
(2)	Options vest 25% on the grant date and 25% each year thereafter.
(3)	Options vest 25% on the grant date and 25% every six months thereafter.

Incentive plan awards – value vested or earned during the financial year ended December 31, 2015
The following table provides information regarding value vested or earned through incentive plan awards by the Directors of CJL who were not Named Executive Officers during the financial year ended December 31, 2015:
Name	Option-based awards – Value vested during the year ($)(1)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Sid Fattedad	Nil	Nil	Nil
Claude Morin	10,093	Nil	Nil
Stan Gadek	46,305	Nil	Nil
Don Sorochan	46,305	Nil	Nil
Mike Harris	46,305	Nil	Nil
Rejean Bourque	46,305	Nil	Nil
(1)
This amount is calculated based on the dollar value that would have been realized by determining the difference between the market price of the Jet Shares and the exercise price of the options on the vesting date. CJL's shares do not trade on any stock exchange. The value vested is calculated based on the price of the most recent private placement conducted by CJL ($0.50).

MANAGEMENT CONTRACTS
Management functions of CJL are not performed to any substantial degree by a person other than the directors or senior officers of CJL.
NON-ARM'S LENGTH PARTY TRANSACTIONS
CJL had not obtained assets or services, or provided assets or services, in any transaction completed within 24 months before the date of this Information Circular, or in any proposed transaction, where CJL has obtained or proposes to obtain such assets or services from:
(a)	any director or officer of CJL;
(b)	a securityholder disclosed in the Information Circular as a principal securityholder, either before or after giving effect to the Transaction; or
(c)	an Associate or Affiliate of any of the persons or companies referred to in paragraphs (a) or (b) above.

LEGAL PROCEEDINGS
There are no legal proceedings as to which CJL is a party or of which any of its property is the subject matter, and to the reasonable knowledge of the management of CJL, there are no such proceedings contemplated.
MATERIAL CONTRACTS
CJL has not entered into any material contracts, except in the ordinary course of business, other than:
(a)	The Amalgamation Agreement.
Copies of the foregoing agreements will be available for inspection at the offices of CJL, 327 - 5360 Airport South Road, Richmond, B.C. V7B 1B4, during ordinary business hours, until completion of the Transaction and for a period of thirty (30) days thereafter.

RISK FACTORS RELATED TO THE BUSINESS OF CJL
There are a number of risk factors associated with the business of CJL, both prior to and following the completion of the Transaction. These risks are summarized below and will also apply to the Resulting Issuer upon completion of the Transaction. References to "we" or "us" shall mean the Resulting Issuer upon completion of the Transaction.
The current business of CJL will be the Resulting Issuer's business upon completion of the Transaction and, therefore, reference below to Jet or the Resulting Issuer assumes completion of the Transaction, unless otherwise required by the context. Due to the nature of that business and the present stage of development of its business, the Resulting Issuer may be subject to significant risks. The Resulting Issuer's actual operating results may be very different from those expected as at the date of this Information Circular, in which the event the trading price of the Resulting Issuer Shares could decline and an investor may lose all or part of his or her investment. The risk factors outlined below are not a definitive list of all risk factors associated with an investment in the securities offered hereunder and investors are cautioned that they may lose their entire investment.
All statements regarding CJL and the Resulting Issuer's business should be viewed in light of these risk factors. Such information does not purport to be an exhaustive list. If any of the identified risks were to materialize, the Resulting Issuer's business, financial position, prospectus, anticipated operations, results and/or future operations may be materially affected (each a "material adverse effect"). Additional risks and uncertainties not presently known to Jet or CJL, or which Jet or CJL currently deems not to be material, may also have a material adverse effect.
Major Safety Incidents
A major safety incident involving the Resulting Issuer's aircraft during operations would likely incur substantial repair or replacement costs to the damaged aircraft and a disruption in service. The Resulting Issuer could also incur potentially significant claims relating to injured passengers and others, along with a negative impact on the Resulting Issuer's reputation for safety, adversely affecting the Resulting Issuer's ability to attract and retain passengers.
On November 4, 2003, the Montreal Convention came into force in Canada, modernizing the Warsaw Convention of 1929, a set of international rules governing liability of an air carrier. The Montreal Convention has expanded an air carrier's liability exposure with the establishment of a two-tier system for determining an air carrier's liability for the death or injury of passengers in the event of an accident. Under the first tier of the system, an air carrier is strictly liable for death or injury to passengers up to approximately US$150,000, but may be subject to additional damages unless the air carrier can show it did not act negligently or that the damage was solely due to the negligence of a third party.
Development Stage of Business
CJL has only a limited history upon which an evaluation of its prospects and future performance can be made. The Resulting Issuer's proposed operations are subject to all business risks associated with new enterprises. The likelihood of the Resulting Issuer's success must be considered in light of the problems, expenses, difficulties, complications and delays frequently encountered in connection with the expansion of a business, operation in a competitive industry and the development of a customer base. There is a possibility that the Resulting Issuer could sustain losses in the future. If the Resulting Issuer is unable to generate revenues or profits, investors might not be able to realize returns on their investment or prevent the loss of their investment.
Accuracy of CJL Business Model
The accuracy of the CJL business model and the Resulting Issuer's ability to implement its business model is dependent on a number of inputs and assumptions, including:
•	the timing and receipt of all regulatory approvals required or desirable for operations by the Resulting Issuer and their impact upon expectations as to future operations of the Resulting Issuer;
•	the expected operations and performance of CJL' business as compared to the Peer ULCCs, the MCDAs and the Major Legacy Carriers;
•	desirability of operating aircraft on routes that are currently un-served or under-served and the pricing of airfares on such routes;

•	the anticipated competitive response from MCDAs as well as potential new market entrants which may compete with the Resulting Issuer;
•	impact of governmental regulation on the Resulting Issuer;
•	future development and growth prospects;
•	anticipated Base Airfare and ancillary revenues;
•	expected operating costs, general administrative costs, costs of services and other costs and expenses;
•	the anticipated increase in the size of the airline passenger market in Canada;
•	ability to generate revenue from ancillary products and services;
•	ability to operate at a lower CASM and offer lower Base Airfares than the MCDAs;
•	ability to meet current and future obligations;
•	treatment under governmental regulatory regimes;
•	projections of market prices and costs;
•	ability to obtain equipment, services and supplies in a timely manner, including the ability to lease or purchase aircraft; and
•	ability to obtain financing on acceptable terms or at all.
Should one or more of these inputs and assumptions not be correct or fail to occur as anticipated then there is a risk that the Resulting Issuer's business model may not be implement as anticipated and the Resulting Issuer may suffer a material adverse effect.
Commitment of CJL under the Boeing Agreement
CJL has entered into the Boeing Agreement for the purchase of five Boeing 737-7 aircraft, beginning with expected monthly deliveries beginning in January 2023, for an aggregate estimated base price of US$434 million, (2014 US$, subject to escalation), subject to certain terms and conditions. Pursuant to the Boeing Agreement, CJL is required to pay initial deposits in the amount of US$5.0 million regardless of whether the Offering has completed. In the event CJL fails to make these initial deposit payments by the agreed upon dates, Boeing has the unilateral right to terminate the Boeing Agreement or enter into negotiations with CJL to amend certain terms of the Boeing Agreement. Further if, Boeing has other unilateral rights to terminate the Boeing Agreement or enter into negotiations with CJL to amend certain terms of the Boeing Agreement. If Boeing elects to terminate the Boeing Agreement, Boeing is required to repay to CJL an amount equal to any deposit and advance payments received by Boeing from CJL less all of Boeing's costs and expenses accrued in connection with Boeing Agreement. In the event that Boeing Agreement is terminated, the long term business operations of the Resulting Issuer may be adversely affected. In addition, in the event that Boeing terminates the Boeing Agreement, the Resulting Issuer may be subject to liability which may adversely affect the business of the Resulting Issuer.
In addition to the initial deposits under the Boeing Agreement, the Resulting Issuer will be required to make payments on account of the purchase price of the five Boeing 737-7aircraft commencing in 2021. The Boeing Agreement also provides the Resulting Issuer with the option to acquire a further 16 Boeing 737-7 or 737-8 aircraft on payment terms set for the in the Boeing Agreement. To date, beyond the amounts of the initial deposits under the Boeing Agreement, CJL has not made arrangements for financing for the payments of the purchase price of the aircraft required to be purchased by it under the Boeing Agreement or subject to option under the Boeing Agreement. There is no guarantee that financing for the payments on account of the purchase price under the Boeing Agreement will be available on reasonable commercial terms or at all. In the event that the resulting Issuer is unable to obtain aircraft acquisition financing on reasonable commercial terms, the operations of the Resulting Issuer may be adversely affected and the Resulting Issuer would be subject to material financial liabilities for which it would not be able to satisfy, each of which would have a material adverse effect.

Unanticipated Obstacles to Execution of the Resulting Issuer's Business Plan
The Resulting Issuer's business plans may change significantly. The execution of the Resulting Issuer's business plan is capital intensive and may become subject to statutory or regulatory requirements. The Resulting Issuer may need to make significant modifications to any of the Resulting Issuer's stated strategies depending on future events.
Route Planning and Selection
CJL has not yet selected its initial routes in connection with the commencement of commercial operations. The choice of flights routes and pairings will impact upon the viability of its operations. While CJL anticipates that the flight routes and pairings it chooses will be profitable, there are numerous factors beyond its control which may negatively affect any particular route, including: the response of competition to its route selection, the failure of demand for air travel on the route to materialize, as well as general economic and social conditions.
No Ancillary Revenues
The ULCC business model being adopted by CJL is dependent on ancillary revenues to offset lower Base Airfares. Should the estimated level of ancillary revenues fail to materialize the business plan of the Resulting Issuer may become unsustainable. To date CJL has not received any ancillary revenue and there is no guarantee that the Resulting Issuer will receive any ancillary revenue in the future.
Lack of Operational History
CJL is, and the Resulting Issuer will be, in the build-out stage of the airline and as a result, investors are unable to review and consider any operational background to evaluate future viability or profitability. The Resulting Issuer will be subject to the risks, difficulties and uncertainties associated with a start-up airline. The Resulting Issuer's future performance will depend upon a number of factors, including its ability to:
•	capitalize on its business strategy;
•	implement its growth strategy;
•	provide the intended products and services at the prices anticipated;
•	choose its routes successfully;
•	maintain adequate control of expenses;
•	attract, retain and motivate qualified personnel;
•	react to customer and market demands;
•	ability to generate operating revenue; and
•	maintain the safety and security of operations.
Potential Volatility in Resulting Issuer Share Price
The market price of the Resulting Issuer Shares after completion of the Transaction could be subject to significant fluctuations in response to quarterly variations in operating results of the Resulting Issuer, changes in financial estimates by securities analysts or other events or factors, many of which are beyond the Resulting Issuer's control. In addition, the stock markets have experienced significant price and volume fluctuations. These broad market fluctuations may adversely affect the market price of the Resulting Issuer Shares. There can be no assurance that holders or purchasers of Resulting Issuer Shares will be able to resell those shares at prices equal to or greater than their cost.
Data Protection and Privacy Regulation
In the proposed business of the Resulting Issuer, customers may provide the Resulting Issuer with personally identifiable information ("personal data") that has been specifically and voluntarily given. Personal data includes information that can identify a customer or a specific individual, such as name, phone number, or e-mail address. The Resulting Issuer may also obtain personal data from airlines, hotels, and other travel partners and from travel buyers and other travel retailers with which we may in the future have a commercial or business relationship. The Resulting Issuer may be required collect, use, disclose and transfer personal data in conformance with applicable privacy laws and regulations, and to implement technical and organizational measures designed to protect against unauthorized access, use, disclosure, modification, and destruction of personal data that we collect and maintain.

The Resulting Issuer may be subject to the application of data protection and privacy regulations in Canada and the provinces of Canada in which it proposes to operate and any breach of such regulations could result in economic sanctions, which could be material and/or harm the reputation of the Resulting Issuer.
Regulatory Approvals Required
While CJL has been advised by the Canadian Transportation Agency that it has satisfied the stage one information requirements relating to its application for a licence to operate a domestic service, large aircraft pursuant to the CTA, CJL has not yet received its licence. In order to receive its licence, the Resulting Issuer must satisfy stage two of the application process. In order to satisfy stage two, among other things, the Resulting Issuer must meet certain financial requirements. In order to meet these requirements, the Resulting Issuer will need to raise additional financing. There is no guarantee that the Resulting Issuer will raise sufficient financing to meet the Canadian Transportation Agency financing requirements and accordingly there is no guarantee that the Resulting Issuer will receive a licence in accordance with its business plan. In addition, CJL has not yet received an air operator certificate for the operation of an airline in accordance with its business plan. In the event that the Resulting Issuer does not receive an air operator certificate, the Resulting Issuer will be unable to operate in accordance with its business plan.
In addition, in order to fulfill its object to fly to destinations in the United States, Mexico and the Caribbean, CJL will require approval from regulatory authorities in those jurisdictions. To date, CJL has not commenced the regulatory approval process in United States, Mexico, the Caribbean or any jurisdiction other than Canada. While CJL anticipates commencing the regulatory approval process in those jurisdictions in 2016 and 2017, there is no guarantee that CJL will receive regulatory approval in a timely fashion or at all. In the event that regulatory approval is not received or is delayed, the Resulting Issuer will not be able to fulfill its business plan in a timely fashion or in its entirety and CJL may be limited to operating in Canada only.
Dependence on Technology
The Resulting Issuer will rely heavily on technology, including computer and telecommunications equipment and software and Internet-based systems, to operate its business, increase its revenues and reduce its costs. These systems include those relating to CJL's telecommunications, websites, computerized airline reservations and airport customer services and flight operations. The website and reservation system must be able to accommodate a high volume of traffic and deliver important flight information.
These technology systems may be vulnerable to a variety of sources of failure, interruption or misuse, including by reason of third party suppliers' acts or omissions, natural disasters, terrorist attacks, telecommunications failures, power failures, computer viruses, unauthorized or fraudulent users, and other operational and security issues. While CJL intends to invest in initiatives, including security initiatives and disaster recovery plans, these measures may not be adequate or implemented properly. Any substantial or repeated technology systems failure, interruption or misuse could reduce the attractiveness of our services or could materially and adversely affect CJL' operations and may result in a material adverse effect.
Dependence on Relations with Third Parties
The Resulting Issuer is expected to secure goods and services from a number of third party suppliers. Any significant interruption in the provision of goods and services from such suppliers, some of which would be beyond the Resulting Issuer's control, or any significant increase in price of such goods and services, could have a material adverse effect. The Resulting Issuer will be reliant upon providers of aircraft, such as The Boeing Company and other third party leasing companies, which will make the Resulting Issuer susceptible to any problems connected with aircraft or engines or components, including defective materials, mechanical problems or negative perceptions in the traveling community. In addition, labour action at such companies or key suppliers could delay delivery of new aircraft or parts, impacting negatively our operating and expansion plans.
The delay or inability of any provider of aircraft to deliver aircraft or engines or components as the Resulting Issuer requires could negatively impact the Resulting Issuer's growth strategy and could result in a material adverse effect.
Limited Fleet Size
The Resulting Issuer plans to start operations with two aircraft with the expectation of growing to 16 aircraft by the third year of operations. Given the limited number of aircraft the Resulting Issuer intends to operate, if an aircraft becomes unavailable due to unscheduled maintenance, repairs or other reasons, the Resulting Issuer could suffer adverse financial and reputational impacts. The Resulting Issuer anticipates that its maintenance costs will increase as its proposed fleet ages and warranties expire. In addition, the Resulting Issuer's business model anticipates a high daily aircraft utilization rate. Aircraft utilization is the average amount of time per day that our aircraft spend carrying passengers. Aircraft utilization is reduced by delays and cancellations from various factors, many of which are beyond the Resulting Issuer's control, including air traffic congestion at airports or other air traffic control problems, adverse weather conditions, increased security measures or breaches in security, international or domestic conflicts, terrorist activity, or other changes in business conditions. Due to the limited size of the Resulting Issuers proposed fleet and contemplated high daily aircraft utilization rate, the unavailability of one or more aircraft and resulting reduced capacity could result in a material adverse effect.
Ability to Obtain Additional Capital
The ability of the Resulting Issuer to execute its build-out strategy and achieve operations will depend on acquiring substantial additional financing through debt financing, equity financing or other means. Failure to obtain such financing may result in the delay or indefinite postponement of such growth strategy or even impact the ability of the Resulting Issuer to continue as a going concern.
There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, the terms of such financing will be favourable to the Resulting Issuer. If additional financing is raised by the Resulting Issuer through the issuance of securities from treasury, control of the Resulting Issuer may change and shareholders may suffer dilution. If additional financing is not available, or if available, not available on satisfactory terms, this could result in a material adverse effect or could require the Resulting Issuer to reduce, delay, scale back or eliminate portions of its actual or proposed operations at the applicable time or could prevent the Resulting Issuer from continuing as a going concern.
The Resulting Issuer may also need to raise capital by incurring long-term or short-term indebtedness in order to fund its business objectives. This could result increased interest expense or decreased net income. Securityholders are cautioned that there can be no assurance as to the terms of such financing and whether such financing will be available. The level of the Resulting Issuer's indebtedness could impair its ability to obtain additional financing in the future on a timely basis to take advantage of business opportunities that may arise.
Negative Operating Cash Flow
Neither Jet nor CJL generate operating revenue and have negative cash flow from operating activities. It is anticipated that the Resulting Issuer will continue to have negative cash flow in the foreseeable future. Continued losses may have the following consequences:
•	increasing the Resulting Issuer's vulnerability to general adverse economic and industry conditions;
•	limiting the Resulting Issuer's ability to obtain additional financing to fund future working capital, capital expenditures, operating costs and other general corporate requirements; and
•	limiting the Resulting Issuer's flexibility in planning for, or reacting to, changes in its business and the industry.
Inability to Manage the Potential Growth of the Business
The Resulting Issuer may be subject to growth-related risks including capacity constraints and pressure on its internal systems and controls. The ability of the Resulting Issuer to manage growth effectively will require it to continue to implement and improve its operations and financial systems and to expand, train, and manage its employee base. The inability of the Resulting Issuer to deal with potential growth could result in a material adverse effect.
Any expansion of operations the Resulting Issuer may undertake will entail risks; such actions may involve specific operational activities, which may negatively impact the profitability of the Resulting Issuer. Consequently, shareholders must assume the risk that: (i) such expansion may ultimately involve expenditures of funds beyond the resources available to the Resulting Issuer at that time; and (ii) management of such expanded operations may divert management's attention and resources away from any other operations, all of which factors may result in a material adverse effect.
Capital Requirements
In order to operate in accordance with its business plan, the Resulting Issuer will need to acquire or lease aircraft. At present, CJL has not acquired any aircraft and has not entered into any leasing arrangements for aircraft. It is intended that upon completion of the Transaction and the Offering, the Resulting Issuer will enter into leasing arrangements for two aircraft initially and additional aircraft subsequently. While CJL does not anticipate any difficulties in entering into satisfactory leasing arrangements, there is no guarantee that the Resulting Issuer will be able to enter into leases for aircraft on terms satisfactory to it, or at all. The terms of the Resulting Issuer's leasing arrangements will impact upon the potential profitability of the Resulting Issuer's business. In the event that the Resulting Issuer is unable to acquire or lease aircraft on satisfactory terms, the Resulting Issuer will be unable to operate in accordance with its business plan. The Resulting Issuer's ability to pay any fixed costs associated with aircraft lease or purchase contractual obligations will depend on the Resulting Issuer's operating performance, cash flow, its ability to secure adequate financing, whether fuel prices continue at current price levels and/or further increase or decrease, further weakening or improving in the Canadian and United States economy, as well as general economic and political conditions and other factors that are, to some extent, beyond the Resulting Issuer's control.
Management and Personnel Risks
The Resulting Issuer's business will be significantly dependent on the Resulting Issuer's management team. The loss of the Resulting Issuer's officers could have a material adverse effect on the Resulting Issuer.
The Resulting Issuer's success depends, in part, on its ability to attract and retain key, technical, management and operating personnel, including consultants and members of the Resulting Issuer Board. The Resulting Issuer needs to develop sufficient expertise and add skilled employees or retain consultants in order to successfully execute its business plan. The Resulting Issuer may be unable to attract and retain qualified personnel or develop the expertise needed in these areas. If the Resulting Issuer fails to attract and retain key personnel it may be unable to execute its business plan, or its business could be adversely affected. The Resulting Issuer does not expect to maintain key man insurance on any member of its management.
Competition Risks
If the Resulting Issuer fails to compete effectively against larger, more established companies with greater resources, then its business may suffer. Competition in the commercial aviation industry is intense. Competitors may be substantially better capitalized with more significant infrastructure than the Resulting Issuer and they might decide to enter into the ULCC airline market, bringing competitive synergies and efficiencies to the industry that the Resulting Issuer does not have.
The Resulting Issuer anticipates significant competition as the ULCC airline industry grows.
Internal Controls over Financial Reporting
Effective internal controls are necessary for the Resulting Issuer to provide reliable financial reports, make timely disclosure of material information and help prevent fraud. Although CJL has undertaken a number of procedures in order to provide assurances as to the reliability of its financial reports and ability to comply with timely disclosure requirements, including those required under Canadian securities laws, CJL cannot be certain that measures taken by it to provide assurances as to the reliability of its financial reports and ability to comply with timely disclosure requirements, including those required under Canadian securities laws will be sufficient to ensure that the Resulting Issuer will maintain adequate control over financial processes and reporting or enable it to prevent fraud and ensure compliance with anti-bribery and anti-corruption requirements.
Failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm the Resulting Issuer's results of operations or cause it to fail to meet its reporting obligations. If the Resulting Issuer or its independent auditors discover a material weakness, the disclosure of that fact, even if quickly remedied, could reduce the market's confidence the Resulting Issuer's consolidated financial statements and adversely affect the trading price of the Resulting Issuer Shares.

Price and Availability of Jet Fuel
The Resulting Issuer will be dependent on jet fuel to operate its business, and therefore, will be exposed to the risk of volatile fuel prices. Fuel prices are impacted by a host of factors outside of the Resulting Issuer's control, such as significant weather events, market speculation, geopolitical tensions, refinery capacity, government taxes and levies, and global demand and supply. The Resulting Issuer's fuel costs are expected to make up one of the largest anticipated expenses of the Resulting Issuer. A significant change in the price of jet fuel would materially affect the Resulting Issuer's projected operating results and growth strategy. A fuel supply shortage or significantly higher fuel prices could result in a curtailment of the Resulting Issuer's planned scheduled service. There can be no assurance that increases in the price of fuel can be off-set by higher fares or fuel surcharges. The higher costs to travelers may discourage air travel.
The Resulting Issuer does not plan to implement a fuel hedging program, although it may do so in the future. There can be no assurance that any fuel hedging program implemented by the Resulting Issuer will be sufficient to protect it against increases in the price of fuel due to inadequate fuel supplies or otherwise. Hedging programs also have inherent risks, including counterparty failure risk, which may deprive the Resulting Issuer of the benefit of "in the money" hedges and the financial exposure to post security for "out of the money" hedges.
Availability of Aircraft
Critical to CJL's business model is a supply of modern and cost effective aircraft that can service the various sectors required to fly the Resulting Issuer's planned route network. To achieve this objective, CJL has selected what it considers to be the best overall single-aisle aircraft to operate on all of its routes as a ULCC airline in Canada. Should these aircraft not be available in accordance with the CJL growth strategy or should the aircraft lease or maintenance costs increase drastically there could be an impact on the Resulting Issuer's growth strategy, cost structure and potential profitability.
Seasonal Nature of the Resulting Issuer's Business
The airline industry is seasonal. Based on a calendar year, the first quarter is usually the weakest, the end of the second quarter and start of the third quarter (June-August) the strongest, the shoulder months of the second and third quarter (April-May and September) slightly less than the prime period, with the fourth quarter better than the first quarter. While the Resulting Issuer plans launch operations during the second quarter, delays could occur, the impact of which would be less than expected revenue.
Government Intervention, Regulations, Rulings or Decisions
The airline industry is subject to extensive laws and regulation relating to, among other things, airline safety and security, provision of services, competition, environment and labour concerns. Government entities such as Transport Canada, the Competition Bureau, the Canadian Transportation Agency, and other domestic or foreign government entities may implement new laws or regulatory schemes, or render decisions, rulings or changes in tax policy that could have an adverse impact on the airline industry in general by significantly increasing the cost of airline operations, imposing additional requirements or operations, or reducing the demand for air travel, and could result in a material adverse effect.
The Resulting Issuer will be dependent on maintaining its operation certificates, permits or exemptions therefrom with the applicable regulatory authorities in Canada, the United States, Mexico and the Caribbean in order to operate its commercial air service. Laws relating to data collection on passengers and employees for security purposes and counterbalancing privacy legislation have increased industry costs of operations. Any material changes that add additional requirements to collecting, processing and filing data with, or otherwise reporting to, government agencies may materially impact the Resulting Issuer's business as to time and costs, and therefore, its operating results.

Terrorist Attacks and Security Measures
The September 11, 2001 terrorist attacks and subsequent terrorist activity have caused uncertainty in the minds of the traveling public. The occurrence of a major terrorist attack or attempted terrorist attack (whether domestic or international and whether involving the Resulting Issuer or another carrier or no carrier at all) and increasingly restrictive security measures could have a material adverse effect on passenger demand for air travel and on the number of passengers traveling on the Resulting Issuer's flights. It could also lead to a substantial increase in insurance, airport security and other costs. Any resulting reduction in passenger revenues and/or increases in insurance, security or other costs could result in a material adverse effect.
The increase in security measures and clearance times required for passenger travel could have a material adverse effect on passenger travel demand and the number of passengers the Resulting Issuer carries. Reduction in passenger numbers will impact negatively on the Resulting Issuer's revenues and results of operations.
A Localized Epidemic or Global Pandemic
A widespread outbreak of influenza or any other similarly communicable illness, occurring in the United States or Canada, or a World Health Organization travel advisory primarily relating to North American cities or regions could affect the Resulting Issuer's ability to continue full operations and could materially adversely affect the Resulting Issuer's customer demand for air travel. The Resulting Issuer cannot predict the likelihood of such a public health emergency nor the effect it may have on the Resulting Issuer's business or the market price of the Resulting Issuer Shares. However, any significant reduction in passenger traffic on the Resulting Issuer's flights could result in a material adverse effect.
Foreign Currency
The Resulting Issuer will be susceptible to currency fluctuations in the United States dollar arising from fluctuations in exchange rates, primarily with respect to its aircraft fleet plan. Proceeds raised under the Offering are in Canadian dollars and any additional funds that may be raised in the future are expected to be Canadian dollars, which could be affected by fluctuations in the United States dollar exchange rate with respect to any payment obligations which may arise.
Failure to Complete the Transaction
Completion of the Transaction is subject to numerous conditions to closing, including, but not limited to receipt of all necessary regulatory approvals and receipt of shareholder approval by the CJL and the Jet shareholders. In addition, shareholders of Jet will be asked to approve the Consolidation and the Continuance. There can be no assurance that the requisite corporate and regulatory approvals will be obtained. See "The Transaction".
Offering Price
The Offering Price was established by negotiation among Jet, CJL and the Agents and may not be indicative of the price at which the Resulting Issuer Shares will trade following the completion of the Offering.
Market Price
The market price of the Resulting Issuer Shares will be affected by a number of factors, including, but not limited to: (i) the overall condition of the financial and credit markets; (ii) interest rate volatility; (iii) the markets for similar securities; (iv) the financial condition, results of operation and prospects of the Resulting Issuer; (v) the publication of earnings estimates or other research reports and speculation in the press or investment community; (vi) the market price and volatility of the Resulting Issuer Shares; (vii) changes in the industry in which the Resulting Issuer operates and competition affecting the Resulting Issuer; and (viii) general market and economic conditions. The condition of the financial and credit markets and prevailing interest rates have fluctuated in the past and are likely to fluctuate in the future. Fluctuations in these factors could have an adverse effect on the market price of the Resulting Issuer Shares.
The price of the Resulting Issuer Shares may be significantly affected by the Resulting Issuer's financial condition or results of operations. Other factors unrelated to the performance of the Resulting Issuer that may have an effect on the price of the securities of the Resulting Issuer include the following: the extent of analytical coverage available to investors concerning the business of the Resulting Issuer may be limited if investment banks with research capabilities do not follow the Resulting Issuer's securities; lessening in trading volume and general market interest in the Resulting Issuer's securities may affect an investor's ability to trade significant numbers of securities of the Resulting Issuer; and the size of the Resulting Issuer's public float may limit the ability of some institutions to invest in the Resulting Issuer's securities. If an active market for the securities of the Resulting Issuer does not continue, the liquidity of an investor's investment may be limited and the price of the securities of the Resulting Issuer may decline.
Discretion in the Use of Proceeds
Jet and the Resulting Issuer intend to allocate the proceeds from the Offering as described above under "Available Funds and Use of Proceeds". However, the Resulting Issuer will have discretion in the actual application of these proceeds, and may elect to allocate proceeds differently from that described in "Available Funds and Use of Proceeds" if it believes it would be in the best interests of the Resulting Issuer to do so. The failure by the Resulting Issuer to apply these proceeds effectively could result in a material adverse effect and consequently could affect the price of the Resulting Issuer Shares on the open market. As a result of the foregoing, the success of the Resulting Issuer may be substantially dependent upon the discretion and judgment of the Resulting Issuer Board with respect to application and allocation of the net proceeds of the Offering. Investors will be entrusting their funds to the Resulting Issuer's management, upon whose judgment and discretion the investors must depend.
Limited Voting for Non-Qualified Canadians
To comply with restrictions imposed by federal law on foreign ownership of Canadian airlines, the articles of incorporation of CJL provide that, and the articles of the Resulting Issuer will provide that: (i) the Resulting Issuer Common Voting Shares may only be beneficially owned and controlled, directly or indirectly, by Qualified Canadians; and (ii) the Resulting Issuer Variable Voting Shares may only be beneficially owned or controlled, directly or indirectly, by non-Qualified Canadians. The Resulting Issuer Common Voting Shares will carry one (1) vote per share held. The Resulting Issuer Variable Voting Shares will carry one (1) vote per Resulting Issuer Variable Voting Share held, unless: (a) the number of issued and outstanding Resulting Issuer Variable Voting Shares exceeds 25% (or any greater percentage the Governor in Council may specify pursuant to the CTA) of the total number of all issued and outstanding Resulting Issuer Shares; or (b) the total number of votes cast by or on behalf of the holders of Resulting Issuer Variable Voting Shares at any meeting exceeds 25% (or any greater percentage that the Governor in Council may specify pursuant to the CTA) of the total number of votes that may be cast at such meeting. If either of the above noted thresholds is surpassed at any time, the vote attached to each Resulting Issuer Variable Voting Share will decrease automatically without further act or formality to equal the maximum permitted vote per Resulting Issuer Variable Voting Share such that: (x) under the circumstance described under (a) above, the Resulting Issuer Variable Voting Shares as a class shall not carry more than 25% (or any greater percentage that the Governor in Council may specify pursuant to the CTA) of the total voting rights attached to all issued and outstanding Resulting Issuer Shares; and (y) under the circumstance described under (b) above, the Resulting Issuer Variable Voting Shares as a class cannot, for a given shareholders meeting, carry more than 25% (or any greater percentage that the Governor in Council may specify pursuant to the CTA) of the total number of votes that can be exercised at the meeting.
The voting restrictions in the articles of amalgamation of the Resulting Issuer may discourage or delay "change of control" transactions by foreign Persons or the price at which a Person would be willing to pay to acquire Resulting Issuer Shares in a "change of control" transaction, which could adversely affect the price of Resulting Issuer Shares.
General Economic Conditions
The financial success of the Resulting Issuer may be sensitive to adverse changes in general economic conditions in Canada such as war, terrorist attacks, recession, inflation, labour disputes, demographic changes, weather or climate changes, unemployment and interest rates. Such changing conditions could reduce demand in the marketplace for the Resulting Issuer's services.
Consumers' Preference and Spending Trends
The Resulting Issuer's operating results may fluctuate significantly from period to period as a result of a variety of factors, including spending patterns of customers, competitive pricing and general economic conditions. There is no assurance that the Resulting Issuer will be successful in marketing its services, or that the revenues from the sale of such services will be significant. Consequently, the Resulting Issuer's revenues may vary by quarter, and the Resulting Issuer's operating results may experience fluctuations.

Lack of Marketing Alliances
Many airlines have marketing alliances with other airlines, under which they market and advertise their status as marketing alliance partners. These alliances generally provide for code-sharing, frequent flier program reciprocity, coordinated scheduling of flights to permit convenient connections and other joint marketing activities. Such arrangements permit an airline to market flights operated by other alliance members as its own. This increases the destinations, connections and frequency of flights offered by airlines and provides an opportunity to increase traffic on that airline's segment of flights connecting with alliance partners. CJL does not currently have any alliances and it is anticipated that the Resulting Issuer will not have any marketing alliances. The Resulting Issuer's lack of marketing alliances puts the Resulting Issuer at a competitive disadvantage to the MCDAs who are able to attract passengers through more widespread alliances, particularly on international routes, and that disadvantage may result in a material adverse effect.
Future Litigation
The Resulting Issuer may be subject to litigation arising out of its operations. Damages claimed under such litigation may be material or may be indeterminate, and the outcome of such litigation may materially impact the Resulting Issuer's business, results of operations, or financial condition. While the Resulting Issuer will assess the merits of any lawsuit and defend itself accordingly, it may be required to incur significant expense or devote significant financial resources to defending itself against such litigation. In addition, the adverse publicity surrounding such claims may result in a material adverse effect.
Single Aircraft Type Fleet
The Resulting Issuer's plans for a single aircraft type fleet makes the Resulting Issuer vulnerable to any problems associated with the fleet's engines or system technology. Transport Canada could suspend or restrict the use of the Resulting Issuer's aircraft in the event of any actual or perceived mechanical or design problems while it conducts its own investigation. The Resulting Issuer's future business would also be significantly harmed if the public avoids flying our aircraft due to an adverse perception of the aircraft utilized by the Resulting Issuer because of safety concerns or other problems, whether real or perceived, or in the event of an accident involving such type of aircraft.
Unionization or Increased Labour Costs
The Resulting Issuer intends to have a non-unionized workforce. In the event that unionization activities occur with its workforce, the Resulting Issuer will incur increased labour costs. Increased labour costs will negatively impact upon the Resulting Issuer's cost structure and will adversely affect the Resulting Issuer's ability to operate as a ULCC.
Airport User Fees and Air Navigation Fees
Increases in air navigation fees in Canada could have a negative impact on the Resulting Issuer's business and its financial results. Airport authorities continue to implement or increase various user fees that impact travel costs for passengers, including landing fees for airlines and airport improvement fees. Airport authorities generally have the unilateral discretion to implement and adjust such fees. The combined increased fees, and increases in rents under various lease agreements between airport authorities and the Government of Canada, which in many instances are passed through to air carriers and air travelers may negatively impact travel, in particular, discretionary travel.
No History of Dividends or Plan to Pay Dividends
Neither Jet nor CJL has ever paid a dividend nor made a distribution on any of their securities. Further, the Resulting Issuer may never achieve a level of profitability that would permit payment of dividends or other forms of distribution to its shareholders. Given the stage of the Resulting Issuer's business, it will likely be a long period before the Resulting Issuer could be in a position to declare dividends or make distributions to its investors. The payment of any future dividends by the Resulting Issuer will be at the sole discretion of the Resulting Issuer Board. Holders of Resulting Issuer Shares will be entitled to receive dividends only when, as, and if declared by the Resulting Issuer Board. The Resulting Issuer Board will determine future dividend policy based upon the Resulting Issuer's results of operations, financial condition, capital requirements and other circumstances.

APPENDIX "C"
INFORMATION CONCERNING JET METAL CORP. UPON
 COMPLETION OF THE TRANSACTION
The following information should be read in conjunction with the information concerning CJL and Jet appearing elsewhere in the Information Circular to which this Appendix "C" is attached. Unless otherwise defined in this Appendix "C", all capitalized terms shall have the meaning ascribed thereto in the Information Circular to which this Appendix "C" is attached.
CORPORATE STRUCTURE
Name, Address and Incorporation
Upon completion of the Transaction, Jet will change its corporate name to "Canada Jetlines Ltd." and carry on business as a CBCA corporation. See "The Jet Meeting - Continuance" for information regarding changes to the constating documents of Jet as a result of the Transaction and the differences with respect to securityholder rights and remedies between the BCBCA and the CBCA. The head office will be located at 327 - 5360 Airport South Road, Richmond, B.C. V7B 1B4 and the registered office will continue to be located at Suite 1240, 1140 West Pender Street, Vancouver, British Columbia V6E 4G1.
Intercorporate Relationships
Upon completion of the Transaction, Amalco will become a wholly-owned subsidiary of Jet. Amalco will be renamed "Canada Jetlines Operations Ltd." After the completion of the Transaction, the Resulting Issuer intends to divest its legacy mineral property assets and intends to either transfer or wind-up the subsidiaries of the Resulting Issuer except for Amalco. The following chart details the Resulting Issuer's intercorporate relationships.

CANADA JETLINES LTD.
(Canada)
100%
100%
100%
TARGET EXPLORATION & MINING CORP.
(British Columbia)
GEMINI METALS CORP.
(British Columbia)
CANADA JETLINES OPERATIONS LTD.
(Canada)
100%
CROSSHAIR ENERGY USA, INC.
(Nevada)
81%
The Bootheel Project, LLC
(Colorado)

NARRATIVE DESCRIPTION OF THE BUSINESS
Upon completion of the Transaction, Jet will carry on the business of CJL. See Appendix "B" – "Information Concerning CJL – Narrative Description of the Business".

DESCRIPTION OF THE SECURITIES
Following the Transaction, the Resulting Issuer will have two classes of shares, Resulting Issuer Common Voting Shares and Resulting Issuer Variable Voting Shares. The Resulting Issuer Common Voting Shares rank equally with the Resulting Issuer Variable Voting Shares with respect to dividends and the distribution of assets in the case of liquidation, dissolution or winding-up of Resulting Issuer or other distribution of Resulting Issuer's assets.
The Resulting Issuer Common Voting Shares carry one (1) vote per share held.
The Resulting Issuer Variable Voting Shares carry one (1) vote per Resulting Issuer Variable Voting Share held, unless (a) the number of issued and outstanding Resulting Issuer Variable Voting Shares exceeds 25% (or any greater percentage the Governor in Council may specify pursuant to the CTA) of the total number of all issued and outstanding Resulting Issuer Shares, or (b) the total number of votes cast by or on behalf of the holders of Resulting Issuer Variable Voting Shares at any meeting exceeds 25% (or any greater percentage that the Governor in Council may specify pursuant to the CTA) of the total number of votes that may be cast at such meeting.
If either of the above noted thresholds is surpassed at any time, the vote attached to each Resulting Issuer Variable Voting Share will decrease automatically without further act or formality to equal the maximum permitted vote per Resulting Issuer Variable Voting Share such that (i) under the circumstance described under (a) in the paragraph above, the Resulting Issuer Variable Voting Shares as a class shall not carry more than 25% (or any greater percentage that the Governor in Council may specify pursuant to the CTA) of the total voting rights attached to all issued and outstanding Resulting Issuer Shares; and (ii) under the circumstance described under (b) in the paragraph above, the Resulting Issuer Variable Voting Shares as a class cannot, for a given shareholders meeting, carry more than 25% (or any greater percentage that the Governor in Council may specify pursuant to the CTA) of the total number of votes that can be exercised at the meeting.
Each issued and outstanding Resulting Issuer Variable Voting Share shall be automatically converted into one (1) Resulting Issuer Common Voting Share, without any further act on the part of Resulting Issuer or the holder of such Resulting Issuer Variable Voting Share, if (i) such Resulting Issuer Variable Voting Share is or becomes beneficially owned and controlled, directly or indirectly, by a Qualified Canadian, or (ii) the provisions contained in the CTA relating to foreign ownership restrictions are repealed and not replaced with other similar provisions. Each issued and outstanding Resulting Issuer Common Voting Share shall be automatically converted into one (1) Resulting Issuer Variable Voting Share, without any further act on the part of Resulting Issuer or the holder of such Resulting Issuer Voting Share, if such Resulting Issuer Common Voting Share is or becomes beneficially owned or controlled, directly or indirectly, by a holder who is not a Qualified Canadian.
PRO FORMA CONSOLIDATED CAPITALIZATION
Pro-Forma Consolidated Capitalization
DESIGNATION OF SECURITY	AMOUNT AUTHORIZED OR TO BE AUTHORIZED	AMOUNT OUTSTANDING AFTER GIVING EFFECT TO THE CONSOLIDATION, THE TRANSACTION AND THE OFFERING(1)
Resulting Issuer Shares	Unlimited	53,812,739
Notes:
(1)	On a partially diluted basis, assuming the issuance of (i) 14,246,559 Resulting Issuer Shares to CJL Shareholders, (ii) 20,000,000 Resulting Issuer Shares issued pursuant to the Offering; (iii) 333,333 Resulting Issuer Shares for the Debt Settlement; and (iv) 420,547 Resulting Issuer Shares to Cambrian. The number, price and terms of securities issued pursuant to the Offering, and the gross proceeds therefrom are subject to change, to the extent agreed upon in writing by CJL and Jet.
(2)	Assuming the completion of the Consolidation, the Transaction and the Offering, the Resulting Issuer will have (i) 5,275,000 Resulting Issuer Options; and (ii) 29,529,681 Resulting Issuer Warrants.
(3)	Assuming the completion of the Consolidation, the Transaction and the Offering, the Resulting Issuer will have a deficit of $9,802,704.
(4)	The number, price and terms of securities issued pursuant to the Offering, and the gross proceeds therefrom are subject to change, to the extent agreed upon in writing by CJL and Jet.

Fully Diluted Share Capital
The following table sets out the number and percentage of securities of the Resulting Issuer proposed to be outstanding on a fully diluted basis after giving effect to the Offering for gross proceeds of $6,000,000, the Consolidation and the Transaction:
	JET SHARES OUTSTANDING (FULLY DILUTED)
	Number	Percentage %

Current Holders of Jet Shares	18,812,300	21.23%
Resulting Issuer Shares issued in Offering	20,000,000(1)	22.57%
Resulting Issuer Shares issued for the Debt Settlement	333,333	0.38%
Resulting Issuer Shares issued to CJL Shareholders	14,246,559	16.08%
Resulting Issuer Shares issued to Cambrian	420,547	0.47%
Resulting Issuer Shares issued upon exercise of Resulting Issuer Warrants	29,529,681	33.32%
Resulting Issuer Shares issued upon exercise of Resulting Issuer Options	5,275,000(2)	5.95%
Total	88,617,420	100%
Notes:
(1)	The number, price and terms of securities issued pursuant to the Offering, and the gross proceeds therefrom are subject to change, to the extent agreed upon in writing by CJL and Jet.
(2)	Jet currently has nil Jet Options outstanding, CJL has 600,000 CJL Options outstanding (which will be exchanged for 1,125,000 Resulting Issuer Options) and the Resulting Issuer intends to issue 4,600,000 Resulting Issuer Options to incoming or existing directors, officers, consultants and employees the day after Closing of the Transaction.

AVAILABLE FUNDS AND PRINCIPAL PURPOSES
Funds Available
After giving effect to the Transaction and assuming completion of the Offering for gross proceeds of $6,000,000 the unaudited pro forma working capital of the Resulting Issuer would be approximately $6,392,357 as at May 31, 2016.
	JET AS AT MAY 31, 2016	CJL AS AT MAY 31, 2016	AFTER GIVING EFFECT TO THE OFFERING AND THE TRANSACTION(1)
Working Capital (Deficiency) (unaudited)	$1,411,333	$(601,046)	$6,392,357
Note:
(1)	Assuming that net proceeds of $5,567,945 are raised pursuant to the Offering ($6,000,000 gross proceeds less $432,055 in finder's fees). The number, price and terms of securities issued pursuant to the Offering, and the gross proceeds therefrom are subject to change, to the extent agreed upon in writing by CJL and Jet.
Principal Purposes of Funds
The Resulting Issuer will use the funds available upon completion of the Transaction to further the business objectives of CJL, as described in Appendix "B" – "Information Concerning CJL". Utilization of funds is anticipated to be as follows:

Activity
Plan & Execute Phase 1 Marketing Strategy	$500,000
Launch website for merchandising and destination content	$350,000
Execute Human Resource Plan	$200,000
Execute Phase 1 of Reservation System procurement	$400,000
Complete the Canadian Transportation Agency licensing process, including achieving a 705 Air Operator Certificate	$100,000
Phase 1 Aircraft Launch activities including acquisition of initial two aircraft	$2,000,000
Launch Phase 1 Air Crew and Cabin Crew recruiting and equipping	$250,000
Execute operations systems acquisition project	$250,000
Transaction Costs	$150,000
Estimated 12-month General & Administrative Expenses	$1,800,000 (1)
Working Capital	$392,358
TOTAL	$6,392,357(2)
Notes:
(1)	Inclusive of: compensation of FTE employees leading up to the period of operations, including executive salaries, marketing, finance and administration; consulting; insurance; facilities rental and improvements; property taxes; legal; audit; accounting; employee benefits; information technology equipment, services, training and software, vehicle leases and rentals; general office; and travel.
(2)	Assuming (i) existing net working capital position of $810,287 and (ii) that net proceeds of $5,567,945 are raised pursuant to the Offering ($6,000,000 gross proceeds less $432,055 in finder's fees). The number, price and terms of securities issued pursuant to the Offering, and the gross proceeds therefrom are subject to change, to the extent agreed upon in writing by CJL and Jet.
The Resulting Issuer's business objectives and milestones are those of CJL. See Appendix "B" – "Information Concerning CJL – "Canada CJL Ltd. – Description of the Business – Business Plan, Objectives and Milestones." Management believes that the funds available upon the completion of the Offering are sufficient to accomplish the Phase One Milestones. Additional funds will be required from future debt or equity financing to complete the Phase Two Milestones.
Until required for the Resulting Issuer's purposes, the net proceeds of the Offering will only be invested in securities of, or those guaranteed by, the Government of Canada or any Province or Territory of Canada or the Government of the United States of America or in certificates of deposit or interest bearing accounts of Canadian chartered banks, trust companies or credit unions.
Although the Resulting Issuer intends to use the net proceeds from the Offering for the purposes set forth above, the Resulting Issuer reserves the right to use such net proceeds for other purposes to the extent that circumstances, including unforeseen events, and other sound business reasons, make such use necessary or prudent.
For the fiscal year ended December 31, 2015, CJL had negative operating cash flow as CJL was a start-up company and thus had no operating revenue. Similarly, for the fiscal year ended April 30, 2015, Jet had negative operating cash flow as Jet was an exploration stage mineral resource company and thus had no operating revenue. Consequently, upon completion of the Transaction and the Offering, it is expected that the Resulting Issuer will continue to have negative operating cash flow for the foreseeable future. Accordingly, the proceeds of the Offering will be used to fund the proposed expenditures as set out above and together with existing cash resources will be utilized to fund ongoing activities.

Dividend Policy
There will be no restrictions in the Resulting Issuer's articles or elsewhere which would prevent the Resulting Issuer from paying dividends following the completion of the Transaction. The Resulting Issuer Shares are entitled to an equal share in any dividends declared and paid. It is anticipated, however, that available funds will be used to develop the Resulting Issuer's business, and management does not contemplate that any dividends will be paid in the foreseeable future.
PRINCIPAL SECURITYHOLDERS
No securityholder is anticipated to own, directly or indirectly, or exercise control or direction over more than 10% of any class of voting securities of the Resulting Issuer after giving effect to the Transaction.

DIRECTORS, OFFICERS AND PROMOTERS
Directors and Officers of the Resulting Issuer upon Completion of the Transaction
The following table sets out the names, place of residence, occupations, and proposed positions with the Resulting Issuer, and securities held by those persons proposed to be the directors and officers of the Resulting Issuer, after giving effect to the Transaction. As a group, the directors and officers of the Resulting Issuer following completion of the Transaction are expected to beneficially own either directly or indirectly (or exercise control over) 6,228,389 Resulting Issuer Shares, which will constitute approximately 11.57% of the issued and outstanding Resulting Issuer Shares following completion of the Transaction and the Consolidation.
NAME AND PROVINCE/STATE AND COUNTRY OF RESIDENCE	POSITION(S) TO BE HELD WITH THE RESULTING ISSUER FOLLOWING COMPLETING OF THE TRANSACTION	PRINCIPAL OCCUPATION DURING PAST FIVE YEARS	PRIOR DIRECTORSHIP TERM WITH JET OR CJL	RESULTING ISSUER SHARES BENEFICIALLY OWNED, EITHER DIRECTLY OR INDIRECTLY (OR OVER WHICH CONTROL IS EXERCISED) AFTER GIVING EFFECT TO THE CONSOLIDATION AND THE TRANSACTION(1)(2)
Mark J. Morabito British Columbia, Canada	Director, Executive Chairman	Founder & Chief Executive Officer of King & Bay West Management Corp. since December 2009.
Director of Jet December 10, 2015; President & CEO of Jet since November 27, 2015; previously Director of Jet from November 1998 to August 2013;  previously Executive Chairman of Jet from March 2010 to August 2013
2,319,980(3) (4.31%)
Daniel James Scott British Columbia, Canada C	Director, Chief Executive Officer	CEO of CJL since August 2013; Airline Pilot, Aviation Consultant and Police Officer from September 1985 to July 2013.	Director and Chairman of CJL from August 2012; CEO from August 2013	1,900,002 (3.53%)
Rejean Bourque Quebec, Canada	Director	Senior Vice President of Marsh Canada Limited since 2006	Director of CJL from June 8, 2015.	Nil (0%)
Donald Sorochan British Columbia, Canada	Director	Practicing lawyer at the law firm, Miller Thomson LLP since1972	Director of CJL from September 24, 2014	90,000 (0.17%)

NAME AND PROVINCE/STATE AND COUNTRY OF RESIDENCE	POSITION(S) TO BE HELD WITH THE RESULTING ISSUER FOLLOWING COMPLETING OF THE TRANSACTION	PRINCIPAL OCCUPATION DURING PAST FIVE YEARS	PRIOR DIRECTORSHIP TERM WITH JET OR CJL	RESULTING ISSUER SHARES BENEFICIALLY OWNED, EITHER DIRECTLY OR INDIRECTLY (OR OVER WHICH CONTROL IS EXERCISED) AFTER GIVING EFFECT TO THE CONSOLIDATION AND THE TRANSACTION(1)(2)
Deborah Robinson Ontario, Canada	Director	Managing Director and Founder, Bay Street HR since 2001.	None	Nil (0%)
Mark Lotz British Columbia, Canada	Director	Self-employed Chartered Accountant since 1998.	Director of Jet from April 2014	Nil (0%)
Dixon Lawson British Columbia Canada	Vice President Strategic Planning and Cost Control	Chief Administrative Officer of CJL since August 2013; President, DW Lawson Consulting Ltd. from August 2004 to July 2013	Director of CJL from May 2013; Chief Administrative Officer from August 1, 2013	1,227,501(4) (2.28%)
Rick Lang British Columbia Canada	Chief Operating Officer	Chief Operating Officer of CJL since October 2014; Retired from January 2009 to September 2014; VP Service Delivery, Air Astana 2007-2008	Chief Operating Officer of CJL from October 10, 2014	150,000 (0.28%)
John Korenic British Columbia Canada	Vice President, Commercial and IT	Chief Commercial Officer of CJL since January 2015; Director of Aviation Marking, Vancouver International Airport Authority from January 1999 to November 2014	Chief Commercial Officer of CJL from January 2015	112,500 (0.21%)
John Sutherland British Columbia Canada	Director
CFO and Vice President, Human Resources since July 2015, Director of CJL since November 2014, CFO of Grande West Transport from March 2013 to April 2015; VP and CFO of Goldgroup Mining Inc. from February 2007 to November 2012.
			Director from November 2014 Chief Financial Officer and Vice President, Human Resources and Director of CJL from July 2015.	142,500 (0.26%)

NAME AND PROVINCE/STATE AND COUNTRY OF RESIDENCE	POSITION(S) TO BE HELD WITH THE RESULTING ISSUER FOLLOWING COMPLETING OF THE TRANSACTION	PRINCIPAL OCCUPATION DURING PAST FIVE YEARS	PRIOR DIRECTORSHIP TERM WITH JET OR CJL	RESULTING ISSUER SHARES BENEFICIALLY OWNED, EITHER DIRECTLY OR INDIRECTLY (OR OVER WHICH CONTROL IS EXERCISED) AFTER GIVING EFFECT TO THE CONSOLIDATION AND THE TRANSACTION(1)(2)
Carlo Valente British Columbia, Canada	Chief Financial Officer
Executive Vice President, Business Development of King & Bay West Management Corp. since March 2012; Director at PricewaterhouseCoopers LLP from June 2006 to November 2011 and Managing Director from December 2011 to March 2012.
			None	90,555 (0.17%)
Olen Aasen British Columbia, Canada	Vice President, Legal	Practicing corporate and securities lawyer since 2007.	None	58,666 (0.11%)
Notes:
(1)	On a partially diluted basis, assuming the issuance of (i) 14,246,559 Resulting Issuer Shares to CJL Shareholders, (ii) 20,000,000 Resulting Issuer Shares issued pursuant to the Offering; (iii) 333,333 Resulting Issuer Shares for the Debt Settlement; and (iv) 420,547 Resulting Issuer Shares to Cambrian. The number, price and terms of securities issued pursuant to the Offering, and the gross proceeds therefrom are subject to change, to the extent agreed upon in writing by CJL and Jet.
(2)	Assuming no shares are purchased by these persons under the Offering.
(3)	Includes shares held by King & Bay West Management Corp. and MJM Consulting Corp., entities controlled or directed by Mr. Morabito.
(4)	Includes shares held by D.W. Lawson Consulting Inc., entities controlled or directed by Mr. Lawson.

Audit Committee
The members of the Audit Committee of the Resulting Issuer upon completion of the Transaction will be John Sutherland, Rejean Bourque, and Mark Lotz. It is expected that each of the members of the Audit Committee will be independent of the Resulting Issuer. To be considered independent, a member of the Audit Committee must not have any direct or indirect "material relationship" with the Resulting Issuer. A material relationship is a relationship which could, in the view of the board of directors of the Resulting Issuer, be reasonably expected to interfere with the exercise of a member's independent judgment. All members of the Audit Committee of the Resulting Issuer upon completion of the Transaction are financially literate.  To be considered financially literate, a member of the Audit Committee must have the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Resulting Issuer's financial statements. See "Management" below for the qualifications of each of the potential members of the Audit Committee.
The mandate of the Audit Committee will be to ensure the Resulting Issuer effectively maintains the necessary management systems and controls to allow for timely and accurate financial reporting, to meet all relevant regulatory requirements, and to identify ways to continuously improve management systems and controls.
For additional information regarding the Audit Committee, see Jet's 2015 Annual Information Form on Form 20-F (the "20-F") for the year ended April 30, 2015 under the heading, "Audit Committee", including a copy of the audit committee charter which is attached to the 20-F. The 20-F is available under Jet's profile at www.sedar.com.  Upon request, the Company will promptly provide a copy of the 20-F free of charge to any securityholder of the Company.
Management
The following list details biographical information for each proposed member of management and the Resulting Issuer Board.
Mark J. Morabito (Age 49), BA, JD, Director and Executive Chairman – Mr. Morabito has over fifteen years' experience in public markets and extensive experience in capital-raising and corporate development. Mr. Morabito founded and has been the principal driving force behind a number of successful resource development companies including Alderon Iron Ore Corp., Excelsior Mining Corp. and others. He led the team that struck an off-take agreement with Hebei, China's largest steel producer, worth over $400 million.  Mr. Morabito has a BA from Simon Fraser University and completed his J.D. at the University of Western Ontario. It is anticipated that Mr. Morabito will devote approximately 40% of his professional time to the Resulting Issuer.  Mr. Morabito's services will be provided on a consulting basis and the terms of his consulting agreement are expected to include a confidentiality agreement and a non-competition agreement.
Daniel James Scott (Age 55), BGS, MA & ATPL, Director and Chief Executive Officer – Mr. Scott is one of the founders of CJL has been working on the business model since 2005.  With over 25 years of aviation experience in North America, Europe and Asia his experience includes regional jet airline operations as a pilot for Time Air (Canadian Regional Airlines) in Western Canada and as a jet airline captain for Transport Aérien Transrégional contracted to operate flights for Air France throughout Europe, and major airline operation experience as a Boeing 747-400 pilot for Cathay Pacific Airways on worldwide routes. While at Cathay Pacific Airways, Mr. Scott specialized in transport category aircraft performance at airports, specifically being involved in winter operations. As an aviation consultant he provided airline culture & safety management training to aviation companies, oversaw a major university airline feasibility study, and performed pilot testing as a Transport Canada appointed examiner. Mr. Scott holds a Canadian Airline Transport Pilots Licence endorsed for the Fokker F28 regional jet, the Boeing 747-200, and the Boeing 747-400, has 9000 hours flying experience, and is appointed by Transport Canada as a pilot examiner. He holds a Bachelor's Degree that includes the study of aviation and aircraft performance, and a Masters of Arts Degree that focused on cybercrime and corporate network intrusion prevention, both from the University of the Fraser Valley in Canada.
In addition to his aviation experience, Mr. Scott has an extensive leadership background in project start-ups, leading organizations, and financial oversight. Previously, he was a senior planner for the 2010 Vancouver Winter Olympic Games involved in organizational structure and communications, Vice-President of an airline start-up venture (Nexus Project), local Chairperson for the Canadian Airline Pilots Association, founder and initial Chairperson for the Canadian Hong Kong Aircrew Association Officers' Pension Program that now has $120 million of assets, EDA President for the Conservative Party of Canada (WRSSC), Director for the Better Business Bureau of Mainland BC Vancouver, Director for the Society for the Policing of Cyberspace, and he ran a financial investigation unit for the Vancouver Police Department including working regularly with the BC Securities Commission and other financial regulators.   It is anticipated that Mr. Scott will devote approximately 95% of his professional time to the Resulting Issuer. The terms of Mr. Scott's employment agreement include a confidentiality agreement and a non-solicitation clause.
Rejean Bourque (Age 61), BAA, ICD.D, Director – Mr. Bourque has been a member of the management team of Marsh Canada since 2006, playing a leading role in risk management and financial products, heading surety and credit insurance practices in Montreal; a member of Marsh Canada's Global Infrastructure‐Construction and Lenders Insurance and advising expert groups. He has held executive positions in investor relations and spokesperson with financial markets with Bombardier as Vice President of Investor Relations (2002‐ 2006) and Government Relations (1988 – 2006). Mr. Bourque has expertise in financial engineering, namely corporate finance, sales, project and international financing and also applied to a large number of government financings. He has over 20 years of experience in domestic and international markets, in implementing and managing large and innovative financing transactions.  Mr. Bourque is an excellent communicator and negotiator with recognized skills in personnel training and mentoring, giving importance to community involvement.  It is anticipated that Mr. Bourque will devote approximately 10% of his professional time to the Resulting Issuer. Mr. Bourque has not entered into a confidentiality agreement or a non-competition agreement with the Resulting Issuer.
Donald Sorochan (Age 71), BA, LLB QC, Director - Mr. Sorochan was called to the Bar of British Columbia in 1972 and joined Swinton & Company, the predecessor of Miller Thomson, Vancouver. As one of the firm's senior partners, his practice encompasses the areas of securities, criminal defence work, commercial and construction litigation, administrative law, and criminal prosecution for both the federal and provincial governments. Mr. Sorochan's advocacy work has resulted in several landmark decisions in Canadian law in those areas. After obtaining his Bachelor of Arts degree from the University of Alberta (B.A., 1966), Mr. Sorochan graduated from the University of British Columbia Faculty of Law (LL.B., 1971). He was called to the Bar of Yukon in 1990 and was appointed Queen's Counsel (British Columbia) in 1990. It is anticipated that Mr. Sorochan will devote approximately 10% of his professional time to the Resulting Issuer. Mr. Sorochan has not entered into a confidentiality agreement or a non-competition agreement with the Resulting Issuer.
Deborah Robinson (Age 53), Director - Ms. Robinson is the founder and President of Bay Street HR, an outsourced human resources service provider to small and mid-sized financial and professional service firms. Prior to founding Bay Street HR, Ms. Robinson was Executive Director at CIBC World Markets, where she oversaw human resources for global Investment Banking, Merchant Banking and Loan Products. She also held senior HR positions at Fidelity Investments and American Express in Boston and New York City. Ms. Robinson sat on the board of Frontline Technologies Inc., a TSX-listed company, and was also a member of the Human Resources Committee, of which she was later named Chairperson. Ms. Robinson has been serving on the board of Best Buddies Canada, a non-profit charitable organization, as Director and Chairperson of the Human Resources and Governance Committee. A graduate of the Directors Education Program at the Institute of Corporate Directors, she has earned its ICD.D designation. It is anticipated that Ms. Robinson will devote approximately 10% of her professional time to the Resulting Issuer. Ms. Robinson has not entered into a confidentiality agreement or a non-competition agreement with the Resulting Issuer.

Mark Lotz (Age 52), Director - Mr. Lotz is a Chartered Accountant with 18 years of experience primarily in the minerals industry and related securities businesses. He has held CFO positions with several well-known mining and exploration companies including African Queen Mines, Sacre-Coeur Minerals, Ltd., and Prophecy Resources Corp. He has also served as a senior executive officer for two Vancouver based securities firms and a financial compliance officer for the Vancouver Stock Exchange. Mr. Lotz holds a Bachelor's degree in Business Administration with a joint major in Economics. It is anticipated that Mr. Lotz will devote approximately 10% of his professional time to the Resulting Issuer. Mr. Lotz has not entered into a confidentiality agreement or a non-competition agreement with the Resulting Issuer.
John Sutherland (Age 66), CPA, CGA, Director – Mr. Sutherland is a finance and operations executive and corporate director with experience in building public and private companies. Mr. Sutherland has taken 12 companies public and raised over $250 million in equity and debt financing.  Mr. Sutherland's previous career history includes: Chief Accountant – BC Sugar (1971 – 1978), Controller and Treasurer – AMAX of Canada and Canada Tungsten (1978 – 1983), Site General Manager and CFO – Sonora Gold (1983 – 1986), Partner and Vice President - Dimension House International, a venture capital firm (1986 – 1988), Corporate Director and Financial Consultant (1989-1993), Vice President, Operations and Finance - D.A. Townley, a benefits administration firm (1993 – 1995), Vice President, Finance and CFO – Arequipa Resources (1996 – 1997), President and CEO – ASC Avcan Systems (1997 – 2001), Project Manager – International Absorbents (2001 - 2002), Executive Director – Arthritis Research Centre of Canada (2002 – 2003), Founder, Vice President and CFO – Tekion, Inc. (2003-2006), Vice President and CFO – Goldgroup Mining (2007 – 2012) and CFO - Grande West Transportation Group Inc. (2013-2015), a bus manufacturer utilizing global trade to meet market demands for public transit.
Mr. Sutherland has served on numerous public company boards listed on the TSX.V, TSX and NYSE MKT exchanges as an independent director, specializing in audit committees and corporate governance with specific expertise in operations and M&A including 3 transactions totaling $1.8 billion being the take-overs of: Arequipa Resources (CFO) by Barrick Gold, Aquiline Resources by Pan American Silver and International Absorbents by Kinderhook. It is anticipated that Mr. Sutherland will devote approximately 10% of his professional time to the Resulting Issuer. The terms of Mr. Sutherland's employment agreement include a confidentiality agreement and a non-solicitation clause.

Dixon Lawson (Age 64), OMM, CD, MPM, PMP, PCIP, Vice President Strategic Planning - Mr. Lawson is a professional project manager and a former field officer in the Canadian Military. He has a Master's Degree in Project Management (MPM) and maintains his currency as a certified Project Management Professional (PMP). He is using his applied Military Science Diploma, from Cranfield University, Shrivenham, UK, to assist with his work in the technical planning and operational planning of CJL build-out and transition to the revenue stage. Mr. Lawson has well developed Portfolio/Program/Project Management knowledge and skills. He has a strong background in operational planning and support activities, managing risk, executing strategy and plans, and integrating multiple projects to achieve Program goals. He has worked on a number of large projects and programs covering a range of equipment projects of $50 - $80 million, building infrastructure project of $50 million, and a Supply Chain re-engineering project with savings valued at $200 million.
For three years Mr. Lawson was the Program Manager for security of the 2010 Vancouver Olympic Winter Games Security program where he worked as a member of the Royal Canadian Mounted Police executive management team to integrate more than 40 projects affecting the preparation and planning for security. His work impacted approximately $200 million of spending of the $525 million allocated for security.  It is anticipated that Mr. Lawson will devote approximately 95% of his professional time to the Resulting Issuer. The terms of Mr. Lawson's employment agreement include a confidentiality agreement and a non-solicitation clause.
John Korenic (Age 63), BSC, MBA, Vice President Commercial & IT – Mr. Korenic's role encompasses a wide range of commercial activities including route planning, sales and marketing, revenue generation/management including ancillary revenues, reservations, forecasting, communications and community relations. Mr. Korenic has nearly 30 years aviation experience, most recently 16 years with the Vancouver Airport Authority and prior to those 13 years with Canadian Airlines and Wardair. He is highly regarded in the industry for his broad and extensive knowledge. John has also twice been a sessional lecturer at the University of British Columbia on Air Transport Management and Policy and has participated on various tourism boards and chaired a number of committees. Mr. Korenic obtained a BSc from the University of Calgary, and an MBA degree from the University of British Columbia.
With the Vancouver Airport Authority Mr. Korenic re-launched YVR's business development and marketing strategies to make YVR one of North America's leading airports. The focus was to create an environment conducive to airlines considering YVR as a new or growth opportunity. This was evidenced by successfully attracting 12 major international airlines to YVR. In partnership with an array of airlines, John spearheaded the development and implementation of innovative and successful joint marketing programs. As Director of Alliances with Canadian Airlines, Mr. Korenic was accountable for the development, expansion and ongoing management of the airline's alliances. Prior to that role he was involved in various facets of the airline including operations, route planning, international affairs and marketing. His key accomplishments included the development of 5-year strategic plans and the restructuring of its route networks.  It is anticipated that Mr. Korenic will devote approximately 95% of his professional time to the Resulting Issuer. The terms of Mr. Korenic's employment agreement include a confidentiality agreement and a non-solicitation clause.
Rick Lang (Age 68), BSc., Chief Operating Officer – Mr. Lang is an experienced airline executive specializing in airport operations, airline start-ups, and in-flight services including managing the flight attendant work force. Mr. Lang was the Vice–President of Service Delivery for the start-up airline Air Astana in Kazakhstan, an airline with scheduled service using the Boeing 767, Boeing 757, Airbus A319, Airbus A320, Airbus A321 and Embraer 190 aircraft. Previously, Mr. Lang was in-charge of World-Wide Airport Operations for Cathay Pacific Airways, Hong Kong, a position classified as General Manager in Asia, or Vice-President by North American terms. In this role Mr. Lang controlled a U.S. $200 million budget for Cathay Pacific Airways' 45 airport operations throughout the world. Between 1993 and 2000 Mr. Lang was the Director of In-flight Service Development & Standards for Cathay Pacific Airways. Mr. Lang has also held the position of Vancouver Base Manager of Cabin Crew for Canadian Airlines and Wardair. Mr. Lang holds a Bachelor of Science degree from Simon Fraser University, Canada, and has undergone business studies at Instead University, France.  It is anticipated that Mr. Korenic will devote approximately 95% of his professional time to the Resulting Issuer. The terms of Mr. Lang's employment agreement include a confidentiality agreement and a non-solicitation clause.
Carlo Valente (Age 40), CPA, CA, Chief Financial Officer – Mr. Valente is a chartered accountant with a background in corporate transactions, public markets and accounting obtained over a fifteen-year span with the

Vancouver and Milan offices of PricewaterhouseCoopers. He is currently the CFO of Excelsior Mining and Logan Resources and Executive VP of Business Development at King & Bay West.  Mr. Valente graduated from Simon Fraser University in 1997 with a BBA and obtained his CA designation in 2000. He is a member of both the Institute of Chartered Accountants of British Columbia and the Canadian Institute of Chartered Accountants. It is anticipated that Mr. Valente will devote approximately 70% of his professional time to the Resulting Issuer.  The services of Mr. Valente will be provided under the King & Bay West Agreement and such agreement includes a confidentiality agreement and a non-competition agreement.
Olen J. Aasen (Age 33), J.D., Vice President, Legal – Mr. Aasen is a practicing corporate and securities lawyer. He is currently Executive VP and General Counsel with King & Bay West Management Corp., a management company that provides management services to companies in the resource sector. Mr. Aasen is also the Corporate Secretary of Alderon Iron Ore Corp. (TSX: ADV / NYSE MKT: AXX). Mr. Aasen began his career as an associate in the securities and business law group of Blake, Cassels & Graydon LLP where he gained significant experience with respect to public companies, capital markets, securities laws and the natural resources sector. He obtained his J.D. from the University of British Columbia in 2006 and is a member of the British Columbia Bar. It is anticipated that Mr. Aasen will devote approximately 25% of his professional time to the Resulting Issuer.  The services of Mr. Aasen will be provided under the King & Bay West Agreement and such agreement includes a confidentiality agreement and a non-competition agreement.
Corporate Cease Trade Orders
No proposed director or executive officer of the Resulting Issuer, as constituted upon completion of the Transaction is, as of the date hereof, or was within ten years before the date hereof, a director, chief executive officer or chief financial officer of any company, that:
(a)
was subject to a cease trade order, an order similar to a cease trade order, or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or

(b)
was subject to a cease trade order, an order similar to a cease trade order, or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

Bankruptcies and Other Proceedings
No proposed director or executive officer of the Resulting Issuer as constituted upon completion of the Transaction, or a shareholder anticipated to hold a sufficient number is securities of the Resulting Issuer as constituted upon completion of the Transaction to affect materially the control of the Resulting Issuer as constituted upon completion of the Transaction:
(a)
is, as of the date hereof, or has been within the ten years before the date hereof, a director or executive officer of any company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b)
has, within the ten years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

Ms. Deborah Robinson was a director and chair of Frontline Technologies Inc. On January 3, 2013, Frontline Technologies Inc. filed an assignment into bankruptcy with the Official Receiver of all of Frontline Technologies Inc.'s property for the general benefit of its creditors pursuant to the Bankruptcy and Insolvency Act (Canada), which assignment became effective January 4, 2013.
In 2008, Mr. Lotz was subject to a proceeding by the Investment Dealers Association of Canada (now Investment Industry Regulatory Organization of Canada ("IIROC")). On January 5, 2009, An IIROC appeal panel found Mr. Lotz to have committed a negligent omission that violated IIROC bylaws by failing to disclose an outside business activity in a registration form and failing to disclose that he had become the Chief Financial Officer of a publicly traded company. As a result of this decision, Mr. Lotz was subject to fines totalling $20,000 and required to write and pass the examination based on the Partners, Directors and Officers Course administered by the Canadian Securities Institute.
Penalties or Sanctions
Except as disclosed below, no proposed director or executive officer of the Resulting Issuer as constituted upon the completion of the Transaction, or a shareholder anticipated to hold a sufficient number is securities of the Resulting Issuer as constituted upon the completion of the Transaction to affect materially the control of the Resulting Issuer as constituted upon completion of the Transaction, has been subject to:
(a)
any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision;
Mr. John Sutherland entered into a Settlement Agreement in February 1998 with the Alberta Securities Commission as a result of the late filing of insider reports. Mr. Sutherland paid a fine of $500 to the Alberta Securities Commission and agreed to be more diligent in complying with his responsibilities to report trades in a timely manner under applicable securities laws.
Conflicts of Interest
There are potential conflicts of interest to which the proposed directors, officers and promoters of the Resulting Issuer will be subject with respect to the operations of the Resulting Issuer as constituted upon completion of the Transaction. Certain of the proposed directors and/or officers serve as directors and/or officers of other companies or have significant shareholdings in other companies. Situations may arise where the directors, officers and promoters of the Resulting Issuer will be engaged in direct competition with the Resulting Issuer as constituted upon the completion of the Transaction. Any conflicts of interest will be subject to and governed by the law applicable to directors' and officers' conflicts of interest, including the procedures prescribed by the CBCA. The CBCA requires that directors and officers of the Resulting Issuer as constituted upon completion of the Transaction, who are also directors or officers of a party which enters into a material contract with the Resulting Issuer or otherwise have a material interest in a material contract entered into by the Resulting Issuer as constituted upon completion of the Transaction, must disclose their interest and, in certain instances, refrain from voting on any resolution of the Resulting Issuer's directors to approve the contract.
Other Reporting Issuer Experience
The following table sets out the proposed directors, officers and promoters of the Resulting Issuer that are, or have been within the last five years, directors, officers or promoters of other reporting issuers.

NAME	NAME & JURISDICTION OF REPORTING ISSUER	NAME OF EXCHANGE OR MARKET	POSITION	TERM
Mark J. Morabito
Excelsior Mining Corp.
 (British Columbia)
Alderon Iron Ore Corp.
 (British Columbia)

Roughrider Exploration Ltd.
 (British Columbia)
Logan Resources Ltd.
 (British Columbia)
Ridgemont Iron Ore Corp.
 (British Columbia)
Midlands Minerals Corporation
 (Ontario)
Savary Gold Corp.
 (British Columbia)
Silver Quest Resources Ltd.
 (British Columbia)
Santa Fe Metals Corp.
 (British Columbia)
		TSXV, OTCQX TSX, NYSE MKT, TSXV TSXV TSXV TSXV TSXV TSXV TSXV TSXV	Chairman, Director Chairman, Director, President & CEO Director Director Chairman, Director, President & CEO Director Director Director Director Director	Apr. 2007-Present Dec. 2009-Present Nov. 2014-Present Sept. 2010-July 2012 Nov. 2010-June 2013 June 2011-June 2012 Sept. 2012-May 2013 Mar. 2007-Oct. 2011 Feb. 2007-Sept. 2011
Daniel James Scott	None	N/A	N/A	N/A
Rejean Bourque	None	N/A	N/A	N/A
Donald Sorochan	None	N/A	N/A	N/A
Deborah Robinson	Equity Financial Trust (Canada) Frontline Technologies Inc. (Ontario)	TSX TSXV	Officer Director	Nov. 2011 to Apr. 2014 Apr. 2011-Dec. 2012
Mark Lotz
Commander Resources Ltd.
 (British Columbia
Ferro Iron Ore Corp.
 (British Columbia)

Archer Petroleum Corp.
 (British Columbia)
Sacre-Coeur Minerals Ltd.
 (British Columbia)
African Queen Mines
 (British Columbia)
		TSXV TSXV TSXV TSXV TSXV	Director Director, CFO & Secretary Director Director & CFO Director & CFO	Nov. 2012-Present Apr. 2012-Feb. 2013 May 2012-Feb. 2013 Aug. 2011-Aug. 2012 Aug. 2011-Apr. 2012

NAME	NAME & JURISDICTION OF REPORTING ISSUER	NAME OF EXCHANGE OR MARKET	POSITION	TERM
John Sutherland
Lake Victoria Mining Company, Inc. (Nevada)
Grande West Transport Group Inc. (British Columbia)

MOVIT Media Corp.
 (British Columbia)
Uracan Resources Ltd.
 (British Columbia)
Goldgroup Mining Inc.
 (British Columbia)
Goldeneye Resources Corp.
 (British Columbia)
Arco Resources Corp.
 (British Columbia)
		TSXV TSXV TSXV TSXV TSX TSXV TSXV	Director CFO & Corporate Secretary Director CFO & Secretary Director VP & CFO Corporate Secretary Director Director
Apr. 2015 – Nov. 2015
Apr. 2013 to Apr. 2015
Dec. 2009 to Aug. 2015
May 2007 to Apr. 2013
 Apr. 2009 to Mar. 2014
Feb. 2007 to Nov. 2012
Jun. 2010 to Mar. 2011
 Mar. 2011 to Oct. 2012
Dec. 2007 to Oct. 2012

Dixon Lawson	None	N/A	N/A	N/A
John Korenic	None	N/A	N/A	N/A
Rick Lang	None	N/A	N/A	N/A
Carlo Valente	Excelsior Mining Corp. (British Columbia) Logan Resources Ltd. (British Columbia) Golden Raven Resources Ltd. (British Columbia) Savary Gold Corp. (British Columbia)	TSXV TSXV None TSXV	Chief Financial Officer Chief Financial Officer Chief Financial Officer Chief Financial Officer	Dec 2014-Present July 2013-Present June 2012-Present Sep 2012-June 2013
Olen Aasen	Alderon Iron Ore Corp. (British Columbia)	TSX, NYSE MKT, TSXV	Corporate Secretary	Sept 2012-Present

STATEMENT OF CORPORATE GOVERNANCE PRACTICES
Canadian securities regulatory policy as reflected in National Instrument 58-101 – Disclosure of Corporate Governance Practices ("NI 58-101") requires that TSXV-listed companies  must disclose on an annual basis their approach to corporate governance.  National Policy 58-201 – Corporate Governance Guidelines ("NP 58-201") provides regulatory staff guidance as to preferred governance practices, although the guidelines are not prescriptive, other than for audit committees.  Disclosure of Jet and the Resulting Issuer's approach to corporate governance in the context of NI 58-101 and NP 58-201 (together, the "Policies"), as well as its compliance with the mandatory rules relating to audit committees, is set out below.
Composition of the Board of Directors
NI 58-201 recommends that boards of directors of reporting issuers be composed of a majority of independent directors.  NI 52-110 sets out the standard for director independence.  Under NI 52-110, a director is independent if he or she has no direct or indirect material relationship with Jet or the Resulting Issuer.  A material relationship is a relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of a director's independent judgment.

With respect to the Current Jet Directors, three are considered independent. Mark J. Morabito is the Company's CEO and therefore is not considered independent.  If the Current Jet Directors are elected, the Company's Board will be composed of four directors, three independent (Stewart Wallis, Ken Brophy and Mark Lotz) and one (Mark J. Morabito) non-independent.
Assuming the closing of the Transaction, the board of directors will be comprised of seven (7) individuals, of whom five (5) will be considered "independent" directors. Donald Sorochan, Rejean Bourque, Deborah Robinson, John Sutherland and Mark Lotz are considered to be independent directors.  The non-independent directors (and the reasons for that status) will be Daniel James Scott and Mark Morabito.  Daniel James Scott and Mark J. Morabito will be officers of the Resulting Issuer and therefore not independent.
Until the present, the independent directors have met from time to time and otherwise communicated as they deemed necessary.  Independent directors are encouraged to discuss amongst themselves matters involving non-independent directors.  The small size of the current Jet Board and the small number of independent directors have made this informal approach practicable.
During the year ended April 30, 2015, the independent directors did not hold regularly scheduled meetings at which the non-independent directors and members of management are not in attendance. The Jet Board believes that, given Jet's inactivity, management was effectively supervised by the non-management directors of Jet, on an informal basis, as the non-management directors are actively and regularly involved in reviewing the operations of Jet and have regular and full access to management. It is anticipated however, with an increased board size of seven (7) of whom five (5) will be independent, the Resulting Issuer Board will put in place more formal arrangements to ensure the regular communication of the independent directors.
Stewart Wallis currently serves as the Chair of Jet's Board.  The Chair is independent. The Chair's responsibilities include, without limitation, ensuring that Jet's Board works together as a cohesive team with open communication and works to ensure that a process is in place by which the effectiveness of Jet's Board, its committees and its individual directors can be evaluated on a regular basis. The Chair also acts as the primary spokesperson for Jet's Board, ensuring that management is aware of concerns of Jet's Board, shareholders, other stakeholders and the public and, in addition, ensures that management strategies, plans and performance are appropriately represented to Jet's Board.
Orientation and Continuing Education
Jet provides an orientation program to new directors.  This program consists of:
•	A detailed briefing with the Chairman.
•	A detailed briefing with the President & Chief Executive Officer.
•	Jet's General Counsel providing education regarding directors' responsibilities, corporate governance issues and recent and developing issues related to corporate governance and regulatory reporting.
•	Provision of Jet's committee charters and corporate governance policies to the new director.
•	Access to Jet's independent directors, as required, for the new director to discuss the operation of Jet and the Board.
Jet also encourages senior management to participate in professional development programs and courses and supports Management's commitment to training and developing employees.  The Board of Directors provides comprehensive information regarding Jet to new directors and continuing education for directors on an ad hoc basis in respect of issues that are necessary for them to understand to meet their obligations as directors. The Resulting Issuer will continue and enhance the existing practices of Jet.

Other Directorships
Mr. Brophy is also a director of Golden Raven Resources Ltd. and Mr. Wallis is also a director of Logan Resources Ltd. Please refer to " – Directors, Officers and Promoters – Other Reporting Issuer Experience" for the details of the the other directorships of the other proposed Jet Directors.
Ethical Business Conduct
The Board of Directors expects Management to operate the business of Jet in a manner that enhances shareholder value and is consistent with the highest level of integrity. Management is expected to execute Jet's business plan and to meet performance goals and objectives. On February 19, 2009, the Board of Directors adopted a formal written Code of Business Conduct and Ethics (the "Code") which is available on SEDAR at www.sedar.com.
The Board endeavors to ensure that directors, officers and employees exercise independent judgement in considering transactions and agreements in respect of which a director, officer or employee of Jet has a material interest, which include ensuring that directors, officers and employees are thoroughly familiar with the Code and, in particular, the rules concerning reporting conflicts of interest. In addition, in accordance with the Business Corporations Act (British Columbia), if a director is a director or officer of, or has a material interest in, any person who is a party to a transaction or proposed transaction with Jet, that director is not entitled to vote on any directors' resolutions in respect of such transaction, in most circumstances. The Resulting Issuer will continue and enhance the existing practices of Jet.
Nomination of Directors
Jet does not at this time have a specific committee responsible for the nomination of directors.  The nomination of directors is currently addressed by the Board of Directors as a whole, although a formal process has not been adopted. The nominees are generally the result of recruitment efforts by the Board of Directors members, including both formal and informal discussions among Board of Directors members and the President and CEO. The process by which the Board of Directors identifies new candidates for director positions begins with the approval by the board of a statement of competencies and experience sought with respect to each new candidate. Proposed directors' credentials are reviewed in advance of a Board of Directors meeting with one or more members of the Board of Directors prior to the proposed director's nomination. An invitation to join the board is made only where board consensus regarding the proposed candidate is obtained. The Resulting Issuer will continue and enhance the existing practices of Jet and is expected to appoint a committee that is responsible for the nomination of directors.
Compensation
The quantity and quality of the directors' and executive officers' compensation is reviewed on an annual basis by the Compensation Committee or the Board of Directors as a whole. At present, the Board of Directors is satisfied that the current Board of Directors' compensation arrangements adequately reflect the responsibilities and risks involved in being an effective director of Jet. Further details about Jet's compensation practices are disclosed in Appendix "A" – Information Concerning Jet Metal Corp.
Other Board Committees
The only committee of the Board that Jet has, other than the Audit Committee and Compensation Committee, is the Corporate Governance Committee.  The purpose of the Corporate Governance Committee is to review Jet's corporate governance documents and practices.
Assessments
The Jet Board does not, at present, have a formal process in place for assessing the effectiveness of the Jet Board as a whole, its committees or individual directors, but will consider implementing one in the future should circumstances warrant. The Resulting Issuer expects to adopt a formal process for assessing the effectiveness of the performance of the Resulting Issuer Board.

EXECUTIVE COMPENSATION
Set out below is the anticipated compensation, as known on the date of this Information Circular, for each of the Resulting Issuer's three most highly compensated executive officers in addition to the Chief Executive Officer and Chief Financial Officer, for the 12-month period after giving effect to the Transaction.
NAME AND PRINCIPAL POSITION	ANNUAL SALARY ($)	SHARE-BASED AWARDS ($)	OPTION-BASED AWARDS ($)(1)	NON-EQUITY INCENTIVE PLAN COMPENSATION		PENSION VALUE ($)	ALL OTHER COMPEN- SATION ($)	TOTAL COMPEN- SATION ($)
				Annual incentive plans ($)	Long-term incentive plans ($)
Mark J. Morabito Executive Chairman	Nil	Nil	82,140	Nil	Nil	Nil	145,000	227,140
Daniel James Scott CEO	145,000	Nil	68,450	Nil	Nil	Nil	Nil	213,450
Carlo Valente(2) CFO	Nil	Nil	41,070	Nil	Nil	Nil	140,000	181,070
Rick Lang COO	140,000	Nil	54,760	Nil	Nil	Nil	Nil	194,760
Dixon Lawson VP, Strategic Planning	140,000	Nil	68,450	Nil	Nil	Nil	Nil	208,450
John Korenic VP, Commercial & IT	140,000	Nil	34,225	Nil	Nil	Nil	Nil	174,225

Notes:
(1)	After the Closing of the Transaction, Jet will issue stock options to the executive officers listed above. The fair value of the stock options was estimated using the Black Scholes option pricing model with the following assumptions: a) average risk-free interest rate of 0.63%; b) expected life of five years; c) the estimated price of the stock on the grant date; d) expected volatility of 166% and d) no expected dividend payments. The Black Scholes model was used to compute option fair values because it is the most commonly used option pricing model and is considered to produce a reasonable estimate of fair value.
(2)	Ms. Valente is an employee of King & Bay West, a company which provides management services to Jet and will provide management services to the Resulting Issuer. King & Bay West will invoice the Resulting Issuer on a monthly basis for fees for management services provided which are determined based on the usage of such services by the Resulting Issuer. The amount set out for Mr. Valente under the heading "All other compensation" is the amount expected to be paid by King & Bay West directly to Mr. Genzel during the period based on the estimated time Mr. Valente will spend providing services to the Resulting Issuer.

For the details of the terms of the employment agreements of the officers listed in the table above see the notes to Table under Appendix "B" – "Executive Compensation – Summary Compensation Table". See also Appendix "B" – "Executive Compensation – Termination and Change of Control Benefits". The Resulting Issuer will not initially have any pension or retirement plans or arrangements for its Named Executive Officers.

INDEBTEDNESS OF DIRECTORS AND OFFICERS
None of the present directors or officers of Jet or CJL, or any person who served as a director or officer of either Jet or CJL at any point during the present or preceding fiscal year, or any of the proposed directors or officers of Jet are presently indebted to Jet or CJL.
INVESTOR RELATIONS ARRANGEMENTS
No Person has been retained in connection with providing promotional or investor relations services for the Resulting Issuer.
OPTIONS TO PURCHASE SECURITIES
The table below sets out the number of Resulting Issuer Options that will be held by executive officers of the Resulting Issuer as a group, directors of the Resulting Issuer as a group, all other employees of the Resulting Issuer as a group and consultants of the Resulting Issuer as a group, and certain terms relating to such Resulting Issuer Options following completion of the Transaction.
GROUP	NUMBER OF OPTIONS/ RIGHTS	SECURITIES UNDER OPTIONS/RIGHTS	DATE OF GRANT	EXPIRY DATE	EXERCISE PRICE PER COMMON SHARE	MARKET VALUE OF COMMON SHARES ON GRANT DATE	MARKET VALUE OF COMMON SHARES AS OF DATE OF INFORMATION CIRCULAR
Proposed Officers of the Resulting Issuer as a group (7) total officers)(1)	2,625,000	2,850,000	Day after Closing	5 years from the date of grant	$0.30	Nil	Nil
Proposed Directors of the Resulting Issuer, who are not also officers, as a group (5) total directors)(2)	1,010,000	1,010,000	Day after Closing	5 years from the date of grant	$0.30	Nil	Nil
All other employees of the Resulting Issuer	200,000	200,000	Day after Closing	5 years from the date of grant	$0.30	Nil	Nil
All consultants of the Resulting Issuer(3)	1,215,000	1,215,000	Day after Closing	5 years from the date of grant	$0.30/$0.33	Nil	Nil
Notes:
(1)	Mark Morabito, Daniel James Scott, Carlo Valente, Dixon Lawson, John Korenic, Rick Lang, Carlo Valente and Olen Aasen.
(2)	Donald Sorochan, Rejean Bourque, Deborah Robinson, John Sutherland and Mark Lotz.
(3)	Includes Ken Brophy, Mark Lotz and Stewart Wallis who are former directors of Jet, and Kate-Lynn Genzel and Sheila Paine who are former officers of Jet, who will hold a total of 570,000 Resulting Issuer Options granted the day after Closing at an exercise price of $0.30 exercisable for five years from the date of grant.
(4)	Mike Harris will become a former director of CJL and will hold 225,000 Resulting Issuer Options at an exercise price of $0.33.

Stock Option Plan
The Resulting Issuer Stock Option Plan upon the completion of the Transaction will be the Jet Stock Option Plan discussed in Appendix "A" – "Information Concerning Jet Metal Corp." in the Information Circular.

 ESCROWED SECURITIES
Upon completion of the Transaction, to the knowledge of Jet and CJL, as of the date of the Information Circular, 6,228,389 Resulting Issuer Shares (collectively the "Principal Shares") held by the Principals of the Resulting Issuer will be subject to transfer restrictions pursuant to Exchange Policy 5.4 – Escrow, Vendor Consideration and Resale Restrictions. The following table lists the names of the owners of the securities that are or will be subject to transfer restrictions and the number of securities held:
		SHARES SUBJECT TO ESCROW PRIOR TO GIVING EFFECT TO THE CONSOLIDATION, THE TRANSACTION AND THE OFFERING		AFTER GIVING EFFECT TO THE CONSOLIDATION, THE TRANSACTION AND THE OFFERING(1)
Name and municipality of residence of shareholder	Designation of Class	Number held	Percentage of class	Number held in escrow	Percentage of class
Stewart Wallis British Columbia, Canada	Common	N/A	N/A	68,766	<1.00%
Ken Brophy British Columbia, Canada	Common	N/A	N/A	67,086	<1.00%
Kate-Lynn Genzel British Columbia, Canada	Common	N/A	N/A	Nil	<1.00%
Sheila Paine British Columbia, Canada	Common	N/A	N/A	833	<1.00%
Mark Morabito British Columbia, Canada	Common	N/A	N/A	2,319,980(2)	4.33%
Mark Lotz British Columbia, Canada	Common	N/A	N/A	Nil	<1.00%
Daniel James Scott British Columbia, Canada	Common	N/A	N/A	1,900,002	3.55%
Donald Sorochan British Columbia, Canada	Common	N/A	N/A	90,000	<1.00%
Rejean Bourque Quebec, Canada	Common	N/A	N/A	Nil	<1.00%
Deborah Robinson Quebec, Canada	Common	N/A	N/A	Nil	<1.00%
Dixon Lawson British Columbia, Canada	Common	N/A	N/A	1,227,501(3)	2.29%
Rick Lang British Columbia, Canada	Common	N/A	N/A	150,000	<1.00%
John Korenic British Columbia, Canada	Common	N/A	N/A	112,500	<1.00%
John Sutherland British Columbia, Canada	Common	N/A	N/A	142,500	<1.00%
Olen Aasen British Columbia, Canada	Common	N/A	N/A	58,666	<1.00%
Carlo Valente British Columbia, Canada	Common	N/A	N/A	90,555	<1.00%

Notes:
(1)	On a partially diluted basis, assuming the issuance of (i) 14,216,559 Resulting Issuer Shares to CJL Shareholders, (ii) 20,000,000 Resulting Issuer Shares issued pursuant to the Offering; (iii) 333,333 Resulting Issuer Shares for the Debt Settlement; and (iv) 419,872 Resulting Issuer Shares to Cambrian. The number, price and terms of securities issued pursuant to the Offering, and the gross proceeds therefrom are subject to change, to the extent agreed upon in writing by CJL and Jet. Assuming no participation in the Offering.
(2)	Includes shares held by King & Bay West Management Corp. and MJM Consulting Corp., entities controlled or directed by Mr. Morabito.
(3)	Includes shares held by D.W. Lawson Consulting Inc., entities controlled or directed by Mr. Lawson.

The Principal Shares to be placed in escrow will be subject to a Tier 2 Value Escrow and released as follows:
ESCROW SECURITIES RELEASE SCHEDULE ASSUMING LISTING ON THE EXCHANGE AS A TIER 2 ISSUER
Percentage of Total Escrowed Securities to be Released
Release Dates	Value Escrow
Upon Exchange Bulletin	10%
6 months from Exchange Bulletin	15%
12 months from Exchange Bulletin	15%
18 months from Exchange Bulletin	15%
24 months from Exchange Bulletin	15%
30 months from Exchange Bulletin	15%
36 months from Exchange Bulletin	15%
The Principal Shares may not be sold, assigned, transferred, redeemed, surrendered or otherwise dealt with in any manner except as provided for by the applicable escrow agreement, subject to receiving TSXV approval. Securities may be transferred within escrow to an individual who is a director or senior officer of Logan or a material operating subsidiary of Logan, provided that the approval of the TSXV is obtained and certain requirements of the TSXV are met, including that the transferee agrees to be bound by the terms of the agreement. Escrowed shares may be transferred within escrow to a registered retirement savings plan ("RRSP") or a registered retirement income fund ("RRIF") provided that the TSXV receives proper notice of the same, the beneficiaries of the RRSP or RRIF are limited to the security holder and the spouse, children and parents of such holder, and the trustee of the RRSP or RRIF agrees to be bound by the terms of the applicable escrow agreement. In the event of the death of a security holder, the shares held in escrow shall be released to the legal representatives of the deceased security holder subject to compliance with the procedural requirements in the applicable escrow agreement.
Escrowed shareholders who are not individuals will provide undertakings to the TSXV that they will not issue securities of their own issue or effect or permit a transfer of ownership of securities of their own issue that would have the effect of changing the beneficial ownership of, or control or direction over, the escrowed shares.
AUDITORS, TRANSFER AGENT AND REGISTRAR
The Resulting Issuer's auditors upon completion of the Transaction will continue to be Davidson & Company LLP at their offices in Vancouver, British Columbia.
The Resulting Issuer's transfer agent and registrar will continue to be Computershare Investor Services Inc. at their offices in Vancouver, British Columbia.

APPENDIX "D"
AUDITED ANNUAL FINANCIAL STATEMENTS,
UNAUDITED INTERIM FINANCIAL STATEMENTS AND
MANAGEMENT'S DISCUSSION AND ANALYSIS OF
 CANADA JETLINES LTD.

Canada Jetlines Ltd.

Financial Statements
For the Year Ended December 31, 2015
(Expressed in Canadian dollars)

Canada Jetlines Ltd.
Financial Statements
(Expressed in Canadian dollars)

For the Year Ended December 31, 2015 Page

Management's Report

The accompanying financial statements of Canada Jetlines Ltd. (the "Company") are the responsibility of management and have been approved by the Board of Directors. The financial statements have been prepared by management in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") as outlined in Part 1 of the Chartered Professional Accountants of Canada Handbook - Accounting, and include some amounts that are based on management's estimates and judgment.
The Board of Directors carries out its responsibility for the financial statements principally through its Audit Committee. The Audit Committee reviews the Company's annual financial statements and recommends its approval to the Board of Directors. The Company's auditors have full access to the Audit Committee, with and without management being present.

(Signed) Jim Scott	(Signed) John Sutherland
Chief Executive Officer	Chief Financial Officer

Vancouver, British Columbia, Canada
March 28, 2016

INDEPENDENT AUDITORS' REPORT

To the Shareholders of
Canada Jetlines Ltd.

We have audited the accompanying financial statements of Canada Jetlines Ltd., which comprise the statements of financial position as at December 31, 2015 and 2014, and the statements of loss and comprehensive loss, changes in shareholders' deficiency and cash flows for the years then ended, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits in accordance with Canadian generally accepted auditing standards.  Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements.  The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error.  In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control.  An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

1200 - 609 Granville Street P.O. Box 10372, Pacific Centre Vancouver, B.C., Canada  V7Y 1G6
Telephone (604) 687-4947  Davidson-co.com

Opinion

In our opinion, these financial statements present fairly, in all material respects, the financial position of Canada Jetlines Ltd. as at December 31, 2015 and 2014, and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards.

Emphasis of Matter

Without qualifying our opinion, we draw attention to Note 1 in the financial statements which describes conditions and matters that indicate the existence of a material uncertainty that may cast significant doubt about Canada Jetlines Ltd.'s ability to continue as a going concern.

"DAVIDSON & COMPANY LLP"

Vancouver, Canada	Chartered Professional Accountants
March 28, 2016

Canada Jetlines Ltd.
Statements of Financial Position
(Expressed in Canadian Dollars)

	December 31,
	2015		2014
	$		$
Assets

Current Assets:
Cash		14,428		71,160
Receivables		33,403		14,997
Prepaid expenses and deposits		9,306		37,604
Total current assets		57,137		123,761

Non-Current Assets:
Equipment (note 4)		4,073		7,629
Aircraft purchase agreement deposit (note 9)		138,400		-
Total Assets		199,610		131,390

Liabilities and Shareholders' Deficiency

Current Liabilities:
Accounts payable and accrued liabilities (note 5)		441,003		159,802
Share subscriptions received (note 6)		80,000		-
Total Liabilities		521,003		159,802

Shareholders' Deficiency:
Share capital (note 6)		2,526,757		1,484,399
Reserves		314,947		126,219
Deficit		(3,163,097)		(1,639,030)
Total Shareholders' Deficiency		(321,393)		(28,412)

Total Liabilities and Shareholders' Deficiency		199,610		131,390

Nature of operations and going concern (note 1)
Commitments (note 9)
Contingencies (notes 10)
Subsequent events (note 14)

Approved on behalf of the Board of Directors:

 "John Sutherland" "Jim Scott"
______________________________           ________________________
John Sutherland, Director                 Jim Scott, Director

The accompanying notes are an integral part of these financial statements

Canada Jetlines Ltd.
Statements of Loss and Comprehensive Loss
(Expressed in Canadian Dollars)
	For the Year Ended
	December 31,
	2015		2014
	$		$
Operating expenses
Consulting (notes 5)		323,746		393,692
Depreciation (note 4)		3,556		2,378
General and administration		199,176		125,431
Marketing and advertising		9,971		9,717
Professional fees (note 13)		364,166		14,968
Salaries and benefits (note 5)		320,338		331,899
Share-based compensation (notes 5 and 6 (b))		128,967		25,847
Travel		39,570		63,756
		(1,389,490)		(967,688)

Foreign exchange		23,361		-
Interest expense		(634)		(474)
Inovent settlement (note 13)		(157,304)		-
		(134,577)		(474)

Loss and comprehensive loss for the year		(1,524,067)		(968,162)

Loss per share – basic and diluted		$(0.19)		$(0.22)
Weighted average number of shares outstanding - basic and diluted		8,144,406		4,412,513

The accompanying notes are an integral part of these financial statements

Canada Jetlines Ltd.
Statements of Changes in Shareholders' Deficiency
(Expressed in Canadian Dollars)

	Share Capital
	Number of Shares	Amount	Reserves	Deficit	Total
		$	$	$	$
Balance as at December 31, 2013	2,998,337	597,100	88,612	(670,868)	14,844
Issuance of common voting shares for cash	2,704,633	811,390	-	-	811,390
Issuance of common voting shares for services	243,017	72,905	-	-	72,905
Issuance of common voting shares in settlement of shareholder loan	235,000	70,500	-	-	70,500
Share issuance costs	-	(68,696)	-	-	(68,696)
Broker warrants issued as share issuance cost	-	-	11,760	-	11,760
Common voting shares issued as share issuance cost	4,000	1,200	-	-	1,200
Share-based compensation	-	-	25,847	-	25,847
Loss for the year	-	-	-	(968,162)	(968,162)
Balance as at December 31, 2014	6,184,987	1,484,399	126,219	(1,639,030)	(28,412)
Issuance of common voting shares for cash (note 6 (a))	3,002,000	1,139,226	-	-	1,139,226
Issuance of common voting shares for services (note 6 (a))	15,000	7,500	-	-	7,500
Share issuance costs (note 6 (a))	-	(96,911)	-	-	(96,911)
Broker warrants issued as share issuance cost (note 6 (c))	-	(7,457)	7,457	-	-
Warrants issued for Inovent settlement (notes 6 (c) and 13)	-	-	52,304	-	52,304
Share-based compensation for stock options (note 6 (b))	-	-	97,788	-	97,788
Share-based compensation for performance shares (note 6 (a))	-	-	31,179	-	31,179
Loss for the year	-	-	-	(1,524,067)	(1,524,067)
Balance as at December 31, 2015	9,201,987	2,526,757	314,947	(3,163,097)	(321,393)

The accompanying notes are an integral part of these financial statements

Canada Jetlines Ltd.
Statements of Cash Flows
(Expressed in Canadian Dollars)

	For the Year Ended
	December 31,
	2015		2014
	$		$
Cash Flows From Operating Activities
Loss for the year		(1,524,067)		(968,162)
Items not involving cash:
Depreciation		3,556		2,378
Share-based compensation		128,967		25,847
Inovent settlement		52,304		-
Consulting		-		72,905
Foreign exchange		(23,010)		-
Changes in non-cash working capital:
Receivables		(18,406)		(7,120)
Prepaid expenses and deposits		28,298		(16,877)
Accounts payable and accrued liabilities		288,701		99,475
Net Cash Used in Operating Activities		(1,063,657)		(791,554)

Cash Flows From Investing Activities
Purchase of computer equipment		-		(4,715)
Deposit on aircraft purchase agreement		(115,390)		-
Net Cash Used in Investing Activities		(115,390)		(4,715)

Cash Flows From Financing Activities
Proceeds from issuance of shares		1,139,226		811,390
Share issuance costs		(96,911)		(55,736)
Share subscriptions received		80,000		-
Shareholder loan advances		112,500		82,500
Shareholder loan repayments		(112,500)		(12,000)
Net Cash provided from Financing Activities		1,122,315		826,154

(Decrease) Increase in Cash		(56,732)		29,885
Cash – Beginning of Year		71,160		41,275
Cash – End of Year		14,428		71,160

Supplemental cash flow information (note 11)

The accompanying notes are an integral part of these financial statements

Canada Jetlines Ltd.
Notes to the Financial Statements
For the year ended December 31, 2015
(Expressed in Canadian dollars)

1.	NATURE OF OPERATIONS AND GOING CONCERN

Canada Jetlines Ltd. (the "Company" or "Jetlines") is incorporated under the federal laws of Canada. The Company's principal business activity is the start-up of an ultra low cost carrier ("ULCC") scheduled airline service.

These financial statements have been prepared on the basis of accounting principles applicable to a "going concern", which assumes that the Company will continue its operations and will be able to realize its assets and discharge its liabilities in the normal course of operations for the foreseeable future. At December 31, 2015, the Company had a working capital deficit of $463,866, had not yet achieved profitable operations and expects to incur further losses in the development of its business.  For the year ended December 31, 2015, the Company reported a net loss of $1,524,067 and as at December 31, 2015, had an accumulated deficit of $3,163,097.  The Company has not generated revenues from operations and is considered to be in the development stage. The Company is dependent on equity financings and debt to fund its operations.  Based on its current plans, budgeted expenditures, and cash requirements, the Company does not have sufficient cash to finance its current plans for the next 12 months from December 31, 2015.  The Company will need to raise sufficient funds in order to finance its current plans, budgeted expenditures, and administrative expenses.  The Company has no assurance that such financing will be available or be available on favorable terms.  Factors that could affect the availability of financing include the Company's performance, the state of debt and equity markets, investor perceptions and expectations and the global financial and aviation markets. If successful, the Company would obtain additional financing through, but not limited to, the issuance of additional equity or debt. These material uncertainties may cast significant doubt upon the Company's ability to continue as a going concern.

These financial statements do not reflect the adjustments to the carrying values of assets and liabilities and the reported expenses and statement of financial position classifications that would be necessary should the going concern assumption be inappropriate, and such adjustments could be material.

The Company's head office is located at Room C4408, Vancouver International Terminal Building, 3211 Grant McConachie Way, Richmond BC V7B 0A4, Canada.

2.	BASIS OF PREPARATION

Statement of Compliance

These financial statements, including comparatives, have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") and interpretations of the International Financial Reporting Interpretations Committee ("IFRIC").

These financial statements for the year ended December 31, 2015 were approved and authorized for issue by the Board of Directors on March 28, 2016.

3.	SIGNIFICANT ACCOUNTING POLICIES

(a)	Foreign Currency Translation

The presentation and functional currency of the Company is the Canadian dollar.

The functional currency of the Company is determined based on the currency of the primary economic environment in which the Company operates.

Canada Jetlines Ltd.
Notes to the Financial Statements
For the year ended December 31, 2015
(Expressed in Canadian dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(a)	Foreign Currency Translation (continued)

Transactions and balances:

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the date of the transaction. Foreign currency monetary items are translated at the period-end exchange rate. Non-monetary items measured at historical cost continue to be carried at the exchange rate at the date of the transaction. Non-monetary items measured at fair value are reported at the exchange rate at the date when fair values were determined.

Exchange differences arising on the translation of monetary items or on settlement of monetary items are recognized in profit or loss in the period in which they arise.

Exchange differences arising on the translation of non-monetary items are recognized in other comprehensive income to the extent that gains and losses arising on those non-monetary items are also recognized in other comprehensive income. Where the non-monetary gain or loss is recognized in profit or loss, the exchange component is also recognized in profit or loss.

(b)	Equipment

Equipment is comprised of computers and is carried at cost, less accumulated depreciation. The cost of an item consists of the purchase price, any costs directly attributable to bringing the asset to the location and condition necessary for its intended use and an initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

Depreciation is provided for at the following rates:

Assets	Rate
Computer equipment	3 years, straight-line method

An item is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on disposal of the asset, determined as the difference between the net disposal proceeds and the carrying amount of the asset, is recognized in profit or loss in the statement of loss and comprehensive loss.

Where an item of equipment is comprised of major components with different useful lives, the components are accounted for as separate items of equipment. Expenditures incurred to replace a component of an item of equipment that is accounted for separately, including major inspection and overhaul expenditures, are capitalized.

The residual values, useful lives, and methods of depreciation are reviewed at each reporting period and adjusted prospectively if appropriate.

Canada Jetlines Ltd.
Notes to the Financial Statements
For the year ended December 31, 2015
(Expressed in Canadian dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(c)	Impairment of Non-Financial Assets

At each reporting date, the Company reviews the carrying amounts of its tangible and intangible assets to determine whether there is an indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash-generating unit to which the assets belong. Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognized immediately in profit or loss, unless the relevant asset is carried at a revalued amount, in which case the impairment loss is treated as a revaluation decrease.

Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined had no prior impairment loss been recognized for the asset.

(d)	Financial Instruments

Financial Assets

All financial assets are initially recorded at fair value and designated upon inception into one of the following four categories: held-to-maturity, available-for-sale, loans-and-receivables or at fair value through profit or loss ("FVTPL").

Financial assets classified as FVTPL are measured at fair value with unrealized gains and losses recognized through profit or loss. Regular purchases and sales of FVTPL financial assets are accounted for at trade date, as opposed to settlement date. The Company's cash is classified as FVTPL.

Financial assets classified as loans-and-receivables and held-to-maturity are measured at amortized cost. Financial assets classified as available-for-sale are measured at fair value with unrealized gains and losses recognized in other comprehensive income (loss) except for losses in value that are considered other than temporary. The Company's receivables are classified as loans-and-receivables.

Transactions costs associated with FVTPL financial assets are expensed as incurred, while transaction costs associated with all other financial assets are included in the initial carrying amount of the asset.

Canada Jetlines Ltd.
Notes to the Financial Statements
For the year ended December 31, 2015
(Expressed in Canadian dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(d)	Financial Instruments (continued)

Financial Liabilities

All financial liabilities are initially recorded at fair value and designated upon inception as FVTPL or other-financial-liabilities. Financial liabilities classified as other-financial-liabilities are initially recognized at fair value less directly attributable transaction costs. After initial recognition, other-financial-liabilities are subsequently measured at amortized cost using the effective interest method. The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest expense over the relevant period of maturity. The effective interest rate is the rate that exactly discounts estimated future cash payments to the carrying value through the expected life of the financial liability, or, where appropriate, a shorter period. The Company's accounts payable and accrued liabilities are classified as other-financial-liabilities.

Financial liabilities classified as FVTPL include financial liabilities held for trading and financial liabilities designated upon initial recognition as FVTPL. Derivatives, including separated embedded derivatives, are also classified as held for trading unless they are designated as effective hedging instruments. Fair value changes on financial liabilities classified as FVTPL are recognized through profit and loss. The Company has not classified any financial liabilities as FVTPL.

A financial liability is derecognized when the associated obligation is discharged, cancelled or expired.

(e) Impairment of Financial Assets

The Company assesses at each reporting date whether a financial asset is impaired.

If there is objective evidence that an impairment loss on assets carried at amortized cost has been incurred, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows discounted at the financial asset's original effective interest rate. The carrying amount of the asset is then reduced by the amount of the impairment. The amount of the loss is recognized in profit or loss.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed to the extent that the carrying value of the asset does not exceed what the amortized cost would have been had the impairment not been recognized. Any subsequent reversal of an impairment loss is recognized in profit or loss.

In relation to trade receivables, a provision for impairment is made and an impairment loss is recognized in profit or loss when there is objective evidence (such as the probability of insolvency or significant financial difficulties of the debtor) that the Company will not be able to collect all of the amounts due under the original terms of the invoice. The carrying amount of the receivable is reduced through use of an allowance account. Impaired debts are written off against the allowance account when they are assessed as uncollectible.

Canada Jetlines Ltd.
Notes to the Financial Statements
For the year ended December 31, 2015
(Expressed in Canadian dollars)

3. SIGNIFICANT ACCOUNTING POLICIES (continued)
(e) Impairment of Financial Assets (continued)

If an available-for-sale asset is impaired, an amount comprising the difference between its cost and its current fair value, less any impairment loss previously recognized in profit or loss, is transferred from accumulated other comprehensive income (loss) to profit or loss.  Management reviews the fair value of its marketable securities at the end of each reporting period. When the securities are trading below their cost for a prolonged period of time or the decline in value is significant, it is considered impaired. Reversals of impairment in respect of equity instruments classified as available-for-sale are recognized in other comprehensive income (loss) and are not recognized in profit or loss.

(f) Income Taxes

(i) Current income tax

Current income tax assets and liabilities for the current period are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted, at the reporting date, in the countries where the Company operates and generates taxable income.

Current income tax relating to items recognized directly in other comprehensive income or equity is recognized in other comprehensive income or equity and not in profit or loss. Management periodically evaluates positions taken in the tax returns with respect to situations where applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

(ii) Deferred tax

Deferred tax is recognized using the asset and liability method on temporary differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes at the reporting date.

Deferred tax liabilities are recognized for all taxable temporary differences, except:

•
Where the deferred tax liability arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit (tax loss).

•
In respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, where the timing of the reversal of the temporary differences can be controlled by the parent, investor or venturer and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred tax assets are recognized for all deductible temporary differences, the carry-forward of unused tax credits and any unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry forward of unused tax credits and unused tax losses can be utilized, except:

Canada Jetlines Ltd.
Notes to the Financial Statements
For the year ended December 31, 2015
(Expressed in Canadian dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(f) Income Taxes (continued)

(ii) Deferred tax (continued)

•
Where the deferred tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss.

•
In respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available, against which the temporary differences can be utilized.

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized. Unrecognized deferred tax assets are reassessed at the end of each reporting period and are recognized to the extent that it has become probable that future taxable profit will be available to allow the deferred tax asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

Deferred tax relating to items recognized outside profit or loss is recognized outside profit or loss. Such deferred tax items are recognized in correlation to the underlying transaction either in other comprehensive income or directly in equity.

Deferred tax assets and deferred tax liabilities are offset, if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

Tax benefits acquired as part of a business combination, but not satisfying the criteria for separate recognition at that date, are recognized subsequently if new information about facts and circumstances arises. The adjustment is either treated as a reduction to goodwill (as long as it does not exceed goodwill) if it occurred during the measurement period or recognized in profit or loss thereafter.

(g) Share Capital

Instruments issued by the Company are classified as equity only to the extent that they do not meet the definition of a financial liability or financial asset. The Company's common shares, options and share warrants are classified as equity instruments.

Incremental costs directly attributable to the issue of new shares, options, or warrants are shown in equity as a deduction, net of tax, from the proceeds.

Canada Jetlines Ltd.
Notes to the Financial Statements
For the year ended December 31, 2015
(Expressed in Canadian dollars)

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

(g) Share Capital (continued)

The Company has adopted a residual value method with respect to the measurement of shares and warrants issued as private placement units. The residual value method first allocates value to the more easily measurable component based on fair value and then the residual value, if any, to the less easily measurable component.

The fair value of the common shares issued in private placements is determined to be the more easily measurable component and are valued at their fair value, as determined by the closing price on the announcement date.  The balance, if any, is allocated to the attached warrants.

In situations where share capital is issued, or received, as non-monetary consideration and the fair value of the asset or services received, or given up is not readily determinable, the fair market value (as defined) of the shares is used to record the transaction. The fair market value of the shares issued, or received, is based on the trading price of those shares on the appropriate Exchange on the date of the agreement to issue shares as determined by the Board of Directors.

(h) Earnings / Loss Per Share

Basic earnings/loss per share is computed by dividing the net income or loss applicable to common shares of the Company by the weighted average number of common shares outstanding for the relevant period.

Diluted earnings/loss per common share is computed by dividing the net income or loss applicable to common shares by the sum of the weighted average number of common shares issued and outstanding and all additional common shares that would have been outstanding, if potentially dilutive instruments were converted.

(i) Share-based Compensation

Where equity-settled share options are awarded to employees, the fair value of the options at the date of grant is charged to profit or loss over the vesting period. Where equity instruments are awarded to employees, the fair value of the benefit (fair value of the equity instrument less consideration received) at the date of grant is charged to profit or loss over the vesting period. Performance vesting conditions are taken into account by adjusting the number of equity instruments expected to vest at each reporting date so that, ultimately, the cumulative amount recognized over the vesting period is based on the number of options or equity instruments that eventually vest. Non-vesting conditions and market vesting conditions are factored into the fair value of the options granted. As long as all other vesting conditions are satisfied, a charge is made irrespective of whether these vesting conditions are satisfied. The cumulative expense is not adjusted for failure to achieve a market vesting condition or where a non-vesting condition is not satisfied.

Where the terms and conditions of options are modified before they vest, the increase in the fair value of the options, measured immediately before and after the modification, is also charged to the statement of loss and comprehensive loss over the remaining vesting period.

When equity instruments are granted to non-employees, they are recorded at the fair value of the goods and services received, unless the fair value of the goods and services received cannot be reasonably measured, in which case they are measured using the equity instruments issued. Expenses are recorded in

Canada Jetlines Ltd.
Notes to the Financial Statements
For the year ended December 31, 2015
(Expressed in Canadian dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(i) Share-based Compensation (continued)

the statement of loss and comprehensive loss. Amounts related to the cost of issuing shares are recorded as a reduction of share capital.

When the value of goods or services received in exchange for the share-based compensation cannot be reliably estimated, the fair value is measured by use of a valuation model. The expected life used in the model is adjusted, based on management's best estimate, for the effects of non-transferability, exercise restrictions, and behavioural considerations.

All equity-settled share-based compensation are reflected in reserves, until exercised. Upon exercise, shares are issued from treasury and the amount reflected in reserves is credited to share capital, adjusted for any consideration paid.

Where a grant of options is cancelled or settled during the vesting period, excluding forfeitures when vesting conditions are not satisfied, the Company immediately accounts for the cancellation as an acceleration of vesting and recognizes the amount that otherwise would have been recognized for services received over the remainder of the vesting period. Any payment made to the employee on the cancellation is accounted for as the repurchase of an equity interest except to the extent the payment exceeds the fair value of the equity instrument granted, measured at the repurchase date. Any such excess is recognized as an expense.

(j) Segmented Reporting

The Company operates in one segment, which is the development of a ULCC and its operations and head office are in Canada.

(k) Leases

The determination of whether an arrangement is, or contains, a lease is based on the substance of the arrangement at the date of inception. The arrangement is assessed for whether fulfillment of the arrangement is dependent on the use of a specific asset or assets or the arrangement conveys a right to use the asset or assets, even if that right is not explicitly specified in an arrangement.

Finance leases that transfer substantially all of the risks and benefits incidental to ownership of the leased item to the Company, are capitalized at the commencement of the lease at the fair value of the leased property or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between finance charges and reduction of the lease liability to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are recognized in finance costs in profit or loss.

A leased asset is depreciated over the useful life of the asset. However, if there is no reasonable certainty that the Company will obtain ownership by the end of the lease term, the asset is depreciated over the shorter of the estimated useful life of the asset and the lease term.

Operating lease payments are recognized as an operating expense in profit or loss on a straight-line basis over the lease term.

Canada Jetlines Ltd.
Notes to the Financial Statements
For the year ended December 31, 2015
(Expressed in Canadian dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(l)	Significant Accounting Estimates and Judgments

The preparation of these financial statements requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates. These financial statements include estimates which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the financial statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and future periods if the revision affects both current and future periods. These estimates are based on historical experience, current and future economic conditions and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Critical accounting estimates

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the end of the reporting period, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to the following:

i.	The carrying value and the recoverability of equipment

The application of the Company's accounting policy for identifying impairment indicators under IAS
36 requires judgement. If indicators are identified, the determination on recoverability of equipment requires judgement in determining whether future economic benefits are likely, which may be based on assumptions about future events or circumstances.  Estimates and assumptions made may change if new information becomes available. If, after an expenditure is capitalized, information becomes available suggesting that the recovery of expenditure is unlikely, the amount capitalized is recognized in loss in the period that the new information becomes available.

ii. The inputs used in accounting for share-based compensation

The fair values of share-based compensation are subject to the limitation of the Black-Scholes option pricing model that incorporates market data and involves uncertainty in estimates used by management in the assumptions. Because the Black-Scholes option pricing model requires the input of highly subjective assumptions, including the volatility of share price, changes in subjective input assumptions can materially affect the fair value estimate.

Critical accounting judgments

Critical accounting judgments are accounting policies that have been identified as being complex or involving subjective judgments or assessments.

Canada Jetlines Ltd.
Notes to the Financial Statements
For the year ended December 31, 2015
(Expressed in Canadian dollars)

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

(l)	Significant Accounting Estimates and Judgments (continued)

i.
The analysis of the functional currency for the Company - In accordance with IAS 21, the Effects of Changes in Foreign Exchange Rates, management determined that the functional currency of Company is the Canadian dollar as this is the currency of the primary economic environment in which the Company operates.

(m)	New accounting pronounements

The Company is currently evaluating the following standards issued but not yet in effect and has not yet determined the impact on its financial position and results of operations:

IFRS 9 Financial Instruments - In July 2014, the IASB issued the final version of IFRS 9 Financial Instruments which reflects all phases of the financial instruments project and replaces IAS 39 Financial Instruments: Recognition and Measurement and all previous versions of IFRS 9. The standard introduces new requirements for classification and measurement, impairment, and hedge accounting. IFRS 9 is effective for annual periods beginning on or after January 1, 2018, with early application permitted. Retrospective application is required, but comparative information is not compulsory. Early application of previous versions of IFRS 9 (2009, 2010 and 2013) is permitted if the date of initial application is before February 1, 2015.

IFRS 16, Leases - On January 13, 2016, the IASB published a new standard, IFRS 16, Leases. The new standard brings most leases on-balance sheet for lessees under a single model, eliminating the distinction between operating and finance leases. Under the new standard, a lessee recognizes a right-of-use asset and a lease liability. The right-of-use asset is treated similarly to other non-financial assets and depreciated accordingly. The liability accrues interest. This will typically produce a front-loaded expense profile (whereas operating leases under IAS 17 would typically have had straight-line expenses). The standard is effective for annual periods beginning on or after December 15, 2019 (i.e., calendar periods beginning on January 1, 2020), and interim periods thereafter. Early adoption is permitted.

IFRS 15 Revenue Recognition - Revenue from Contracts with Customers establishes the principles that an entity shall apply to report useful information to users of financial statements about the nature, amount, timing, and uncertainty of revenue and cash flows arising from a contract with a customer. Management anticipates that this standard will be adopted in the Company's financial statements for the period beginning January 1, 2017, and has not yet considered the potential impact of the adoption of IFRS 15.

IAS 16 Property, Plant and Equipment and IAS 38 Intangible Assets - IAS 16 and IAS 38 both establish the principle for the basis of depreciation and amortization as being the expected pattern of consumption of the future economic benefits of an asset.  The IASB has clarified that the use of revenue-based methods to calculate the depreciation of an asset is not appropriate because revenue generated by an activity that includes the use of an asset generally reflects factors other than the consumption of the economic benefits embodied in the asset. The IASB also clarified that revenue is generally presumed to be an inappropriate basis for measuring the consumption of the economic benefits embodied in an intangible asset.  This presumption, however, can be rebutted in certain limited circumstances. The amendments are applicable to annual periods beginning on or after January 1, 2016.

Canada Jetlines Ltd.
Notes to the Financial Statements
For the year ended December 31, 2015
(Expressed in Canadian dollars)

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

(m)	New accounting pronounements (continued)

IAS 1 Presentation of Financial Statements - The amendments to IAS 1 are designed to further encourage companies to apply professional judgement in determining what information to disclose in their financial statements.  For example, the amendments make clear that materiality applies to the whole of financial statements and that the inclusion of immaterial information can inhibit the usefulness of financial disclosures.  Furthermore, the amendments clarify that companies should use professional judgement in determining where and in what order information is presented in the financial disclosures. The amendments to IAS 1 can be applied immediately, and become mandatory for annual periods beginning on or after January 1, 2016.

4. EQUIPMENT

Cost	$
Balance as at December 31, 2013		5,953
Additions		4,715
Balance as at December 31, 2015 and 2014		10,668

Accumulated depreciation
Balance as at December 31, 2013		661
Depreciation		2,378
Balance as at December 31, 2014		3,039
Depreciation		3,556
Balance as at December 31, 2015		6,595

Carrying amounts
Balance as at December 31, 2015		4,073
Balance as at December 31, 2014		7,629

Canada Jetlines Ltd.
Notes to the Financial Statements
For the year ended December 31, 2015
(Expressed in Canadian dollars)

5. RELATED PARTY TRANSACTIONS

Key management personnel include persons having the authority and responsibility for planning, directing, and controlling the activities of the Company as a whole.

	For the Year Ended
	December 31,	December 31,
	2015	2014
Transactions with Key Management Personnel	$	$
Salaries to Key Management included in salaries and benefits	230,540	270,546
Share-based compensation to Key Management	121,656	25,847
Consulting fees to Key Management	62,400	83,599
	414,596	379,992

Included in consulting fees to Key Management for the year ended December 31, 2015 is $17,400 (2014 - $24,061) paid to a company that is controlled by the Company's former Chief Financial Officer and $45,000 (2014 - $nil) for consulting work performed by the Company's Chief Operating Officer .

During 2015, loans totaling $107,500 were advanced by and repaid to the Company's Chief Executive Officer, Chief Financial Officer and Vice President Strategic Planning & Cost Control. During 2014, loans totaling $82,500 were advanced by the Chief Executive Officer and Vice President Strategic Planning & Cost Control and these loans were settled by the Company through the issuance of 235,000 common voting shares valued at $70,500 and $12,000 repayment in cash. These loans were non-interest bearing, repayable on demand and unsecured.

Included in accounts payable and accrued liabilities is $59,532 (2014 - $51,211) due to Key Management.

In addition to the related party transactions noted above, the Company reimbursed all these related parties for out-of-pocket direct costs incurred on behalf of the Company.  Such costs include travel, postage, courier charges, printing and telephone charges.

Transactions with related parties were in the normal course of operations and are measured at the exchange amount established and agreed to by the related parties.

6.	SHARE CAPITAL

(a)	Authorized: Unlimited number of common voting shares without par value
      Unlimited number of variable common voting shares without par value

On May 1, 2014, the Company with the approval of relevant holders of the common voting shares implemented a stock split. The stock split was applied to 939,000 shares that were issued in 2013 in the ratio of one and two-thirds for one. The number of common voting shares outstanding presented for the current and comparative prior periods have been re-stated to reflect these share adjustments.

Canada Jetlines Ltd.
Notes to the Financial Statements
For the year ended December 31, 2015
(Expressed in Canadian dollars)

6.	SHARE CAPITAL (continued)

During the year ended December 31, 2014, the Company:

•
Completed a brokered private placement ("Private Placement") in which it issued 2,505,300 units for gross proceeds of $751,590 with each unit consisting of one common voting share plus half a warrant. In connection with the Private Placement, the Company issued 97,341 broker warrants.  The holder of each full warrant or broker warrant is entitled to purchase one common voting share at an exercise price of $0.50 for a period of 2 years from the date of issue. Share issuance cost for the Private Placement amounted to $50,952 in cash, $1,200 as the fair value of 4,000 units issued as finder's fee and $11,760 as the fair value of the broker warrants.
•	Issued 199,333 common voting shares for gross cash proceeds of $59,800 less share issuance costs of $4,784.
•
Issued 235,000 units in settlement of shareholder loans valued at $70,500 advanced by the Company's Chief Executive Officer and Vice President Strategic Planning & Cost Control (Note 5). Each unit is equivalent to and has the same terms as those issued in the Private Placement.

•
Issued 233,017 common voting shares to settle accounts payable for consulting services valued at $69,905 and 10,000 units for consulting services valued at $3,000. Each unit is equivalent to and has the same terms as those issued in the Private Placement.

During the year ended December 31, 2015, the Company:

•
Issued through a private placement 2,277,000 units for gross proceeds of $1,138,500 with each unit consisting of one common voting share plus half a warrant. In connection with the private placement, the Company issued 1,138,500 share purchase warrants and 55,520 broker warrants. The holder of each full warrant or broker warrant is entitled to purchase one common voting share at an exercise price of $1.50 for a period of 2 years from the date of issue. Share issuance cost for the private placement amounted to $96,911 in cash and $7,457 as the fair value of the broker warrants. Subsequent to the issuance of the 1,138,500 share purchase warrants, their exercise price was repriced to $0.75 per common voting share for a period of 2 years from the date of issue.

•	Issued 15,000 common voting shares to settle accounts payable for consulting services valued at $7,500.

Performance Shares

•
The Company issued 725,000 common voting shares to management for gross proceeds of $726 on October 29, 2015. These shares will be held in escrow and will be released to management on the later of (a) the date on which the Company has received the necessary funds to launch airline operations or (b) October 29, 2017. The Company has determined that the fair value of these shares is $362,500 based on the share price of the private placements completed during the year of $0.50. The difference between the market price of these shares and the consideration received by the Company is $361,775, which will be expensed as share-based compensation over the estimated vesting period of 24 months. The Company included $31,179 in share-based compensation for the year ended December 31, 2015 (2014 - $nil).

Share Subscriptions Received

•
The Company received $80,000 in advance for the intended issuance of 177,778 units with each unit consisting of one common voting share plus half a warrant. The holder of each full warrant will be entitled to purchase one common voting share at an exercise price of $0.60 for a period of 3 years from the date of issue. As of December 31, 2015, the Company has not issued the common voting shares and warrants.

Canada Jetlines Ltd.
Notes to the Financial Statements
For the year ended December 31, 2015
(Expressed in Canadian dollars)

6.	SHARE CAPITAL (continued)

(b)	Stock Options and Share-Based Compensation

The Company adopted an incentive stock option plan (the "Plan") on November 30, 2015.  The essential elements of the Plan provide that the aggregate number of common shares of the Company's capital stock issuable pursuant to options granted under the Plan may not exceed 10% of the number of issued shares of the Company at the time of the granting of the options. Options granted under the Plan will have a maximum term of ten years.  The exercise price of options granted under the Plan will be fixed by the Board of Directors at the time the option is granted, provided, however that the exercise price complies with the requirements of the TSX Venture Exchange.  According to the Plan, the vesting periods of options granted under the plan may vary at the discretion of the Board of Directors.

Stock options granted during 2015 to the Company's directors were as follows:

Grant date	Number of options	Exercise price per share	Expiry date
July 22, 2015	600,000	$0.50	July 22, 2020

The July 22, 2015 stock options vest at a rate of 25% on July 22, 2015 and 25% every six months thereafter.

Stock options granted during 2014 to the Company's directors were as follows:

Grant date	Number of options	Exercise price per share	Expiry date
May 28, 2014	150,000	$0.30	October 1, 2023

The May 28, 2014 stock options vest at a rate of 25% on May 28, 2014 and 25% annually on May 28 of each year thereafter.

The fair value of the stock options granted in 2015 was $157,451 (2014 - $ 35,938). The fair value of the stock options was estimated at the grant date using the Black-Scholes Option Pricing Model. The inputs for the Black-Scholes Option Pricing Model are as follows:

	2015	2014
Risk free interest rate	0.68%	2.16%
Expected dividend yield	-	-
Expected annual volatility	100%	100%
Expected life	3 years	6.5 years
Forfeiture rate	15%	0%

For the year ended December 31, 2015, the Company recognized share-based compensation of $ $97,788 in comprehensive loss (2014 - $25,847).

Canada Jetlines Ltd.
Notes to the Financial Statements
For the year ended December 31, 2015
(Expressed in Canadian dollars)

6.	SHARE CAPITAL (continued)

(b)	Stock Options and Share-Based Compensation (continued)

A summary of the status of the Company's stock options as at December 31, 2015 and changes during the year are as follows:

	Number of options	Weighted average exercise price $

Outstanding – December 31, 2013	600,000	0.50
Granted	150,000	0.30
Options forfeited	(450,000)	0.30
Outstanding – December 31, 2014	300,000	0.30
Granted	600,000	0.50
Options forfeited	(150,000)	0.30
Outstanding – December 31, 2015	750,000	0.46

The Company has the following stock options outstanding and exercisable:

Options Outstanding				Options Exercisable
	Number of options	Weighted Average Remaining Contractual Life (Years)	Weighted average exercise price $		Number of options	Weighted average exercise price $

As at December 31, 2015	750,000	5.2	0.46	As at December 31, 2015	225,000	0.43
As at December 31, 2014	300,000	8.76	0.30	As at December 31, 2014	112,500	0.30

(c)	Warrants

A summary of the status of the Company's warrants as at December 31, 2015 and changes during the year are as follows:

	Number of Warrants	Weighted Average Exercise Price $
Outstanding - December 31, 2013	-	-
Share purchase warrants issued	1,377,150	0.50
Broker warrants issued	97,341	0.50
Outstanding - December 31, 2014	1,474,491	0.50
Share purchase warrants issued	1,338,500	0.71
Broker warrants issued	55,520	1.50
Outstanding - December 31, 2015	2,868,511	0.62

Canada Jetlines Ltd.
Notes to the Financial Statements
For the year ended December 31, 2015
(Expressed in Canadian dollars)

6.	SHARE CAPITAL (continued)

(b)	Warrants (continued)

Expiry Date	Exercise Price	Number of Warrants	Warrant Valuation
July 30, 2016	$0.50	997,883	$Nil
August 29, 2016	$0.50	379,267	$Nil
July 30, 2016	$0.50	82,408	$9,956
August 29, 2016	$0.50	14,933	$1,804
January 16, 2017	$0.75	638,000	$Nil
January 16, 2017	$1.50	32,000	$4,305
March 23, 2017	$0.75	285,000	$Nil
May 22, 2017	$0.75	160,000	$Nil
May 22, 2017	$1.50	16,000	$2,146
July 9, 2017	$0.75	30,000	$Nil
July 9, 2017	$1.50	4,800	$642
August 18, 2017	$0.75	6,000	$Nil
August 27, 2017	$0.75	2,500	$Nil
September 30, 2017	$0.50	200,000	$Nil
October 26, 2017	$0.75	17,000	$Nil
October 26, 2017	$1.50	2,720	$364
Weighted Average	$0.62	2,868,511	$19,217

The broker warrants were issued in connection with the private placements. The fair values of the broker warrants was as indicated in the table above and were estimated at the grant date using the Black-Scholes Option Pricing Model. The inputs for the Black-Scholes Option Pricing Model are as follows:

	2015	2014
Risk free interest rate	0.46% - 0.87%	1.10%
Expected dividend yield	-	-
Expected annual volatility	100%	100%
Expected life	2 years	2 years

(d)	Reserves

Share-based compensation is recognized in reserves until exercised.  Upon exercise, shares are issued from treasury and the amount in reserves is reclassified to share capital, adjusted for any consideration paid.

7. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Fair Value Hierarchy

Financial instruments recorded at fair value on the Statement of Financial Position are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. Fair values of financial instruments are determined by valuation methods depending on hierarchy levels as defined below:

Level 1 – Quoted market price in active markets for identical assets or liabilities;

Canada Jetlines Ltd.
Notes to the Financial Statements
For the year ended December 31, 2015
(Expressed in Canadian dollars)

7. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)

Level 2 – Inputs other than quoted prices included in level 1 that are observable for the assets or liabilities, either directly (i.e. observed prices) or indirectly (i.e. derived from prices);

Level 3 – Inputs for the assets or liabilities are not based on observable market data.

The fair value hierarchy requires the use of observable market inputs whenever such inputs exist. A financial instrument is classified to the lowest level of the hierarchy for which a significant input has been considered in measuring fair value.

The following table presents the financial instruments recorded at fair value in the Statement of Financial Position, classified using the fair value hierarchy described above:

Asset	Level 1 $	Level 2 $	Level 3 $
December 31, 2015:
Cash	14,428	-	-
December 31, 2014:
Cash	71,160	-	-

The Company's risk exposures and the impact on the Company's financial instruments are summarized below:

Credit risk – is the risk of a financial loss to the Company if a counterparty fails to meet its contractual obligations. The Company's cash is held in a Canadian financial institution and management believes that the credit risk with respect to financial instruments is minimal.

Currency risk – currency risk arises due to fluctuations in the exchange rates.  The Company's equity financings are sourced in Canadian dollars and the normal day-to-day expenditures are incurred in Canadian dollars.  The Company has a US dollar denominated deposit of US$100,000 with Boeing for the purchase of aircraft (see note 9) that is recorded as Aircraft purchase agreement deposit in the statement of financial position. At this time, the Company does not have any currency hedges in place for fluctuations in the exchange rate between the Canadian dollar ("C$") and the US dollar ("US$"). Assuming an exchange rate where US$1 equals C$1.3840, a 10% increase or decrease in the exchange rate will increase or decrease foreign exchange gain or loss by approximately $14,000.

Interest rate risk – is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company's interest expense is based on a fixed rate of interest on its loan. During 2015, the Company paid $634 (2014 - $474) of interest.  As the rate of interest on the Company's loan is fixed, fluctuation in market interest would not affect interest expense.

Liquidity risk – is the risk that the Company will be unable to meet its obligations as they become due. The Company manages its liquidity risk by implementing a budget, forecasting cash flows from operations and anticipating any investing and financing activities. Management and the Board of Directors are actively involved in the review, planning and approval of significant expenditures and commitments. As at December 31, 2015, the Company has $14,428 (2014 - $71,160) in cash, $521,003 (2014 - $159,802) in current liabilities and no long-term liabilities.

Canada Jetlines Ltd.
Notes to the Financial Statements
For the year ended December 31, 2015
(Expressed in Canadian dollars)

7. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)

Price risk – the Company is in the development stage and does not have any revenues and therefore, is currently not exposed to price risks.

8. CAPITAL MANAGEMENT

The Company manages its capital structure, being its share capital, and makes adjustments to it, based on the funds available to the Company, in order to support future business opportunities. The Company had share capital of $2,526,757 (2014 - $1,484,399) and no debt as at December 31, 2015. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company's management to sustain future development of the business. Planning, annual budgeting, cash flow forecasting and implementing controls over major investment decisions are primary tools used to manage the Company's capital.

The Company's investment policy is to hold cash in interest bearing bank accounts.

The Company currently has no source of revenues.  As such, the Company is dependent upon external financings to fund activities.  In order to carry future projects and pay for administrative costs, the Company will spend its existing working capital and raise additional funds as needed.  Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

There were no changes to the Company's approach to capital management during the year.  The Company is not subject to externally imposed capital requirements.

9. COMMITMENTS

The following table shows the Company's contractual commitments as at December 31, 2015.

	2016	2017	2018	2019	2020	Total
	$	$	$	$	$	$
Office premise lease	27,696	27,696	27,696	27,696	27,696	138,480
Consulting (1)	39,600	29,700	-	-	-	69,300
Aircraft deposits (2)	5,920,835	-	-	28,527,340	-	34,448,175
Total	5,988,131	57,396	27,696	28,555,036	27,696	34,655,955

(1)	Represents agreement for technology systems and support
(2)	Represents Deposits under the Boeing Agreement as defined below.

On December 11, 2014, the Company signed a definitive purchase agreement with The Boeing Company ("Boeing") to acquire up to twenty-one Boeing 737 MAX aircraft for delivery commencing in 2021 (the "Boeing Agreement"). The Boeing Agreement includes five firm orders, purchase rights for an additional sixteen 737 MAX and some conversion rights to the 737-8 MAX aircraft. The following is a summary of the key terms of the Boeing Agreement.
•
Jetlines will purchase five Boeing 737-7MAX aircraft, beginning with expected monthly deliveries in January 2021, for an aggregate estimated base price of US$434 million (2014 US$, subject to escalation), subject to

Canada Jetlines Ltd.
Notes to the Financial Statements
For the year ended December 31, 2015
(Expressed in Canadian dollars)

9. COMMITMENTS (continued)
certain terms and conditions.  The cost for the airframe and engines is based on the 2014 price with an escalation factor to determine final price at delivery. Variable costs include the cost of optional equipment furnished by Boeing and the cost of optional equipment furnished by Jetlines. The variable cost items, while estimated, remain subject to final determination. Jetlines estimates that assuming scheduled delivery in 2021, and taking into account presently known facts and assumptions, the escalated basic list price for the five aircraft would be approximately US$529 million.
•
Jetlines is required in connection with the five firm orders to pay (i) US$100,000 no later than January 30, 2015 and 1% of the total basic list price of the five firm orders (such 1% being approximately US$4.4 million) less US$100,000 no later than May 2, 2016 (the "Initial Payments"). The Company has paid the January 30, 2015 deposit, leaving a deposit balance of $138,400 (US$100,000) as at December 31, 2015.

•	In addition to the Initial Payments, Jetlines is required to make the following payments on account of the basic list price of the five firm orders:
Month Prior to Scheduled Delivery Month	% of the Total Basic List Price of the Five Firm Orders
24	4%
21, 18, 12, 9, 6	5% each
On Delivery	70%
Total	100% (including Initial Payments)
•
Jetlines may elect to defer the above payments in accordance with the following schedule (which payments together with the Initial Payments are collectively referred to as the "Deferred Advance Payments"):

Month Prior to Scheduled Delivery Month	% of the Total Basic List Price of the Five Firm Orders
24	4%
21, 18, 12	5% each
On Delivery	80%
Total	100% (including Initial Payments)

•
Jetlines is required to pay interest on the Deferred Advance Payments from the day on which each advance payment would have been due in accordance with Boeing's regular payment schedule until the date of actual delivery of the applicable aircraft.

•
Jetlines will have the right to purchase up to 16 additional Boeing 737-7MAX aircraft. This purchase right is exercisable by Jetlines by notice not less than 24 months before the desired date of delivery. The additional aircraft are offered subject to available position for delivery prior to December 31, 2024. The price of the aircraft subject to the purchase right will be determined based on the provisions of the Boeing Agreement using the then current prices for such aircraft at the time of exercise of the purchase right subject to the escalation factors in the Boeing Agreement.

•
Jetlines will have the right to substitute any Boeing 737-7MAX ordered with a Boeing 737-8MAX with a scheduled month of delivery 24 months after delivery of the first Boeing 737-8MAX aircraft to a Boeing customer. Jetlines may exercise this right of substitution by providing notice to Boeing not less than the first day of the month that is: (i) 12 months prior to the scheduled month of delivery of the Boeing 737-7MAX for which it will be substituted if Jetlines has previously received a substituted aircraft; or (ii) 15 months prior to the scheduled month of delivery of the Boeing 737-7MAX for which it will be substituted,

Canada Jetlines Ltd.
Notes to the Financial Statements
For the year ended December 31, 2015
(Expressed in Canadian dollars)

9. COMMITMENTS (continued)
if Jetlines has not previously received a substituted aircraft. The acquisition of any substituted aircraft will be subject to the execution of a definitive purchase agreement and product capabilities of the Boeing 737-8MAX. Pricing will be based on the pricing for the Boeing 737-8MAX aircraft as set out in the Boeing Agreement, subject to adjustments for configuration specifications by Boeing which arise between the date of the Boeing Agreement and the date of execution of the definitive agreement for the substitution Boeing 737-8MAX.
•
Jetlines may not terminate the Boeing Agreement unless there is a non-excusable delivery delay in which case either party may terminate the agreement with respect to an aircraft if there is a non-excusable delay for that aircraft which in the aggregate exceeds 180 days. Boeing has agreed to pay Jetlines a pre-determined liquidated damages amount in the event of a non-excusable delay associated with the delivery of aircraft.

•	Boeing has agreed to provide a service life policy and product assurance in respect of certain components of the aircraft.
•	Boeing has agreed to provide promotional support to Jetlines in respect of the entry of the Boeing 737-7MAX into Jetlines' operations.
The Company has not hedged its exposure to exchange rate fluctuations between the US and Canadian dollar with respect to the Boeing Agreement.  The purchase price of the five aircraft is denominated in US dollars and therefore, the Company is exposed to fluctuations in the exchange rate between the Canadian dollar and the US dollar. Assuming an exchange rate where US$1 equals C$1.3840, a 10% increase or decrease in the exchange rate will increase or decrease the aggregate base purchase price by approximately C$60.1 million and increase or decrease the aggregate escalated purchase price by approximately C$73.2 million.

10. CONTINGENCIES

As at December 31, 2015, the Company has contingent liabilities totaling $95,000, of which $75,000 is for fees incurred relating to the Company's efforts to raise financing to launch airline operations. The $75,000 is payable if the Company is successful in listing on a public stock exchange where it raises a minimum of $5 million. The remaining $20,000 is a bonus payable to an employee if the Company has adequate funding or is successful in raising an aggregate amount of $7 million. These contingent liabilities have not been recorded in the Company's financial statements because it is not possible to reliably determine the outcome of the Company listing on a public stock exchange and raising the required funds. The contingent liability will be recorded in the Company's financial statements on the date when the contingent event occurs.

The Company is, from time to time, involved in various claims, legal proceedings and complaints arising in the ordinary course of business. The Company does not believe that adverse decisions in any pending or threatened proceedings related to any matter, or any amount which it may be required to pay by reason thereof, will have a material effect on the financial condition or future results of operations of the Company.

11. SUPPLEMENTAL CASH FLOW INFORMATION

The Company's non-cash financing activities include $7,500 (2014 - $74,905) related to common shares issued for services and $nil (2014 - $70,500) related to common shares issued as settlement of shareholder loans for the year ended December 31, 2015. Non-cash share issuance cost was $7,457 (2014 - $12,960) for the year ended December 31, 2015.

Canada Jetlines Ltd.
Notes to the Financial Statements
For the year ended December 31, 2015
(Expressed in Canadian dollars)

12. INCOME TAX

(a)	The reconciliation of the Canadian statutory income tax rates to the effective tax rates are as follows:

	2015	2014

Loss for the year	$(1,524,067)	$(968,162)

Expected income tax (recovery)	$(396,000)	$(252,000)
Change in statutory, foreign tax, foreign exchange rates and other	(1,000)	1,000
Permanent Difference	34,000	7,000
Share issue cost	(25,000)	(14,000)
Adjustment to prior years provisions versus statutory tax returns	(5,000)	-
Change in unrecognized deductible temporary differences	393,000	258,000
Total income tax expense (recovery)	$-	$-

(b)
Deferred tax assets are recognized to the extent that the realization of the related tax benefit through future taxable profits is probable. The ability to realize the tax benefits is dependent upon numerous factors, including the future profitability of operations in the jurisdictions in which the tax benefits arose.  In addition, the Company has not recognized any deferred tax liabilities resulting from temporary differences in other comprehensive loss as the Company views that those taxable temporary differences will not reverse in the foreseeable future.

The significant components of the Company's unrecognized deferred tax assets and liabilities are as follows:

	2015	2014
Deferred tax assets
Share issue costs	$30,000	$13,000
Property and equipment	2,000	1,000
Non-capital losses	773,000	398,000
Net deferred tax asset	$805,000	$412,000

The significant components of the Company's unrecognized temporary differences and tax losses are as follows:

	2015	Expiry Date Range	2014	Expiry Date Range
Temporary Differences
Property and equipment	$7,000	No expiry date	$3,000	No expiry date
Share issue costs	114,000	2018 - 2020	49,000	2018 - 2019
Non-capital losses available for future period	2,974,000	2032-2035	1,532,000	2032-2034

Canada Jetlines Ltd.
Notes to the Financial Statements
For the year ended December 31, 2015
(Expressed in Canadian dollars)

13. INOVENT SETTLEMENT

On June 27, 2014, the Company and Inovent Capital Inc. ("Inovent"), a capital pool company trading on the TSX Venture Exchange ("TSXV"), entered into a letter of intent ("LOI") pursuant to which the parties agreed to negotiate the terms of a business combination transaction (the "Proposed Transaction"). The Proposed Transaction would constitute Inovent's qualifying transaction in accordance with the policies of the TSXV. Pursuant to the terms of the LOI, the parties agreed as follows:

•	the Proposed Transaction was subject to the parties executing definitive transaction documents on or before August 29, 2014 (the "Amalgamation Agreement");

•	the structure of the Proposed Transaction was to be determined upon the receipt of securities, tax and financial advice.

The Proposed Transaction was subject to certain conditions including approval of the TSXV and all necessary corporate and shareholder approvals. Upon execution of the LOI, Inovent advanced to the Company a non-refundable deposit of $25,000 (the "Non-Refundable Deposit"). Inovent also advanced to the Company a refundable deposit of $120,000 (the "Deposit"). The Deposit was secured by a charge on all assets of the Company and would be refundable if the LOI was terminated in certain instances. The parties agreed to an exclusivity period ending on August 29, 2014. The exclusivity period for completing the definitive Amalgamation Agreement and due diligence was extended from August 29, 2014 to January 31, 2015.

On September 12, 2014, the Company and Inovent completed the Amalgamation Agreement, which was subsequently amended. The terms of the amended Amalgamation Agreement were subject to regulatory approval and approval of the shareholders of the Company and Inovent. Concurrent with the completion of the Proposed Transaction, Inovent and the Company expected to raise aggregate gross proceeds of $50,000,000 in an offering (the "Offering"). The Offering was not completed.

As at December 31, 2014, the Company had incurred $96,008 in expenses associated with the Proposed Transaction. These expenses less the Non-Refundable Deposit and Deposit have been included in professional fees.

On February 6, 2015 in accordance with the terms of the amended Amalgamation Agreement, the Company terminated the Proposed Transaction and issued a termination payment of $30,000 to Inovent as provided for in the amended Amalgamation Agreement. On February 9, 2015, Inovent demanded a settlement of $390,000 plus 2,000,000 share purchase warrants of the Company. On March 12, 2015, Inovent filed a petition in the Supreme Court of British Columbia (the "Petition") seeking, among other things, enforcement of the July 31, 2014 General Security Agreement between Inovent and the Company which is registered with BC Personal Property Registry (the "GSA") in respect of $120,000 Deposit advanced by Inovent to the Company. The Petition claims, among other things, that the Company is in default of the GSA and has failed to repay the Deposit, despite demands. The Petition seeks a judgement against the Company in the amount of $120,000 plus interest and costs and the appointment of a receiver or receiver manager of the property, rights, assets, businesses and undertakings of the Company that are charged by the GSA, with appropriate powers and authorities. On April 17, 2015, Inovent filed an affidavit in support of the Petition.

On September 2, 2015, the Company and Inovent signed a settlement agreement whereby the Company and Inovent agreed to settle all outstanding claims against each other. Pursuant to the settlement agreement, the Company paid Inovent $105,000 in cash plus the issuance of 200,000 share purchase warrants entitling Inovent to purchase one common voting share of the Company at an exercise price of $0.50 for a period of

Canada Jetlines Ltd.
Notes to the Financial Statements
For the year ended December 31, 2015
(Expressed in Canadian dollars)

13. INOVENT SETTLEMENT (continued)

two years from the date of issue (September 30, 2015). These warrants have an estimated fair value of $52,304, which was estimated at the date of issuance using the Black-Scholes Option Pricing Model. The inputs for the Black-Scholes Option Pricing Model are a risk free interest rate of 0.53%, expected dividend yield of $nil, expected annual volatility of 100% and expected life of two years. Inovent has fully discharged the July 31, 2014 General Security Agreement and all outstanding claims against the Company in the Petition.

14. SUBSEQUENT EVENTS

(a)
On February 16, 2016, the Company and Jet Metal Corp. ("Jet Metal") announced that they have entered into a letter of intent (the "LOI") with respect to a business combination of the Company and Jet Metal (the "Transaction"). Jet Metal is listed on the TSXV and is a uranium explorer and developer with projects across North America.

The Transaction is subject to the execution of definitive transaction documents, approval of the TSXV, approval of the Jet Metal and the Company's shareholders and other conditions customary for a transaction of this nature.

The following are the highlights of the terms and conditions of the LOI:

•
The Transaction is subject to the parties executing definitive transaction documents on or before March 31, 2016 (the "Transaction Documents") and the final structure of the Transaction is to be determined upon the receipt of securities, tax and financial advice.

•	The exchange ratio for the Transaction will be as follows (subject to adjustment in certain circumstances):
o
each one and one-half (1.5) issued and outstanding Jet Metal shares shall be converted into one (1) share of the issuer resulting from the combination of Jet Metal and the Company (the "Resulting Issuer"); and

o	each one (1) issued and outstanding share of the Company shall be converted into one and one-half shares (1.5) of the Resulting Issuer.
•
The Transaction will be structured such that the outstanding warrants and stock options of Jet Metal and the Company will automatically become exercisable for or shall be exchanged for shares of the Resulting Issuer, subject to all necessary adjustments to reflect the terms of the Transaction and subject to the terms governing the warrants and options.

•	The Transaction is subject to the following key conditions:
o	the parties will execute the Transaction Documents by March 31, 2016;
o
Jet Metal will complete a private placement (the "Concurrent Financing") of units ("Units") for gross proceeds of up to $6,000,000. Each Unit will be priced at $0.30 per unit and will consist of one common share of Jet Metal and one half of one common share purchase warrant. Each whole warrant shall be exercisable into a common share of Jet Metal at a price of $0.50 for a period of 24 months. Subject to TSXV approval, Jet Metal may pay commissions or finder's fees in connection the Financing and may appoint a broker to assist with the Financing. The Concurrent Financing will close immediately prior to or concurrently with the Transaction;

o	$100,000 of outstanding Jet Metal debt will be converted into common shares of Jet Metal;
o	the parties will complete due diligence investigations, each to their own satisfaction, prior to executing the Transaction Documents;
o	the Transaction will have received approval of TSXV and all necessary corporate and shareholder approvals; and

14. SUBSEQUENT EVENTS (continued)

o
receipt of a report of a sponsor in respect of the Transaction or waiver from the sponsorship requirement by TSXV. Jet Metal anticipates applying for a waiver of the sponsorship requirement in reliance upon completion of the Concurrent Financing.

•
Jet Metal will provide the Company with a secured bridge loan for up to $150,000. The loan will be advanced in tranches based on a budget agreed to between Jet Metal and the Company. The loan will be secured and accrue interest at the rate of 10% per annum (payable at maturity) and will mature on the earlier of: (a) the completion of the transaction, and (b) 60 days after the termination of the Transaction. In the event that the LOI is terminated due to non-compliance by Jet Metal, any amounts advanced to the Company shall no longer be due and payable to Jet Metal and such amounts shall accrue to the Company.

•	Prior to the closing of the Transaction, the Company may complete a financing for a maximum of $250,000 on the same terms as the Concurrent Financing.

The Transaction is being conducted entirely at arm's length. The name of the Resulting Issuer will be "Canada Jetlines Ltd." Completion of the Transaction is subject to a number of conditions, including TSXV acceptance and disinterested shareholder approval. The transaction cannot close until the required shareholder approvals are obtained.

(b)
On February 11, 2016, the Company issued 100,000 common voting shares to a member of management for gross proceeds of $100. These shares will be held in escrow and will be released on the later of (a) the date on which the Company has received the necessary funds to launch airline operations or (b) October 29, 2017.

(c)
On March 2, 2016, the Company issued 200,000 share purchase warrants as part of a settlement to a member of management who was terminated. The holder of the warrant is entitled to purchase one common voting share at an exercise price of $0.50 for a period of 2 years from the date of issue.

(d)
On March 17, 2016, the Company issued through a private placement 42,222 units for gross proceeds of $19,000. Each unit consists of one common voting share and one share purchase warrant entitling the holder of the warrant to purchase one common voting share at an exercise price of $0.5625 for a period of 2 years from the date of issue.

Canada Jetlines Ltd.
(A Start-up Stage Company)

Financial Statements
For the Year Ended December 31, 2014
(Expressed in Canadian dollars)

Canada Jetlines Ltd.
(A Start-up Stage Company)
Financial Statements
(Expressed in Canadian dollars)

For the Year Ended December 31, 2014

Management's Report

The accompanying financial statements of Canada Jetlines Ltd. (the "Company") are the responsibility of management and have been approved by the Board of Directors. The financial statements have been prepared by management in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") as outlined in Part 1 of the Chartered Professional Accountants of Canada Handbook - Accounting, and include some amounts that are based on management's estimates and judgment.
The Board of Directors carries out its responsibility for the financial statements principally through its Audit Committee. The Audit Committee reviews the Company's annual financial statements and recommends its approval to the Board of Directors. The Company's auditors have full access to the Audit Committee, with and without management being present.

(Signed) Jim Scott	(Signed) Rick Low
Chief Executive Officer	Chief Financial Officer

Vancouver, British Columbia, Canada
July 22, 2015

INDEPENDENT AUDITORS' REPORT

To the Shareholders of
Canada Jetlines Ltd.

We have audited the accompanying financial statements of Canada Jetlines Ltd., which comprise the statements of financial position as at December 31, 2014 and 2013, and the statements of loss and comprehensive loss, changes in shareholders' (deficit) equity and cash flows for the years then ended, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit.  We conducted our audit in accordance with Canadian generally accepted auditing standards.  Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements.  The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error.  In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control.  An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained in our audit is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, these financial statements present fairly, in all material respects, the financial position of Canada Jetlines Ltd. as at December 31, 2014 and 2013, and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards.

1200 - 609 Granville Street P.O. Box 10372, Pacific Centre Vancouver, B.C., Canada  V7Y 1G6
Telephone (604) 687-4947  Davidson-co.com

Emphasis of Matter

Without qualifying our opinion, we draw attention to Note 1 in the financial statements which describes conditions and matters that indicate the existence of a material uncertainty that may cast significant doubt about Canada Jetlines Ltd.'s ability to continue as a going concern.

"DAVIDSON & COMPANY LLP"

Vancouver, Canada	Chartered Professional Accountants

July 22, 2015

Canada Jetlines Ltd.
A Start-up Stage Company
Statements of Financial Position
(Expressed in Canadian Dollars)

	December 31,	December 31,
	2014	2013
	$	$
Assets

Current Assets:
Cash	71,160	41,275
Accounts receivable	14,997	7,877
Prepaid expenses and deposits	37,604	20,727
Total current assets	123,761	69,879

Non-Current Assets:
Equipment (note 4)	7,629	5,292

Total Assets	131,390	75,171

Liabilities and Shareholders' (Deficit) Equity

Current Liabilities:
Accounts payable and accrued liabilities	159,802	60,327
Total Liabilities	159,802	60,327

Shareholders' (Deficit) Equity:
Share capital (note 6)	1,484,399	597,100
Contributed surplus	126,219	88,612
Deficit	(1,639,030)	(670,868)
Total Shareholders' (Deficit) Equity	(28,412)	14,844

Total Liabilities and Shareholders' (Deficit) Equity	131,390	75,171

Nature and continuance of operations (note 1)
Commitments (note 9)
Contingencies (notes 10 and 13)
Subsequent events (notes 6 (a) and (b), 13)

Approved on behalf of the Board of Directors:

 "John Sutherland"                     "Jim Scott"
______________________________            ________________________
John Sutherland, Director                  Jim Scott, Director

The accompanying notes are an integral part of these financial statements

Canada Jetlines Ltd.
A Start-up Stage Company
Statements of Loss and Comprehensive Loss
(Expressed in Canadian Dollars)

	For the Year Ended
	December 31,
	2014		2013
	$		$
Expenses
Consulting (note 5)		347,437		235,905
Depreciation (note 4)		2,378		661
General and administration		125,431		31,411
Marketing and advertising		9,717		12,418
Professional fees (note 13)		61,223		51,696
Salaries and benefits (note 5)		331,899		209,795
Share-based compensation (notes 5 and 6 (b))		25,847		88,612
Travel		63,756		13,024
		967,688		643,522

Interest expense		474		267

Net Loss and comprehensive loss for the year		968,162		643,789

Loss per share – basic and diluted		$0.22		$0.41
Weighted average number of shares outstanding - basic and diluted		4,412,513		1,555,833

The accompanying notes are an integral part of these financial statements

Canada Jetlines Ltd.
A Start-up Stage Company
Statements of Changes in Shareholders' (Deficit) Equity
(Expressed in Canadian Dollars)

	Share Capital
	Number of Shares	Amount		Contributed Surplus		Deficit		Total
		$		$		$		$
Balance as at December 31, 2012	873,334		51,000		-		(27,079)		23,921

Issuance of common voting shares for cash	1,791,669		503,500		-		-		503,500
Issuance of common voting shares for services	333,334		50,000		-		-		50,000
Share issuance costs	-		(7,400)		-		-		(7,400)
Share-based compensation	-		-		88,612		-		88,612
Loss for the year	-		-		-		(643,789)		(643,789)
Balance as at December 31, 2013	2,998,337		597,100		88,612		(670,868)		14,844
Issuance of common voting shares for cash (note 6 (a))	2,704,633		811,390		-		-		811,390
Issuance of common voting shares for services (note 6 (a))	243,017		72,905		-		-		72,905
Issuance of common voting shares in settlement of shareholder loan (note 6(a))	235,000		70,500		-		-		70,500
Share issuance costs	-		(68,696)		-		-		(68,696)
Agent's warrants issued as share issuance cost (note 6 (c))	-		-		11,760		-		11,760
Common voting shares issued as share issuance cost (note 6 (a))	4,000		1,200						1,200
Share-based compensation (note 6 (b))	-		-		25,847		-		25,847
Loss for the year	-		-		-		(968,162)		(968,162)
Balance as at December 31, 2014	6,184,987		1,484,399		126,219		(1,639,030)		(28,412)

The accompanying notes are an integral part of these financial statements

Canada Jetlines Ltd.
A Start-up Stage Company
Statements of Cash Flows
(Expressed in Canadian Dollars)

	For the Year Ended
	December 31,	December 31,
	2014	2013
	$	$
Cash Flows From Operating Activities
Net loss for the year	(968,162)	(643,789)
Items not involving cash:
Depreciation	2,378	661
Share-based compensation	25,847	88,612
Interest expense	474	267
Consulting	72,905	50,000
Changes in non-cash working capital:
Accounts receivable	(7,120)	(7,877)
Prepaid expenses and deposits	(16,877)	(20,727)
Accounts payable and accrued liabilities	99,475	59,327
Net Cash Used in Operating Activities	(791,080)	(473,526)

Cash Flows From Investing Activities
Purchase of computer equipment	(4,715)	(5,953)
Net Cash Used by Investing Activities	(4,715)	(5,953)

Cash Flows From Financing Activities
Proceeds from issuance of shares	811,390	503,500
Share issuance costs	(55,736)	(7,400)
Interest paid	(474)	(267)
Short-term loan repayment	-	(25,000)
Shareholder loan advances	82,500	-
Shareholder loan repayments	(12,000)	-
Net Cash provided from Financing Activities	825,680	470,833

Net Increase in Cash	29,885	(8,646)
Cash – Beginning of Year	41,275	49,921
Cash – End of Year	71,160	41,275

Supplemental cash flow information (note 11)

The accompanying notes are an integral part of these financial statements

Canada Jetlines Ltd.
(A Start-up Stage Company)
Notes to the Financial Statements
For the year ended December 31, 2014
(Expressed in Canadian dollars)

1.	NATURE AND CONTINUANCE OF OPERATIONS

Canada Jetlines Ltd. (the "Company" or "Jetlines") is incorporated under the federal laws of Canada. The Company is in the start-up stage and its principal business activities is the start-up of an ultra low cost carrier ("ULCC") scheduled airline service.

These financial statements have been prepared on the basis of accounting principles applicable to a "going concern", which assumes that the Company will continue its operations and will be able to realize its assets and discharge its liabilities in the normal course of operations for the foreseeable future. At December 31, 2014, the Company had a working capital deficit of $36,041, had not yet achieved profitable operations and expects to incur further losses in the development of its business.  For the year ended December 31, 2014, the Company reported a net loss of $968,162 and as at December 31, 2014, had an accumulated deficit of $1,639,030.  The Company has not generated revenues from operations and is considered to be in the start-up stage. These material uncertainties may cast significant doubt upon the Company's ability to continue as a going concern. The Company is dependent on equity financings and debt to fund its operations.  Based on its current plans, budgeted expenditures, and cash requirements, the Company does not have sufficient cash to finance its current plans for the next 12 months from December 31, 2014.  The Company will need to raise sufficient funds in order to finance its current plans, budgeted expenditures, and administrative expenses.  The Company has no assurance that such financing will be available or be available on favorable terms.  Factors that could affect the availability of financing include the Company's performance, the state of debt and equity markets, investor perceptions and expectations and the global financial and aviation markets.  If successful, the Company would obtain additional financing through, but not limited to, the issuance of additional equity or debt.

These financial statements do not reflect the adjustments to the carrying values of assets and liabilities and the reported expenses and statement of financial position classifications that would be necessary should the going concern assumption be inappropriate, and such adjustments could be material.

The Company's head office is located at Room C4408, Vancouver International Terminal Building, 3211 Grant McConachie Way, Richmond BC V7B 0A4, Canada.

2.	BASIS OF PREPARATION

Statement of Compliance

These financial statements, including comparatives, have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") and interpretations of the International Financial Reporting Interpretations Committee ("IFRIC").

These financial statements for the year ended December 31, 2014 were approved and authorized for issue by the Board of Directors on July 22, 2015.

3.	SIGNIFICANT ACCOUNTING POLICIES

(a)	Foreign Currency Translation

The presentation and functional currency of the Company is the Canadian dollar.

The functional currency of the Company is determined based on the currency of the primary economic environment in which the Company operates.

Canada Jetlines Ltd.
(A Start-up Stage Company)
Notes to the Financial Statements
For the year ended December 31, 2014
(Expressed in Canadian dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(a)	Foreign Currency Translation (continued)

Transactions and balances:

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the date of the transaction. Foreign currency monetary items are translated at the period-end exchange rate. Non-monetary items measured at historical cost continue to be carried at the exchange rate at the date of the transaction. Non-monetary items measured at fair value are reported at the exchange rate at the date when fair values were determined.

Exchange differences arising on the translation of monetary items or on settlement of monetary items are recognized in profit or loss in the period in which they arise.

Exchange differences arising on the translation of non-monetary items are recognized in other comprehensive income to the extent that gains and losses arising on those non-monetary items are also recognized in other comprehensive income. Where the non-monetary gain or loss is recognized in profit or loss, the exchange component is also recognized in profit or loss.

(b)	Equipment

Equipment is comprised of computers and is carried at cost, less accumulated depreciation. The cost of an item consists of the purchase price, any costs directly attributable to bringing the asset to the location and condition necessary for its intended use and an initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

Depreciation is provided for at the following rates:

Assets	Rate
Computer equipment	3 years, straight-line method

An item is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on disposal of the asset, determined as the difference between the net disposal proceeds and the carrying amount of the asset, is recognized in profit or loss in the statement of loss and comprehensive loss.

Where an item of equipment is comprised of major components with different useful lives, the components are accounted for as separate items of equipment. Expenditures incurred to replace a component of an item of equipment that is accounted for separately, including major inspection and overhaul expenditures, are capitalized.

The residual values, useful lives, and methods of depreciation are reviewed at each reporting period and adjusted prospectively if appropriate.

Canada Jetlines Ltd.
(A Start-up Stage Company)
Notes to the Financial Statements
For the year ended December 31, 2014
(Expressed in Canadian dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(c)	Impairment of Non-Financial Assets

At each reporting date, the Company reviews the carrying amounts of its tangible and intangible assets to determine whether there is an indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash-generating unit to which the assets belong. Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognized immediately in profit or loss, unless the relevant asset is carried at a revalued amount, in which case the impairment loss is treated as a revaluation decrease.

Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined had no prior impairment loss been recognized for the asset.

(d)	Financial Instruments

Financial Assets

All financial assets are initially recorded at fair value and designated upon inception into one of the following four categories: held-to-maturity, available-for-sale, loans-and-receivables or at fair value through profit or loss ("FVTPL").

Financial assets classified as FVTPL are measured at fair value with unrealized gains and losses recognized through profit or loss. Regular purchases and sales of FVTPL financial assets are accounted for at trade date, as opposed to settlement date. The Company's cash is classified as FVTPL.

Financial assets classified as loans-and-receivables and held-to-maturity are measured at amortized cost. Financial assets classified as available-for-sale are measured at fair value with unrealized gains and losses recognized in other comprehensive income (loss) except for losses in value that are considered other than temporary. The Company's accounts receivable is classified as loans-and-receivables.

Transactions costs associated with FVTPL financial assets are expensed as incurred, while transaction costs associated with all other financial assets are included in the initial carrying amount of the asset.

Canada Jetlines Ltd.
(A Start-up Stage Company)
Notes to the Financial Statements
For the year ended December 31, 2014
(Expressed in Canadian dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(d)	Financial Instruments (continued)

Financial Liabilities

All financial liabilities are initially recorded at fair value and designated upon inception as FVTPL or other-financial-liabilities. Financial liabilities classified as other-financial-liabilities are initially recognized at fair value less directly attributable transaction costs. After initial recognition, other-financial-liabilities are subsequently measured at amortized cost using the effective interest method. The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest expense over the relevant period of maturity. The effective interest rate is the rate that exactly discounts estimated future cash payments to the carrying value through the expected life of the financial liability, or, where appropriate, a shorter period. The Company's accounts payable and accrued liabilities are classified as other-financial-liabilities.

Financial liabilities classified as FVTPL include financial liabilities held for trading and financial liabilities designated upon initial recognition as FVTPL. Derivatives, including separated embedded derivatives, are also classified as held for trading unless they are designated as effective hedging instruments. Fair value changes on financial liabilities classified as FVTPL are recognized through profit and loss. The Company has not classified any financial liabilities as FVTPL.

A financial liability is derecognized when the associated obligation is discharged, cancelled or expired.

(e) Impairment of Financial Assets

The Company assesses at each reporting date whether a financial asset is impaired.

If there is objective evidence that an impairment loss on assets carried at amortized cost has been incurred, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows discounted at the financial asset's original effective interest rate. The carrying amount of the asset is then reduced by the amount of the impairment. The amount of the loss is recognized in profit or loss.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed to the extent that the carrying value of the asset does not exceed what the amortized cost would have been had the impairment not been recognized. Any subsequent reversal of an impairment loss is recognized in profit or loss.

In relation to trade receivables, a provision for impairment is made and an impairment loss is recognized in profit or loss when there is objective evidence (such as the probability of insolvency or significant financial difficulties of the debtor) that the Company will not be able to collect all of the amounts due under the original terms of the invoice. The carrying amount of the receivable is reduced through use of an allowance account. Impaired debts are written off against the allowance account when they are assessed as uncollectible.

Canada Jetlines Ltd.
(A Start-up Stage Company)
Notes to the Financial Statements
For the year ended December 31, 2014
(Expressed in Canadian dollars)

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

(e) Impairment of Financial Assets (continued)

If an available-for-sale asset is impaired, an amount comprising the difference between its cost and its current fair value, less any impairment loss previously recognized in profit or loss, is transferred from accumulated other comprehensive income (loss) to profit or loss.  Management reviews the fair value of its marketable securities at the end of each reporting period. When the securities are trading below their cost for a prolonged period of time or the decline in value is significant, it is considered impaired. Reversals of impairment in respect of equity instruments classified as available-for-sale are recognized in other comprehensive income (loss) and are not recognized in profit or loss.

(f) Income Taxes

(i) Current income tax

Current income tax assets and liabilities for the current period are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted, at the reporting date, in the countries where the Company operates and generates taxable income.

Current income tax relating to items recognized directly in other comprehensive income or equity is recognized in other comprehensive income or equity and not in profit or loss. Management periodically evaluates positions taken in the tax returns with respect to situations where applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

(ii) Deferred tax

Deferred tax is recognized using the asset and liability method on temporary differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes at the reporting date.

Deferred tax liabilities are recognized for all taxable temporary differences, except:

•
Where the deferred tax liability arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit (tax loss).

•
In respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, where the timing of the reversal of the temporary differences can be controlled by the parent, investor or venturer and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred tax assets are recognized for all deductible temporary differences, the carry-forward of unused tax credits and any unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry forward of unused tax credits and unused tax losses can be utilized, except:

Canada Jetlines Ltd.
(A Start-up Stage Company)
Notes to the Financial Statements
For the year ended December 31, 2014
(Expressed in Canadian dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(f) Income Taxes (continued)

(ii) Deferred tax (continued)

•
Where the deferred tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss.

•
In respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available, against which the temporary differences can be utilized.

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized. Unrecognized deferred tax assets are reassessed at the end of each reporting period and are recognized to the extent that it has become probable that future taxable profit will be available to allow the deferred tax asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

Deferred tax relating to items recognized outside profit or loss is recognized outside profit or loss. Such deferred tax items are recognized in correlation to the underlying transaction either in other comprehensive income or directly in equity.

Deferred tax assets and deferred tax liabilities are offset, if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

Tax benefits acquired as part of a business combination, but not satisfying the criteria for separate recognition at that date, are recognized subsequently if new information about facts and circumstances arises. The adjustment is either treated as a reduction to goodwill (as long as it does not exceed goodwill) if it occurred during the measurement period or recognized in profit or loss thereafter.

(g) Share Capital

Instruments issued by the Company are classified as equity only to the extent that they do not meet the definition of a financial liability or financial asset. The Company's common shares, options and share warrants are classified as equity instruments.

Incremental costs directly attributable to the issue of new shares, options, or warrants are shown in equity as a deduction, net of tax, from the proceeds.

Canada Jetlines Ltd.
(A Start-up Stage Company)
Notes to the Financial Statements
For the year ended December 31, 2014
(Expressed in Canadian dollars)

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

(g) Share Capital (continued)

The Company has adopted a residual value method with respect to the measurement of shares and warrants issued as private placement units. The residual value method first allocates value to the more easily measurable component based on fair value and then the residual value, if any, to the less easily measurable component.

The fair value of the common shares issued in private placements is determined to be the more easily measurable component and are valued at their fair value, as determined by the closing price on the announcement date.  The balance, if any, is allocated to the attached warrants.

In situations where share capital is issued, or received, as non-monetary consideration and the fair value of the asset or services received, or given up is not readily determinable, the fair market value (as defined) of the shares is used to record the transaction. The fair market value of the shares issued, or received, is based on the trading price of those shares on the appropriate Exchange on the date of the agreement to issue shares as determined by the Board of Directors.

(h) Earnings / Loss Per Share

Basic earnings/loss per share is computed by dividing the net income or loss applicable to common shares of the Company by the weighted average number of common shares outstanding for the relevant period.

Diluted earnings/loss per common share is computed by dividing the net income or loss applicable to common shares by the sum of the weighted average number of common shares issued and outstanding and all additional common shares that would have been outstanding, if potentially dilutive instruments were converted.

(i) Share-based Compensation

Where equity-settled share options are awarded to employees, the fair value of the options at the date of grant is charged to profit or loss over the vesting period. Performance vesting conditions are taken into account by adjusting the number of equity instruments expected to vest at each reporting date so that, ultimately, the cumulative amount recognized over the vesting period is based on the number of options that eventually vest. Non-vesting conditions and market vesting conditions are factored into the fair value of the options granted. As long as all other vesting conditions are satisfied, a charge is made irrespective of whether these vesting conditions are satisfied. The cumulative expense is not adjusted for failure to achieve a market vesting condition or where a non-vesting condition is not satisfied.

Where the terms and conditions of options are modified before they vest, the increase in the fair value of the options, measured immediately before and after the modification, is also charged to the statement of loss and comprehensive loss over the remaining vesting period.

When equity instruments are granted to non-employees, they are recorded at the fair value of the goods and services received, unless the fair value of the goods and services received cannot be reasonably measured, in which case they are measured using the equity instruments issued. Expenses are recorded in

Canada Jetlines Ltd.
(A Start-up Stage Company)
Notes to the Financial Statements
For the year ended December 31, 2014
(Expressed in Canadian dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(i) Share-based Compensation (continued)

the statement of comprehensive loss/income. Amounts related to the cost of issuing shares are recorded as a reduction of share capital.

When the value of goods or services received in exchange for the share-based compensation cannot be reliably estimated, the fair value is measured by use of a valuation model. The expected life used in the model is adjusted, based on management's best estimate, for the effects of non-transferability, exercise restrictions, and behavioural considerations.

All equity-settled share-based compensation are reflected in contributed surplus, until exercised. Upon exercise, shares are issued from treasury and the amount reflected in contributed surplus is credited to share capital, adjusted for any consideration paid.

Where a grant of options is cancelled or settled during the vesting period, excluding forfeitures when vesting conditions are not satisfied, the Company immediately accounts for the cancellation as an acceleration of vesting and recognizes the amount that otherwise would have been recognized for services received over the remainder of the vesting period. Any payment made to the employee on the cancellation is accounted for as the repurchase of an equity interest except to the extent the payment exceeds the fair value of the equity instrument granted, measured at the repurchase date. Any such excess is recognized as an expense.

(j) Segmented Reporting

The Company operates in one segment, which is the start-up of a ULCC and its operations and head office are in Canada.

(k) Leases

The determination of whether an arrangement is, or contains, a lease is based on the substance of the arrangement at the date of inception. The arrangement is assessed for whether fulfillment of the arrangement is dependent on the use of a specific asset or assets or the arrangement conveys a right to use the asset or assets, even if that right is not explicitly specified in an arrangement.

Finance leases that transfer substantially all of the risks and benefits incidental to ownership of the leased item to the Company, are capitalized at the commencement of the lease at the fair value of the leased property or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between finance charges and reduction of the lease liability to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are recognized in finance costs in profit or loss.

A leased asset is depreciated over the useful life of the asset. However, if there is no reasonable certainty that the Company will obtain ownership by the end of the lease term, the asset is depreciated over the shorter of the estimated useful life of the asset and the lease term.

Operating lease payments are recognized as an operating expense in profit or loss on a straight-line basis over the lease term.

Canada Jetlines Ltd.
(A Start-up Stage Company)
Notes to the Financial Statements
For the year ended December 31, 2014
(Expressed in Canadian dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(l)	Significant Accounting Estimates and Judgments

The preparation of these financial statements requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates. These financial statements include estimates which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the financial statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and future periods if the revision affects both current and future periods. These estimates are based on historical experience, current and future economic conditions and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Critical accounting estimates

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the end of the reporting period, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to the following:

i.	The carrying value and the recoverability of equipment

The application of the Company's accounting policy for identifying impairment indicators under IAS
36 requires judgement. If indicators are identified, the determination on recoverability of equipment requires judgement in determining whether future economic benefits are likely, which may be based on assumptions about future events or circumstances.  Estimates and assumptions made may change if new information becomes available. If, after an expenditure is capitalized, information becomes available suggesting that the recovery of expenditure is unlikely, the amount capitalized is recognized in loss in the period that the new information becomes available.

ii. The inputs used in accounting for share-based compensation

The fair values of share-based compensation are subject to the limitation of the Black-Scholes option pricing model that incorporates market data and involves uncertainty in estimates used by management in the assumptions. Because the Black-Scholes option pricing model requires the input of highly subjective assumptions, including the volatility of share price, changes in subjective input assumptions can materially affect the fair value estimate.

Critical accounting judgments

Critical accounting judgments are accounting policies that have been identified as being complex or involving subjective judgments or assessments.

Canada Jetlines Ltd.
(A Start-up Stage Company)
Notes to the Financial Statements
For the year ended December 31, 2014
(Expressed in Canadian dollars)

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

(l)	Significant Accounting Estimates and Judgments (continued)

i.
The analysis of the functional currency for the Company - In accordance with IAS 21, the Effects of Changes in Foreign Exchange Rates, management determined that the functional currency of Company is the Canadian dollar as this is the currency of the primary economic environment in which the Company operates.

(m)	New accounting pronoucements

Accounting standards issued and effective January 1, 2014 include amendment to IAS 32, Financial Instruments & Presentation provides for amendments relating to offsetting financial assets and financial liabilities. The Company has adopted this policy and it does not have a significant effect on the financial statements.

(n)	Accounting standards not yet adopted

IFRS 9 Financial Instruments - In July 2014, the IASB issued the final version of IFRS 9 Financial Instruments which reflects all phases of the financial instruments project and replaces IAS 39 Financial Instruments: Recognition and Measurement and all previous versions of IFRS 9. The standard introduces new requirements for classification and measurement, impairment, and hedge accounting. IFRS 9 is effective for annual periods beginning on or after January 1, 2018, with early application permitted. Retrospective application is required, but comparative information is not compulsory. Early application of previous versions of IFRS 9 (2009, 2010 and 2013) is permitted if the date of initial application is before February 1, 2015. The Company has not yet determined the impact of this standard on its financial position and results of operations.

IFRS 15 Revenue Recognition - Revenue from Contracts with Customers establishes the principles that an entity shall apply to report useful information to users of financial statements about the nature, amount, timing, and uncertainty of revenue and cash flows arising from a contract with a customer. Management anticipates that this standard will be adopted in the Company's financial statements for the period beginning January 1, 2017, and has not yet considered the potential impact of the adoption of IFRS 15.

IAS 36 Impairment of Assets is amended effective for annual periods beginning on or after July 1, 2014 to address disclosures required regarding the recoverable amount of impaired assets of cash generating units (CGUs) for periods in which the impairment loss has been recognized or reversed. As of the date of the financial statements, the Company has no impaired assets. There is no change expected to the financial presentation as a result of this amendment.

Canada Jetlines Ltd.
(A Start-up Stage Company)
Notes to the Financial Statements
For the year ended December 31, 2014
(Expressed in Canadian dollars)

4. EQUIPMENT

Cost
Balance as at December 31, 2012	-
Additions	5,953
Disposals	-
Balance as at December 31, 2013	5,953
Additions	4,715
Disposals	-
Balance as at December 31, 2014	10,668

Accumulated depreciation
Balance as at December 31, 2012	-
Depreciation	661
Disposals	-
Balance as at December 31, 2013	661
Depreciation	2,378
Disposals	-
Balance as at December 31, 2014	3,039

Carrying amounts
Balance as at December 31, 2014	7,629
Balance as at December 31, 2013	5,292

5. RELATED PARTY TRANSACTIONS

Transactions with related parties were in the normal course of operations and are measured at the exchange amount established and agreed to by the related parties.

In addition to the related party transactions noted below, the Company reimbursed all these related parties for out-of-pocket direct costs incurred on behalf of the Company.  Such costs include travel, postage, courier charges, printing and telephone charges.

Canada Jetlines Ltd.
(A Start-up Stage Company)
Notes to the Financial Statements
For the year ended December 31, 2014
(Expressed in Canadian dollars)

5. RELATED PARTY TRANSACTIONS (continued)

	For the Year Ended
	December 31,	December 31,
	2014	2013
Transactions with Key Management Personnel	$	$
Salaries to Key Management included in salaries and benefits	270,546	157,231
Share-based compensation to Key Management	25,847	88,612
Consulting fees to Key Management included in consulting expense	83,599	87,838
	379,992	333,681

Included in consulting fees to Key Management for the year ended December 31, 2014 is $nil (2013 - $67,688) paid to a company that is controlled by the Chief Administrative Officer who is also a director.

Included in consulting fees to Key Management for the year ended December 31, 2014 is $24,061 (2013 - $nil) paid to a company that is controlled by the Chief Financial Officer.

During 2014, shareholder loans totaling $82,500 were advanced by the Chief Executive Officer and Chief Administrative Officer who are also directors. The shareholder loans were non-interest bearing, repayable on demand and unsecured. In July 2014, the loans were settled by the Company through the issuance of 235,000 common voting shares valued at $70,500 and $12,000 repayment in cash.

Included in accounts payable and accrued liabilities is $51,211 (2013 - $14,931) due to Key Management.

6.	SHARE CAPITAL

(a)	Authorized: Unlimited number of common voting shares without par value
      Unlimited number of variable common voting shares without par value

During the year ended December 31, 2013, the Company:

•	Issued 1,791,669 common voting shares for gross cash proceeds of $503,500 less share issuance costs of $7,400.
•	Issued 333,334 common voting shares to settle accounts payable for consulting services valued at $50,000.

On December 31, 2013, the Company with the approval of relevant holders of the common voting shares, implemented a combination of share consolidation and stock split. This share adjustment was applied to 4,187,000 shares that were issued in 2012 and 2013. On May 1, 2014, the Company with the approval of relevant holders of the common voting shares implemented a stock split. The stock split was applied to 939,000 shares that were issued in 2013 in the ratio of one and two-thirds for one. The number of common voting shares outstanding presented for the current and comparative prior periods have been re-stated to reflect these share adjustments.

Canada Jetlines Ltd.
(A Start-up Stage Company)
Notes to the Financial Statements
For the year ended December 31, 2014
(Expressed in Canadian dollars)

6.	SHARE CAPITAL (continued)

During the year ended December 31, 2014, the Company:

•
Completed a brokered private placement ("Private Placement") in which it issued 2,505,300 units for gross proceeds of $751,590 with each unit consisting of one common voting share plus half a warrant. In connection with the Private Placement, the Company issued 97,341 agent's warrants.  The holder of each full warrant or agent's warrant is entitled to purchase one common voting share at an exercise price of $0.50 for a period of 2 years from the date of issue. Share issuance cost for the Private Placement amounted to $50,952 in cash, $1,200 as the fair value of 4,000 units issued as finder's fee and $11,760 as the fair value of the agent's warrants.

•	Issued 199,333 common voting shares for gross cash proceeds of $59,800 less share issuance costs of $4,784.
•
Issued 235,000 units in settlement of shareholder loans valued at $70,500 advanced by the Company's Chief Executive Officer and Chief Administrative Officer (Note 5). Each unit is equivalent to and has the same terms as those issued in the Private Placement.

•
Issued 233,017 common voting shares to settle accounts payable for consulting services valued at $69,905 and 10,000 units for consulting services valued at $3,000. Each unit is equivalent to and has the same terms as those issued in the Private Placement.

Subsequent to December 31, 2014, the Company:

•
Issued through a private placement 2,226,000 units for gross proceeds of $1,113,000 with each unit consisting of one common voting share plus half a warrant. In connection with the private placement, the Company issued 1,113,000 share purchase warrants and 52,800 agent's warrants. The holder of each full warrant or agent's warrant is entitled to purchase one common voting share at an exercise price of $1.50 for a period of 2 years from the date of issue.

(b)	Stock Options and Share-Based Compensation

Stock options granted to the Company's directors were as follows:

Grant date	Number of options	Exercise price per share	Expiry date
May 28, 2014	150,000	$0.30	October 1, 2023
September 30, 2013	600,000	$0.50	October 1, 2023

On February 26, 2014, the exercise price of the stock options granted on September 30, 2013 was amended to $0.30 per share.

The fair value of the 2014 grant was estimated at the grant date using the Black-Scholes Option Pricing Model. The inputs for the Black-Scholes Option Pricing Model are as follows:

Risk free interest rate	2.16%
Expected dividend yield	-
Expected annual volatility	100%
Expected life	6.2 years
Forfeiture rate	0%

Canada Jetlines Ltd.
(A Start-up Stage Company)
Notes to the Financial Statements
For the year ended December 31, 2014
(Expressed in Canadian dollars)

6.	SHARE CAPITAL (continued)

The fair value of the 2013 grant was estimated at the grant date using the Black-Scholes Option Pricing Model. The inputs for the Black-Scholes Option Pricing Model are as follows:

Risk free interest rate	2.16%
Expected dividend yield	-
Expected annual volatility	100%
Expected life	6.5 years
Forfeiture rate	0%

(b)	Stock Options and Share-Based Compensation (continued)

The May 28, 2014 stock options vest at 25% on May 28, 2014 and 25% annually on May 28 of each year thereafter. The September 23, 2013 stock options vest at 25% on October 1, 2013 and 25% annually on October 1 of each year thereafter.

For the year ended December 31, 2014, the Company recognized share-based compensation of $25,847 in comprehensive loss (2013 - $88,612).

A summary of the status of the Company's stock options as at December 31, 2014 and changes during the year are as follows:

	Number of options	Weighted average exercise price $

Outstanding – December 31, 2012	-	-
Granted	600,000	0.50
Options forfeited	-	-
Outstanding – December 31, 2013	600,000	0.50
Granted	150,000	0.30
Options forfeited	(450,000)	0.30
Outstanding – December 31, 2014	300,000	0.30

The Company has the following stock options outstanding and exercisable:

Options Outstanding			Options Exercisable
Number of options at December 31, 2014	Weighted Average Remaining Contractual Life (Years)	Weighted average exercise price $	Number of options at December 31, 2014	Weighted average exercise price $

300,000	8.76	0.30	112,500	0.30

Subsequent to December 31, 2014, 150,000 stock options were forfeited due to the resignation of a director.

Canada Jetlines Ltd.
(A Start-up Stage Company)
Notes to the Financial Statements
For the year ended December 31, 2014
(Expressed in Canadian dollars)

6.	SHARE CAPITAL (continued)

(c)	Warrants

A summary of the status of the Company's warrants as at December 31, 2014 and changes during the year are as follows:

	Number of Warrants	Weighted Average Exercise Price $
Outstanding - December 31, 2013 and 2012	-	-
Share purchase warrants issued	1,377,150	0.50
Agent's warrants issued	97,341	0.50
Outstanding - December 31, 2014	1,474,491	0.50

Expiry Date	Exercise Price	Number of Warrants	Warrant Valuation
July 30, 2016	$0.50	997,883	$Nil
August 29, 2016	$0.50	379,267	$Nil
July 30, 2016	$0.50	82,408	$9,956
August 29, 2016	$0.50	14,933	$1,804
Weighted Average	$0.50	1,474,491	$11,760

The agent's warrants were issued in connection with the Private Placement. The fair value of the agent's warrants was $11,760 and was estimated at the grant date using the Black-Scholes Option Pricing Model. The inputs for the Black-Scholes Option Pricing Model are as follows:

Risk free interest rate	1.10%
Expected dividend yield	0%
Expected annual volatility	100%
Expected life	2 years

(d)	Reserves

Contributed surplus
Share-based compensation are recognized in contributed surplus, until exercised.  Upon exercise, shares are issued from treasury and the amount in contributed surplus is reclassified to share capital, adjusted for any consideration paid.

7. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Fair Value Hierarchy

Financial instruments recorded at fair value on the Statement of Financial Position are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. Fair values of financial instruments are determined by valuation methods depending on hierarchy levels as defined below:

Level 1 – Quoted market price in active markets for identical assets or liabilities;

Canada Jetlines Ltd.
(A Start-up Stage Company)
Notes to the Financial Statements
For the year ended December 31, 2014
(Expressed in Canadian dollars)

7. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)

Level 2 – Inputs other than quoted prices included in level 1 that are observable for the assets or liabilities, either directly (i.e. observed prices) or indirectly (i.e. derived from prices);

Level 3 – Inputs for the assets or liabilities are not based on observable market data.

The fair value hierarchy requires the use of observable market inputs whenever such inputs exist. A financial instrument is classified to the lowest level of the hierarchy for which a significant input has been considered in measuring fair value.

The following table presents the financial instruments recorded at fair value in the Statement of Financial Position, classified using the fair value hierarchy described above:

Asset	Level 1 $	Level 2 $	Level 3 $
December 31, 2014:
Cash	71,160	-	-
December 31, 2013:
Cash	41,275	-	-

The Company's risk exposures and the impact on the Company's financial instruments are summarized below:

Credit risk – is the risk of a financial loss to the Company if a counterparty fails to meet its contractual obligations. The Company's cash is held in a Canadian financial institution and management believes that the credit risk with respect to financial instruments is minimal.

Currency risk – currency risk arises due to fluctuations in the exchange rates.  The Company's equity financings are sourced in Canadian dollars and the normal day-to-day expenditures are incurred in Canadian dollars.  At this time there are no currency hedges in place and the Company is not exposed to foreign currency risks.

Interest rate risk – is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company's interest expense is based on a fixed rate of interest on its loan.  During 2014, the Company paid $474 (2013 - $267) of interest.  As the rate of interest on the Company's loan is fixed, fluctuation in market interest would not affect interest expense.

Liquidity risk – is the risk that the Company will be unable to meet its obligations as they become due. The Company manages its liquidity risk by implementing a budget, forecasting cash flows from operations and anticipating any investing and financing activities. Management and the Board of Directors are actively involved in the review, planning and approval of significant expenditures and commitments. As at December 31, 2014, the Company has $71,160 in cash, $159,802 in current liabilities and no long-term liabilities.

Price risk – the Company is in the start-up stage and does not have any revenues and therefore, is currently not exposed to price risks.

Canada Jetlines Ltd.
(A Start-up Stage Company)
Notes to the Financial Statements
For the year ended December 31, 2014
(Expressed in Canadian dollars)

8. CAPITAL MANAGEMENT

The Company manages its capital structure, being its share capital, and makes adjustments to it, based on the funds available to the Company, in order to support future business opportunities. The Company had share capital of $1,484,399 and no debt as at December 31, 2014. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company's management to sustain future development of the business. Planning, annual budgeting, cash flow forecasting and implementing controls over major investment decisions are primary tools used to manage the Company's capital.

The Company's investment policy is to hold cash in interest bearing bank accounts.

The Company currently has no source of revenues.  As such, the Company is dependent upon external financings to fund activities.  In order to carry future projects and pay for administrative costs, the Company will spend its existing working capital and raise additional funds as needed.  Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

There were no changes to the Company's approach to capital management during the year.  The Company is not subject to externally imposed capital requirements.

9. COMMITMENTS

The following table shows the Company's contractual commitments as at December 31, 2014.

	2015		2016		2017		2018		2019		Total
	$		$		$		$		$		$
Office premise lease		26,892		-		-		-		-		26,892
Consulting (1)		39,600		39,600		29,700		-		-		108,900
Aircraft deposits (2)		2,539,494		2,539,494		-		-		23,912,260		28,991,248
Total		2,605,986		2,579,094		29,700		-		23,912,260		29,127,040

(1)	Represents agreement for technology systems and support
(2)	Represents Deposits under the Boeing Agreement as defined below.

On December 11, 2014, the Company signed a definitive purchase agreement with The Boeing Company ("Boeing") to acquire up to twenty-one Boeing 737 MAX aircraft for delivery commencing in 2021 (the "Boeing Agreement"). The Boeing Agreement includes five firm orders, purchase rights for an additional sixteen 737 MAX and some conversion rights to the 737-8 MAX aircraft. The following is a summary of the key terms of the Boeing Agreement.
•
Jetlines will purchase five Boeing 737-7MAX aircraft, beginning with expected monthly deliveries in January 2021, for an aggregate estimated base price of US$438 million (2014 US$, subject to escalation), subject to certain terms and conditions.  The cost for the airframe and engines is based on the 2014 price with an escalation factor to determine final price at delivery. Variable costs include the cost of optional equipment furnished by Boeing and the cost of optional equipment furnished by Jetlines. The variable cost items, while estimated, remain subject to final determination. Jetlines estimates that assuming scheduled delivery in 2021, and taking into account presently known facts and assumptions, the escalated basic list price for the five aircraft would be approximately US$515 million.

Canada Jetlines Ltd.
(A Start-up Stage Company)
Notes to the Financial Statements
For the year ended December 31, 2014
(Expressed in Canadian dollars)

9. COMMITMENTS (continued)
•
Jetlines is required in connection with the five firm orders  to pay (i) US$200,000 no later than January 30, 2015, US$100,000 no later than February 27, 2015 and 0.5% of the total basic list price of the five firm orders (such 0.5% being approximately US$2.2 million) less US$300,000 no later than November 30, 2015 (the "November 2015 payment") and (ii) 0.5% of the total basic list price of the five firm orders (such 0.5% being approximately US$2.2 million) by May 31, 2016 (the "May 2016 Payment", and together with the November 2015 Payment, the "Initial Payments"). The Company has paid the January 30, 2015 and February 27, 2015 amounts subsequent to December 31, 2014.

•
In the event Jetlines fails to pay the November 2015 payment, Boeing has the unilateral right to terminate the Boeing Agreement or enter into negotiations with Jetlines to amend certain terms of the Boeing Agreement. If Boeing elects to terminate the Boeing Agreement, Boeing is required to repay to Jetlines an amount equal to any deposit and advance payments received by Boeing from Jetlines less all of Boeing's costs and expenses accrued in connection with Boeing Agreement.

•	In addition to the Initial Payments, Jetlines is required to make the following payments on account of the basic list price of the five firm orders:
Month Prior to Scheduled Delivery Month	% of the Total Basic List Price of the Five Firm Orders
24	4%
21, 18, 12, 9, 6	5% each
On Delivery	70%
Total	100% (including Initial Payments)
•
Jetlines may elect to defer the above payments in accordance with the following schedule (which payments together with the Initial Payments are collectively referred to as the "Deferred Advance Payments"):

Month Prior to Scheduled Delivery Month	% of the Total Basic List Price of the Five Firm Orders
24	4%
21, 18, 12	5% each
On Delivery	80%
Total	100% (including Initial Payments)

•
Jetlines is required to pay interest on the Deferred Advance Payments from the day on which each advance payment would have been due in accordance with Boeing's regular payment schedule until the date of actual delivery of the applicable aircraft.

•
Jetlines will have the right to purchase up to 16 additional Boeing 737-7MAX aircraft. This purchase right is exercisable by Jetlines by notice not less than 24 months before the desired date of delivery. The additional aircraft are offered subject to available position for delivery prior to December 31, 2024. The price of the aircraft subject to the purchase right will be determined based on the provisions of the Boeing Agreement using the then current prices for such aircraft at the time of exercise of the purchase right subject to the escalation factors in the Boeing Agreement.

•
Jetlines will have the right to substitute any Boeing 737-7MAX ordered with a Boeing 737-8MAX with a scheduled month of delivery 24 months after delivery of the first Boeing 737-8MAX aircraft to a Boeing customer. Jetlines may exercise this right of substitution by providing notice to Boeing not less than the first day of the month that is: (i) 12 months prior to the scheduled month of delivery of the Boeing 737-7MAX for which it will be substituted if Jetlines has previously received a substituted aircraft; or (ii) 15

Canada Jetlines Ltd.
(A Start-up Stage Company)
Notes to the Financial Statements
For the year ended December 31, 2014
(Expressed in Canadian dollars)

9. COMMITMENTS (continued)
months prior to the scheduled month of delivery of the Boeing 737-7MAX for which it will be substituted, if Jetlines has not previously received a substituted aircraft. The acquisition of any substituted aircraft will be subject to the execution of a definitive purchase agreement and product capabilities of the Boeing 737-8MAX. Pricing will be based on the pricing for the Boeing 737-8MAX aircraft as set out in the Boeing Agreement, subject to adjustments for configuration specifications by Boeing which arise between the date of the Boeing Agreement and the date of execution of the definitive agreement for the substitution Boeing 737-8MAX.
•
Jetlines may not terminate the Boeing Agreement unless there is a non-excusable delivery delay in which case either party may terminate the agreement with respect to an aircraft if there is a non-excusable delay for that aircraft which in the aggregate exceeds 180 days. Boeing has agreed to pay Jetlines a pre-determined liquidated damages amount in the event of a non-excusable delay associated with the delivery of aircraft.

•	Boeing has agreed to provide a service life policy and product assurance in respect of certain components of the aircraft.
•	Boeing has agreed to provide promotional support to Jetlines in respect of the entry of the Boeing 737-7MAX into Jetlines' operations.
The Company has not hedged its exposure to exchange rate fluctuations between the US and Canadian dollar with respect to the Boeing Agreement.  The purchase price of the five aircraft is denominated in US dollars and therefore, the Company is exposed to fluctuations in the exchange rate between the Canadian dollar ("C$") and the US dollar. Assuming an exchange rate where US$1 equals C$1.1601, a 1% increase or decrease in the exchange rate will increase or decrease the aggregate base purchase price by C$5.1 million and increase or decrease the aggregate escalated purchase price by C$6 million.

10. CONTINGENCIES

The Company is, from time to time, involved in various claims, legal proceedings and complaints arising in the ordinary course of business. The Company does not believe that adverse decisions in any pending or threatened proceedings related to any matter, or any amount which it may be required to pay by reason thereof, will have a material effect on the financial condition or future results of operations of the Company.

11. SUPPLEMENTAL CASH FLOW INFORMATION

The Company's non-cash financing activities include $74,105 (2013 - $50,000) common shares issued for services and $70,500 (2013 - $nil) common shares issued as settlement of shareholder loans for the year ended December 31, 2014. Non-cash share issuance cost was $12,960 (2013 - $nil) for the year ended December 31, 2014.

Canada Jetlines Ltd.
(A Start-up Stage Company)
Notes to the Financial Statements
For the year ended December 31, 2014
(Expressed in Canadian dollars)

12. INCOME TAX

(a)	The reconciliation of the Canadian statutory income tax rates to the effective tax rates are as follows:

	2014	2013

Earnings (loss) for the year	$(968,162)	$(643,789)

Expected income tax (recovery)	$(252,000)	$(166,000)
Change in statutory rates and other	1,000	(2,000)
Permanent Difference	7,000	23,000
Share issue cost	(14,000)	(2,000)
Change in unrecognized deductible temporary differences	258,000	147,000
Total income tax expense (recovery)	$-	$-

(b)
Deferred tax assets are recognized to the extent that the realization of the related tax benefit through future taxable profits is probable.  The ability to realize the tax benefits is dependent upon numerous factors, including the future profitability of operations in the jurisdictions in which the tax benefits arose.  In addition, the Company has not recognized any deferred tax liabilities resulting from temporary differences in other comprehensive loss as the Company views that those taxable temporary differences will not reverse in the foreseeable future.

The significant components of the Company's unrecognized deferred tax assets and liabilities are as follows:

	December 31,
	2014	2013
Deferred Tax Assets (liabilities)
Share issuance costs	$13,000	$2,000
Non-capital losses	398,000	152,000
Property and equipment	1,000	-
Net unrecognized deferred tax assets	$412,000	$154,000

The significant components of the Company's unrecognized temporary differences and tax losses are as follows:

	December 31, 2014	Expiry Date Range	December 31, 2013	Expiry Date Range
Temporary Differences
Property and equipment	$3,000	No expiry date	$-	No expiry date
Non-capital losses available for future use	$1,532,000	2032 - 2034	$584,000	2032 - 2033
Share issuance costs	$49,000	2018 - 2019	$6,000	2018

Canada Jetlines Ltd.
(A Start-up Stage Company)
Notes to the Financial Statements
For the year ended December 31, 2014
(Expressed in Canadian dollars)

 13. PROPOSED TRANSACTION

On June 27, 2014, the Company and Inovent Capital Inc. ("Inovent"), a capital pool company trading on the TSX Venture Exchange ("TSXV"), entered into a letter of intent ("LOI") pursuant to which the parties agreed to negotiate the terms of a business combination transaction (the "Proposed Transaction"). The Proposed Transaction would constitute Inovent's qualifying transaction in accordance with the policies of the TSXV. Pursuant to the terms of the LOI, the parties agreed as follows:

•	the Proposed Transaction was subject to the parties executing definitive transaction documents on or before August 29, 2014 (the "Amalgamation Agreement");

•	the structure of the Proposed Transaction was to be determined upon the receipt of securities, tax and financial advice.

The Proposed Transaction was subject to certain conditions including approval of the TSXV and all necessary corporate and shareholder approvals. Upon execution of the LOI, Inovent advanced to the Company a non-refundable deposit of $25,000 (the "Non-Refundable Deposit").  Inovent also advanced to the Company a refundable deposit of $120,000 (the "Deposit"). The Deposit is secured by a charge on all assets of the Company and will be refundable if the LOI is terminated in certain instances. The parties agreed to an exclusivity period ending on August 29, 2014. The exclusivity period for completing definitive Amalgamation Agreement and due diligence was extended from August 29, 2014 to January 31, 2015.

On September 12, 2014, the Company and Inovent completed the Amalgamation Agreement, which was subsequently amended. The terms of the amended Amalgamation Agreement were subject to regulatory approval and approval of the shareholders of the Company and Inovent. Concurrent with the completion of the Proposed Transaction, Inovent and the Company expected to raise aggregate gross proceeds of $50,000,000 in an offering (the "Offering"). The Offering was not completed.

As at December 31, 2014, the Company had incurred $96,008 in expenses associated with the Proposed Transaction. These expenses less the Non-Refundable Deposit and Deposit have been included in professional fees.

On February 6, 2015 in accordance with the terms of the amended Amalgamation Agreement, the Company terminated the Proposed Transaction and issued a termination payment of $30,000 to Inovent as provided for in the amended Amalgamation Agreement. On February 9, 2015, Inovent demanded a settlement of $390,000 plus 2,000,000 share purchase warrants of the Company. On March 12, 2015, Inovent filed a petition in the supreme court of British Columbia (the "Petition") seeking, among other things, enforcement of the July 31, 2014 General Security Agreement between Inovent and the Company which is registered with BC Personal Property Registry (the "GSA") in respect of $120,000 Deposit advanced by Inovent to the Company. The Petition claims, among other things, that the Company is in default of the GSA and has failed to repay the Deposit, despite demands. The Petition seeks a judgement against the Company in the amount of $120,000 plus interest and costs and the appointment of a receiver or receiver manager of the property, rights, assets, businesses and undertakings of the Company that are charged by the GSA, with appropriate powers and authorities. On April 17, 2015, Inovent filed an affidavit in support of the Petition.

The Company maintains that it has fully complied with the terms of the Proposed Transaction and amended Amalgamation Agreement. The Company denies any liability to Inovent and in response to the Petition, the Company has filed a Demand for Discharge of the GSA with the Registrar at the Personal Property Registry and an affidavit with the supreme court of British Columbia.  A court hearing date has been set for September 4,

Canada Jetlines Ltd.
(A Start-up Stage Company)
Notes to the Financial Statements
For the year ended December 31, 2014
(Expressed in Canadian dollars)

13. PROPOSED TRANSACTION (continued)

2015. The Company will vigorously defend itself against any of Inovent's claims, expects the GSA to be discharged and the Petition to be dismissed. In the event that the Company is unsuccessful with its defense, the Company will recognize the loss, if any, in the period the dispute is resolved.

Canada Jetlines Ltd.

MANAGEMENT DISCUSSION AND ANALYSIS
For the year ended December 31, 2015

As at March 28, 2016

March 28, 2015

Introduction

Canada Jetlines Ltd. (the "Company" or "Jetlines") is incorporated under the federal laws of Canada. The Company is in the pre-operating stage and its principal business activities is the development of an ultra low cost carrier ("ULCC") scheduled airline service.

This Management Discussion & Analysis ("MD&A") of the Company has been prepared by management as of March 28, 2016 and should be read in conjunction with the Company's audited financial statements for the year ended December 31, 2015 ("Financial Statements"), which have been prepared in accordance with International Financial Reporting Standards ("IFRS"). All monetary amounts referred to herein are in Canadian dollars unless otherwise stated.

The Company's head office is located at Room C4408, Vancouver International Terminal Building, 3211 Grant McConachie Way, Richmond BC V7B 0A4, Canada.

Management's Responsibility for the Financial Statements

Information provided in this MD&A, including financial information extracted from the Financial Statements, is the responsibility of management. In the preparation of the Financial Statements, estimates are sometimes necessary to make a determination of future value for certain assets or liabilities. Management believes such estimates have been based on careful judgments and have been properly reflected in the accompanying Financial Statements.

Forward Looking Information

This MD&A contains forward-looking statements and forward-looking information (collectively, "forward-looking statements") within the meaning applicable to Canadian legislation.  These statements relate to future events or the future activities or performance of the Company.  All statements, other than statements of historical fact, are forward-looking statements.  Forward-looking statements are typically identified by words such as:  believe, expect, anticipate, intend, estimate, postulate, plans and similar expressions, or which by their nature refer to future events. Forward-looking statements include, among other things, statements regarding expectations commence domestic scheduled point to point air service, raise sufficient financing to advance the Company's goals and objectives, and obtain the 705 Air Operator Certificate.

Forward-looking information is subject to a variety or risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking information. The Company's risks and uncertainties can be found under the heading "Risk Factors" in this MD&A. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements.  Accordingly, readers are advised not to place undue reliance on forward-looking statements. Except as required under applicable securities legislation, the Company undertakes no obligation to publicly update or revise forward-looking information, whether as a result of new information, future events or others.

Background

The Company is currently in the pre-operating stage. The Company expects to operate flights initially using two aircraft under the ULCC model. The ULCC model is generally known as a scheduled airline service with air fares that are generally lower than those of the traditional airlines. However, airline passengers are expected to pay extra for such things as paper ticketing, baggage, food & beverage, in-flight entertainment, advance seat selection, etc. The ULCC model relies on maintaining lower costs throughout all airline operations.

Jetlines' market entry plan is to initially select routes that avoid direct competition with MCDA (the two major Canadian domestic airlines, Air Canada and WestJet and their affiliate airlines) carriers where possible and focus on cost discipline in order to keep operating costs low. Jetlines' detailed revenue and cost model has factored in an expected fierce competitive response from the MCDA carriers in the first year of operations and strong competitive response for the following three years.  Modelling has determined that the MCDA carriers, given a prolonged attempt to match Jetlines airfares, would suffer significantly reduced financial results with a resulting impact to their share value.  In addition to initially avoiding routes operated by the MCDA, Jetlines has factored into its financial model strong competitive response and has used projected internal cash to expand its fleet until Jetlines would be considered out of competitive vulnerability.

Upon completion of full funding, Jetlines expects to complete the build-out period in approximately six months.  Jetlines plans to initially operate scheduled point-to-point air service with primary bases at the Vancouver International Airport and the Hamilton International Airport (YHM), with a secondary base at the Winnipeg International Airport. Jetlines believes  that by applying the ULCC model, a new market of Canadian travelers will be created comprised of persons who: (1) are not presently flying from Canadian airports due to high airfares; (2) are not flying because of the lack of jet service from Canada's secondary airports; (3) are using American ULCC airlines in United States border towns near Canada; or (4) are not flying to trans-border destinations because the service is not currently offered, or is offered via multiple stops and connections. Jetlines anticipates this new market of passengers to be comprised of price sensitive travelers, which could include budget conscious leisure travelers, students, families and business travelers seeking to contain costs.

Jetlines expects its fleet to be based on the Boeing 737 family and Jetlines expects to start operations for the first 90 days by leasing two Boeing 737 aircraft. This start-up process is in line with the Canadian Transportation Agency requirement to have full internal operational funding in place based on zero revenue for the first 90 days of actual scheduled service operations. Once outside of this period Jetlines plans to lease and/or acquire further aircraft for a total of six aircraft in the first year. In furtherance of this objective, Jetlines has entered into a purchase agreement with The Boeing Company (the "Boeing Agreement"). Subject to the terms of the Boeing Agreement, Jetlines has agreed to purchase five Boeing 737-7MAX aircraft for delivery in 2021. In addition, Boeing has granted Jetlines the option to purchase up to an additional 16 Boeing 737MAX aircraft.

Upon receipt of its licence to operate in Canada, Jetlines intends to promptly apply for a foreign air carrier permit or an exemption therefrom from the U.S. Department of Transportation (the "U.S. Department") in order to allow Jetlines to fly into destinations in the United States and Jetlines also intends to concurrently apply for similar approvals from the regulatory authorities in Mexico and certain Caribbean countries. Provided such licences, permits or exemptions are received within the first 18 months of operations, Jetlines expects to grow its business significantly within the first 14 months of operations by expanding its fleet to eight Boeing 737 aircraft, and up to a total of 14 Boeing 737 aircraft within the first 30 months of operations and 40 Boeing 737 by year eight, leveraging its bases in Canada and increasing its route network throughout Canada and to selected locations in the United States, Mexico and the Caribbean. Jetlines believes a total new opportunity of 60 Boeing 737 is available in Canada before growth will be linked to a percentage increase of the annual GDP.

To-date, the Company has achieved the following:

• Set up administrative offices at the Vancouver International Airport.
• Assembled a management team to prepare and execute on the Company's strategy and plans.
• Developed a business plan applying ULCC principles to the Canadian airline industry.

• Entered into arrangements with senior and experienced airline personnel to fill key managerial and operational positions for a ULCC airline in Canada.
• Commenced the application process for a licence to operate a domestic service, large aircraft pursuant to the Canadian Transportation Agency ("CTA") including payment of the application fee.
• Substantially completed various procedures and manuals in support of the Company's application for a 705 Air Operator Certificate from the Canadian Transportation Agency.
• Engaged in advanced discussions with YVR in order to establish YVR as its base airport.
• Retained Euro Pacific as advisor and agent. Euro Pacific assisted with private placement financings.
• Retained a route network planning firm to construct a detailed ULCC route network.
• A non-binding letter of intent has been signed with SkyTec of Vancouver to be responsible for Jetlines line maintenance.
• Currently in the RFP process with the YVR airport ground handlers and has entered the request for information process for other destination stations.
• Designed and ordered pilot and flight attendant uniforms.
• Designed aircraft livery and its company logo including a detailed brand analysis and identity.
• Entered into the Boeing Agreement to purchase five Boeing 737-7MAX aircraft and has the right to purchase up to an additional 16 Boeing 737MAX aircraft.
• Entered into discussions with various airports at destinations which it proposes to service for operational facilities.

The Company expects to accomplish the following in the next 12 months:

•	Raise sufficient financing to advance the Company's goals and objectives.
•	Complete the ground work and setup of support structures for flight operations.
•	Obtain the 705 Air Operator Certificate from the Canadian Transportation Agency to operate schedule flights.
•	Launch air operations initially with two aircraft and grow to six aircraft approximately 12 months after launch.

Proposed Transaction

On February 16, 2016, the Company and Jet Metal Corp. ("Jet Metal") announced that they have entered into a letter of intent (the "LOI") with respect to a business combination of the Company and Jet Metal (the "Transaction"). Jet Metal is listed on the TSXV and is a uranium explorer and developer with projects across North America.

The Transaction is subject to the execution of definitive transaction documents, approval of the TSXV, approval of the Jet Metal and the Company's shareholders and other conditions customary for a transaction of this nature.

The following are the highlights of the terms and conditions of the LOI:

•
The Transaction is subject to the parties executing definitive transaction documents on or before March 31, 2016 (the "Transaction Documents") and the final structure of the Transaction is to be determined upon the receipt of securities, tax and financial advice.

•	The exchange ratio for the Transaction will be as follows (subject to adjustment in certain circumstances):
o
each one and one-half (1.5) issued and outstanding Jet Metal shares shall be converted into one (1) share of the issuer resulting from the combination of Jet Metal and the Company (the "Resulting Issuer"); and

o	each one (1) issued and outstanding share of the Company shall be converted into one and one-half shares (1.5) of the Resulting Issuer.
•
The Transaction will be structured such that the outstanding warrants and stock options of Jet Metal and the Company will automatically become exercisable for or shall be exchanged for shares of the Resulting Issuer, subject to all necessary adjustments to reflect the terms of the Transaction and subject to the terms governing the warrants and options.

•	The Transaction is subject to the following key conditions:

o	the parties will execute the Transaction Documents by March 31, 2016;
o
Jet Metal will complete a private placement (the "Concurrent Financing") of units ("Units") for gross proceeds of up to $6,000,000. Each Unit will be priced at $0.30 per unit and will consist of one common share of Jet Metal and one half of one common share purchase warrant. Each whole warrant shall be exercisable into a common share of Jet Metal at a price of $0.50 for a period of 24 months. Subject to TSXV approval, Jet Metal may pay commissions or finder's fees in connection the Financing and may appoint a broker to assist with the Financing. The Concurrent Financing will close immediately prior to or concurrently with the Transaction;

o	$100,000 of outstanding Jet Metal debt will be converted into common shares of Jet Metal;
o	the parties will complete due diligence investigations, each to their own satisfaction, prior to executing the Transaction Documents;
o	the Transaction will have received approval of TSXV and all necessary corporate and shareholder approvals; and
o
receipt of a report of a sponsor in respect of the Transaction or waiver from the sponsorship requirement by TSXV. Jet Metal anticipates applying for a waiver of the sponsorship requirement in reliance upon completion of the Concurrent Financing.

•
Jet Metal will provide the Company with a secured bridge loan for up to $150,000. The loan will be advanced in tranches based on a budget agreed to between Jet Metal and the Company. The loan will be secured and accrue interest at the rate of 10% per annum (payable at maturity) and will mature on the earlier of: (a) the completion of the transaction, and (b) 60 days after the termination of the Transaction. In the event that the LOI is terminated due to non-compliance by Jet Metal, any amounts advanced to the Company shall no longer be due and payable to Jet Metal and such amounts shall accrue to the Company.

•	Prior to the closing of the Transaction, the Company may complete a financing for a maximum of $250,000 on the same terms as the Concurrent Financing.

The Transaction is being conducted entirely at arm's length. The name of the Resulting Issuer will be "Canada Jetlines Ltd." Completion of the Transaction is subject to a number of conditions, including TSXV acceptance and disinterested shareholder approval. The transaction cannot close until the required shareholder approvals are obtained.

Inovent Settlement

On June 27, 2014, the Company and Inovent Capital Inc. ("Inovent"), a capital pool company trading on the TSX Venture Exchange ("TSXV"), entered into a letter of intent ("LOI") pursuant to which the parties agreed to negotiate the terms of a business combination transaction (the "Proposed Business Combination"). The Proposed Business Combination would constitute Inovent's qualifying transaction in accordance with the policies of the TSXV. Pursuant to the terms of the LOI, the parties agreed as follows:

•	the Proposed Business Combination was subject to the parties executing definitive transaction documents on or before August 29, 2014 (the "Amalgamation Agreement");

•	the structure of the Proposed Business Combination was to be determined upon the receipt of securities, tax and financial advice.

The Proposed Business Combination was subject to certain conditions including approval of the TSXV and all necessary corporate and shareholder approvals. Upon execution of the LOI, Inovent advanced to the Company a non-refundable deposit of $25,000 (the "Non-Refundable Deposit"). Inovent also advanced to the Company a refundable deposit of $120,000 (the "Deposit"). The Deposit was secured by a charge on all assets of the Company and would be refundable if the LOI was terminated in certain instances. The parties agreed to an exclusivity period ending on August 29, 2014. The exclusivity period for completing the definitive Amalgamation Agreement and due diligence was extended from August 29, 2014 to January 31, 2015.

On September 12, 2014, the Company and Inovent completed the Amalgamation Agreement, which was subsequently amended. The terms of the amended Amalgamation Agreement were subject to regulatory approval and approval of the shareholders of the Company and Inovent. Concurrent with the completion of the Proposed

Business Combination, Inovent and the Company expected to raise aggregate gross proceeds of $50,000,000 in an offering (the "Offering"). The Offering was not completed.

On February 6, 2015 in accordance with the terms of the amended Amalgamation Agreement, the Company terminated the Proposed Business Combination and issued a termination payment of $30,000 to Inovent as provided for in the amended Amalgamation Agreement. On February 9, 2015, Inovent demanded a settlement of $390,000 plus 2,000,000 share purchase warrants of the Company. On March 12, 2015, Inovent filed a petition in the Supreme Court of British Columbia (the "Petition") seeking, among other things, enforcement of the July 31, 2014 General Security Agreement between Inovent and the Company which is registered with BC Personal Property Registry (the "GSA") in respect of $120,000 Deposit advanced by Inovent to the Company. The Petition claims, among other things, that the Company is in default of the GSA and has failed to repay the Deposit, despite demands. The Petition seeks a judgement against the Company in the amount of $120,000 plus interest and costs and the appointment of a receiver or receiver manager of the property, rights, assets, businesses and undertakings of the Company that are charged by the GSA, with appropriate powers and authorities. On April 17, 2015, Inovent filed an affidavit in support of the Petition.

On September 2, 2015, the Company and Inovent signed a settlement agreement whereby the Company and Inovent agreed to settle all outstanding claims against each other. Pursuant to the settlement agreement, the Company paid Inovent $105,000 in cash plus the issuance of 200,000 share purchase warrants entitling Inovent to purchase one common voting share of the Company at an exercise price of $0.50 for a period of two years from the date of issue (September 30, 2015). These warrants have an estimated fair value of $52,304, which was estimated at the date of issuance using the Black-Scholes Option Pricing Model. The inputs for the Black-Scholes Option Pricing Model are a risk free interest rate of 0.53%, expected dividend yield of $nil, expected annual volatility of 100% and expected life of two years. Inovent has fully discharged the July 31, 2014 General Security Agreement and all outstanding claims against the Company in the Petition.

Annual and Fourth Quarter Financial Results

Variance Analysis

The following table sets forth Expense items with variances between the three months and years ended December 31, 2015 and 2014:

	Three Months Ended December 31,				Increase	For the Year Ended December 31,				Increase
	2015		2014		(Decrease)	2015		2014		(Decrease)
	$		$		$	$		$		$
Expenses
Consulting		100,646		131,816	(31,170)		323,746		393,692	(69,946)
Depreciation		889		889	-		3,556		2,378	1,178
General and administration		62,987		49,275	13,712		199,176		125,431	73,745
Marketing and advertising		2,122		8,037	(5,915)		9,971		9,717	254
Professional Fees		286,697		(4,337)	291,034		364,166		14,968	349,198
Salaries and benefits		93,823		113,260	(19,437)		320,338		331,899	(11,561)
Share-based compensation		69,224		7,592	61,632		128,967		25,847	103,120
Travel		11,364		38,656	(27,292)		39,570		63,756	(24,186)
		(627,752)		(345,188)	282,564		(1,389,490)		(967,688)	421,802

Fourth Quarter

Consulting expense decreased in the fourth quarter of 2015 compared to the same period last year because the engagement of consultants was not required in the fourth quarter of 2015 to develop the Company's business and prepare operating and maintenance manuals, route planning, human resources that were substantially completed earlier on in 2015.

General and administration increased during the three months ended December 31, 2015 compared to the same period in 2014 primarily due to the setup of an administration office that included expenses for rent, insurance, communications and office supplies.

Marketing and advertising expense decreased during the three months ended December 31, 2015 compared to the same period in 2014 primarily because the Company reduced expenditures in this area and also did not incur any costs for website development.

Professional fees increased in the fourth quarter of 2015 due to the accrual of legal fees for the Proposed Business Combination. Professional fees for the fourth quarter of 2014 were negative and lower primarily because the Inovent Deposit was credited to professional fees and it more than offset the costs of  legal and accounting fees for the Proposed Business Combination, drafting of a prospectus and the Company's efforts to raise financing.

Salaries and benefits expense decreased during the three months ended December 31, 2015 compared to the same period in 2015 due to the reduction of staff and salary rates in 2015.

Share-based compensation increased for the three months ended December 31, 2015 compared to the same period in 2014 because additional stock options were granted during the 2015.

Travel expense decreased during the three months ended December 31, 2015 mainly due to decreased travel compared to increased travel during the same period in 2014 for meetings with potential investors as the Company increased efforts to raise financing.

Year Ended December 31, 2014

Consulting expense decreased in 2015 compared to 2014 because there were fewer consultants were engaged for finance advisory and route planning.

General and administration increased during the year ended December 31, 2015 compared to 2014 primarily due to the setup of an administration office that included expenses for rent, insurance, communications and office supplies.

Professional fees were higher for the year ended December 31, 2015 compared to 2014 primarily due to legal and accounting fees for the Proposed Business Combination, drafting of a prospectus and the Company's efforts to raise financing.

Salaries and benefits expense decreased for the year ended December 31, 2015 compared to 2014 due to the reduction of staff and salary rates in 2015.

Share-based compensation increased for the year ended December 31, 2015 compared to 2014 because additional stock options were granted during the 2015.

Travel expense decreased during the year ended December 31, 2015 compared to 2014 mainly due to decreased travel compared to increased travel during 2014 for meetings with potential investors as the Company increased efforts to raise financing.

During 2015, the Company incurred $157,304 as settlement for the Inovent dispute. The Company also recorded a foreign exchange gain of $23,361 primarily as a result of exchange rate fluctuation for the for Boeing aircraft deposit that is denominated in US dollars.\\\

Selected Annual Financial Information

The following table summarizes selected financial data reported by the Company for the periods indicated. The information set forth in the table should be read in conjunction with the audited financial statements and notes, prepared in accordance with IFRS for the periods indicated.

	Year ended December 31,
	2015		2014		2013
	$		$		$
Operations:
Expenses		(1,389,490)		(967,688)		(643,522)
Foreign exchange		23,361		-		-
Interest expense		(634)		(474)		(267)
Inovent settlement		(157,304)		-		-
Net Loss and comprehensive loss for the year		(1,524,067)		(968,162)		(643,789)
Loss per share – basic and diluted		(0.19)		(0.22)		(0.41)
Net cash used in operating activities		(1,063,657)		(791,554)		(473,526)
Statement of Financial Position:
Total assets		199,610		131,390		75,171
Total liabilities		521,003		159,802		60,327

Expenses – Total expenses significantly increased from 2013 to 2015. The primary reason for the increase was due to the setup of an administration office in 2013 to advance the Company's goal of starting an operating airline. As a result, the Company incurred consulting, legal, and audit fees, salaries and wages, office expenses and stock-based compensation.

Foreign exchange – Relates primarily to exchange rate fluctuation for the for Boeing aircraft deposit that is denominated in US dollars.

Inovent settlement – During 2015, the Company incurred $157,304 as settlement for the Inovent dispute.

Net cash used in operating activities – As a result of increased administrative activities, personnel and operations from 2013 to 2015, the Company's cash expenditures increased significantly each year.

Total assets – The increase in total assets from 2013 to 2015 was due to cash raised during 2014 and 2015 and the prepayment for Boeing aircraft, insurance and rent.

Total liabilities – The amount of total liabilities increased from 2013 to 2015 primarily due to increased activities that resulted in higher accounts payable for consulting, legal, and audit fees and other office expenses.

Summary of Quarterly Financial Results

The following table provides selected financial information of the Company for each of the last 8 quarters presented in accordance with IFRS:

	For the Quarters Ended
	December 31,	September 30,	June 30,	March 31,
	2015	2015	2015	2015
	$	$	$	$
Financial Results:
Expenses	(627,752)	(145,049)	(233,801)	(382,888)
Foreign exchange	(908)	24,269	(3,879)	3,879
Interest expense	-	(211)	(212)	(211)
Inovent settlement	-	(157,304)	-	-
Net loss	(628,660)	(278,295)	(237,892)	(379,220)
Basic and diluted loss per share	(0.07)	(0.03)	(0.03)	(0.05)

	For the Quarters Ended
	December 31,	September 30,	June 30,	March 31,
	2014	2014	2014	2014
	$	$	$	$
Financial Results:
Expense	(345,188)	(261,004)	(170,153)	(191,343)
Interest expense	(140)	-	(134)	(200)
Net loss	(345,328)	(261,004)	(170,287)	(191,543)
Basic and diluted loss per share	(0.06)	(0.05)	(0.06)	(0.06)

The Company's quarterly expenses have been increasing each quarter since inception due to the progress and increasing activities undertaken to set up an operating airline. In addition, quarterly fluctuations are due to the timing of legal fees, consulting fees and stock-based compensation. The significant increase in the fourth quarter of 2015 was due to legal fees and stock-based compensation. Quarterly expenses were lower in the first and second quarters of 2014 due to the reversal of stock-based compensation as a result of the resignations of two directors and reduction in salaries for management. The increase in expenses during the third and fourth quarters of 2014 was primarily due to the increased financing activities and licensing efforts.

Liquidity, Capital Resources, Commitments and Contingencies

Working Capital and Cash

The Company's cash position at December 31, 2015 was $14,428 compared to $71,160 at December 31, 2014. The Company raised cash financing of $1,139,226 (less share issuance cost of $96,911) during the year ended December, 31 2015 compared to $811,390 (less share issuance cost of $55,736) during 2014. The Company also received $80,000 share subscription receipts in 2015. During 2015, the Company received $112,500 from shareholders that was also repaid.

For the year ended December 31, 2015, net cash used in operating activities was $1,063,657 primarily for consulting fees, professional fees, salaries and wages and general and administration as the Company continued increasing its efforts to advance operations and raise financing in 2015.

At December 31, 2015, the Company had working capital deficit of $463,866, had not yet achieved profitable operations and expects to incur further losses in the development of its business.  For the year ended December 31, 2015, the Company reported a comprehensive loss of $1,524,067 and as at December 31, 2015, had an accumulated deficit of $3,163,097.  The Company has not generated revenues from operations and is considered to be in the development stage. The Company is dependent on equity and debt financings to fund its operations. Based on its current plans, budgeted expenditures, and cash requirements, the Company does not have sufficient cash to finance its current plans for the next 12 months from December 31, 2015.  The Company will need to raise sufficient funds in order to finance its current plans, budgeted expenditures, and administrative expenses. The Company has no assurance that such financing will be available or be available on favourable terms. Factors that could affect the availability of financing include the Company's performance, the state of debt and equity markets, investor perceptions and expectations and the global financial and aviation markets. If successful, the Company would obtain additional financing through, but not limited to, the issuance of additional equity or debt. Management intends to monitor spending and assess results on an ongoing basis and make appropriate changes as required. These material uncertainties may cast significant doubt upon the Company's ability to continue as a going concern.

Capital Management

The Company manages its capital structure, being its share capital, and makes adjustments to it, based on the funds available to the Company, in order to support future business opportunities. The Company had share capital of $2,526,757 (2014 - $1,484,399) and no debt as at December 31, 2015. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company's management to sustain future development of the business. Planning, annual budgeting, cash flow forecasting and implementing controls over major investment decisions are primary tools used to manage the Company's capital.

The Company's investment policy is to hold cash in interest bearing bank accounts.

The Company currently has no source of revenues.  As such, the Company is dependent upon external financings to fund activities.  In order to carry future projects and pay for administrative costs, the Company will spend its existing working capital and raise additional funds as needed.  Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

There were no changes to the Company's approach to capital management during the year. The Company is not subject to externally imposed capital requirements.

Contractual Obligations

The following table shows the Company's contractual commitments as at December 31, 2015.

	2016		2017		2018		2019		2020		Total
	$		$		$		$		$		$
Office premise lease		27,696		27,696		27,696		27,696		27,696		138,480
Consulting (1)		39,600		29,700		-		-		-		69,300
Aircraft deposits (2)		5,920,835		-		-		28,527,340		-		34,448,175
Total		5,988,131		57,396		27,696		28,555,036		27,696		34,655,955

(1)	Represents agreement for technology systems and support
(2)	Represents Deposits under the Boeing Agreement as defined below.

As at December 31, 2015, the Company has contingent liabilities totaling $95,000, of which $75,000 is for fees incurred relating to the Company's efforts to raise financing to launch airline operations. The $75,000 is payable if the Company is successful in listing on a public stock exchange where it raises a minimum of $5 million. The remaining $20,000 is a bonus payable to an employee if the Company has adequate funding or is successful in raising an aggregate amount of $7 million. These contingent liabilities have not been recorded in the Company's financial statements because it is not possible to reliably determine the outcome of the Company listing on a public stock exchange and raising the required funds. The contingent liability will be recorded in the Company's financial statements on the date when the contingent event occurs.

The Company is, from time to time, involved in various claims, legal proceedings and complaints arising in the ordinary course of business. The Company does not believe that adverse decisions in any pending or threatened proceedings related to any matter, or any amount which it may be required to pay by reason thereof, will have a material effect on the financial condition or future results of operations of the Company.

The Boeing Agreement

On December 11, 2014, the Company signed a definitive purchase agreement with The Boeing Company ("Boeing") to acquire up to twenty-one Boeing 737 MAX aircraft for delivery commencing in 2021 (the "Boeing Agreement"). The Boeing Agreement includes five firm orders, purchase rights for an additional sixteen 737 MAX and some conversion rights to the 737-8 MAX aircraft. The following is a summary of the key terms of the Boeing Agreement.
•
Jetlines will purchase five Boeing 737-7MAX aircraft, beginning with expected monthly deliveries in January 2021, for an aggregate estimated base price of US$434 million, subject to certain terms and conditions.  The cost for the airframe and engines is based on the 2014 price with an escalation factor to determine final price at delivery. Variable costs include the cost of optional equipment furnished by Boeing and the cost of optional equipment furnished by Jetlines. The variable cost items, while estimated, remain subject to final determination. Jetlines estimates that assuming scheduled delivery in 2021, and taking into account presently known facts and assumptions, the escalated basic list price for the five aircraft would be approximately US$529 million.

•
Jetlines is required in connection with the five firm orders to pay (i) US$100,000 no later than January 30, 2015 and 1% of the total basic list price of the five firm orders (such 1% being approximately US$4.4 million) less US$100,000 no later than May 2, 2016 (the "Initial Payments"). The Company has paid the January 30, 2015 deposit, leaving a deposit balance of $138,400 (US$100,000) as at December 31, 2015.

•	In addition to the Initial Payments, Jetlines is required to make the following payments on account of the basic list price of the five firm orders:
Month Prior to Scheduled Delivery Month	% of the Total Basic List Price of the Five Firm Orders
24	4%
21, 18, 12, 9, 6	5% each
On Delivery	70%
Total	100% (including Initial Payments)

•
Jetlines may elect to defer the above payments in accordance with the following schedule (which payments together with the Initial Payments are collectively referred to as the "Deferred Advance Payments"):

Month Prior to Scheduled Delivery Month	% of the Total Basic List Price of the Five Firm Orders
24	4%
21, 18, 12	5% each
On Delivery	80%
Total	100% (including Initial Payments)

•
Jetlines is required to pay interest on the Deferred Advance Payments from the day on which each advance payment would have been due in accordance with Boeing's regular payment schedule until the date of actual delivery of the applicable aircraft.

•
Jetlines will have the right to purchase up to 16 additional Boeing 737-7MAX aircraft. This purchase right is exercisable by Jetlines by notice not less than 24 months before the desired date of delivery. The additional aircraft are offered subject to available position for delivery prior to December 31, 2024. The price of the aircraft subject to the purchase right will be determined based on the provisions of the Boeing Agreement using the then current prices for such aircraft at the time of exercise of the purchase right subject to the escalation factors in the Boeing Agreement.

•
Jetlines will have the right to substitute any Boeing 737-7MAX ordered with a Boeing 737-8MAX with a scheduled month of delivery 24 months after delivery of the first Boeing 737-8MAX aircraft to a Boeing customer. Jetlines may exercise this right of substitution by providing notice to Boeing not less than the first day of the month that is: (i) 12 months prior to the scheduled month of delivery of the Boeing 737-7MAX for which it will be substituted if Jetlines has previously received a substituted aircraft; or (ii) 15 months prior to the scheduled month of delivery of the Boeing 737-7MAX for which it will be substituted, if Jetlines has not previously received a substituted aircraft. The acquisition of any substituted aircraft will be subject to the execution of a definitive purchase agreement and product capabilities of the Boeing 737-8MAX. Pricing will be based on the pricing for the Boeing 737-8MAX aircraft as set out in the Boeing Agreement, subject to adjustments for configuration specifications by Boeing which arise between the date of the Boeing Agreement and the date of execution of the definitive agreement for the substitution Boeing 737-8MAX.

•
Jetlines may not terminate the Boeing Agreement unless there is a non-excusable delivery delay in which case either party may terminate the agreement with respect to an aircraft if there is a non-excusable delay for that aircraft which in the aggregate exceeds 180 days. Boeing has agreed to pay Jetlines a pre-determined liquidated damages amount in the event of a non-excusable delay associated with the delivery of aircraft.

•	Boeing has agreed to provide a service life policy and product assurance in respect of certain components of the aircraft.
•	Boeing has agreed to provide promotional support to Jetlines in respect of the entry of the Boeing 737-7MAX into Jetlines' operations.
The Company has not hedged its exposure to exchange rate fluctuations between the US and Canadian dollar with respect to the Boeing Agreement.  The purchase price of the five aircraft is denominated in US dollars and therefore, the Company is exposed to fluctuations in the exchange rate between the Canadian dollar and the US dollar. Assuming an exchange rate where US$1 equals C$1.3840, a 10% increase or decrease in the exchange rate will increase or decrease the aggregate base purchase price by approximately C$60.1 million and increase or decrease the aggregate escalated purchase price by approximately C$73.2 million.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Transactions with Related Parties

Key management personnel include persons having the authority and responsibility for planning, directing, and controlling the activities of the Company as a whole.

	For the Year Ended
	December 31,	December 31,
	2015	2014
Transactions with Key Management Personnel	$	$
Salaries to Key Management included in salaries and benefits	230,540	270,546
Share-based compensation to Key Management	121,656	25,847
Consulting fees to Key Management	62,400	83,599
	414,596	379,992

Included in consulting fees to Key Management for the year ended December 31, 2015 is $17,400 (2014 - $24,061) paid to a company that is controlled by the Company's former Chief Financial Officer and $45,000 (2014 - $nil) for consulting work performed by the Company's Chief Operating Officer .

During 2015, loans totaling $107,500 were advanced by and repaid to the Company's Chief Executive Officer, Chief Financial Officer and Vice President Strategic Planning & Cost Control. During 2014, loans totaling $82,500 were advanced by the Chief Executive Officer and Vice President Strategic Planning & Cost Control and these loans were settled by the Company through the issuance of 235,000 common voting shares valued at $70,500 and $12,000 repayment in cash. These loans were non-interest bearing, repayable on demand and unsecured.

Included in accounts payable and accrued liabilities is $59,532 (2014 - $51,211) due to Key Management.

In addition to the related party transactions noted above, the Company reimbursed all these related parties for out-of-pocket direct costs incurred on behalf of the Company.  Such costs include travel, postage, courier charges, printing and telephone charges.

Transactions with related parties were in the normal course of operations and are measured at the exchange amount established and agreed to by the related parties.

Financial Instruments and Risk Management

The Company's financial instruments at December 31, 2015 consist of cash.

Fair Value Hierarchy

Financial instruments recorded at fair value on the Statement of Financial Position are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. Fair values of financial instruments are determined by valuation methods depending on hierarchy levels as defined below:

Level 1 – Quoted market price in active markets for identical assets or liabilities;

Level 2 – Inputs other than quoted prices included in level 1 that are observable for the assets or liabilities, either directly (i.e. observed prices) or indirectly (i.e. derived from prices);

Level 3 – Inputs for the assets or liabilities are not based on observable market data.

The fair value hierarchy requires the use of observable market inputs whenever such inputs exist. A financial instrument is classified to the lowest level of the hierarchy for which a significant input has been considered in measuring fair value.

The following table presents the financial instruments recorded at fair value in the Statement of Financial Position, classified using the fair value hierarchy described above:

Asset	Level 1 $	Level 2 $	Level 3 $
December 31, 2015:
Cash	14,428	-	-
December 31, 2014:
Cash	71,160	-	-

The Company's risk exposures and the impact on the Company's financial instruments are summarized below:

Credit risk – is the risk of a financial loss to the Company if a counterparty fails to meet its contractual obligations. The Company's cash is held in a Canadian financial institution and management believes that the credit risk with respect to financial instruments is minimal.

Currency risk – currency risk arises due to fluctuations in the exchange rates.  The Company's equity financings are sourced in Canadian dollars and the normal day-to-day expenditures are incurred in Canadian dollars.  The Company has a US dollar denominated deposit of US$100,000 with Boeing for the purchase of aircraft that is recorded as Aircraft purchase agreement deposit in the statement of financial position. At this time, the Company does not have any currency hedges in place for fluctuations in the exchange rate between the Canadian dollar ("C$") and the US dollar ("US$"). Assuming an exchange rate where US$1 equals C$1.3840, a 10% increase or decrease in the exchange rate will increase or decrease foreign exchange gain or loss by approximately $14,000.

Interest rate risk – is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company's interest expense is based on a fixed rate of interest on its loan. During 2015, the Company paid $634 (2014 - $474) of interest.  As the rate of interest on the Company's loan is fixed, fluctuation in market interest would not affect interest expense.

Liquidity risk – is the risk that the Company will be unable to meet its obligations as they become due. The Company manages its liquidity risk by implementing a budget, forecasting cash flows from operations and anticipating any investing and financing activities. Management and the Board of Directors are actively involved in the review, planning and approval of significant expenditures and commitments. As at December 31, 2015, the Company has $14,428 (2014 - $71,160) in cash, $521,003 (2014 - $159,802) in current liabilities and no long-term liabilities.

Price risk – the Company is in the development stage and does not have any revenues and therefore, is currently not exposed to price risks.

Outstanding Share Data

As at March 28, 2016, the following shares are outstanding:

-	Authorized: Unlimited number of common voting shares without par value
                 Unlimited number of variable common voting shares without par value

-	Issued and outstanding: 9,201,709 common shares and 142,500 variable voting common shares.

-	Warrants outstanding are as follows:

Expiry Date	Exercise Price	Number of Warrants
July 30, 2016	$0.50	997,883
August 29, 2016	$0.50	394,200
July 30, 2016	$0.50	82,408
January 16, 2017	$0.75	638,000
January 16, 2017	$1.50	32,000
March 23, 2017	$0.75	285,000
May 22, 2017	$0.75	160,000
May 22, 2017	$1.50	16,000
July 9, 2017	$0.75	30,000
July 9, 2017	$1.50	4,800
August 18, 2017	$0.75	6,000
August 27, 2017	$0.75	2,500
September 30, 2017	$0.50	200,000
October 26, 2017	$0.75	17,000
October 26, 2017	$1.50	2,720
March 2, 2018	$0.50	200,000
March 17, 2018	$0.5625	42,222
		3,110,733

-	Stock options outstanding:
75,000 with exercise price of $0.30 per option and an expiry date of October 1, 2023. Due to the resignation of the holder, these stock options will expire on May 2, 2016 if unexercised by that date.
525,000 with exercise price of $0.50 per option and an expiry date of July 22, 2020. Due to the resignation of one holder, 75,000 stock options will expire on May 15, 2016 if unexercised by that date.

Critical Accounting Estimates

The preparation of the Company's financial statements requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates. These financial statements include estimates which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the financial statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and future periods if the revision affects both current and future periods. These estimates are based on historical experience, current and future economic conditions and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Critical accounting estimates

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the end of the reporting period, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to the following:

i.	The carrying value and the recoverability of equipment

The application of the Company's accounting policy for identifying impairment indicators under IAS
36 requires judgement. If indicators are identified, the determination on recoverability of equipment requires judgement in determining whether future economic benefits are likely, which may be based on assumptions about future events or circumstances.  Estimates and assumptions made may change if new information becomes available. If, after an expenditure is capitalized, information becomes available suggesting that the recovery of expenditure is unlikely, the amount capitalized is recognized in loss in the period that the new information becomes available.

ii. The inputs used in accounting for share-based compensation

The fair values of share-based compensation are subject to the limitation of the Black-Scholes option pricing model that incorporates market data and involves uncertainty in estimates used by management in the assumptions. Because the Black-Scholes option pricing model requires the input of highly subjective assumptions, including the volatility of share price, changes in subjective input assumptions can materially affect the fair value estimate.

Critical accounting judgments

Critical accounting judgments are accounting policies that have been identified as being complex or involving subjective judgments or assessments.

i.
The analysis of the functional currency for the Company - In accordance with IAS 21, the Effects of Changes in Foreign Exchange Rates, management determined that the functional currency of Company is the Canadian dollar as this is the currency of the primary economic environment in which the Company operates.

Recent Accounting Pronouncements

Accounting standards not yet adopted

The Company is currently evaluating the following standards issued but not yet in effect and has not yet determined the impact on its financial position and results of operations:

IFRS 9 Financial Instruments - In July 2014, the IASB issued the final version of IFRS 9 Financial Instruments which reflects all phases of the financial instruments project and replaces IAS 39 Financial Instruments: Recognition and Measurement and all previous versions of IFRS 9. The standard introduces new requirements for classification and measurement, impairment, and hedge accounting. IFRS 9 is effective for annual periods beginning on or after January 1, 2018, with early application permitted. Retrospective application is required, but comparative information is not compulsory. Early application of previous versions of IFRS 9 (2009, 2010 and 2013) is permitted if the date of initial application is before February 1, 2015.

IFRS 16, Leases - On January 13, 2016, the IASB published a new standard, IFRS 16, Leases. The new standard brings most leases on-balance sheet for lessees under a single model, eliminating the distinction between operating and finance leases. Under the new standard, a lessee recognizes a right-of-use asset and a lease liability. The right-of-use asset is treated similarly to other non-financial assets and depreciated accordingly. The liability accrues interest. This will typically produce a front-loaded expense profile (whereas operating leases under IAS 17 would typically have had straight-line expenses). The standard is effective for annual periods beginning on or after December 15, 2019 (i.e., calendar periods beginning on January 1, 2020), and interim periods thereafter. Early adoption is permitted.

IFRS 15 Revenue Recognition - Revenue from Contracts with Customers establishes the principles that an entity shall apply to report useful information to users of financial statements about the nature, amount, timing, and uncertainty of revenue and cash flows arising from a contract with a customer. Management anticipates that this standard will be adopted in the Company's financial statements for the period beginning January 1, 2017, and has not yet considered the potential impact of the adoption of IFRS 15.

IAS 16 Property, Plant and Equipment and IAS 38 Intangible Assets - IAS 16 and IAS 38 both establish the principle for the basis of depreciation and amortization as being the expected pattern of consumption of the future economic benefits of an asset.  The IASB has clarified that the use of revenue-based methods to calculate the depreciation of an asset is not appropriate because revenue generated by an activity that includes the use of an asset generally reflects factors other than the consumption of the economic benefits embodied in the asset. The IASB also clarified that revenue is generally presumed to be an inappropriate basis for measuring the consumption of the economic benefits embodied in an intangible asset.  This presumption, however, can be rebutted in certain limited circumstances. The amendments are applicable to annual periods beginning on or after January 1, 2016.

IAS 1 Presentation of Financial Statements - The amendments to IAS 1 are designed to further encourage companies to apply professional judgement in determining what information to disclose in their financial statements.  For example, the amendments make clear that materiality applies to the whole of financial statements and that the inclusion of immaterial information can inhibit the usefulness of financial disclosures.  Furthermore, the amendments clarify that companies should use professional judgement in determining where and in what order information is presented in the financial disclosures. The amendments to IAS 1 can be applied immediately, and become mandatory for annual periods beginning on or after January 1, 2016.

Internal Controls over Financial Reporting

Management has designed internal controls over financial reporting ("ICFR") to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The design and effectiveness of the Company's ICFR and disclosure control over financial reporting were assessed as of the date of this Management Discussion and Analysis.

Based on this assessment, it was determined that certain weaknesses existed in internal controls over financial reporting and as such, the Company's ICFR and disclosure control over financial reporting are not effective. As indicative of many small companies, the lack of segregation of duties and effective risk assessment were identified as areas where weaknesses existed. The existence of these weaknesses is to be compensated for by senior management monitoring, which exists. Management will continue to monitor very closely all financial activities of the Company and increase the level of supervision in key areas. It is important to note that this issue would also require the Company to hire additional staff in order to provide greater segregation of duties. Since there is insufficient work at this time to warrant the additional costs, management has chosen to disclose the potential risk in its filings and proceed with increased staffing only when the budgets and work load will enable the action. The Company has attempted to mitigate these weaknesses, through a combination of extensive and detailed review by management of the financial reports, the integrity and reputation of senior accounting personnel, and candid discussion of those risks with the audit committee.

Risks and Uncertainties

The risk factors set out below should be considered. It should be noted that the risks discussed below are not exhaustive and that other risks may apply.

Major Safety Incidents
A major safety incident involving the Company's aircraft during operations would likely incur substantial repair or replacement costs to the damaged aircraft and a disruption in service. The Company could also incur potentially significant claims relating to injured passengers and others, along with a negative impact on the Company's reputation for safety, adversely affecting the Company's ability to attract and retain passengers.

On November 4, 2003, the Montreal Convention came into force in Canada, modernizing the Warsaw Convention of 1929, a set of international rules governing liability of an air carrier. The Montreal Convention has expanded an air carrier's liability exposure with the establishment of a two-tier system for determining an air carrier's liability for the death or injury of passengers in the event of an accident. Under the first tier of the system, an air carrier is strictly liable for death or injury to passengers up to approximately US$150,000, but may be subject to additional damages unless the air carrier can show it did not act negligently or that the damage was solely due to the negligence of a third party.

Development Stage of Business
Jetlines has only a limited history upon which an evaluation of its prospects and future performance can be made. The Company's proposed operations are subject to all business risks associated with new enterprises. The likelihood of the Company's success must be considered in light of the problems, expenses, difficulties, complications and delays frequently encountered in connection with the expansion of a business, operation in a competitive industry and the development of a customer base. There is a possibility that the Company could sustain losses in the future. If the Company is unable to generate revenues or profits, investors might not be able to realize returns on their investment or prevent the loss of their investment.

Accuracy of Jetlines Business Model
The accuracy of the Jetlines business model and the Company's ability to implement its business model is dependent on a number of inputs and assumptions, including:
•	the timing and receipt of all regulatory approvals required or desirable for operations by the Company and their impact upon expectations as to future operations of the Company;
•	the expected operations and performance of Jetlines' business as compared to its competitors;
•	desirability of operating aircraft on routes that are currently un-served or under-served and the pricing of airfares on such routes;
•	the anticipated competitive response from existing competitors as well as potential new market entrants which may compete with the Company;
•	impact of governmental regulation on the Company;
•	future development and growth prospects;
•	anticipated base airfare and ancillary revenues;
•	expected operating costs, general administrative costs, costs of services and other costs and expenses;
•	the anticipated increase in the size of the airline passenger market in Canada;
•	ability to generate revenue from ancillary products and services;
•	ability to operate at a lower cost and offer lower base airfares than competitors;
•	ability to meet current and future obligations;
•	treatment under governmental regulatory regimes;
•	projections of market prices and costs;
•	ability to obtain equipment, services and supplies in a timely manner, including the ability to lease or purchase aircraft; and
•	ability to obtain financing on acceptable terms or at all.

Should one or more of these inputs and assumptions not be correct or fail to occur as anticipated then there is a risk that the Company's business model may not be implement as anticipated and the Company may suffer a material adverse effect.

Commitment of Jetlines under the Boeing Agreement
Jetlines has entered into the Boeing Agreement for the purchase of five Boeing 737-7MAX aircraft, beginning with expected monthly deliveries beginning in January 2021, for an aggregate estimated base price of US$434 million, subject to certain terms and conditions (including availability of aircraft and an increased purchase price). Pursuant to the Boeing Agreement, Jetlines is required in connection with the five firm orders  to pay (i) US$100,000 no later than January 30, 2015 and 1.0% of the total basic list price of the five firm orders (such 1.0% being approximately US$4.4 million) less US$100,000 no later than May 2, 2016 (the "Initial Payments"). The Company has paid the January 30, 2015 deposit, leaving a deposit balance of $138,400 (US$100,000) at December 31, 2015. If Boeing elects to terminate the Boeing Agreement, Boeing is required to repay to Jetlines an amount equal to any deposit and advance payments received by Boeing from Jetlines less all of Boeing's costs and expenses accrued in connection with Boeing Agreement.

In addition to the initial deposits under the Boeing Agreement, the Company will be required to make payments on account of the purchase price of the five Boeing 737-7MAX aircraft commencing in 2019. The Boeing Agreement also provides the Company with the option to acquire a further 16 Boeing 737-7MAX aircraft on payment terms set for the in the Boeing Agreement. To date, beyond the amounts of the initial deposits under the Boeing Agreement, Jetlines has not made arrangements for financing for the payments of the purchase price of the aircraft required to be purchased by it under the Boeing Agreement or subject to option under the Boeing Agreement. There is no guarantee that financing for the payments on account of the purchase price under the Boeing Agreement will be available on reasonable commercial terms or at all. In the event that the Company is unable to obtain aircraft acquisition financing on reasonable commercial terms, the operations of the Company may be adversely affected and the Company would be subject to material financial liabilities for which it would not be able to satisfy, each of which would have a material adverse effect.

Unanticipated Obstacles to Execution of the Company's Business Plan
The Company's business plans may change significantly. The execution of the Company's business plan is capital intensive and may become subject to statutory or regulatory requirements. The Company may need to make significant modifications to any of the Company's stated strategies depending on future events.

Route Planning and Selection
Jetlines has not yet selected its initial routes in connection with the commencement of commercial operations. The choice of flights routes and pairings will impact upon the viability of its operations. While Jetlines anticipates that the flight routes and pairings it chooses will be profitable, there are numerous factors beyond its control which may negatively affect any particular route, including: the response of competition to its route selection, the failure of demand for air travel on the route to materialize, as well as general economic and social conditions.

No Ancillary Revenues
The ULCC business model being adopted by Jetlines is dependent on ancillary revenues to offset lower base airfares. Should the estimated level of ancillary revenues fail to materialize the business plan of the Company may become unsustainable. To date Jetlines has not received any ancillary revenue and there is no guarantee that the Company will receive any ancillary revenue in the future.

Lack of Operational History
Jetlines is in the build-out stage of the airline and as a result, investors are unable to review and consider any operational background to evaluate future viability or profitability. The Company will be subject to the risks, difficulties and uncertainties associated with a start-up airline. The Company's future performance will depend upon a number of factors, including its ability to:
•	capitalize on its business strategy;
•	implement its growth strategy;
•	provide the intended products and services at the prices anticipated;
•	choose its routes successfully;
•	maintain adequate control of expenses;
•	attract, retain and motivate qualified personnel;
•	react to customer and market demands; and
•	maintain the safety and security of operations.

Data Protection and Privacy Regulation
In the proposed business of the Company, customers may provide the Company with personally identifiable information ("personal data") that has been specifically and voluntarily given. Personal data includes information that can identify a customer or a specific individual, such as name, phone number, or e-mail address. The Company may also obtain personal data from airlines, hotels, and other travel partners and from travel buyers and other travel retailers with which we may in the future have a commercial or business relationship. The Company may be required collect, use, disclose and transfer personal data in conformance with applicable privacy laws and regulations, and to implement technical and organizational measures designed to protect against unauthorized access, use, disclosure, modification, and destruction of personal data that we collect and maintain.

The Company may be subject to the application of data protection and privacy regulations in Canada and the provinces of Canada in which it proposes to operate and any breach of such regulations could result in economic sanctions, which could be material and/or harm the reputation of the Company.

Regulatory Approvals Required
Jetlines has not yet received its licence. In order to receive its licence, the Company must satisfy two stages of the application process. In order to satisfy stage one, among other things, the Company must prepare financial projections to satisfy the requirements of the Canadian Transportation Agency. In order to satisfy stage two, among other things, the Company must meet certain financial requirements. In order to meet these requirements, the Company will need to raise additional financing. There is no guarantee that the Company will raise sufficient financing to meet the Canadian Transportation Agency financing requirements and accordingly there is no guarantee that the Company will receive a licence in accordance with its business plan. In addition, Jetlines has not yet received an air operator certificate for the operation of an airline in accordance with its business plan. In the event that the Company does not receive an air operator certificate, the Company will be unable to operate in accordance with its business plan.

In addition, in order to fulfill its objective to fly to destinations in the United States, Mexico and the Caribbean, Jetlines will require approval from regulatory authorities in those jurisdictions. To date, Jetlines has not commenced the regulatory approval process in United States, Mexico, the Caribbean or any jurisdiction other than Canada. While Jetlines anticipates commencing the regulatory approval process in those jurisdictions in 2015 and 2016, there is no guarantee that Jetlines will receive regulatory approval in a timely fashion or at all. In the event that regulatory approval is not received or is delayed, the Company will not be able to fulfill its business plan in a timely fashion or in its entirety and Jetlines may be limited to operating in Canada only.

Dependence on Technology
The Company will rely heavily on technology, including computer and telecommunications equipment and software and Internet-based systems, to operate its business, increase its revenues and reduce its costs. These systems include those relating to Jetlines' telecommunications, websites, computerized airline reservations and airport customer services and flight operations. The Company's website and reservation system must be able to accommodate a high volume of traffic and deliver important flight information.

These technology systems may be vulnerable to a variety of sources of failure, interruption or misuse, including by reason of third party suppliers' acts or omissions, natural disasters, terrorist attacks, telecommunications failures, power failures, computer viruses, unauthorized or fraudulent users, and other operational and security issues. While Jetlines intends to invest in initiatives, including security initiatives and disaster recovery plans, these measures may not be adequate or implemented properly. Any substantial or repeated technology systems failure, interruption or misuse could reduce the attractiveness of our services or could materially and adversely affect Jetlines' operations and may result in a material adverse effect.

Dependence on Relations with Third Parties
The Company is expected to secure goods and services from a number of third party suppliers. Any significant interruption in the provision of goods and services from such suppliers, some of which would be beyond the Company's control, or any significant increase in price of such goods and services, could have a material adverse effect. The Company will be reliant upon providers of aircraft, such as The Boeing Company and other third party leasing companies, which will make the Company susceptible to any problems connected with aircraft or engines or components, including defective materials, mechanical problems or negative perceptions in the traveling community. In addition, labour action at such companies or key suppliers could delay delivery of new aircraft or parts, impacting negatively our operating and expansion plans.

The delay or inability of any provider of aircraft to deliver aircraft or engines or components as the Company requires could negatively impact the Company's growth strategy and could result in a material adverse effect.

Limited Fleet Size

The Company plans to start operations with two aircraft with the expectation of growing to 16 aircraft by the third year of operations. Given the limited number of aircraft the Company intends to operate, if an aircraft becomes unavailable due to unscheduled maintenance, repairs or other reasons, the Company could suffer adverse financial and reputational impacts. The Company anticipates that its maintenance costs will increase as its proposed fleet ages and warranties expire. In addition, the Company's business model anticipates a high daily aircraft utilization rate. Aircraft utilization is the average amount of time per day that our aircraft spend carrying passengers. Aircraft utilization is reduced by delays and cancellations from various factors, many of which are beyond the Company's  control, including air traffic congestion at airports or other air traffic control problems, adverse weather conditions, increased security measures or breaches in security, international or domestic conflicts, terrorist activity, or other changes in business conditions. Due to the limited size of the Company's proposed fleet and contemplated high daily aircraft utilization rate, the unavailability of one or more aircraft and resulting reduced capacity could result in a material adverse effect.

Ability to Obtain Additional Capital
The ability of the Company to execute its build-out strategy and achieve operations will depend on acquiring substantial additional financing through debt financing, equity financing or other means. Failure to obtain such financing may result in the delay or indefinite postponement of such growth strategy or even impact the ability of the Company to continue as a going concern.

There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, the terms of such financing will be favourable to the Company. If additional financing is raised by the Company through the issuance of securities from treasury, control of the Company may change and shareholders may suffer dilution. If additional financing is not available, or if available, not available on satisfactory terms, this could result in a material adverse effect or could require the Company to reduce, delay, scale back or eliminate portions of its actual or proposed operations at the applicable time or could prevent the Company from continuing as a going concern.

The Company may also need to raise capital by incurring long-term or short-term indebtedness in order to fund its business objectives. This could result increased interest expense or decreased net income. There can be no assurance as to the terms of such financing and whether such financing will be available. The level of the Company's indebtedness could impair its ability to obtain additional financing in the future on a timely basis to take advantage of business opportunities that may arise.

Negative Operating Cash Flow
Jetlines does not generate operating revenue and have negative cash flow from operating activities. It is anticipated that the Company will continue to have negative cash flow in the foreseeable future. Continued losses may have the following consequences:
•	increasing the Company's vulnerability to general adverse economic and industry conditions;
•	limiting the Company's ability to obtain additional financing to fund future working capital, capital expenditures, operating costs and other general corporate requirements; and
•	limiting the Company's flexibility in planning for, or reacting to, changes in its business and the industry.

Inability to Manage the Potential Growth of the Business
The Company may be subject to growth-related risks including capacity constraints and pressure on its internal systems and controls. The ability of the Company to manage growth effectively will require it to continue to implement and improve its operations and financial systems and to expand, train, and manage its employee base. The inability of the Company to deal with potential growth could result in a material adverse effect.

Any expansion of operations the Company may undertake will entail risks; such actions may involve specific operational activities, which may negatively impact the profitability of the Company. Consequently, shareholders must assume the risk that: (i) such expansion may ultimately involve expenditures of funds beyond the resources available to the Company at that time; and (ii) management of such expanded operations may divert management's attention and resources away from any other operations, all of which factors may result in a material adverse effect.

Capital Requirements
In order to operate in accordance with its business plan, the Company will need to acquire or lease aircraft. At present, Jetlines has not acquired any aircraft and has not entered into any leasing arrangements for aircraft. While Jetlines does not anticipate any difficulties in entering into satisfactory leasing arrangements, there is no guarantee that the Company will be able to enter into leases for aircraft on terms satisfactory to it, or at all. The terms of the Company's leasing arrangements will impact upon the potential profitability of the Company's business. In the event that the Company is unable to acquire or lease aircraft on satisfactory terms, the Company will be unable to operate in accordance with its business plan. The Company's ability to pay any fixed costs associated with aircraft lease or purchase contractual obligations will depend on the Company's operating performance, cash flow, its ability to secure adequate financing, whether fuel prices continue at current price levels and/or further increase or decrease, further weakening or improving in the Canadian and United States economy, as well as general economic and political conditions and other factors that are, to some extent, beyond the Company's control.

Management and Personnel Risks
The Company's business will be significantly dependent on the Company's management team. The loss of the Company's officers could have a material adverse effect on the Company.
The Company's success depends, in part, on its ability to attract and retain key, technical, management and operating personnel, including consultants and members of the Company Board. The Company needs to develop sufficient expertise and add skilled employees or retain consultants in order to successfully execute its business plan. The Company may be unable to attract and retain qualified personnel or develop the expertise needed in these areas. If the Company fails to attract and retain key personnel it may be unable to execute its business plan, or its business could be adversely affected. The Company does not expect to maintain key man insurance on any member of its management.

Competition Risks
If the Company fails to compete effectively against larger, more established companies with greater resources, then its business may suffer. Competition in the commercial aviation industry is intense. Competitors may be substantially better capitalized with more significant infrastructure than the Company and they might decide to enter into the ULCC airline market, bringing competitive synergies and efficiencies to the industry that the Company does not have. The Company anticipates significant competition as the ULCC airline industry grows.

Internal Controls over Financial Reporting
Effective internal controls are necessary for the Company to provide reliable financial reports, make timely disclosure of material information and help prevent fraud. Although Jetlines has undertaken a number of procedures in order to provide assurances as to the reliability of its financial reports and ability to comply with timely disclosure requirements, including those required under Canadian securities laws, Jetlines cannot be certain that measures taken by it to provide assurances as to the reliability of its financial reports and ability to comply with timely disclosure requirements, including those required under Canadian securities laws will be sufficient to ensure that the Company will maintain adequate control over financial processes and reporting or enable it to prevent fraud and ensure compliance with anti-bribery and anti-corruption requirements.

Failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm the Company's results of operations or cause it to fail to meet its reporting obligations. If the Company or its independent auditors discover a material weakness, the disclosure of that fact, even if quickly remedied, could reduce the market's confidence the Company's consolidated financial statements and adversely affect the trading price of the Company Shares.

Price and Availability of Jet Fuel
The Company will be dependent on jet fuel to operate its business, and therefore, will be exposed to the risk of volatile fuel prices. Fuel prices are impacted by a host of factors outside of the Company's control, such as significant weather events, market speculation, geopolitical tensions, refinery capacity, government taxes and levies, and global demand and supply. The Company's fuel costs are expected to make up one of the largest anticipated expenses of the Company. A significant change in the price of jet fuel would materially affect the Company's projected operating results and growth strategy. A fuel supply shortage or significantly higher fuel prices could result in a curtailment of the Company's planned scheduled service. There can be no assurance that increases in the price of fuel can be off-set by higher fares or fuel surcharges. The higher costs to travelers may discourage air travel.

The Company does not plan to implement a fuel hedging program, although it may do so in the future. There can be no assurance that any fuel hedging program implemented by the Company will be sufficient to protect it against increases in the price of fuel due to inadequate fuel supplies or otherwise. Hedging programs also have inherent risks, including counterparty failure risk, which may deprive the Company of the benefit of "in the money" hedges and the financial exposure to post security for "out of the money" hedges.

Availability of Aircraft
Critical to Jetlines' business model is a supply of modern and cost effective aircraft that can service the various sectors required to fly the Company's planned route network. To achieve this objective, Jetlines has selected what it considers to be the best overall single-aisle aircraft to operate on all of its routes as a ULCC airline in Canada. Should these aircraft not be available in accordance with the Jetlines growth strategy or should the aircraft lease or maintenance costs increase drastically there could be an impact on the Company's growth strategy, cost structure and potential profitability.

Seasonal Nature of the Company's Business
The airline industry is seasonal. Based on a calendar year, the first quarter is usually the weakest, the end of the second quarter and start of the third quarter (June-August) the strongest, the shoulder months of the second and third quarter (April-May and September) slightly less than the prime period, with the fourth quarter better than the first quarter. While the Company plans launch operations during the second quarter, delays could occur, the impact of which would be less than expected revenue.

Government Intervention, Regulations, Rulings or Decisions
The airline industry is subject to extensive laws and regulation relating to, among other things, airline safety and security, provision of services, competition, environment and labour concerns. Government entities such as Transport Canada, the Competition Bureau, the Canadian Transportation Agency, and other domestic or foreign government entities may implement new laws or regulatory schemes, or render decisions, rulings or changes in tax policy that could have an adverse impact on the airline industry in general by significantly increasing the cost of airline operations, imposing additional requirements or operations, or reducing the demand for air travel, and could result in a material adverse effect.

The Company will be dependent on maintaining its operation certificates, permits or exemptions therefrom with the applicable regulatory authorities in Canada, the United States, Mexico and the Caribbean in order to operate its commercial air service. Laws relating to data collection on passengers and employees for security purposes and counterbalancing privacy legislation have increased industry costs of operations. Any material changes that add additional requirements to collecting, processing and filing data with, or otherwise reporting to, government agencies may materially impact the Company's business as to time and costs, and therefore, its operating results.

Terrorist Attacks and Security Measures
The September 11, 2001 terrorist attacks and subsequent terrorist activity have caused uncertainty in the minds of the traveling public. The occurrence of a major terrorist attack or attempted terrorist attack (whether domestic or international and whether involving the Company or another carrier or no carrier at all) and increasingly restrictive security measures could have a material adverse effect on passenger demand for air travel and on the number of passengers traveling on the Company's flights. It could also lead to a substantial increase in insurance, airport security and other costs. Any resulting reduction in passenger revenues and/or increases in insurance, security or other costs could result in a material adverse effect.

The increase in security measures and clearance times required for passenger travel could have a material adverse effect on passenger travel demand and the number of passengers the Company carries. Reduction in passenger numbers will impact negatively on the Company's revenues and results of operations.

A Localized Epidemic or Global Pandemic
A widespread outbreak of influenza or any other similarly communicable illness, occurring in the United States or Canada, or a World Health Organization travel advisory primarily relating to North American cities or regions could affect the Company's ability to continue full operations and could materially adversely affect the Company's customer demand for air travel. The Company cannot predict the likelihood of such a public health emergency nor the effect it may have on the Company's business or the market price of the Company Shares. However, any significant reduction in passenger traffic on the Company's flights could result in a material adverse effect.

Foreign Currency
The Company will be susceptible to currency fluctuations in the United States dollar arising from fluctuations in exchange rates, primarily with respect to its aircraft fleet plan. Proceeds raised under the Offering are in Canadian dollars and any additional funds that may be raised in the future are expected to be Canadian dollars, which could be affected by fluctuations in the United States dollar exchange rate with respect to any payment obligations which may arise.

Limited Voting for Non Qualified Canadians
To comply with restrictions imposed by federal law on foreign ownership of Canadian airlines, the articles of incorporation of Jetlines provide that: (i) the Company Common Voting Shares may only be beneficially owned and controlled, directly or indirectly, by Qualified Canadians; and (ii) the Company Variable Voting Shares may only be beneficially owned or controlled, directly or indirectly, by non-Qualified Canadians. The Company Common Voting Shares will carry one (1) vote per share held. The Company Variable Voting Shares will carry one (1) vote per Company Variable Voting Share held, unless: (a) the number of issued and outstanding Company Variable Voting Shares exceeds 25% (or any greater percentage the Governor in Council may specify pursuant to the CTA) of the total number of all issued and outstanding Company Shares; or (b) the total number of votes cast by or on behalf of the holders of Company Variable Voting Shares at any meeting exceeds 25% (or any greater percentage that the Governor in Council may specify pursuant to the CTA) of the total number of votes that may be cast at such meeting. If either of the above noted thresholds is surpassed at any time, the vote attached to each Company Variable Voting Share will decrease automatically without further act or formality to equal the maximum permitted vote per Company Variable Voting Share such that: (x) under the circumstance described under (a) above, the Company Variable Voting Shares as a class shall not carry more than 25% (or any greater percentage that the Governor in Council may specify pursuant to the CTA) of the total voting rights attached to all issued and outstanding Company Shares; and (y) under the circumstance described under (b) above, the Company Variable Voting Shares as a class cannot, for a given shareholders meeting, carry more than 25% (or any greater percentage that the Governor in Council may specify pursuant to the CTA) of the total number of votes that can be exercised at the meeting.

General Economic Conditions
The financial success of the Company may be sensitive to adverse changes in general economic conditions in Canada such as war, terrorist attacks, recession, inflation, labour disputes, demographic changes, weather or climate changes, unemployment and interest rates. Such changing conditions could reduce demand in the marketplace for the Company's services.

Consumers' Preference and Spending Trends
The Company's operating results may fluctuate significantly from period to period as a result of a variety of factors, including spending patterns of customers, competitive pricing and general economic conditions. There is no assurance that the Company will be successful in marketing its services, or that the revenues from the sale of such services will be significant. Consequently, the Company's revenues may vary by quarter, and the Company's operating results may experience fluctuations.

Lack of Marketing Alliances
Many airlines have marketing alliances with other airlines, under which they market and advertise their status as marketing alliance partners. These alliances generally provide for code-sharing, frequent flier program reciprocity, coordinated scheduling of flights to permit convenient connections and other joint marketing activities. Such arrangements permit an airline to market flights operated by other alliance members as its own. This increases the destinations, connections and frequency of flights offered by airlines and provides an opportunity to increase traffic on that airline's segment of flights connecting with alliance partners. Jetlines does not currently have any alliances and it is anticipated that the Company will not have any marketing alliances. The Company's lack of marketing alliances puts the Company at a competitive disadvantage to the MCDAs who are able to attract passengers through more widespread alliances, particularly on international routes, and that disadvantage may result in a material adverse effect.

Future Litigation
The Company may be subject to litigation arising out of its operations. Damages claimed under such litigation may be material or may be indeterminate, and the outcome of such litigation may materially impact the Company's business, results of operations, or financial condition. While the Company will assess the merits of any lawsuit and defend itself accordingly, it may be required to incur significant expense or devote significant financial resources to defending itself against such litigation. In addition, the adverse publicity surrounding such claims may result in a material adverse effect.

Single Aircraft Type Fleet
The Company's plans for a single aircraft type fleet makes the Company vulnerable to any problems associated with the fleet's engines or system technology. Transport Canada could suspend or restrict the use of the Company's aircraft in the event of any actual or perceived mechanical or design problems while it conducts its own investigation. The Company's future business would also be significantly harmed if the public avoids flying our aircraft due to an adverse perception of the aircraft utilized by the Company because of safety concerns or other problems, whether real or perceived, or in the event of an accident involving such type of aircraft.

Unionization or Increased Labour Costs
The Company intends to have a non-unionized workforce. In the event that unionization activities occur with its workforce, the Company will incur increased labour costs. Increased labour costs will negatively impact upon the Company's cost structure and will adversely affect the Company's ability to operate as a ULCC.

Airport User Fees and Air Navigation Fees
Increases in air navigation fees in Canada could have a negative impact on the Company's business and its financial results. Airport authorities continue to implement or increase various user fees that impact travel costs for passengers, including landing fees for airlines and airport improvement fees. Airport authorities generally have the unilateral discretion to implement and adjust such fees. The combined increased fees, and increases in rents under various lease agreements between airport authorities and the Government of Canada, which in many instances are passed through to air carriers and air travelers may negatively impact travel, in particular, discretionary travel.

No History of Dividends or Plan to Pay Dividends
Jetlines has ever paid a dividend nor made a distribution on any of their securities. Further, the Company may never achieve a level of profitability that would permit payment of dividends or other forms of distribution to its shareholders. Given the stage of the Company's business, it will likely be a long period before the Company could be in a position to declare dividends or make distributions to its investors. The payment of any future dividends by the Company will be at the sole discretion of the Company Board. Holders of Company Shares will be entitled to receive dividends only when, as, and if declared by the Company Board. The Company Board will determine future dividend policy based upon the Company's results of operations, financial condition, capital requirements and other circumstances.

Canada Jetlines Ltd.

Condensed Interim Financial Statements
For the Three Months Ended March 31, 2016
(Unaudited)
(Expressed in Canadian dollars)

Canada Jetlines Ltd.
Condensed Interim Financial Statements
(Unaudited)
(Expressed in Canadian dollars)

For the Three Months Ended March 31, 2016 Page

Condensed Interim Statements of Financial Position	3

Condensed Interim Statements of Loss and Comprehensive Loss	4

Condensed Interim Statements of Changes in Shareholders' Deficiency	5

Condensed Interim Statements of Cash Flows	6

Notes to the Condensed Interim Financial Statements	7-17

Canada Jetlines Ltd.
Condensed Interim Statements of Financial Position
(Unaudited)
(Expressed in Canadian Dollars)

	March 31,	December 31,
	2016	2015
	$	$
Assets

Current Assets:
Cash	12,370	14,428
Receivables	29,137	33,403
Prepaid expenses and deposits	26,937	9,306
Total current assets	68,444	57,137

Non-Current Assets:
Equipment (note 3)	3,184	4,073
Aircraft purchase agreement deposit (note 6)	129,870	138,400
Total Assets	201,498	199,610

Liabilities and Shareholders' Deficiency

Current Liabilities:
Accounts payable and accrued liabilities (note 4)	506,198	441,003
Short-term loan (note 10)	66,400	-
Share subscriptions received (note 5)	80,000	80,000
Total Liabilities	652,598	521,003

Shareholders' Deficiency:
Share capital (note 5)	2,544,337	2,526,757
Reserves	413,303	314,947
Deficit	(3,408,740)	(3,163,097)
Total Shareholders' Deficiency	(451,100)	(321,393)

Total Liabilities and Shareholders' Deficiency	201,498	199,610

Nature of operations and going concern (note 1)
Commitments (note 6)
Contingencies (notes 7)
Subsequent events (note 11)

Approved on behalf of the Board of Directors:

 "John Sutherland"                  "Jim Scott"
______________________________         ________________________
John Sutherland, Director               Jim Scott, Director

The accompanying notes are an integral part of these condensed interim financial statements

Canada Jetlines Ltd.
Condensed Interim Statements of Loss and Comprehensive Loss
(Unaudited)
(Expressed in Canadian Dollars)
	For the Three Months Ended
	March 31,
	2016		2015
	$		$
Operating expenses
Consulting (note 4)		1,216		173,459
Depreciation (note 3)		889		863
General and administration		47,873		48,226
Marketing and advertising		-		3,086
Professional fees		6,900		13,620
Salaries and benefits (notes 4 and 5 (c))		126,301		116,645
Share-based compensation (notes 4 and 5 (b))		65,312		7,343
Travel		8,309		19,646
		(256,800)		(382,888)

Foreign exchange		(7,887)		3,879
Interest expense		(134)		(211)
		(8,021)		3,668

Loss and comprehensive loss for the period		(264,821)		(379,220)

Loss per share – basic and diluted		$(0.03)		$(0.05)
Weighted average number of shares outstanding - basic and diluted		9,262,329		7,284,809

The accompanying notes are an integral part of these condensed interim financial statements

Canada Jetlines Ltd.
Condensed Interim Statements of Changes in Shareholders' Deficiency
(Unaudited)
(Expressed in Canadian Dollars)
	Share Capital
	Number of Shares	Amount		Reserves		Deficit		Total
		$		$		$		$
Balance as at December 31, 2014	6,184,987		1,484,399		126,219		(1,639,030)		(28,412)
Issuance of common voting shares for cash (note 5 (a))	1,846,000		923,000		-		-		923,000
Share issuance costs (note 5 (a))	-		(81,150)		-		-		(81,150)
Broker warrants issued as share issuance cost (note 5 (a))	-		(4,305)		4,305		-		-
Share-based compensation (note 5 (b))	-		-		7,343		-		7,343
Loss for the period	-		-		-		(379,220)		(379,220)
Balance as at March 31, 2015	8,030,987		2,321,944		137,867		(2,018,250)		441,561
Issuance of common voting shares for cash	1,156,000		216,226		-		-		216,226
Issuance of common voting shares for services	15,000		7,500		-		-		7,500
Share issuance costs	-		(15,761)		-		-		(15,761)
Broker warrants issued as share issuance cost	-		(3,152)		3,152		-		-
Warrants issued for Inovent settlement	-		-		52,304		-		52,304
Share-based compensation for stock options	-		-		90,445		-		90,445
Share-based compensation for performance shares	-		-		31,179		-		31,179
Loss for the period	-		-		-		(1,144,847)		(1,144,847)
Balance as at December 31, 2015	9,201,987		2,526,757		314,947		(3,163,097)		(321,393)
Issuance of common voting shares for cash (note 5 (a))	142,222		19,100		-		-		19,100
Share issuance costs (note 5 (a))	-		(1,520)		-		-		(1,520)
Warrants issued as severance payment (notes 5 (c))	-		-		52,222		-		52,222
Share-based compensation for stock options (note 5 (b))	-		-		16,931		-		16,931
Reversal of share-based compensation for forfeited stock options	-		-		(19,178)		19,178		-
Share-based compensation for performance shares (note 5 (b))	-		-		48,381		-		48,381
Loss for the period	-		-		-		(264,821)		(264,821)
Balance as at March 31, 2016	9,344,209		2,544,337		413,303		(3,408,740)		(451,100)

The accompanying notes are an integral part of these condensed interim financial statements

Canada Jetlines Ltd.
Condensed Interim Statements of Cash Flows
(Unaudited)
(Expressed in Canadian Dollars)
	For the Three Months Ended
	March 31,
	2016		2015
	$		$
Cash Flows From Operating Activities
Loss for the period		(264,821)		(379,220)
Items not involving cash:
Depreciation		889		863
Share-based compensation		65,312		7,343
Salaries and benefits		52,222		-
Foreign exchange		8,530		(3,888)
Changes in non-cash working capital:
Receivables		4,266		(1,071)
Prepaid expenses and deposits		(17,631)		(8,907)
Accounts payable and accrued liabilities		65,195		(43,559)
Net Cash Used in Operating Activities		(86,038)		(428,439)

Cash Flows From Investing Activities
Deposit on aircraft purchase agreement		-		(376,090)
Net Cash Used in Investing Activities		-		(376,090)

Cash Flows From Financing Activities
Proceeds from issuance of shares		19,100		923,000
Share issuance costs		(1,520)		(81,150)
Short-term loan advances		66,400		-
Loan advances from related parties		32,200		-
Loan repayments from related parties		(32,200)		-
Net Cash provided from Financing Activities		83,980		841,850

(Decrease) Increase in Cash		(2,058)		37,321
Cash – Beginning of Period		14,428		71,160
Cash – End of Period		12,370		108,481

Supplemental cash flow information (note 8)

The accompanying notes are an integral part of these condensed interim financial statements

Canada Jetlines Ltd.
Notes to the Condensed Interim Financial Statements
For the three months ended March 31, 2016
(Unaudited)
(Expressed in Canadian dollars)

1.	NATURE OF OPERATIONS AND GOING CONCERN

Canada Jetlines Ltd. (the "Company" or "Jetlines") is incorporated under the federal laws of Canada. The Company's principal business activity is the start-up of an ultra low cost carrier ("ULCC") scheduled airline service.

On April 12, 2016, the Company and Jet Metal Corp. ("Jet Metal") executed the transaction documents with respect to a business combination of the Company and Jet Metal. Jet Metal is listed on the TSX Venture Exchange ("TSXV") and is a uranium explorer and developer with projects across North America. Upon completion of the business combination, the name of the resulting issuer will be "Canada Jetlines Ltd." who will continue the business of the Company. Completion of the business combination is subject to a number of conditions, including TSXV acceptance and disinterested shareholder approval (see note 9).

These condensed interim financial statements have been prepared on the basis of accounting principles applicable to a "going concern", which assumes that the Company will continue its operations and will be able to realize its assets and discharge its liabilities in the normal course of operations for the foreseeable future. At March 31, 2016, the Company had a working capital deficit of $584,154, had not yet achieved profitable operations and expects to incur further losses in the development of its business. For the three months ended March 31, 2016, the Company reported a net loss of $264,821 and as at March 31, 2016, had an accumulated deficit of $3,408,740.  The Company has not generated revenues from operations and is considered to be in the development stage. The Company is dependent on equity financings and debt to fund its operations. Based on its current plans, budgeted expenditures, and cash requirements, the Company does not have sufficient cash to finance its current plans for the next 12 months from March 31, 2016. The Company will need to raise sufficient funds in order to finance its current plans, budgeted expenditures, and administrative expenses. The Company has no assurance that such financing will be available or be available on favorable terms. Factors that could affect the availability of financing include the Company's performance, the state of debt and equity markets, investor perceptions and expectations and the global financial and aviation markets. If successful, the Company would obtain additional financing through, but not limited to, the issuance of additional equity or debt. These material uncertainties may cast significant doubt upon the Company's ability to continue as a going concern.

These condensed interim financial statements do not reflect the adjustments to the carrying values of assets and liabilities and the reported expenses and statement of financial position classifications that would be necessary should the going concern assumption be inappropriate, and such adjustments could be material.

The Company's head office is located at Room C4408, Vancouver International Terminal Building, 3211 Grant McConachie Way, Richmond BC V7B 0A4, Canada.

2.	BASIS OF PREPARATION

(a)	Statement of Compliance

These condensed interim financial statements, including comparatives, have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting ("IAS 34"), as issued by the International Accounting Standards Board ("IASB") effective for the Company's reporting period ending March 31, 2016. They do not include all of the information required for full annual financial statements, and should be read in conjunction with the Company's financial statements for the year ended December 31, 2015, which were prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the IASB. The accounting policies applied are the same as those applied in the Company's most recent annual financial statements. The results for interim periods are not necessarily indicative of results for the entire year. The preparation of these condensed interim financial statements in conformity with IAS 34 requires management to make estimates and assumptions that affect the reported amounts of assets

Canada Jetlines Ltd.
Notes to the Condensed Interim Financial Statements
For the three months ended March 31, 2016
(Unaudited)
(Expressed in Canadian dollars)

2.	BASIS OF PREPARATION (continued)

and liabilities and disclosure of contingent assets and liabilities at the date of the condensed interim financial statements and the reported amounts of expenses during the period. As a result, actual amounts may differ from those estimates.

These condensed interim financial statements for the three months ended March 31, 2016 were approved and authorized for issue by the Board of Directors on June 17, 2016.

(b)	New accounting pronouncements

The Company adopted the following standards effective on January 1, 2016 and has determined that there was no material impact on its financial position and results of operations:

IAS 16 Property, Plant and Equipment and IAS 38 Intangible Assets - IAS 16 and IAS 38 both establish the principle for the basis of depreciation and amortization as being the expected pattern of consumption of the future economic benefits of an asset.  The IASB has clarified that the use of revenue-based methods to calculate the depreciation of an asset is not appropriate because revenue generated by an activity that includes the use of an asset generally reflects factors other than the consumption of the economic benefits embodied in the asset. The IASB also clarified that revenue is generally presumed to be an inappropriate basis for measuring the consumption of the economic benefits embodied in an intangible asset.  This presumption, however, can be rebutted in certain limited circumstances. The amendments are applicable to annual periods beginning on or after January 1, 2016.

IAS 1 Presentation of Financial Statements - The amendments to IAS 1 are designed to further encourage companies to apply professional judgement in determining what information to disclose in their financial statements.  For example, the amendments make clear that materiality applies to the whole of financial statements and that the inclusion of immaterial information can inhibit the usefulness of financial disclosures.  Furthermore, the amendments clarify that companies should use professional judgement in determining where and in what order information is presented in the financial disclosures. The amendments to IAS 1 can be applied immediately, and become mandatory for annual periods beginning on or after January 1, 2016.

The Company is currently evaluating the following standards issued but not yet in effect and has not yet determined the impact on its financial position and results of operations:

IFRS 9 Financial Instruments - In July 2014, the IASB issued the final version of IFRS 9 Financial Instruments which reflects all phases of the financial instruments project and replaces IAS 39 Financial Instruments: Recognition and Measurement and all previous versions of IFRS 9. The standard introduces new requirements for classification and measurement, impairment, and hedge accounting. IFRS 9 is effective for annual periods beginning on or after January 1, 2018.

IFRS 16, Leases - On January 13, 2016, the IASB published a new standard, IFRS 16, Leases. The new standard brings most leases on-balance sheet for lessees under a single model, eliminating the distinction between operating and finance leases. Under the new standard, a lessee recognizes a right-of-use asset and a lease liability. The right-of-use asset is treated similarly to other non-financial assets and depreciated accordingly. The liability accrues interest. This will typically produce a front-loaded expense profile (whereas operating leases under IAS 17 would typically have had straight-line expenses). The standard is effective for annual periods beginning on or after December 15, 2019 (i.e., calendar periods beginning on January 1, 2020), and interim periods thereafter. Early adoption is permitted.

Canada Jetlines Ltd.
Notes to the Condensed Interim Financial Statements
For the three months ended March 31, 2016
(Unaudited)
(Expressed in Canadian dollars)

2.	BASIS OF PREPARATION (continued)

(a)	New accounting pronouncements (continued)

IFRS 15 Revenue Recognition - Revenue from Contracts with Customers establishes the principles that an entity shall apply to report useful information to users of financial statements about the nature, amount, timing, and uncertainty of revenue and cash flows arising from a contract with a customer. Management anticipates that this standard will be adopted in the Company's financial statements for the period beginning January 1, 2018.

3. EQUIPMENT

Cost	$
Balance as at December 31, 2015 and 2014		10,668
Additions		-
Balance as at March 31, 2016		10,668

Accumulated depreciation
Balance as at December 31, 2014		3,039
Depreciation		3,556
Balance as at December 31, 2015		6,595
Depreciation		889
Balance as at March 31, 2016		7,484

Carrying amounts
Balance as at March 31, 2016		3,184
Balance as at December 31, 2015		4,073

4. RELATED PARTY TRANSACTIONS

Key management personnel include persons having the authority and responsibility for planning, directing, and controlling the activities of the Company as a whole.

	For the Three Months Ended
	March 31,	March 31,
	2016	2015
Transactions with Key Management Personnel	$	$
Salaries to Key Management included in salaries and benefits	50,053	54,548
Share-based compensation to Key Management	54,752	7,343
Consulting fees to Key Management	-	13,200
	104,805	75,091

Canada Jetlines Ltd.
Notes to the Condensed Interim Financial Statements
For the three months ended March 31, 2016
(Unaudited)
(Expressed in Canadian dollars)

4. RELATED PARTY TRANSACTIONS (continued)

Included in consulting fees to Key Management for the three months ended March 31, 2016 is $nil (2015 - $12,200) paid to a company that is controlled by the Company's former Chief Financial Officer.

During the three months ended March 31, 2016, loans totaling $32,200 (2015 - $nil) were advanced by and repaid to the Company's Chief Executive Officer, Chief Operating Officer, Chief Financial Officer and Vice President Strategic Planning & Cost Control. During the year ended December 31, 2015, loans totaling $107,500 were advanced and repaid by the Chief Executive Officer, Chief Financial Officer and Vice President Strategic Planning & Cost Control. These loans were non-interest bearing, repayable on demand and unsecured.

Included in accounts payable and accrued liabilities is $94,702 (December 31, 2015 - $59,532) due to Key Management for salaries, consulting fees and reimbursement of out-of-pocket direct costs such as travel, postage, courier charges, printing and telephone charges incurred on behalf of the Company.

5.	SHARE CAPITAL

(a)	Authorized: Unlimited number of common voting shares without par value
      Unlimited number of variable common voting shares without par value

During the three months ended March 31, 2015, the Company:

•
Completed a brokered private placement ("Private Placement") in which it issued 1,846,000 units for gross proceeds of $923,000 with each unit consisting of one common voting share plus half a warrant. In connection with the Private Placement, the Company issued 923,000 share purchase warrants and 32,000 broker warrants. The holder of each full warrant or broker warrant is entitled to purchase one common voting share at an exercise price of $1.50 for a period of 2 years from the date of issue. Share issuance cost for the Private Placement amounted to $81,150 in cash, $4,305 as the fair value of the broker warrants. Subsequent to the issuance of the 923,000 share purchase warrants, their exercise price was repriced to $0.75 per common voting share for a period of 2 years from the date of issue.

During the three months ended March 31, 2016, the Company:

•
Issued through a private placement 42,222 units for gross proceeds of $19,000 with each unit consisting of one common voting share plus one warrant. The holder of each warrant is entitled to purchase one common voting share at an exercise price of $0.5625 for a period of 2 years from the date of issue. Share issuance cost for the private placement amounted to $1,520 in cash.

•	Issued 200,000 share purchase warrants. The holder of each full warrant is entitled to purchase one common voting share at an exercise price of $0.50 for a period of 2 years from the date of issue.

Performance Shares

•
The Company issued 100,000 common voting shares to management for gross proceeds of $100 on February 11, 2016. These shares will be held in escrow and will be released to management on the later of (a) the date on which the Company has received the necessary funds to launch airline operations or (b) February 11, 2018. The Company has determined that the fair value of these shares is $50,000 based on the share price of the private placements completed at $0.50. The difference between the market price of these shares and the consideration received by the Company is $49,900, which will be expensed as share-based compensation over the estimated vesting period of 24 months. The Company included $3,345 in share-based compensation for the three months ended March 31, 2016 (2015 - $nil).

Canada Jetlines Ltd.
Notes to the Condensed Interim Financial Statements
For the three months ended March 31, 2016
(Unaudited)
(Expressed in Canadian dollars)

5.	SHARE CAPITAL (continued)

Share Subscriptions Received

•
The Company received $80,000 in advance for the intended issuance of 177,778 units with each unit consisting of one common voting share plus half a warrant. The holder of each full warrant will be entitled to purchase one common voting share at an exercise price of $0.60 for a period of 3 years from the date of issue. As of March 31, 2016, the Company has not issued the common voting shares and warrants.

(b)	Stock Options and Share-Based Compensation

The Company adopted an incentive stock option plan (the "Plan") on November 30, 2015.  The essential elements of the Plan provide that the aggregate number of common shares of the Company's capital stock issuable pursuant to options granted under the Plan may not exceed 10% of the number of issued shares of the Company at the time of the granting of the options. Options granted under the Plan will have a maximum term of ten years.  The exercise price of options granted under the Plan will be fixed by the Board of Directors at the time the option is granted, provided, however that the exercise price complies with the requirements of the TSX Venture Exchange.  According to the Plan, the vesting periods of options granted under the plan may vary at the discretion of the Board of Directors.

There were no stock options granted during the three months ended March 31, 2016 and 2015. During the three months ended March 31, 2016, two directors resigned and forfeited 150,000 unvested stock options.

A summary of the status of the Company's stock options as at March 31, 2016 and changes during the period are as follows:

	Number of options	Weighted average exercise price $

Outstanding – December 31, 2014	300,000	0.30
Granted	600,000	0.50
Options forfeited	(150,000)	0.30
Outstanding – December 31, 2015	750,000	0.46
Granted	-	-
Options forfeited	(150,000)	0.40
Outstanding – March 31, 2016	600,000	0.48

Canada Jetlines Ltd.
Notes to the Condensed Interim Financial Statements
For the three months ended March 31, 2016
(Unaudited)
(Expressed in Canadian dollars)

5.	SHARE CAPITAL (continued)

(b)	Stock Options and Share-Based Compensation (continued)

The Company has the following stock options outstanding and exercisable:

Options Outstanding				Options Exercisable
	Number of options	Weighted Average Remaining Contractual Life (Years)	Weighted average exercise price $		Number of options	Weighted average exercise price $

As at March 31, 2016	600,000	4.7	0.48	As at March 31, 2016	300,000	0.45
As at December 31, 2015	750,000	5.2	0.46	As at December 31, 2015	225,000	0.43

During the three months ended March 31, 2016, the Company recognized share-based compensation of $65,312 (2015 - $7,343) in comprehensive loss. The amount relates to vesting of stock options and performance shares granted in the current period and prior periods.

(c)	Warrants

A summary of the status of the Company's warrants as at March 31, 2016 and changes during the period are as follows:

	Number of Warrants	Weighted Average Exercise Price $
Outstanding - December 31, 2014	1,474,491	0.50
Share purchase warrants issued	1,338,500	0.71
Broker warrants issued	55,520	1.50
Outstanding - December 31, 2015	2,868,511	0.62
Share purchase warrants issued	242,222	0.51
Outstanding - March 31, 2016	3,110,733	0.61

Canada Jetlines Ltd.
Notes to the Condensed Interim Financial Statements
For the three months ended March 31, 2016
(Unaudited)
(Expressed in Canadian dollars)

5.	SHARE CAPITAL (continued)

(c)	Warrants (continued)

Expiry Date	Exercise Price	Number of Warrants	Warrant Valuation
July 30, 2016	$0.50	997,883	$Nil
August 29, 2016	$0.50	379,267	$Nil
July 30, 2016	$0.50	82,408	$9,956
August 29, 2016	$0.50	14,933	$1,804
January 16, 2017	$0.75	638,000	$Nil
January 16, 2017	$1.50	32,000	$4,305
March 23, 2017	$0.75	285,000	$Nil
May 22, 2017	$0.75	160,000	$Nil
May 22, 2017	$1.50	16,000	$2,146
July 9, 2017	$0.75	30,000	$Nil
July 9, 2017	$1.50	4,800	$642
August 18, 2017	$0.75	6,000	$Nil
August 27, 2017	$0.75	2,500	$Nil
September 30, 2017	$0.50	200,000	$Nil
October 26, 2017	$0.75	17,000	$Nil
October 26, 2017	$1.50	2,720	$364
February 11, 2018	$0.50	200,000	$52,222
March 17, 2018	$0.5625	42,222	$Nil
Weighted Average	$0.61	3,110,733	$71,439

During the three months ended March 31, 2016, the Company issued 200,000 share purchase warrants as severance for an employee who was terminated. The holder of each full warrant is entitled to purchase one common voting share at an exercise price of $0.50 for a period of 2 years from the date of issue. The fair value of $52,222 for the warrants was estimated at the grant date using the Black-Scholes Option Pricing Model. The Company included $52,222 in salaries and benefits for the three months ended March 31, 2016 (2015 - $nil).

In connection with the Private Placement, the Company issued 32,000 broker warrants during the three months ended March 31, 2015. The fair value of $4,305 for the broker warrants was estimated at the grant date using the Black-Scholes Option Pricing Model.

The inputs for the Black-Scholes Option Pricing Model are as follows:

	2016	2015
Risk free interest rate	0.36%	0.87%
Expected dividend yield	-	-
Expected annual volatility	100%	100%
Expected life	2 years	2 years

(d)	Reserves

Share-based compensation is recognized in reserves until exercised.  Upon exercise, shares are issued from treasury and the amount in reserves is reclassified to share capital, adjusted for any consideration paid.

Canada Jetlines Ltd.
Notes to the Condensed Interim Financial Statements
For the three months ended March 31, 2016
(Unaudited)
(Expressed in Canadian dollars)

6. COMMITMENTS

The following table shows the Company's contractual commitments as at March 31, 2016.

	2016		2017		2018		2019		2020		2021		Total
	$		$		$		$		$		$		$
Office premise lease		20,772		27,696		27,696		27,696		27,696		-		131,556
Consulting (1)		29,700		29,700		-		-		-		-		59,400
Aircraft deposits (2)		5,555,917		-		-		26,769,116		-		-		32,325,033
Total		5,606,389		57,396		27,696		26,796,812		27,696		-		32,515,989

(1)	Represents agreement for technology systems and support
(2)	Represents Deposits under the Boeing Agreement as defined below.

On December 11, 2014, the Company signed a definitive purchase agreement with The Boeing Company ("Boeing") to acquire up to twenty-one Boeing 737 MAX aircraft for delivery commencing in 2021 (the "Boeing Agreement"). The Boeing Agreement includes five firm orders, purchase rights for an additional sixteen 737 MAX and some conversion rights to the 737-8 MAX aircraft. The following is a summary of the key terms of the Boeing Agreement.
•
Jetlines will purchase five Boeing 737-7 MAX aircraft, beginning with expected monthly deliveries in January 2021, for an aggregate estimated base price of US$434 million, subject to certain terms and conditions. The cost for the airframe and engines is based on the 2014 price with an escalation factor to determine final price at delivery. Variable costs include the cost of optional equipment furnished by Boeing and the cost of optional equipment furnished by Jetlines. The variable cost items, while estimated, remain subject to final determination. Jetlines estimates that assuming scheduled delivery in 2021, and taking into account presently known facts and assumptions, the escalated basic list price for the five aircraft would be approximately US$529 million.

•
Jetlines is required in connection with the five firm orders to pay (i) US$100,000 no later than January 30, 2015 and 1% of the total basic list price of the five firm orders (such 1% being approximately US$4.4 million) less US$100,000 no later than May 2, 2016 (the "Initial Payments"). The Company has paid the January 30, 2015 deposit, resulting in a deposit balance of $129,870 (December 31, 2015 - $138,400) (US$100,000) as at March 31, 2016. The May 2, 2016 Initial Payment has not been made to date as the Company and Boeing are currently negotiating aspects of the B737 MAX aircraft, the payment and delivery schedule.

•	In addition to the Initial Payments, Jetlines is required to make the following payments on account of the basic list price of the five firm orders:
Month Prior to Scheduled Delivery Month	% of the Total Basic List Price of the Five Firm Orders
24	4%
21, 18, 12, 9, 6	5% each
On Delivery	70%
Total	100% (including Initial Payments)

Canada Jetlines Ltd.
Notes to the Condensed Interim Financial Statements
For the three months ended March 31, 2016
(Unaudited)
(Expressed in Canadian dollars)

6. COMMITMENTS (continued)
•
Jetlines may elect to defer the above payments in accordance with the following schedule (which payments together with the Initial Payments are collectively referred to as the "Deferred Advance Payments"):

Month Prior to Scheduled Delivery Month	% of the Total Basic List Price of the Five Firm Orders
24	4%
21, 18, 12	5% each
On Delivery	80%
Total	100% (including Initial Payments)

•
Jetlines is required to pay interest on the Deferred Advance Payments from the day on which each advance payment would have been due in accordance with Boeing's regular payment schedule until the date of actual delivery of the applicable aircraft.

•
Jetlines will have the right to purchase up to 16 additional Boeing 737-7 MAX aircraft. This purchase right is exercisable by Jetlines by notice not less than 24 months before the desired date of delivery. The additional aircraft are offered subject to available position for delivery prior to December 31, 2024. The price of the aircraft subject to the purchase right will be determined based on the provisions of the Boeing Agreement using the then current prices for such aircraft at the time of exercise of the purchase right subject to the escalation factors in the Boeing Agreement.

•
Jetlines will have the right to substitute any Boeing 737-7 MAX ordered with a Boeing 737-8 MAX with a scheduled month of delivery 24 months after delivery of the first Boeing 737-8MAX aircraft to a Boeing customer. Jetlines may exercise this right of substitution by providing notice to Boeing not less than the first day of the month that is: (i) 12 months prior to the scheduled month of delivery of the Boeing 737-7 MAX for which it will be substituted if Jetlines has previously received a substituted aircraft; or (ii) 15 months prior to the scheduled month of delivery of the Boeing 737-7 MAX for which it will be substituted, if Jetlines has not previously received a substituted aircraft. The acquisition of any substituted aircraft will be subject to the execution of a definitive purchase agreement and product capabilities of the Boeing 737-8 MAX. Pricing will be based on the pricing for the Boeing 737-8 MAX aircraft as set out in the Boeing Agreement, subject to adjustments for configuration specifications by Boeing which arise between the date of the Boeing Agreement and the date of execution of the definitive agreement for the substitution Boeing 737-8 MAX.

•
Jetlines may not terminate the Boeing Agreement unless there is a non-excusable delivery delay in which case either party may terminate the agreement with respect to an aircraft if there is a non-excusable delay for that aircraft which in the aggregate exceeds 180 days. Boeing has agreed to pay Jetlines a pre-determined liquidated damages amount in the event of a non-excusable delay associated with the delivery of aircraft.

•	Boeing has agreed to provide a service life policy and product assurance in respect of certain components of the aircraft.
•	Boeing has agreed to provide promotional support to Jetlines in respect of the entry of the Boeing 737-7 MAX into Jetlines' operations.
The Company has not hedged its exposure to exchange rate fluctuations between the US and Canadian dollar with respect to the Boeing Agreement.  The purchase price of the five aircraft is denominated in US dollars and therefore, the Company is exposed to fluctuations in the exchange rate between the Canadian dollar and the US dollar. Assuming an exchange rate where US$1 equals C$1.2987, a 10% increase or decrease in the exchange rate will increase or decrease the aggregate base purchase price by approximately C$56.4 million and increase or decrease the aggregate escalated purchase price by approximately C$68.7 million.

Canada Jetlines Ltd.
Notes to the Condensed Interim Financial Statements
For the three months ended March 31, 2016
(Unaudited)
(Expressed in Canadian dollars)

7. CONTINGENCIES

As at March 31, 2016 and December 31, 2015, the Company has contingent liabilities totaling $95,000, of which $75,000 is for fees incurred relating to the Company's efforts to raise financing to launch airline operations. The $75,000 is payable if the Company is successful in listing on a public stock exchange where it raises a minimum of $5 million. The remaining $20,000 is a bonus payable to an employee if the Company has adequate funding or is successful in raising an aggregate amount of $7 million. These contingent liabilities have not been recorded in the Company's financial statements because it is not possible to reliably determine the outcome of the Company listing on a public stock exchange and raising the required funds. The contingent liability will be recorded in the Company's financial statements on the date when the contingent event occurs.

The Company is, from time to time, involved in various claims, legal proceedings and complaints arising in the ordinary course of business. The Company does not believe that adverse decisions in any pending or threatened proceedings related to any matter, or any amount which it may be required to pay by reason thereof, will have a material effect on the financial condition or future results of operations of the Company.

8. SUPPLEMENTAL CASH FLOW INFORMATION

The Company's non-cash financing activities include reversal of share-based compensation for forfeited stock-options of $19,178 (2015 - $nil) and non-cash share issuance cost of $nil (2015 - $4,305) for the three months ended March 31, 2016.

9. PROPOSED TRANSACTION

On April 12, 2016, the Company and Jet Metal Corp. ("Jet Metal") entered into an amalgamation agreement with respect to a business combination of the Company and Jet Metal (the "Transaction").

The Transaction is subject to the approval of the TSXV, approval of the Jet Metal and the Company's shareholders and other conditions customary for a transaction of this nature.

The following are the highlights of the Transaction:

•	The exchange ratio for the Transaction will be as follows (subject to adjustment in certain circumstances):
o
each one and one-half (1.5) issued and outstanding Jet Metal shares shall be converted into one (1) share of the issuer resulting from the combination of Jet Metal and the Company (the "Resulting Issuer"); and

o	each one (1) issued and outstanding share of the Company shall be converted into one and one-half shares (1.5) of the Resulting Issuer.
•
The Transaction will be structured such that the outstanding warrants and stock options of Jet Metal and the Company will automatically become exercisable for or shall be exchanged for shares of the Resulting Issuer, subject to all necessary adjustments to reflect the terms of the Transaction and subject to the terms governing the warrants and options.

•	The Transaction is subject to the following key conditions:
o
Jet Metal will complete a private placement (the "Concurrent Financing") of units ("Units") for gross proceeds of up to $6,000,000. Each Unit will be priced at $0.30 per unit and will consist of one common share of Jet Metal and one half of one common share purchase warrant. Each whole warrant shall be exercisable into a common share of Jet Metal at a price of $0.50 for a period of

Canada Jetlines Ltd.
Notes to the Condensed Interim Financial Statements
For the three months ended March 31, 2016
(Unaudited)
(Expressed in Canadian dollars)

9. PROPOSED TRANSACTION (continued)

24 months. Subject to TSXV approval, Jet Metal may pay commissions or finder's fees in connection the Financing and may appoint a broker to assist with the Financing. The Concurrent Financing will close immediately prior to or concurrently with the Transaction;
o	$100,000 of outstanding Jet Metal debt will be converted into common shares of Jet Metal;
o	the Transaction will have received approval of TSXV and all necessary corporate and shareholder approvals; and
o
receipt of a report of a sponsor in respect of the Transaction or waiver from the sponsorship requirement by TSXV. Jet Metal anticipates applying for a waiver of the sponsorship requirement in reliance upon completion of the Concurrent Financing.

•	Jet Metal will provide the Company with a secured bridge loan for up to $150,000. The loan will be advanced in tranches based on a budget agreed to between Jet Metal and the Company.
•	Prior to the closing of the Transaction, the Company may complete a financing for a maximum of $250,000 on the same terms as the Concurrent Financing.

The Transaction is being conducted entirely at arm's length. The name of the Resulting Issuer will be "Canada Jetlines Ltd."

10. SHORT-TERM LOAN

Pursuant to the Transaction, Jet Metal advanced $66,400 of the secured bridge loan to the Company. The loan is secured and accrues interest at the rate of 10% per annum (payable at maturity) and will mature on the earlier of: (a) the completion of the Transaction, and (b) 60 days after the termination of the Transaction.

11. SUBSEQUENT EVENTS

(a)
Subsequent to March 31, 2016, the Company issued through a private placement 153,500 units for gross proceeds of $69,075. Each unit consists of one common voting share and one share purchase warrant entitling the holder of the warrant to purchase one common voting share at an exercise price of $0.5625 for a period of 2 years from the date of issue.

(b)	Subsequent to March 31, 2016, Jet Metal advanced to the Company a further $83,600 of the secured bridge loan.

(c)	Subsequent to March 31, 2016, 150,000 options were forfeited.

D105

Canada Jetlines Ltd.

MANAGEMENT DISCUSSION AND ANALYSIS
For the three months ended March 31, 2016

As at June 17, 2016

June 17, 2016

Introduction

Canada Jetlines Ltd. (the "Company" or "Jetlines") is incorporated under the federal laws of Canada. The Company is in the pre-operating stage and its principal business activities is the development of an ultra low cost carrier ("ULCC") scheduled airline service.

This Management Discussion & Analysis ("MD&A") of the Company has been prepared by management as of June 17, 2016 and should be read in conjunction with the Company's MD&A for the year ended December 31, 2015, audited financial statements for the year ended December 31, 2015 ("Financial Statements"), which have been prepared in accordance with International Financial Reporting Standards ("IFRS"), and the unaudited condensed interim financial statements of the Company for the three months ended March 31, 2016, which have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting, as issued by the International Accounting Standards Board effective for the Company's reporting period ending December 31, 2016. All monetary amounts referred to herein are in Canadian dollars unless otherwise stated.

The Company's head office is located at Room C4408, Vancouver International Terminal Building, 3211 Grant McConachie Way, Richmond BC V7B 0A4, Canada.

Management's Responsibility for the Financial Statements

Information provided in this MD&A, including financial information extracted from the Financial Statements, is the responsibility of management. In the preparation of the Financial Statements, estimates are sometimes necessary to make a determination of future value for certain assets or liabilities. Management believes such estimates have been based on careful judgments and have been properly reflected in the accompanying Financial Statements.

Forward Looking Information

This MD&A contains forward-looking statements and forward-looking information (collectively, "forward-looking statements") within the meaning applicable to Canadian legislation.  These statements relate to future events or the future activities or performance of the Company.  All statements, other than statements of historical fact, are forward-looking statements.  Forward-looking statements are typically identified by words such as:  believe, expect, anticipate, intend, estimate, postulate, plans and similar expressions, or which by their nature refer to future events. Forward-looking statements include, among other things, statements regarding expectations commence domestic scheduled point to point air service, raise sufficient financing to advance the Company's goals and objectives, and obtain the 705 Air Operator Certificate.

Forward-looking information is subject to a variety or risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking information. The Company's risks and uncertainties can be found under the heading "Risk Factors" in this MD&A. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements.  Accordingly, readers are advised not to place undue reliance on forward-looking statements. Except as required under applicable securities legislation, the Company undertakes no obligation to publicly update or revise forward-looking information, whether as a result of new information, future events or others.

Background

The Company is currently in the pre-operating stage. The Company expects to operate flights initially using two aircraft under the ULCC model. The ULCC model is generally known as a scheduled airline service with air fares that are generally lower than those of the traditional airlines. However, airline passengers are expected to pay extra for such things as paper ticketing, baggage, food & beverage, in-flight entertainment, advance seat selection, etc. The ULCC model relies on maintaining lower costs throughout all airline operations.

Jetlines' market entry plan is to initially select routes that avoid direct competition with MCDA (the two major Canadian domestic airlines, Air Canada and WestJet and their affiliate airlines) carriers where possible and focus on cost discipline in order to keep operating costs low. Jetlines' detailed revenue and cost model has factored in an expected fierce competitive response from the MCDA carriers in the first year of operations and strong competitive response for the following three years.  Modelling has determined that the MCDA carriers, given a prolonged attempt to match Jetlines airfares, may suffer significantly reduced financial results with a resulting impact to their share value.  In addition to initially avoiding routes operated by the MCDA, Jetlines has factored into its financial model strong competitive response and has used projected internal cash to expand its fleet until Jetlines would be considered out of competitive vulnerability.

Upon completion of full funding, Jetlines expects to complete the build-out period in approximately six months.  Jetlines plans to initially operate scheduled point-to-point air service with primary bases at the Vancouver International Airport and the Hamilton International Airport (YHM), with a secondary base at the Winnipeg International Airport. Jetlines believes  that by applying the ULCC model, a new market of Canadian travelers will be created comprised of persons who: (1) are not presently flying from Canadian airports due to high airfares; (2) are not flying because of the lack of jet service from Canada's secondary airports; (3) are using American ULCC airlines in United States border towns near Canada; or (4) are not flying to trans-border destinations because the service is not currently offered, or is offered via multiple stops and connections. Jetlines anticipates this new market of passengers to be comprised of price sensitive travelers, which could include budget conscious leisure travelers, students, families and business travelers seeking to contain costs.

Jetlines expects its fleet to be based on the Boeing 737 family and Jetlines expects to start operations for the first 90 days by leasing two Boeing 737 aircraft. This start-up process is in line with the Canadian Transportation Agency requirement to have full internal operational funding in place based on zero revenue for the first 90 days of actual scheduled service operations. Once outside of this period Jetlines plans to lease and/or acquire further aircraft for a total of six aircraft in the first year. In furtherance of this objective, Jetlines has entered into a purchase agreement with The Boeing Company (the "Boeing Agreement"). Subject to the terms of the Boeing Agreement, Jetlines has agreed to purchase five Boeing 737-7MAX aircraft for delivery in 2021. In addition, Boeing has granted Jetlines the option to purchase up to an additional 16 Boeing 737MAX aircraft.

Upon receipt of its licence to operate in Canada, Jetlines intends to promptly apply for a foreign air carrier permit or an exemption therefrom from the U.S. Department of Transportation (the "U.S. Department") in order to allow Jetlines to fly into destinations in the United States and Jetlines also intends to concurrently apply for similar approvals from the regulatory authorities in Mexico and certain Caribbean countries. Provided such licences, permits or exemptions are received within the first 18 months of operations, Jetlines expects to grow its business significantly within the first 14 months of operations by expanding its fleet to eight Boeing 737 aircraft, and up to a total of 14 Boeing 737 aircraft within the first 30 months of operations and 40 Boeing 737 by year eight, leveraging its bases in Canada and increasing its route network throughout Canada and to selected locations in the United States, Mexico and the Caribbean. Jetlines believes a total new opportunity of 60 Boeing 737 is available in Canada before growth will be linked to a percentage increase of the annual GDP.

To-date, the Company has achieved the following:

•	Set up administrative offices at the Vancouver International Airport.
•	Assembled a management team to prepare and execute on the Company's strategy and plans.
•	Developed a business plan applying ULCC principles to the Canadian airline industry.

•	Entered into arrangements with senior and experienced airline personnel to fill key managerial and operational positions for a ULCC airline in Canada.
•	Commenced the application process for a licence to operate a domestic service, large aircraft pursuant to the Canadian Transportation Agency ("CTA") including payment of the application fee.
•	Received a Stage 1 letter from the CTA stating that the Company's financial requirement to receive an airline licence (financial fitness) is now $27.2 million.
•	Substantially completed various procedures and manuals in support of the Company's application for a 705 Air Operator Certificate from the Canadian Transportation Agency.
•	Engaged in advanced discussions with the Vancouver Airport ("YVR") in order to establish YVR as its base airport.
•	Retained Euro Pacific as advisor and agent. Euro Pacific assisted with private placement financings.
•	Retained a route network planning firm to construct a detailed ULCC route network.
•	A non-binding letter of intent has been signed with SkyTec of Vancouver to be responsible for Jetlines line maintenance.
•	Currently in the RFP process with the YVR airport ground handlers and has entered the request for information process for other destination stations.
•	Designed and ordered pilot and flight attendant uniforms.
•	Designed aircraft livery and its company logo including a detailed brand analysis and identity.
•	Entered into the Boeing Agreement to purchase five Boeing 737-7MAX aircraft and has the right to purchase up to an additional 16 Boeing 737MAX aircraft.
•	Entered into discussions with various airports at destinations which it proposes to service for operational facilities.

The Company expects to accomplish the following in the next 12 months:

•	Raise sufficient financing to advance the Company's goals and objectives.
•	Complete the ground work and setup of support structures for flight operations.
•	Complete the business combination with Jet Metal Corp.
•	Obtain the 705 Air Operator Certificate from the Canadian Transportation Agency to operate schedule flights.
•	Launch air operations initially with two aircraft and grow to six aircraft approximately 12 months after launch.

Proposed Transaction

On April 12, 2016, the Company and Jet Metal Corp. ("Jet Metal") entered into an amalgamation agreement with respect to a business combination of the Company and Jet Metal (the "Transaction").

The Transaction is subject to the approval of the TSXV, approval of the Jet Metal and the Company's shareholders and other conditions customary for a transaction of this nature.

The following are the highlights of the Transaction:

•	The exchange ratio for the Transaction will be as follows (subject to adjustment in certain circumstances):
o
each one and one-half (1.5) issued and outstanding Jet Metal shares shall be converted into one (1) share of the issuer resulting from the combination of Jet Metal and the Company (the "Resulting Issuer"); and

o	each one (1) issued and outstanding share of the Company shall be converted into one and one-half shares (1.5) of the Resulting Issuer.
•
The Transaction will be structured such that the outstanding warrants and stock options of Jet Metal and the Company will automatically become exercisable for or shall be exchanged for shares of the Resulting Issuer, subject to all necessary adjustments to reflect the terms of the Transaction and subject to the terms governing the warrants and options.

•	The Transaction is subject to the following key conditions:
o
Jet Metal will complete a private placement (the "Concurrent Financing") of units ("Units") for gross proceeds of up to $6,000,000. Each Unit will be priced at $0.30 per unit and will consist of one common share of Jet Metal and one half of one common share purchase warrant. Each whole warrant shall be exercisable into a common share of Jet Metal at a price of $0.50 for a period of 24 months. Subject to TSXV approval, Jet Metal may pay commissions or finder's fees in connection the Financing and may appoint a broker to assist with the Financing. The Concurrent Financing will close immediately prior to or concurrently with the Transaction;

o	$100,000 of outstanding Jet Metal debt will be converted into common shares of Jet Metal;
o	the Transaction will have received approval of TSXV and all necessary corporate and shareholder approvals; and
o
receipt of a report of a sponsor in respect of the Transaction or waiver from the sponsorship requirement by TSXV. Jet Metal anticipates applying for a waiver of the sponsorship requirement in reliance upon completion of the Concurrent Financing.

•	Jet Metal will provide the Company with a secured bridge loan for up to $150,000. The loan will be advanced in tranches based on a budget agreed to between Jet Metal and the Company.
•	Prior to the closing of the Transaction, the Company may complete a financing for a maximum of $250,000 on the same terms as the Concurrent Financing.

The Transaction is being conducted entirely at arm's length. The name of the Resulting Issuer will be "Canada Jetlines Ltd."

The terms of the financing by the Company were subsequently revised to $0.30 per unit and will consist of one common share and one common share purchase warrant. Each warrant shall be exercisable into a common share at a price of $0.375 for a period of 24 months.

The date of the Shareholders' meeting for both the Company and Jet Metal to approve the Amalgamation Agreement has been set for July 27, 2016.

Results of Operations

Variance Analysis

The following table sets forth Expense items with variances between the three months ended March 31, 2016 and 2015:
	Three Months Ended
	March 31,				Increase
	2016		2015		(Decrease)
	$		$		$
Expenses
Consulting		1,216		173,459	(172,243)
Depreciation		889		863	26
General and administration		47,873		48,226	(353)
Marketing and advertising		-		3,086	(3,086)
Professional Fees		6,900		13,620	(6,720)
Salaries and benefits		126,301		116,645	9,656
Share-based compensation		65,312		7,343	57,969
Travel		8,309		19,646	(11,337)
		(256,800)		(382,888)	(126,088)

Consulting expense decreased in the first quarter of 2016 compared to the same period last year because the engagement of consultants was not required in the first quarter of 2016 to develop the Company's business and prepare operating and maintenance manuals, route planning, human resources that were substantially completed earlier on in 2015.

Marketing and advertising expense decreased during the three months ended March 31, 2016 compared to the same period in 2015 primarily because the Company reduced expenditures in this area and also did not incur any costs for website development.

Professional fees decreased during the three months ended March 31, 2016 compared to the same period in 2015 primarily because of legal fees incurred in the 2015 period for licensing procedures and negotiating a dispute settlement.

Salaries and benefits expense increased during the three months ended March 31, 2016 compared to the same period in 2015 due to the increase in staff and salary rate fluctuations.

Share-based compensation increased for the three months ended March 31, 2016 compared to the same period in 2015 due to more options outstanding and vesting during the period.

Travel expense decreased during the three months ended March 31, 2016 mainly due to decreased travel compared to increased travel during the same period in 2015 for meetings with potential investors as the Company increased efforts to raise financing.

Summary of Quarterly Financial Results

The following table provides selected financial information of the Company for each of the last 8 quarters presented in accordance with IFRS:

	For the Quarters Ended
	March 31,	December 31,	September 30,	June 30,
	2016	2015	2015	2015
	$	$	$	$
Financial Results:
Expenses	(256,800)	(627,752)	(145,049)	(233,801)
Foreign exchange	(7,887)	(908)	24,269	(3,879)
Interest expense	(134)	-	(211)	(212)
Inovent settlement	-	-	(157,304)	-
Net loss	(264,821)	(628,660)	(278,295)	(237,892)
Basic and diluted loss per share	(0.03)	(0.07)	(0.03)	(0.03)

	For the Quarters Ended
	March 31,	December 31,	September 30,	June 30,
	2015	2014	2014	2014
	$	$	$	$
Financial Results:
Expense	(382,888)	(345,188)	(261,004)	(170,153)
Foreign exchange	3,879	-	-	-
Interest expense	(211)	(140)	-	(134)
Inovent settlement	-	-	-	-
Net loss	(379,220)	(345,328)	(261,004)	(170,287)
Basic and diluted loss per share	(0.05)	(0.06)	(0.05)	(0.06)

The Company's quarterly expenses have been increasing each quarter since inception due to the progress and increasing activities undertaken to set up an operating airline. In addition, quarterly fluctuations are due to the timing of legal fees, consulting fees and stock-based compensation. The significant increase in the fourth quarter of 2015 was due to legal fees and stock-based compensation. Quarterly expenses were lower in the first and second quarters of 2014 due to the reversal of stock-based compensation as a result of the resignations of two directors and reduction in salaries for management. The increase in expenses during the third and fourth quarters of 2014 was primarily due to the increased financing activities and licensing efforts.

Liquidity, Capital Resources, Commitments and Contingencies

Working Capital and Cash

The Company's cash position at March 31, 2016 was $12,370 compared to $14,428 at December 31, 2015. The Company raised cash financing of $19,100 (less share issuance cost of $1,520) during the three months ended March, 31, 2016 compared to $923,000 (less share issuance cost of $81,150) during the same period in 2015. During the first quarter of 2016, the Company received an aggregate loan of $32,200 from related parties that was also repaid in the quarter.

During the first quarter of 2016, the Company borrowed, under a secured bridge loan, $66,400 from Jet Metal and a further $83,600 subsequent to March 31, 2016. The loan is secured and accrues interest at the rate of 10% per annum (payable at maturity) and will mature on the earlier of: (a) the completion of the Transaction, and (b) 60 days after the termination of the Transaction.

For the three months ended March 31, 2016, net cash used in operating activities was $86,038 primarily for salaries and benefits and general and administration as the Company continued increasing its efforts to advance operations and raise financing in 2016.

Going Concern

The Company's unaudited condensed interim financial statements have been prepared on the basis of accounting principles applicable to a "going concern", which assumes that the Company will continue its operations and will be able to realize its assets and discharge its liabilities in the normal course of operations for the foreseeable future. At March 31, 2016, the Company had a working capital deficit of $584,154, had not yet achieved profitable operations and expects to incur further losses in the development of its business. For the three months ended March 31, 2016, the Company reported a net loss of $264,821 and as at March 31, 2016, had an accumulated deficit of $3,408,740.  The Company has not generated revenues from operations and is considered to be in the development stage. The Company is dependent on equity financings and debt to fund its operations. Based on its current plans, budgeted expenditures, and cash requirements, the Company does not have sufficient cash to finance its current plans for the next 12 months from March 31, 2016.  The Company will need to raise sufficient funds in order to finance its current plans, budgeted expenditures, and administrative expenses. The Company has no assurance that such financing will be available or be available on favorable terms. Factors that could affect the availability of financing include the Company's performance, the state of debt and equity markets, investor perceptions and expectations and the global financial and aviation markets. If successful, the Company would obtain additional financing through, but not limited to, the issuance of additional equity or debt. These material uncertainties may cast significant doubt upon the Company's ability to continue as a going concern.

Capital Management

The Company manages its capital structure, being its share capital, and makes adjustments to it, based on the funds available to the Company, in order to support future business opportunities. The Company had share capital of $2,544,337 (December 31, 2015 - $2,526,757) and a short-term loan of $66,400 (December 31, 2015 - $nil) as at March 31, 2016. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company's management to sustain future development of the business. Planning, annual budgeting, cash flow forecasting and implementing controls over major investment decisions are primary tools used to manage the Company's capital.

The Company's investment policy is to hold cash in interest bearing bank accounts.

The Company currently has no source of revenues.  As such, the Company is dependent upon external financings to fund activities.  In order to carry future projects and pay for administrative costs, the Company will spend its existing working capital and raise additional funds as needed.  Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

There were no changes to the Company's approach to capital management during the quarter. The Company is not subject to externally imposed capital requirements.

Contractual Obligations

The following table shows the Company's contractual commitments as at March 31, 2016.

	2016		2017		2018		2019		2020		2021		Total
	$		$		$		$		$		$		$
Office premise lease		20,772		27,696		27,696		27,696		27,696		-		131,556
Consulting (1)		29,700		29,700		-		-		-		-		59,400
Aircraft deposits (2)		5,555,917		-		-		26,769,116		-		-		32,325,033
Total		5,606,389		57,396		27,696		26,796,812		27,696		-		32,515,989

(1)	Represents agreement for technology systems and support
(2)	Represents Deposits under the Boeing Agreement as defined below.

As at March 31, 2016 and December 31, 2015, the Company has contingent liabilities totaling $95,000, of which $75,000 is for fees incurred relating to the Company's efforts to raise financing to launch airline operations. The $75,000 is payable if the Company is successful in listing on a public stock exchange where it raises a minimum of $5 million. The remaining $20,000 is a bonus payable to an employee if the Company has adequate funding or is successful in raising an aggregate amount of $7 million. These contingent liabilities have not been recorded in the Company's financial statements because it is not possible to reliably determine the outcome of the Company listing on a public stock exchange and raising the required funds. The contingent liability will be recorded in the Company's financial statements on the date when the contingent event occurs.

The Company is, from time to time, involved in various claims, legal proceedings and complaints arising in the ordinary course of business. The Company does not believe that adverse decisions in any pending or threatened proceedings related to any matter, or any amount which it may be required to pay by reason thereof, will have a material effect on the financial condition or future results of operations of the Company.

The Boeing Agreement

On December 11, 2014, the Company signed a definitive purchase agreement with The Boeing Company ("Boeing") to acquire up to twenty-one Boeing 737 MAX aircraft for delivery commencing in 2021 (the "Boeing Agreement"). The Boeing Agreement includes five firm orders, purchase rights for an additional sixteen 737 MAX and some conversion rights to the 737-8 MAX aircraft. The following is a summary of the key terms of the Boeing Agreement.
•
Jetlines will purchase five Boeing 737-7 MAX aircraft, beginning with expected monthly deliveries in January 2021, for an aggregate estimated base price of US$434 million, subject to certain terms and conditions.  The cost for the airframe and engines is based on the 2014 price with an escalation factor to determine final price at delivery. Variable costs include the cost of optional equipment furnished by Boeing and the cost of optional equipment furnished by Jetlines. The variable cost items, while estimated, remain subject to final determination. Jetlines estimates that assuming scheduled delivery in 2021, and taking into account presently known facts and assumptions, the escalated basic list price for the five aircraft would be approximately US$529 million.

•
Jetlines is required in connection with the five firm orders to pay (i) US$100,000 no later than January 30, 2015 and 1% of the total basic list price of the five firm orders (such 1% being approximately US$4.4 million) less US$100,000 no later than May 2, 2016 (the "Initial Payments"). The Company has paid the January 30, 2015 deposit, resulting in a deposit balance of $129,870 (December 31, 2015 - $138,400) (US$100,000) as at March 31, 2016. The May 2, 2016 Initial Payment has not been made to date as the Company and Boeing are currently negotiating aspects of the B737 MAX aircraft, the payment and delivery schedule.

•	In addition to the Initial Payments, Jetlines is required to make the following payments on account of the basic list price of the five firm orders:
Month Prior to Scheduled Delivery Month	% of the Total Basic List Price of the Five Firm Orders
24	4%
21, 18, 12, 9, 6	5% each
On Delivery	70%
Total	100% (including Initial Payments)

•
Jetlines may elect to defer the above payments in accordance with the following schedule (which payments together with the Initial Payments are collectively referred to as the "Deferred Advance Payments"):

Month Prior to Scheduled Delivery Month	% of the Total Basic List Price of the Five Firm Orders
24	4%
21, 18, 12	5% each
On Delivery	80%
Total	100% (including Initial Payments)

•
Jetlines is required to pay interest on the Deferred Advance Payments from the day on which each advance payment would have been due in accordance with Boeing's regular payment schedule until the date of actual delivery of the applicable aircraft.

•
Jetlines will have the right to purchase up to 16 additional Boeing 737-7 MAX aircraft. This purchase right is exercisable by Jetlines by notice not less than 24 months before the desired date of delivery. The additional aircraft are offered subject to available position for delivery prior to December 31, 2024. The price of the aircraft subject to the purchase right will be determined based on the provisions of the Boeing Agreement using the then current prices for such aircraft at the time of exercise of the purchase right subject to the escalation factors in the Boeing Agreement.

•
Jetlines will have the right to substitute any Boeing 737-7 MAX ordered with a Boeing 737-8 MAX with a scheduled month of delivery 24 months after delivery of the first Boeing 737-8 MAX aircraft to a Boeing customer. Jetlines may exercise this right of substitution by providing notice to Boeing not less than the first day of the month that is: (i) 12 months prior to the scheduled month of delivery of the Boeing 737-7 MAX for which it will be substituted if Jetlines has previously received a substituted aircraft; or (ii) 15 months prior to the scheduled month of delivery of the Boeing 737-7 MAX for which it will be substituted, if Jetlines has not previously received a substituted aircraft. The acquisition of any substituted aircraft will be subject to the execution of a definitive purchase agreement and product capabilities of the Boeing 737-8 MAX. Pricing will be based on the pricing for the Boeing 737-8MAX aircraft as set out in the Boeing Agreement, subject to adjustments for configuration specifications by Boeing which arise between the date of the Boeing Agreement and the date of execution of the definitive agreement for the substitution Boeing 737-8 MAX.

•
Jetlines may not terminate the Boeing Agreement unless there is a non-excusable delivery delay in which case either party may terminate the agreement with respect to an aircraft if there is a non-excusable delay for that aircraft which in the aggregate exceeds 180 days. Boeing has agreed to pay Jetlines a pre-determined liquidated damages amount in the event of a non-excusable delay associated with the delivery of aircraft.

•	Boeing has agreed to provide a service life policy and product assurance in respect of certain components of the aircraft.
•	Boeing has agreed to provide promotional support to Jetlines in respect of the entry of the Boeing 737-7MAX into Jetlines' operations.
The Company has not hedged its exposure to exchange rate fluctuations between the US and Canadian dollar with respect to the Boeing Agreement.  The purchase price of the five aircraft is denominated in US dollars and therefore, the Company is exposed to fluctuations in the exchange rate between the Canadian dollar and the US dollar. Assuming an exchange rate where US$1 equals C$1.2987, a 10% increase or decrease in the exchange rate will increase or decrease the aggregate base purchase price by approximately C$56.4 million and increase or decrease the aggregate escalated purchase price by approximately C$68.7 million.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Transactions with Related Parties

Key management personnel include persons having the authority and responsibility for planning, directing, and controlling the activities of the Company as a whole.

	For the Three Months Ended
	March 31,	March 31,
	2016	2015
Transactions with Key Management Personnel	$	$
Salaries to Key Management included in salaries and benefits	50,053	54,548
Share-based compensation to Key Management	54,752	7,343
Consulting fees to Key Management	-	13,200
	104,805	75,091

Included in consulting fees to Key Management for the three months ended March 31, 2016 is $nil (2015 - $12,200) paid to a company that is controlled by the Company's former Chief Financial Officer.

During the three months ended March 31, 2016, loans totaling $32,200 (2015 - $nil) were advanced by and repaid to the Company's Chief Executive Officer, Chief Operating Officer, Chief Financial Officer and Vice President Strategic Planning & Cost Control. During the year ended December 31, 2015, loans totaling $107,500 were advanced and repaid by the Chief Executive Officer, Chief Financial Officer and Vice President Strategic Planning & Cost Control. These loans were non-interest bearing, repayable on demand and unsecured.

Included in accounts payable and accrued liabilities is $94,702 (December 31, 2015 - $59,532) due to Key Management for salaries, consulting fees and reimbursement of out-of-pocket direct costs such as travel, postage, courier charges, printing and telephone charges incurred on behalf of the Company.

Financial Instruments and Risk Management

The Company's financial instruments at March 31, 2016 consists of cash. There were no material changes to the Company's financial instruments and risk exposures for the three months ended March 31, 2016 from those as reported in the Company's MD&A for the year ended December 31, 2015.

Outstanding Share Data

As at June 17, 2016, the following shares are outstanding:

-	Authorized: Unlimited number of common voting shares without par value
 Unlimited number of variable common voting shares without par value

-	Issued and outstanding: 9,355,209 common shares and 142,500 variable voting common shares.

-	Warrants outstanding are as follows:

Expiry Date	Exercise Price	Number of Warrants
July 30, 2016	$0.50	997,883
August 29, 2016	$0.50	379,267
July 30, 2016	$0.50	82,408
August 29, 2016	$0.50	14,933
January 16, 2017	$0.75	638,000
January 16, 2017	$1.50	32,000
March 23, 2017	$0.75	285,000
May 22, 2017	$0.75	160,000
May 22, 2017	$1.50	16,000
July 9, 2017	$0.75	30,000
July 9, 2017	$1.50	4,800
August 18, 2017	$0.75	6,000
August 27, 2017	$0.75	2,500
September 30, 2017	$0.50	200,000
October 26, 2017	$0.75	17,000
October 26, 2017	$1.50	2,720
February 11, 2018	$0.50	200,000
March 17, 2018 April 7, 2018	$0.5625 $0.5625	42,222 11,000
June 9, 2018	$0.5625	142,500
Total		3,264,233

-	Stock options outstanding:
450,000 with exercise price of $0.50 per option and an expiry date of July 22, 2020.

Critical Accounting Estimates

There were no material changes to the Company's critical accounting estimates and judgments for the three months ended March 31, 2016 from those as reported in the Company's MD&A for the year ended December 31, 2015.

Recent Accounting Pronouncements

The Company's adoption of recent accounting pronouncements is described in note 2(b) of the Company's unaudited condensed interim financial statements for the three months ended March 31, 2016.

Internal Controls over Financial Reporting

Management has designed internal controls over financial reporting ("ICFR") to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The design and effectiveness of the Company's ICFR and disclosure control over financial reporting were assessed as of the date of this Management Discussion and Analysis.

Based on this assessment, it was determined that certain weaknesses existed in internal controls over financial reporting and as such, the Company's ICFR and disclosure control over financial reporting are not effective. As indicative of many small companies, the lack of segregation of duties and effective risk assessment were identified as areas where weaknesses existed. The existence of these weaknesses is to be compensated for by senior management monitoring, which exists. Management will continue to monitor very closely all financial activities of the Company and increase the level of supervision in key areas. It is important to note that this issue would also require the Company to hire additional staff in order to provide greater segregation of duties. Since there is insufficient work at this time to warrant the additional costs, management has chosen to disclose the potential risk in its filings and proceed with increased staffing only when the budgets and work load will enable the action. The Company has attempted to mitigate these weaknesses, through a combination of extensive and detailed review by management of the financial reports, the integrity and reputation of senior accounting personnel, and candid discussion of those risks with the audit committee.

Risks and Uncertainties

There were no material changes to the Company's risks and uncertainties for the three months ended March 31, 2016 from those as reported in the Company's MD&A for the year ended December 31, 2015.

APPENDIX "E"
PRO FORMA UNAUDITED FINANCIAL STATEMENTS
OF JET METAL CORP. UPON COMPLETION OF
 THE TRANSACTION

CANADA JETLINES LTD.

PRO FORMA CONSOLIDATED STATEMENT OF FINANCIAL POSITION

AS OF JANUARY 31, 2016

(Unaudited)
 (Expressed in Canadian Dollars)

CANADA JETLINES LTD.
NOTES TO PRO FORMA CONSOLIDATED STATEMENT OF FINANCIAL POSITION
JANUARY 31, 2016
(Unaudited)
(Expressed in Canadian Dollars)

	JET METAL CORP. AS AT JANUARY 31, 2016	CANADA JETLINES LTD. AS AT MARCH 31, 2016	NOTE		PRO FORMA ADJUSTMENTS	PRO FORMA CONSOLIDATED

ASSETS

Current assets
Cash and cash equivalents	$2,029,126	$12,370	3(c	)	$5,567,945	$
			3(d	)	69,075
			3(e	)	(66,400)
			3(h	)	(150,000)		7,462,116
Receivables	11,337	29,137			-		40,474
Prepaid expenses	31,435	26,937			-		58,372
	2,071,898	68,444			5,420,620		7,560,962

Available-for-sale investment	200,000	-			-		200,000
Deposits	100,000	129,870			-		229,870
Exploration and evaluation assets	2,509,791	-	3(b	)	(2,509,791)		-
Equipment	-	3,184			-		3,184
Reclamation bonds	36,326	-	3(b	)	(36,326)		-

	$4,918,015	$201,498			$2,874,503		$7,994,016

LIABILITIES AND EQUITY

Current liabilities
Payables and accrued liabilities	$214,092	$506,198	3(f	)	$(94,702)		$625,588
Due to related parties	231,537	-	3(a	)	(100,000)
			3(f	)	94,702		226,239
Share subscriptions received	-	80,000			-		80,000
Short-term loan	-	66,400	3(e	)	(66,400)		-
	445,629	652,598			(166,400)		931,827

Future reclamation provisions	20,807	-			-		20,807
	466,436	652,598			(166,400)		952,634
Equity
Capital stock	90,663,999	2,544,337	3(a	)	100,000
			3(c	)	5,437,405
			3(d	)	69,075
			3(g	)	(84,920,309)		13,894,507
Reserves	21,475,351	413,303	3(c	)	130,540
			3(g	)	(19,699,568)
			3(i	)	629,953		2,949,579
Deficit	(107,687,771)	(3,408,740)	3(b	)	(2,546,117)
			3(g	)	104,619,877
			3(h	)	(150,000)
			3(i	)	(629,953)		(9,802,704)
	4,451,579	(451,100)			3,040,903		7,041,382

	$4,918,015	$201,498			$2,874,503		$7,994,016

The accompanying notes are an integral part of the pro forma consolidated statement of financial position.

CANADA JETLINES LTD.
NOTES TO PRO FORMA CONSOLIDATED STATEMENT OF FINANCIAL POSITION
JANUARY 31, 2016
(Unaudited)
(Expressed in Canadian Dollars)

1.   BASIS OF PRESENTATION

The accompanying unaudited pro forma consolidated statement of financial position of Canada Jetlines Ltd. ("Jetlines") as at January 31, 2016 has been prepared after giving effect to the proposed transaction (the "Transaction") as described in Note 2.  The unaudited pro forma consolidated statement of financial position has been prepared as if the Transaction had been completed on January 31, 2016.

The unaudited pro forma consolidated statement of financial position has been prepared from information derived from and should be read in conjunction with the following:

a.	The unaudited condensed interim consolidated financial statements of Jet Metal Corp. ("Jet Metal") as at and for the period ended January 31, 2016; and

b.	The unaudited condensed interim financial statements of Jetlines as at and for the period ended March 31, 2016.

The unaudited pro forma consolidated statement of financial position has been prepared for inclusion in a Management's Information Circular dated June 17, 2016 in conjunction with the Amalgamation Agreement dated April 12, 2016 whereby Jetlines will amalgamate with a wholly owned subsidiary of Jet Metal and Jet Metal will change its name to "Canada Jetlines Ltd." (the "Resulting Issuer") (Note 2).  The Transaction is considered, from an accounting perspective, to be an asset acquisition with Jetlines acquiring the net assets of Jet Metal and continuing as the Resulting Issuer.

It is management's opinion that the unaudited pro forma consolidated statement of financial position presents fairly, in all material respects, the transactions described in Note 2 in accordance with International Financial Reporting Standards ("IFRS").  The accounting policies used in the preparation of the unaudited pro forma consolidated statement of financial position are consistent with the accounting policies of Jet Metal as at January 31, 2016 and Jetlines as at March 31, 2016.  The pro forma adjustments, as described in Note 3, are based on available information and certain estimates and assumptions.  The unaudited pro forma consolidated statement of financial position is not intended to reflect the financial position of the Resulting Issuer which would have actually resulted had the Transaction been effected on the date indicated.  Further, the unaudited pro forma consolidated statement of financial position is not necessarily indicative of the results of operations that may be obtained in the future.

Completion of the Transaction is subject to a number of conditions, including TSX Venture Exchange acceptance and disinterested shareholder approval. The Transaction cannot close until the required shareholder approval is obtained. There can be no assurance that the Transaction will be completed as proposed or at all.

2.  PRO FORMA TRANSACTIONS

On April 12, 2016, Jet Metal entered into an Amalgamation Agreement with Jetlines whereby Jetlines will amalgamate with a wholly owned subsidiary of Jet Metal and Jet Metal will change its name to "Canada Jetlines Ltd."  Pursuant to the Amalgamation Agreement, one and one-half (1.5) common shares of the Resulting Issuer will be issued in exchange for every one (1) common share held of Jetlines.  Outstanding warrants and stock options of Jet Metal and Jetlines will become outstanding warrants and stock options of the Resulting Issuer subject to all necessary adjustments to reflect the terms of the Transaction and subject to the terms governing the warrants and stock options.

Prior to closing the Transaction, Jet Metal is required to complete a consolidation of its common shares on the basis of one (1) post-consolidation common share of Jet Metal for every one and one-half (1.5) pre-consolidation common share of Jet Metal.  All numbers presented with respect to common shares, stock options and warrants are post-consolidation.

Concurrent with completing the Transaction, Jet Metal expects to complete a private placement and issue up to 20,000,000 units at a price of $0.30 per common share for gross proceeds of $6,000,000.  Each unit will consist of one common share and one-half of one warrant exercisable for 24 months at a price of $0.50.

CANADA JETLINES LTD.
NOTES TO PRO FORMA CONSOLIDATED STATEMENT OF FINANCIAL POSITION
JANUARY 31, 2016
(Unaudited)
(Expressed in Canadian Dollars)

As a condition of the Transaction, Jet Metal is required to settle amounts due to a related party in the amount of $100,000 by issuing 333,333 common shares at a price of $0.30 per common share.

The acquisition of the net assets of Jet Metal by Jetlines is summarized as follows:

Value of equity instruments	$7,519,473

Value of net assets:
Cash and cash equivalents	2,029,126
Receivables	11,337
Prepaid expenses and deposits	131,435
Available-for-sale investment	200,000
Payables and accrued liabilities	(214,092)
Due to related parties	(231,537)
Future reclamation provisions	(20,807)

1,905,462

Listing expense	$5,614,011

The above summary provides an initial allocation which may change upon valuation of the individual assets, liabilities and equity instruments.  The fair value of the net assets of Jet Metal to be acquired will ultimately be determined on the closing date of the Transaction.  It is likely that the fair values of assets and liabilities acquired will vary from those shown above and the differences may be material.

The listing expense resulting from the Transaction was recorded in accordance with IFRS 2, "Share-based payment", as an equity-settled share-based payment transaction.  As the fair value of the public listing status is not reliably estimated, it is measured by reference to the fair value of the equity instruments.

The fair value of the equity instruments valued at $7,519,473 is summarized as follows:

Common shares	$5,743,690
Warrants	1,775,783

$7,519,473

As at January 31, 2016, Jet Metal had 13,333,333 warrants outstanding with an exercise price of $0.38 and expiry date of September 16, 2019.  The weighted average fair value of the warrants of Jet Metal outstanding as at January 31, 2016 amounted to $0.13 per warrant and the total fair value of the warrants was $1,775,783.  The fair value of warrants outstanding was determined using the Black-Scholes Option Pricing Model and the following weighted average assumptions: risk free rate of 0.63%, expected life of 3.62 years, annualized volatility of 188% and expected dividend yield of nil.

3.  PRO FORMA ASSUMPTIONS AND ADJUSTMENTS

The unaudited pro forma consolidated statement of financial position has been prepared on the basis that the Transaction occurred on January 31, 2016 using the following assumptions and adjustments:

a.	Jet Metal settled amounts due to a related party in the amount of $100,000 by issuing 333,333 common shares at a price of $0.30 per common share.

CANADA JETLINES LTD.
NOTES TO PRO FORMA CONSOLIDATED STATEMENT OF FINANCIAL POSITION
JANUARY 31, 2016
(Unaudited)
(Expressed in Canadian Dollars)

b.
As a result of the change in business, Jet Metal abandoned or relinquished its exploration and evaluation assets and related reclamation bonds and impaired the related assets to a recoverable amount of $Nil.

c.
Jet Metal completed a private placement for 20,000,000 units at a price of $0.30 per unit for gross proceeds of $6,000,000.  Each unit consisted of one common share and one-half of one warrant exercisable for 24 months at a price of $0.50.  In connection with the private placement, Jet Metal paid cash finders' fees in the amount of $432,055, issued 1,300,000 broker warrants with a fair value of $130,540 and issued 420,547 common shares to a broker for compensation with a fair value of $126,164 ($0.30 per common share).

The weighted average fair value of the broker warrants amounted to $0.10 per warrant and the total fair value of the warrants was $130,540.  The fair value of the broker warrants was determined using the Black-Scholes Option Pricing Model and the following weighted average assumptions: risk free rate of 0.48%, expected life of 2 years, annualized volatility of 183% and expected dividend yield of nil.

d.
Jetlines completed a private placement for 230,250 units at a price of $0.30 per unit for gross proceeds of $69,075.  Each unit consisted of one common share and one warrant exercisable for 24 months at a price of $0.38.

e.	Jet Metal provided Jetlines with a short-term loan in the amount of $66,400. All inter-company balances are eliminated on consolidation.

f.
The balance of payables and accrued liabilities included amounts due to key management personnel of Jetlines of $94,702.  The balance was reclassified to due to related parties for consistent presentation.

g.
To record, on a consolidated basis, the acquisition of the net assets of Jet Metal and the completion of the Transaction, based on the assumptions that the following material transactions were completed:

i.
Jet Metal issued 14,246,559 common shares to the shareholders of Jetlines in exchange for 9,497,709 common shares of Jetlines.

 The Transaction has been accounted for as an acquisition of the net assets of Jet Metal by Jetlines, accompanied by a recapitalization and continuation of the financial statements of Jetlines.  The fair value of the net assets of Jet Metal acquired by Jetlines was the same as their historical book value in the amount of $1,905,462.  The purchase price discrepancy between consideration paid (equity instruments of $7,519,473) and the fair value of net assets acquired ($1,905,462) in the amount of $5,614,011 is allocated to listing expense.

ii.	The Transaction was accounted for as a recapitalization of Jetlines and the issuance of common shares by Jetlines for the assets and liabilities of Jet Metal.

h.	Jetlines incurred further professional and regulatory fees of $150,000 in relation to the completion of the Transaction.

i.
Jetlines granted 4,600,000 stock options to officers, directors, employees and consultants with an exercise price of $0.30 which expire 5 years from the closing date of the Transaction.  The weighted average fair value of the stock options amounted to $0.14 per stock option and the total fair value of the stock options was $629,953.  The fair value of stock options granted was determined using the Black-Scholes Option Pricing Model and the following weighted average assumptions: risk free rate of 0.63%, expected life of 5 years, annualized volatility of 166% and expected dividend yield of nil.

4.  PRO FORMA EFFECTIVE INCOME TAX RATE

The pro forma effective income tax rate applicable to the operations of Jetlines in Canada is 26%.

CANADA JETLINES LTD.
NOTES TO PRO FORMA CONSOLIDATED STATEMENT OF FINANCIAL POSITION
JANUARY 31, 2016
(Unaudited)
(Expressed in Canadian Dollars)

5.  PRO FORMA COMMON STOCK

	Number of common shares	Common stock	Reserves	Total

Authorized:
Unlimited common shares without par value

Issued and outstanding:
Balance as at January 31, 2016, prior to Transaction	28,218,451	$2,544,337	$413,303	$2,957,640
Share consolidation (Note 2)	(9,406,151)	-	-	-
Common shares issued for debt (Note 3(a))	333,333	100,000	-	100,000
Private placement (Note 3(c))	20,000,000	5,311,241	130,540	5,441,781
Broker shares (Note 3(c))	420,547	126,164	-	126,164
Amalgamation (Note 3(g))	14,246,559	5,812,765	1,775,783	7,588,548
Share-based payments (Note 3(i))	-	-	629,953	629,953

Pro forma common stock after the Transaction	53,812,739	$13,894,507	$2,949,579	$16,844,086

APPENDIX "F"
SUMMARY OF PROCEDURE TO EXERCISE DISSENT RIGHTS
Following is a summary of the procedure set out in Part 8, Division 2 of the BCBCA ("Dissent Procedures") to be followed by Jet Shareholders who intend to dissent from the Jet Transaction Resolution approving the Continuance described in the accompanying Information Circular and who wish to require Jet to acquire their Jet Shares and pay them the fair value thereof. It is strongly suggested that any Jet Shareholders wishing to dissent seek independent legal advice, as failure to comply strictly with the provisions of the BCBCA may prejudice such Jet Shareholders' rights to dissent.
Each registered holder of a Jet Share is entitled to be paid the fair value of the holder's Jet Shares, provided that the holder duly dissents to the Continuance and the Continuance becomes effective.
Beneficial Shareholders who exercise Dissent Rights must do so through their broker, custodian, nominee or intermediary. The Dissent Rights are those rights pertaining to the right to dissent from the Jet Transaction Resolution that are contained in Sections 237 to 247 of the BCBCA. A Shareholder is not entitled to exercise Dissent Rights in respect of Jet Shares that the holder votes in favour of the Jet Transaction Resolution.
This summary does not purport to provide a comprehensive statement of the procedures to be followed by a dissenting Jet Shareholder who seeks payment of the fair value of the Jet Shares held and is qualified in its entirety by reference to Sections 237 to 247 of the BCBCA.  Sections 237 to 247 of the BCBCA are reproduced in Schedule D to this Information Circular. The Dissent Procedures must be strictly adhered to and any failure by a Jet Shareholder to do so may result in the loss of that holder's Dissent Rights.
Accordingly, each Jet Shareholder who wishes to exercise Dissent Rights should carefully consider and comply with the Dissent Procedures and consult such holder's legal advisors.
Written notice of dissent from the Jet Transaction Resolution containing the information required by Section 242(4) of the BCBCA must be sent to Jet by a dissenting Jet Shareholder at least two (2) days before the Meeting or any date to which the Meeting may be postponed or adjourned. A notice of dissent should be delivered by registered mail to Jet at the address for notice described below. After the Jet Transaction Resolution is approved by Jet Shareholders and within one month after Jet notifies the dissenting Jet Shareholder of Jet's intention to act upon the Jet Transaction Resolution pursuant to Section 243 of the BCBCA, the dissenting Jet Shareholder must send to Jet, a written notice that such holder requires the purchase of all of the Jet Shares in respect of which such holder has given notice of dissent, together with the share certificate or certificates representing those Jet Shares (including a written statement prepared in accordance with Section 244(1)(c) of the BCBCA if the dissent is being exercised by the Jet Shareholder on behalf of a Beneficial Shareholder). Dissenting Jet Shareholders who do not strictly comply with the Dissent Procedures will not be entitled to be paid fair value for their Jet Shares in respect of which the Dissent Rights are being exercised.
Any dissenting Jet Shareholder who has duly complied with Section 244(1) of the BCBCA will be entitled to receive the fair value that the Jet Shares had immediately before the passing of the Jet Transaction Resolution.

F-1

APPENDIX "G"
BUSINESS CORPORATION ACT (BRITISH COLUMBIA)
PART 8, DIVISION 2 – DISSENT PROCEEDINGS
237. Definitions and application -
(1) In this Division:
"dissenter" means a shareholder who, being entitled to do so, sends written notice of dissent when and as required by section 242;
"notice shares" means, in relation to a notice of dissent, the shares in respect of which dissent is being exercised under the notice of dissent;
"payout value" means,
(a)	in the case of a dissent in respect of a resolution, the fair value that the notice shares had immediately before the passing of the resolution,
(b)	in the case of a dissent in respect of an arrangement approved by a court order made under section 29l(2)(c) that permits dissent, the fair value that the notice shares had immediately before the passing of the resolution adopting the arrangement, or
(c)	in the case of a dissent in respect of a matter approved or authorized by any other court order that permits dissent, the fair value that the notice shares had at the time specified by the court order, excluding any appreciation or depreciation in anticipation of the corporate action approved or authorized by the resolution or court order unless exclusion would be inequitable.
(2) This Division applies to any right of dissent exercisable by a shareholder except to the extent that
(a)	the court orders otherwise, or
(b)	in the case of a right of dissent authorized by a resolution referred to in section 238(l)(g), the court orders otherwise or the resolution provides otherwise.
238. Right to dissent -
(1)	A shareholder of a company, whether or not the shareholder's shares carry the right to vote, is entitled to dissent as follows:
(a)	under section 260, in respect of a resolution to alter the articles to alter restrictions on the powers of Jet or on the business it is permitted to carry on;
(b)	under section 272, in respect of a resolution to adopt an amalgamation agreement;
(c)	under section 287, in respect of a resolution to approve an amalgamation under Division 4 of Part 9;
(d)	in respect of a resolution to approve an arrangement, the terms of which arrangement permit dissent;
(e)	under section 301(5), in respect of a resolution to authorize or ratify the sale, lease or other disposition of all or substantially all of Jet's undertaking;
(f)	under section 309, in respect of a resolution to authorize the continuation of Jet into a jurisdiction other than British Columbia;
(g)	in respect of any other resolution, if dissent is authorized by the resolution;
(h)	in respect of any court order that permits dissent.
(2) A shareholder wishing to dissent must
(a)	prepare a separate notice of dissent under section 242 for
(i)	the shareholder, if the shareholder is dissenting on the shareholder's own behalf, and

(ii)	each other person who beneficially owns shares registered in the shareholder's name and on whose behalf the shareholder is dissenting,
(b)	identify in each notice of dissent, in accordance with section 242(4), the person on whose behalf dissent is being exercised in that notice of dissent, and
(c)	dissent with respect to all of the shares, registered in the shareholder's name, of which the person identified under paragraph (b) of this subsection is the beneficial owner.
(3)	Without limiting subsection (2), a person who wishes to have dissent exercised with respect to shares of which the person is the beneficial owner must
(a)	dissent with respect to all of the shares, if any, of which the person is both the registered owner and the beneficial owner, and
(b)	cause each shareholder who is a registered owner of any other shares of which the person is the beneficial owner to dissent with respect to all of those shares.
239. Waiver of right to dissent -
(1)	A shareholder may not waive generally a right to dissent but may, in writing, waive the right to dissent with respect to a particular corporate action.
(2)	A shareholder wishing to waive a right of dissent with respect to a particular corporate action must
(a)	provide to Jet a separate waiver for
(i)	the shareholder, if the shareholder is providing a waiver on the shareholder's own behalf, and
(ii)	each other person who beneficially owns shares registered in the shareholder's name and on whose behalf the shareholder is providing a waiver, and
(b) identify in each waiver the person on whose behalf the waiver is made.
(3)	If a shareholder waives a right of dissent with respect to a particular corporate action and indicates in the waiver that the right to dissent is being waived on the shareholder's own behalf, the shareholder's right to dissent with respect to the particular corporate action terminates in respect of the shares of which the shareholder is both the registered owner and the beneficial owner, and this Division ceases to apply to
(a)	the shareholder in respect of the shares of which the shareholder is both the registered owner and the beneficial owner, and
(b)	any other shareholders, who are registered owners of shares beneficially owned by the first mentioned shareholder, in respect of the shares that are beneficially owned by the first mentioned shareholder.
(4)	If a shareholder waives a right of dissent with respect to a particular corporate action and indicates in the waiver that the right to dissent is being waived on behalf of a specified person who beneficially owns shares registered in the name of the shareholder, the right of shareholders who are registered owners of shares beneficially owned by that specified person to dissent on behalf of that specified person with respect to the particular corporate action terminates and this Division ceases to apply to those shareholders in respect of the shares that are beneficially owned by that specified person.
240. Notice of resolution -
(1)	If a resolution in respect of which a shareholder is entitled to dissent is to be considered at a meeting of shareholders, Jet must, at least the prescribed number of days before the date of the proposed meeting, send to each of its shareholders, whether or not their shares carry the right to vote,
(a)	a copy of the proposed resolution, and

(b)	a notice of the meeting that specifies the date of the meeting, and contains a statement advising of the right to send a notice of dissent.

(2)	If a resolution in respect of which a shareholder is entitled to dissent is to be passed as a consent resolution of shareholders or as a resolution of directors and the earliest date on which that resolution can be passed is specified in the resolution or in the statement referred to in paragraph (b), Jet may, at least 21 days before that specified date, send to each of its shareholders, whether or not their shares carry the right to vote,
(a)	a copy of the proposed resolution, and
(b)	a statement advising of the right to send a notice of dissent.
(3)	If a resolution in respect of which a shareholder is entitled to dissent was or is to be passed as a resolution of shareholders without Jet complying with subsection (1) or (2), or was or is to be passed as a directors' resolution without Jet complying with subsection (2), Jet must, before or within 14 days after the passing of the resolution, send to each of its shareholders who has not, on behalf of every person who beneficially owns shares registered in the name of the shareholder, consented to the resolution or voted in favour of the resolution, whether or not their shares carry the right to vote,
(a)	a copy of the resolution,
(b)	a statement advising of the right to send a notice of dissent, and
(c)	if the resolution has passed, notification of that fact and the date on which it was passed.
(4)	Nothing in subsection (1), (2) or (3) gives a shareholder a right to vote in a meeting at which, or on a resolution on which, the shareholder would not otherwise be entitled to vote.
241. Notice of court orders - If a court order provides for a right of dissent, Jet must, not later than 14 days after the date on which Jet receives a copy of the entered order, send to each shareholder who is entitled to exercise that right of dissent
(a) a copy of the entered order, and
(b) a statement advising of the right to send a notice of dissent.
242. Notice of dissent -
(1)	A shareholder intending to dissent in respect of a resolution referred to in section 238(l)(a), (b), (c), (d), (e) or (f) must,
(a)	if Jet has complied with section 240(1) or (2), send written notice of dissent to Jet at least 2 days before the date on which the resolution is to be passed or can be passed, as the case may be,
(b)	if Jet has complied with section 240(3), send written notice of dissent to Jet not more than 14 days after receiving the records referred to in that section, or
(c)	if Jet has not complied with section 240(1), (2) or (3), send written notice of dissent to Jet not more than 14 days after the later of
(i)	the date on which the shareholder learns that the resolution was passed, and
(ii)	the date on which the shareholder learns that the shareholder is entitled to dissent.
(2)	A shareholder intending to dissent in respect of a resolution referred to in section 238(1)(g) must send written notice of dissent to Jet
(a)	on or before the date specified by the resolution or in the statement referred to in section 240(2)(b) or (3)(b) as the last date by which notice of dissent must be sent, or
(b)	if the resolution or statement does not specify a date, in accordance with subsection (1) of this section.
(3)	A shareholder intending to dissent under section 238(l)(h) in respect of a court order that permits dissent must send written notice of dissent to Jet
(a)	within the number of days, specified by the court order, after the shareholder receives the records referred to in section 241, or

(b)	if the court order does not specify the number of days referred to in paragraph (a) of this subsection, within 14 days after the shareholder receives the records referred to in section 241.
(4) A notice of dissent sent under this section must set out the number, and the class and series, if applicable, of the notice shares, and must set out whichever of the following is applicable:
(a)	if the notice shares constitute all of the shares of which the shareholder is both the registered owner and beneficial owner and the shareholder owns no other shares of Jet as beneficial owner, a statement to that effect;
(b)	if the notice shares constitute all of the shares of which the shareholder is both the registered owner and beneficial owner but the shareholder owns other shares of Jet as beneficial owner, a statement to that effect and
(i)	the names of the registered owners of those other shares,
(ii)	the number, and the class and series, if applicable, of those other shares that are held by each of those registered owners, and
(iii)	a statement that notices of dissent are being, or have been, sent in respect of all of those other shares;
(c)	if dissent is being exercised by the shareholder on behalf of a beneficial owner who is not the dissenting shareholder, a statement to that effect and
(i)	the name and address of the beneficial owner, and
(ii)	a statement that the shareholder is dissenting in relation to all of the shares beneficially owned by the beneficial owner that are registered in the shareholder's name.
(5)	The right of a shareholder to dissent on behalf of a beneficial owner of shares, including the shareholder, terminates and this Division ceases to apply to the shareholder in respect of that beneficial owner if subsections (1) to (4) of this section, as those subsections pertain to that beneficial owner, are not complied with.
243. Notice of intention to proceed -
(1) A company that receives a notice of dissent under section 242 from a dissenter must,
(a)	if Jet intends to act on the authority of the resolution or court order in respect of which the notice of dissent was sent, send a notice to the dissenter promptly after the later of
(i)	the date on which Jet forms the intention to proceed, and
(ii)	the date on which the notice of dissent was received, or
(b)	if Jet has acted on the authority of that resolution or court order, promptly send a notice to the dissenter.
(2) A notice sent under subsection (1)(a) or (b) of this section must
(a)	be dated not earlier than the date on which the notice is sent,
(b)	state that Jet intends to act, or has acted, as the case may be, on the authority of the resolution or court order, and
(c)	advise the dissenter of the manner in which dissent is to be completed under section 244.
244. Completion of dissent -
(1)	A dissenter who receives a notice under section 243 must, if the dissenter wishes to proceed with the dissent, send to Jet or its transfer agent for the notice shares, within one month after the date of the notice,
(a)	a written statement that the dissenter requires Jet to purchase all of the notice shares,
(b)	the certificates, if any, representing the notice shares, and

(c)	if section 242(4)(c) applies, a written statement that complies with subsection (2) of this section.
(2) The written statement referred to in subsection (1)(c) must
(a)	be signed by the beneficial owner on whose behalf dissent is being exercised, and
(b)	set out whether or not the beneficial owner is the beneficial owner of other shares of Jet and, if so, set out
(i)	the names of the registered owners of those other shares,
(ii)	the number, and the class and series, if applicable, of those other shares that are held by each of those registered owners, and
(iii)	that dissent is being exercised in respect of all of those other shares.
(3) After the dissenter has complied with subsection (1),
(a) the dissenter is deemed to have sold to Jet the notice shares, and
(b)	Jet is deemed to have purchased those shares, and must comply with section 245, whether or not it is authorized to do so by, and despite any restriction in, its memorandum or articles.
(4)	Unless the court orders otherwise, if the dissenter fails to comply with subsection (1) of this section in relation to notice shares, the right of the dissenter to dissent with respect to those notice shares terminates and this Division, other than section 247, ceases to apply to the dissenter with respect to those notice shares.
(5)	Unless the court orders otherwise, if a person on whose behalf dissent is being exercised in relation to a particular corporate action fails to ensure that every shareholder who is a registered owner of any of the shares beneficially owned by that person complies with subsection (1) of this section, the right of shareholders who are registered owners of shares beneficially owned by that person to dissent on behalf of that person with respect to that corporate action terminates and this Division, other than section 247, ceases to apply to those shareholders in respect of the shares that are beneficially owned by that person.
(6)	A dissenter who has complied with subsection (1) of this section may not vote, or exercise or assert any rights of a shareholder, in respect of the notice shares, other than under this Division.
245. Payment for notice shares -
(1)	A company and a dissenter who has complied with section 244(1) may agree on the amount of the payout value of the notice shares and, in that event, Jet must
(a)	promptly pay that amount to the dissenter, or
(b)	if subsection (5) of this section applies, promptly send a notice to the dissenter that Jet is unable lawfully to pay dissenters for their shares,
(2)	A dissenter who has not entered into an agreement with Jet under subsection (1) or Jet may apply to the court and the court may
(a)	determine the payout value of the notice shares of those dissenters who have not entered into an agreement with Jet under subsection (1), or order that the payout value of those notice shares be established by arbitration or by reference to the registrar, or a referee, of the court,
(b)	join in the application each dissenter, other than a dissenter who has entered into an agreement with Jet under subsection (1), who has complied with section 244(1), and
(c)	make consequential orders and give directions it considers appropriate.
(3)	Promptly after a determination of the payout value for notice shares has been made under subsection (2)(a) of this section, Jet must
(a)	pay to each dissenter who has complied with section 244(1) in relation to those notice shares, other than a dissenter who has entered into an agreement with Jet under subsection (1) of this section, the payout value applicable to that dissenter's notice shares, or

(b)	if subsection (5) applies, promptly send a notice to the dissenter that Jet is unable lawfully to pay dissenters for their shares.
(4) If a dissenter receives a notice under subsection (1)(b) or (3)(b),
(a)	the dissenter may, within 30 days after receipt, withdraw the dissenter's notice of dissent, in which case Jet is deemed to consent to the withdrawal and this Division, other than section 247, ceases to apply to the dissenter with respect to the notice shares, or
(b)	if the dissenter does not withdraw the notice of dissent in accordance with paragraph (a) of this subsection, the dissenter retains a status as a claimant against Jet, to be paid as soon as Jet is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of Jet but in priority to its shareholders.
(5)	A company must not make a payment to a dissenter under this section if there are reasonable grounds for believing that
(a)	Jet is insolvent, or
(b)	the payment would render Jet insolvent.
246. Loss of right to dissent - The right of a dissenter to dissent with respect to notice shares terminates and this Division, other than section 247, ceases to apply to the dissenter with respect to those notice shares, if, before payment is made to the dissenter of the full amount of money to which the dissenter is entitled under section 245 in relation to those notice shares, any of the following events occur:
(a)	the corporate action approved or authorized, or to be approved or authorized, by the resolution or court order in respect of which the notice of dissent was sent is abandoned;
(b)	the resolution in respect of which the notice of dissent was sent does not pass;
(c)	the resolution in respect of which the notice of dissent was sent is revoked before the corporate action approved or authorized by that resolution is taken;
(d)	the notice of dissent was sent in respect of a resolution adopting an amalgamation agreement and the amalgamation is abandoned or, by the terms of the agreement, will not proceed;
(e)	the arrangement in respect of which the notice of dissent was sent is abandoned or by its terms will not proceed;
(f)	a court permanently enjoins or sets aside the corporate action approved or authorized by the resolution or court order in respect of which the notice of dissent was sent;
(g)	with respect to the notice shares, the dissenter consents to, or votes in favour of, the resolution in respect of which the notice of dissent was sent;
(h)	the notice of dissent is withdrawn with the written consent of Jet;
(i)	the court determines that the dissenter is not entitled to dissent under this Division or that the dissenter is not entitled to dissent with respect to the notice shares under this Division.
247. Shareholders entitled to return of shares and rights - If under section 244(4) or (5), 245(4)(a) or 246, this Division, other than this section, ceases to apply to a dissenter with respect to notice shares,
(a)	Jet must return to the dissenter each of the applicable share certificates, if any, sent under section 244(l)(b) or, if those share certificates are unavailable, replacements for those share certificates,
(b)	the dissenter regains any ability lost under section 244(6) to vote, or exercise or assert any rights of a shareholder, in respect of the notice shares, and
(c)	the dissenter must return any money that Jet paid to the dissenter in respect of the notice shares under, or in purported compliance with, this Division.

APPENDIX "H"
SUMMARY OF DIFFERENCES BETWEEN THE BCBCA AND THE CBCA
The following is a summary only of certain differences between the Canada Business Corporations Act (the "CBCA"), the statute that will govern the corporate affairs of Jet upon the Continuance, and the British Columbia Business Corporations Act (the "BCBCA"), the statute which currently governs the corporate affairs of Jet.
In approving the Continuance, Jet Shareholders will be agreeing to hold securities in Jet as governed by the CBCA. This Information Circular summarizes some of the differences that could materially affect the rights and obligations of Jet Shareholders after giving effect to the Continuance. In exercising their vote, Jet Shareholders should consider the distinctions between the CBCA and the BCBCA, only some of which are outlined below.
Notwithstanding the alteration of Jet Shareholders' rights and obligations under the CBCA and the proposed Continuance, Jet  will still be bound by the rules and policies of the Exchange and the British Columbia, Alberta Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland and Labrador Securities Commissions, as well as any other applicable securities legislation.
The following is a summary comparison of certain provisions and the highlights of the BCBCA and the CBCA which pertain to rights of Jet Shareholders. This summary is not intended to be exhaustive.
The following summary should not be construed as legal advice to any particular Jet Shareholder, all of whom are advised to consult their own legal advisors respecting all of the implications of the Continuance.
Corporate Governance Differences
In general terms, the CBCA provides to Shareholders substantively the same rights as are available to Shareholders under the BCBCA, including rights of dissent and appraisal and rights to bring derivative actions and oppression actions, and is consistent with corporate legislation in most other Canadian jurisdictions. There are, however, important differences concerning the qualifications of directors, location of Shareholder meetings and certain Shareholder remedies.
Charter Documents
Under the BCBCA, the charter documents consist of a corporation's "certificate of incorporation", "notice of articles" (which sets forth the name of the corporation and the amount and type of authorized capital) and "articles" (which govern the management of the corporation). The "certificate of incorporation" might also be in the form of a "certificate of conversion", "certificate of amalgamation" or "certificate of continuation". The "notice of articles" is filed with the BCBCA Registrar of Companies and the "articles" are kept at the corporation's records office.
Under the CBCA, the charter documents consist of a corporation's "certificate of incorporation", "articles of incorporation" (which set forth, among other things, the name of the corporation and the amount and type of authorized capital) and "by-laws" (which govern the management of the corporation). The "certificate of incorporation" might also be in the form of a "certificate of amalgamation" or "certificate of continuance", and the "articles of incorporation" might also be in the form of "articles of amalgamation" or "articles of continuance". The "articles of incorporation" are filed with Corporations Canada and the "by-laws" are maintained at the corporation's records office.

Amendments to Charter Documents
Any substantive change to the charter documents of a corporation under the BCBCA, such as an alteration of the restrictions, if any, on the business carried on by a corporation, a change in the name of a corporation, an increase, reduction or elimination of the maximum number of shares that the corporation is authorized to issue out of any class or series of shares, an alteration of the special rights and restrictions attached to issued shares, or continuance of a corporation out of the jurisdiction requires a resolution of the type specified in its articles. If the articles do not specify the type of resolution, a special resolution passed by the majority of votes that the articles of the corporation specify is required, if that specified majority is at least two-thirds and not more than three-quarters of the votes cast on the resolution or, if the articles do not contain such a provision, a special resolution passed by at least two-thirds of the votes cast on the resolution. Other fundamental changes such as a proposed amalgamation or arrangement require a similar special resolution passed by holders of shares of each class entitled to vote at a general meeting of the corporation and the holders of all classes of shares adversely affected by such changes.

Under the CBCA, certain fundamental changes require a special resolution passed by not less than two-thirds of the votes cast by the Shareholders voting on the resolution authorizing the alteration at a special meeting of Shareholders and, in certain instances, where the rights of the holders of a class or series of shares are affected differently by the alteration than those of the holders of other classes or series of shares, a special resolution passed by not less than two-thirds of the votes cast by the holders of shares of each class or series so affected, whether or not they are otherwise entitled to vote. Authorization to amalgamate a CBCA corporation requires that a special resolution in respect of the amalgamation be passed by the holders of each class or series of shares entitled to vote thereon. The holders of a class or series of shares of an amalgamating corporation, whether or not they are otherwise entitled to vote, are entitled to vote separately as a class or series in respect of an amalgamation if the amalgamation agreement contains a provision that, if contained in a proposed amendment to the articles, would entitle such holders to vote separately as a class or series under section 176 of the CBCA.
Sale of Undertaking or Property
Under the BCBCA, a corporation may sell, lease or otherwise dispose of all or substantially all of the undertaking of the corporation if it does so in the ordinary course of its business or if it has been authorized to do so by a special resolution passed by the majority of votes that the articles of the corporation specify is required, if that specified majority is at least two thirds and not more than three quarters of the votes cast on the resolution or, if the articles do not contain such a provision, a special resolution passed by at least two thirds of the votes cast on the resolution.
The CBCA requires approval of the holders of shares of each class or series of a corporation represented at a duly called meeting, whether or not they are otherwise entitled to vote, by not less than two-thirds of the votes cast upon a special resolution for a sale, lease or exchange of all or substantially all of the property (as opposed to the "undertaking") of the corporation other than in the ordinary course of business of the corporation, and the holders of shares of a class or series are entitled to vote separately only if the sale, lease or exchange would affect such class or series in a manner different from the shares of another class or series entitled to vote. While the Shareholder approval thresholds will be the same under the BCBCA as under the CBCA, there are differences in the nature of the sale which requires such approval (i.e., a sale of all or substantially all of the "property" under the CBCA and of all or substantially all of the "undertaking" under the BCBCA).
Rights of Dissent
Under the BCBCA, Shareholders who dissent to certain actions being taken by the corporationmay exercise a right of dissent and require the corporation to purchase the shares held by such Shareholder at the fair value of such shares. The dissent right may be exercised by a holder of shares of any class of the corporation if ordered by the court or in certain other circumstances, including when the corporation proposes to:
(a)	alter its articles to alter restrictions on the powers of the corporation or the business that the corporation is permitted to carry on;
(b)	adopt an amalgamation agreement;
(c)	adopt a resolution to approve an amalgamation into a foreign jurisdiction;
(d)	adopt a resolution to approve an arrangement, the terms of which arrangement permit dissent;
(e)	sell, lease or otherwise dispose of all or substantially all of the corporation's undertaking;
(f)	continue out of the jurisdiction; or
(g)	adopt any other resolution, if dissent is authorized by the resolution.
Although the procedure under CBCA for exercising rights of dissent differs from the procedure under the BCBCA, the CBCA still provides that Shareholders who dissent to certain actions being taken by the corporation may exercise a right of dissent and require the corporation to purchase the shares held by such Shareholder at the fair value of such shares. The dissent right is applicable where the corporation proposes to:
(a)	amend its articles to add, change or remove any provision restricting or constraining the issue or transfer of shares of that class;
(b)	amend its articles to add, change or remove any restrictions on the business or businesses that the corporation may carry on;

(c)	amalgamate other than by way of vertical or horizontal short form amalgamation;
(d)	continue out of the jurisdiction;
(e)	sell, lease or exchange all or substantially all of its property, other than in the ordinary course of business;
(f)	carry out a going private transaction or squeeze out transaction; or
(g)	amend its articles to alter the rights or privileges attaching to shares of any class where such alteration triggers a class vote.
See "The Jet Meeting – Continuance – Dissent Rights" and Appendix "F" to the Information Circular.
Oppression Remedies
Under the BCBCA, a Shareholder of a corporation has the right to apply to a court on the ground that:
(a)
the affairs of the corporation are being or have been conducted, or that the powers of the directors are being or have been exercised, in a manner oppressive to one or more of the Shareholders, including the applicant; or

(b)
some act of the corporation has been done or is threatened, or that some resolution of the Shareholders or of the Shareholders holding shares of a class or series of shares has been passed or is proposed, that is unfairly prejudicial to one or more of the Shareholders, including the applicant.

On such an application, the court may make such order as it sees fit, including an order to prohibit any act proposed by the corporation.
The CBCA contains rights that are substantially broader in that they are available to a larger class of complainants. Under the CBCA, a registered holder or beneficial owner, and a former registered holder or beneficial owner of a security of the corporation or any of its affiliates, directors, former directors, officers or former officers of a corporation or any of its affiliates, the director appointed under the CBCA or any other person who, in the discretion of a court, is a proper person to seek an oppression remedy, may apply to a court for an order to rectify the matters complained of where, in respect of a corporation or any of its affiliates, (i) any act or omission of the corporation or its affiliates effects a result, (ii) the business or affairs of the corporation or its affiliates are, have been carried on or conducted in a manner, or (iii) the powers of the directors of the corporation or any of its affiliates are, have been exercised in a manner, that is oppressive or unfairly prejudicial to, or that unfairly disregards the interests of, any security holder, creditor, director or officer.

Shareholder Derivative Actions
Under the BCBCA, a Shareholder or director of a corporation may, with leave of the court, bring an action in the name and on behalf of the corporation to enforce a right, duty or obligation owed to the corporation that could be enforced by the corporation itself or to obtain damages for any breach of such a right, duty or obligation.
A broader right to bring a derivative action is contained in the CBCA, and this right extends to a registered holder or beneficial owner, and a former registered holder or beneficial owner of a security of the corporation or any of its affiliates, director, former director, officer or former officer of a corporation or any of its affiliates, the Director appointed under the CBCA or any other person who, in the discretion of a court, is a proper person to make an application to court to bring a derivative action. In addition, the CBCA permits derivative actions to be commenced  in the name and on behalf of a corporation or any of its subsidiaries. No leave may be granted under the CBCA unless the court is satisfied that:
(a)
(the complainant has given at least fourteen days' notice to the directors of the corporation or its subsidiary of the complainant's intention to apply to the court if the directors of the corporation or its subsidiary do not bring, diligently prosecute, defend or discontinue the action;

(b)	the complainant is acting in good faith; and
(c)	it appears to be in the interests of the corporation or its subsidiary that the action be brought, prosecuted, defended or discontinued.

Place of Meetings
Under the BCBCA, general meetings of Shareholders are to be held in British Columbia or may be held, at a location outside of British Columbia if:
(a)	the location is provided for in the articles;
(b)
the articles do not restrict the corporation from approving a location outside of British Columbia, the location is approved by the resolution required by the articles for that purpose (in the case of the Company, may be approved by directors' resolution), or if no resolution is specified then approved by ordinary resolution before the meeting is held; or

(c)	the location is approved in writing by the Registrar of Companies before the meeting is held.
Subject to certain exceptions, the CBCA provides that meetings of Shareholders shall be held at the place within Canada provided in the by-laws or, in the absence of such provision, at the place within Canada that the directors determine.
Directors
The BCBCA provides that the corporation, as a public company, must have a minimum of three directors and does not impose any residency requirements on the directors. The CBCA requires that the corporation, as a distributing corporation whose shares are held by more than one person, have a minimum of three directors, at least two of whom are not officers or employees of the corporation or its affiliate, but it also requires that at least one-quarter of the directors (or, if the corporation has less than four directors, at least one) be resident Canadians.
Requisition of Meetings
Both the BCBCA and the CBCA provide that one or more Shareholders of the corporation holding not less than 5% of the issued voting shares may give notice to the directors requiring them to call and hold a general meeting of the corporation.
Indemnification
Under the BCBCA, a corporation may:
(a)	indemnify an individual against all judgments, penalties or fines awarded or imposed in, or an amount paid in settlement of, a proceeding to which the individual is or may be liable; or
(b)	after the final disposition of a proceeding, pay the expenses actually and reasonably incurred by the individual in respect of a proceeding after the final disposition of any said proceeding.
The individual to be indemnified must:
(a)	be, or have been, a director or officer of the corporation;
(b)
be, or have been, a director or officer of another corporation (an "associated corporation") at a time when the associated corporation is or was an affiliate of the corporation, or at the request of the corporation; or

(c)	at the request of the corporation, be or have been, or hold or have held, a position equivalent to that of a director or officer of a partnership, trust, joint venture or other unincorporated entity, and the proceeding must be a legal proceeding or investigative action, whether current, threatened, pending or completed, in which the individual (or any of his or her heirs and personal or other legal representatives) by reason of said individual being or having been a director or officer of, or holding or having held a position equivalent to that of a director or officer of, the corporation or an associated corporation is or may be joined as a party or liable for or in respect of a judgment, penalty or fine in, or expenses related to, the proceeding.
Additionally, in such cases where the individual was wholly successful, on the merits or otherwise, in the outcome of the proceeding or was substantially successful on the merits of his or her defence of the action or proceeding against him or her, the BCBCA requires the corporation to pay the eligible party's expenses actually and reasonably incurred in respect of the proceeding.

APPENDIX "I"
ARTICLES OF CONTINUANCE AND BY-LAW NO. 1

Industry Canada / Industrie Canada

Canada Business Corporations Act (CBCA)
FORM 11
ARTICLES OF CONTINUANCE
(Section 187)

1 - Corporate name

Canada Jetlines Ltd.

2 - The province or territory in Canada where the registered office is situated *(do not indicate the full address)*

British Columbia

3 - The classes and any maximum number of shares that the corporation is authorized to issue

See attached schedule / Voir l'annexe ci-jointe

4 - Restrictions, if any, on share transfers

See attached schedule / Voir l'annexe ci-jointe

5 - Minimum and maximum number of directors *(for a fixed number of directors, please indicate the same number in both boxes)*

Minimum number: 3 | Maximum number: 9

None

7 - (1) If change of name effected, previous name

Jet Metal Corp.

(2) Details of incorporation

8 - Other provisions, if any

See attached schedule / Voir l'annexe ci-jointe

9 - Declaration

I hereby certify that I am a director or an authorized officer of the corporation continuing into the CBCA.

Print name	Signature
Mark J. Morabito	

Note: Misrepresentation constitutes an offence and, on summary conviction, a person is liable to a fine not exceeding $5,000 or to imprisonment for a term not exceeding six months or to both (subsection 250(1) of the CBCA).

IC 3247E (2016/01) Page 1 of 2

Canadä

Canada Jetlines Ltd. Articles of Continuance
Schedule 1 and Schedule 2

SCHEDULE 1
CLASSES OF SHARES
The authorized capital of the Corporation consists of the following:
A.	An unlimited number of Variable Voting Shares, which class of shares shall have attached thereto the rights, privileges, restrictions and conditions set forth below;
B.	An unlimited number of Common Voting Shares, which class of shares shall have attached thereto the rights, privileges, restrictions and conditions set forth below;
ARTICLE 1
INTERPRETATION
1.1 Definitions
For purposes of the Articles, the following terms have the following meanings:
a)	"Aggregate Votes" means the aggregate of the votes attached to all Voting Shares of the Corporation that may ordinarily be cast to elect directors of the Corporation;
b)	"Canadian" shall have the meaning set forth in Subsection 55(1) of the CTA or as specified in any regulation made thereunder, as the same may be amended, supplemented or replaced, from time to time;
c)	"CBCA" means the Canada Business Corporations Act, S.C. 1996, c.10;
d)	"CBCA Regulations" means any regulations promulgated from time to time under the CBCA;
e)	"Common Voting Share" means the common voting shares of the share capital of the Corporation;
f)	"corporation" includes a body corporate, partnership and unincorporated organization;
g)	"CTA" means the Canada Transportation Act, S.C. 1996, Ch. 10;
h)	"person" includes an individual, corporation, association, entity, government or agency thereof, trustee, executor, administrator and other legal representative;
i)	"Transfer Agent" means the transfer agent and the registrar of the Voting Shares of the Corporation;
j)	"Variable Voting Share" means the variable voting shares of the share capital of the Corporation; and
k)
"Voting Share" means the Variable Voting Shares and the Common Voting Shares of the share capital of the Corporation and includes a security currently convertible into such a share and currently exercisable options and rights to acquire such shares or such a convertible security

1.2 Control
For purposes of these Articles,
1.2.1 a body corporate is controlled by a person if:
a)
securities of the body corporate to which are attached more than fifty percent (50%) of the votes that may be cast to elect directors of the body corporate are held, otherwise than by way of security only, by or for the benefit of that person; and

b)	the votes attached to those securities are sufficient, if exercised, to elect a majority of the directors of the body corporate; and

Canada Jetlines Ltd. Articles of Continuance
Schedule 1 and Schedule 2

1.2.2 a partnership or unincorporated organization is controlled by a person if an ownership interest therein representing more than fifty percent (50%) of the assets of the partnership or organization is held, otherwise than by way of security only, by or for the benefit of that person.
1.3 Undefined Terms
All terms used herein that are not defined herein shall have the meanings ascribed thereto in the CBCA. Any provision herein shall be read so as to be consistent with the CBCA.
ARTICLE 2
VARIABLE VOTING SHARES
Subject to the rights, privileges, restrictions and conditions which attach to any other class of shares, the Variable Voting Shares shall, as a class, have the following rights, privileges, restrictions and conditions:
2.1 Voting
The holders of the Variable Voting Shares shall be entitled to receive notice of, and to attend and vote at, all meetings of the shareholders of the Corporation, except where the holders of a specified class are entitled to vote separately as a class as provided in the CBCA.
The Variable Voting Shares shall carry one vote per Variable Voting Share, unless:
2.1.1	the number of issued and outstanding Variable Voting Shares exceeds twenty-five percent (25%) of the total number of all issued and outstanding Voting Shares (or any higher percentage that the Governor in Council may specify pursuant to the CTA); or
2.1.2	the total number of votes cast by or on behalf of holders of Variable Voting Shares at any meeting exceeds twenty-five percent (25%) (or any higher percentage that the Governor in Council may specify pursuant to the CTA) of the total number of votes that may be cast at such meeting.
If either of the above-noted thresholds is surpassed at any time, the vote attached to each Variable Voting Share will decrease automatically and without further act or formality to equal the maximum permitted vote per Variable Voting Share. Under the circumstance described in subparagraph 2.1.1 above, the Variable Voting Shares as a class cannot carry more than twenty-five percent (25%) or any higher percentage that the Governor in Council may specify - pursuant to the CTA, of the Aggregate Votes attached to all issued and outstanding Voting Shares of the Corporation. Under the circumstance described in subparagraph 2.1.2 above, the Variable Voting Shares as a class cannot, for a given shareholders meeting, carry more than twenty-five percent (25%) (or any higher percentage that the Governor in Council may specify pursuant to the CTA) of the total number of votes that can be exercised at the meeting.
2.2 Dividends
Subject to the rights, privileges, restrictions and conditions attached to any other class of shares of the Corporation ranking prior to the Variable Voting Shares, the holders of Variable Voting Shares shall be entitled to receive any dividend declared by the directors of the Corporation at the times and for the amounts that the Board of Directors may, from time to time, determine. The Variable Voting Shares and the Common Voting Shares shall rank equally as to dividends on a share-for-share basis, and all dividends declared in any fiscal year of the Corporation shall be declared in equal or equivalent amounts per share on all Variable Voting Shares and Common Voting Shares then outstanding, without preference or distinction.
2.3 Subdivision or Consolidation
No subdivision or consolidation of the Variable Voting Shares shall occur unless, simultaneously, the Variable Voting Shares, the Common Voting Shares and the Non-Voting Shares are subdivided or consolidated in the

Canada Jetlines Ltd. Articles of Continuance
Schedule 1 and Schedule 2
same manner, so as to maintain and preserve the relative rights of the holders of the shares of each of the said classes.
2.4 Liquidation, Dissolution or Winding-up
Subject to the rights, privileges, restrictions and conditions attaching to any other class of shares of the Corporation ranking prior to the Variable Voting Shares, in the case of liquidation, dissolution or winding-up of the Corporation or other distribution of the Corporation's assets among its shareholders for the purpose of winding-up its affairs, the holders of Variable Voting Shares and Common Voting Shares shall be entitled to receive the remaining property of the Corporation and shall be entitled to share equally, share for share, in all distributions of such assets.
2.5 Conversion
2.5.1 Automatic
Each issued and outstanding Variable Voting Share shall be automatically converted into one Common Voting Share without any further act on the part of the Corporation or of the holder, if:
a)	such Variable Voting Share is or becomes beneficially owned and controlled, directly or indirectly, by a Canadian; or
b)	the provisions contained in the CTA relating to foreign ownership restrictions are repealed and not replaced with other similar provisions.
2.5.2 Upon an Offer
In the event that an offer is made to purchase Common Voting Shares and the offer is one which is required, pursuant to applicable securities legislation or the rules of a stock exchange on which the Common Voting Shares are then listed, to be made to all or substantially all the holders of Common Voting Shares in a province of Canada to which the requirement applies, each Variable Voting Share shall become convertible at the option of the holder into one Common Voting Share at any time while the offer is in effect until one day after the time prescribed by applicable securities legislation for the Offeror to take up and pay for such shares as are to be acquired pursuant to the offer. The conversion right may only be exercised in respect of Variable Voting Shares for the purpose of depositing the resulting Common Voting Shares pursuant to the offer, and for no other reason, including notably with respect to voting rights attached thereto, which are deemed to remain subject to section 2.1, immediately above, notwithstanding their conversion. The Transfer Agent shall deposit the resulting Common Voting Shares on behalf of the holder.
To exercise such conversion right, the holder or his attorney duly authorized in writing shall:
a)	give written notice to the Transfer Agent of the exercise of such right and of the number of Variable Voting Shares in respect of which the right is being exercised;
b)	deliver to the Transfer Agent the share certificate or certificates representing the Variable Voting Shares in respect of which the right is being exercised; and
c)	pay any applicable stamp tax or similar duty on or in respect of such conversion.
No share certificates representing the Common Voting Shares resulting from the conversion of the Variable Voting Shares shall be delivered to the holders on whose behalf such deposit is being made.
If Common Voting Shares resulting from the conversion and deposited pursuant to the offer are withdrawn by the holder or are not taken up by the Offeror; or the offer is abandoned or withdrawn by the Offeror or the offer otherwise expires without such Common Voting Shares being taken up and paid for, the Common Voting Shares resulting from the conversion will be reconverted into Variable Voting Shares and a share

Canada Jetlines Ltd. Articles of Continuance
Schedule 1 and Schedule 2
certificate representing the Variable Voting Shares will be sent to the holder by the Transfer Agent. Common Voting Shares resulting from the conversion and taken up and paid for by the Offeror shall be re-converted into Variable Voting Shares at the time the Offeror is required under the applicable securities legislation to take up and pay for such shares if the Offeror is not a Canadian.
In the event that the Offeror takes up and pays for the Common Voting Shares resulting from conversion, the Transfer Agent shall deliver to the holders thereof the consideration paid for such shares by the Offeror.
There will be no right to convert the Variable Voting Shares into Common Voting Shares in the following cases:
d)
the offer to purchase Common Voting Shares is not required under applicable securities legislation or the rules of a stock exchange on which the Common Voting Shares are then listed to be made to all or substantially all of the holders of Common Voting Shares in a province of Canada to which the requirement applies, that is, the offer is an "exempt take-over bid" within the meaning of the foregoing securities legislation; or

e)
an offer to purchase Variable Voting Shares is made concurrently with the offer to purchase Common Voting Shares and the two offers are identical in respect of price per share, percentage of outstanding shares for which the offer is made, and in all other material respects, including in respect of the conditions attaching thereto. The offer to purchase the Variable Voting Shares must be unconditional, subject to the exception that the offer for the Variable Voting Shares may contain a condition to the effect that the Offeror is not required to take up and pay for Variable Voting Shares deposited to the offer if no shares are purchased pursuant to the contemporaneous offer for the Common Voting Shares.

ARTICLE 3
COMMON VOTING SHARES
Subject to the rights, privileges, restrictions and conditions which attach to the shares of any other class, the Common Voting Shares, as a class, shall have attached thereto the following rights, privileges, restrictions and conditions.
3.1 Voting
The holders of Common Voting Shares shall be entitled to receive notice of, and to attend and vote at, all meetings of the shareholders of the Corporation, except where the holders of a specified class are entitled to vote separately as a class as provided in the CBCA. Each Voting Share shall confer the right to one vote at all meetings of shareholders of the Corporation.
3.2 Dividends and Distributions
Subject to the rights, privileges, restrictions and conditions attached to any class of shares of the Corporation ranking prior to the Common Voting Shares, holders of Common Voting Shares shall be entitled to receive the dividends declared by the directors of the Corporation at the times and for the amounts that the Board of Directors may, from time to time, determine. The Common Voting Shares and Variable Voting Shares shall rank equally as to dividends on a share for share basis and all dividends declared in any fiscal year of the Corporation shall be declared in equal or equivalent amounts per share on all Common Voting Shares and Variable Voting Shares then outstanding, without preference or distinction.

Canada Jetlines Ltd. Articles of Continuance
Schedule 1 and Schedule 2
3.3 Subdivision or Consolidation
No subdivision or consolidation of the Common Voting Shares shall occur unless, simultaneously, the Common Voting Shares and the Variable Voting Shares are subdivided or consolidated in the same manner, so as to maintain and preserve the respective rights of the holders of the shares of each of the said classes.
3.4 Liquidation, Dissolution or Winding-up
Subject to the rights, privileges, restrictions and conditions attaching to any class of shares ranking prior to the Common Voting Shares, in the case of liquidation, dissolution or winding-up of the Corporation or other distribution of the Corporation's assets among its shareholders for the purposes of winding-up its affairs, the holders of Common Voting Shares and Variable Voting Shares shall be entitled to receive the remaining property of the Corporation and shall be entitled to share equally, share for share, in all distributions of such assets.
3.5 Conversion
3.5.1 Automatic
Subject to the foreign ownership restrictions of the CTA, an issued and outstanding Common Voting Share shall be converted into one Variable Voting Share, automatically and without any further act of the Corporation or the holder, if such Common Voting Share is or becomes beneficially owned or controlled, directly or indirectly, by a person who is not a Canadian.
3.5.2 Upon an Offer
In the event that an offer is made to purchase Variable Voting Shares and the offer is one which is required, pursuant to applicable securities legislation or the rules of a stock exchange on which the Variable Voting Shares, are then listed, to be made to all or substantially all the holders of Variable Voting Shares, each Common Voting Share shall become convertible at the option of the holder into one Variable Voting Share, at any time while the offer is in effect until one day after the time prescribed by applicable securities legislation for the Offeror to take up and pay for such shares as are to be acquired pursuant to the offer. The conversion right may only be exercised in respect of Common Voting Shares for the purpose of depositing the resulting Variable Voting Shares, pursuant to the offer, and for no other reason, including notably with respect to voting rights attached thereto, which are deemed to remain subject to paragraph 3.1, immediately above, notwithstanding their conversion. The Transfer Agent shall deposit the resulting Variable Voting Shares, on behalf of the holder.
To exercise such conversion right, the holder or his attorney duly authorized in writing shall:
a)	give written notice to the Transfer Agent of the exercise of such right and of the number of Variable Voting Shares, in respect of which the right is being exercised;
b)	deliver to the Transfer Agent the share certificate or certificates representing the Variable Voting Shares, in respect of which the right is being exercised; and
c)	pay any applicable stamp tax or similar duty on or in respect of such conversion.
No share certificates representing the Variable Voting Shares, resulting from the conversion of the Common Voting Shares will be delivered to the holders on whose behalf such deposit is being made.
If Variable Voting Shares, resulting from the conversion and deposited pursuant to the offer are withdrawn by the holder or are not taken up by the Offeror; or the offer is abandoned or withdrawn by the Offeror or the offer otherwise expires without such Variable Voting Shares, being taken up and paid for, the Variable Voting Shares, resulting from the conversion will be re-converted into Common Voting Shares and a share certificate representing the Common Voting Shares will be sent to the holder by the Transfer Agent. Variable

Canada Jetlines Ltd. Articles of Continuance
Schedule 1 and Schedule 2
Voting Shares, resulting from the conversion and taken up and paid for by the Offeror shall be re-converted into Common Voting Shares at the time the Offeror is required under the applicable securities legislation to take up and pay for such shares if the Offeror is Canadian.
In the event that the Offeror takes up and pays for the Variable Voting Shares, resulting from conversion, the Transfer Agent shall deliver to the holders thereof the consideration paid for such shares by the Offeror.
There will be no right to convert the Common Voting Shares into Variable Voting Shares, in the following cases:
d)
the offer to purchase Variable Voting Shares, is not required under applicable securities legislation or the rules of a stock exchange on which the Variable Voting Shares, are then listed to be made to all or substantially all of the holders of Variable Voting Shares, that is, the offer is an "exempt take- over bid" within the meaning of the foregoing securities legislation; or

e)
an offer to purchase Common Voting Shares is made concurrently with the offer to purchase Variable Voting Shares, and the offers are identical in respect of price per share, percentage of outstanding shares for which the offer is made, and in all other material respects, including in respect of the conditions attaching thereto. The offer to purchase the Common Voting Shares must be unconditional, subject to the exception that the offer for the Common Voting Shares may contain a condition to the effect that the Offeror is not required to take up and pay for Common Voting Shares deposited to the offer if no shares are purchased pursuant to the contemporaneous offer for the Variable Voting Shares.

SCHEDULE 2
RESTRICTIONS ON SHARE TRANSFERS
 CONSTRAINTS ON OWNERSHIP OF SHARES
Variable Voting Shares
The Variable Voting Shares may only be beneficially owned or controlled, directly or indirectly, by persons who are not Canadians.
Common Voting Shares
The Common Voting Shares may only be beneficially owned and controlled, directly or indirectly, by Canadians.
CBCA Constraints
In the event that any Canadian federal or provincial legislation applicable to the Corporation should become prescribed for the purposes of subsections 174(1)(b)(c)(d) or (e) of the CBCA or any other similar provision in the CBCA or CBCA Regulations, these provisions shall be read as if they included additional constraints that assist the Corporation or any of its affiliates or associates (within the meaning of the CBCA) to qualify under such prescribed law to receive licenses, permits, grants, payments or other benefits by reason of attaining or maintaining a specified level of Canadian ownership and control and such specified level of Canadian ownership and control shall be the level, of Canadian ownership and control designated by such prescribed law of Canada or a province.
Joint Ownership
Where Voting Shares of the Corporation are beneficially owned or controlled by several persons jointly, the number of Voting Shares beneficially owned or controlled by any one such person shall include the number of Voting Shares beneficially owned or controlled jointly with such other persons. Where the Voting Shares

Canada Jetlines Ltd. Articles of Continuance
Schedule 1 and Schedule 2
are beneficially owned or controlled jointly by a person who is not Canadian and another person or persons, the Voting Shares shall be deemed to be owned or controlled by such person who is not a Canadian.
Exceptions
a)	Nothing in these provisions shall be construed to apply in respect of Voting Shares of the Corporation that:
I.	are held by one or more underwriters solely for the purpose of distributing the shares to the public; or
II.
are held by any person that is acting in relation to the shares solely in its capacity as an intermediary in the payment of funds or the delivery of securities, or both, in connection with trades in securities and that provides centralized facilities for the clearing of trades in securities.

b)
The constraints imposed herein do not apply to the extent that a person who is not a Canadian holds Voting Shares by way of security only and such holding by way of security only is evidenced in such form as may be prescribed by the by-laws or resolutions adopted by the shareholders or directors of the Corporation and filed by such holder with the Corporation.

Powers of Directors
a)
In the administration of these provisions, the directors of the Corporation shall enjoy, in addition to the powers set forth herein, all of the powers necessary or desirable, in their opinion, to carry out the intent and purpose hereof, including but not limited to all powers contemplated by the provisions relating to constrained share corporations in the CBCA and the CBCA Regulations.

b)
Neither any shareholder of the Corporation nor any other interested person shall have any claim or action against the Corporation or against any director or officer of the Corporation nor shall the Corporation have any claim or action against any director or officer of the Corporation arising out of any act (including any omission to act) performed pursuant to or in intended pursuance of these provisions or any breach or alleged breach of such provisions.

GENERAL BY-LAW
BY-LAW NO. I
A BY-LAW RELATING GENERALLY TO THE CONDUCT OF THE AFFAIRS OF
CANADA JETLINES LTD.
(hereinafter called the "Corporation")
IT IS HEREBY ENACTED as a by-law of the Corporation as follows:
ARTICLE 1
INTERPRETATION
1.1	Definitions
In the by-laws of the Corporation, unless the context otherwise specifies or requires:
a)	"Act" means the Canada Business Corporations Act;
b)	"appoint" includes "elect" and vice versa;
c)	"articles" means the articles of incorporation of the Corporation, as from time to time amended or restated;
d)	"board" means the board of directors of the Corporation;
e)	"business day" means a day which is not a non-business day;
f)	"by-laws" means this by-law and all other by-laws of the Corporation from time to time in force and effect;
g)	"Canadian" has the meaning given such term in the Canada Transportation Act;
h)	"electronic means" means in an electronic form, accessible so as to be useable for subsequent reference, and capable of being retained;
i)	"meeting of shareholders" includes an annual and a special meeting of shareholders;
j)	"non-business day" means Saturday, Sunday and any other day that is a holiday as from time to time defined in The Interpretation Act of British Columbia;
k)	"Regulations" means the regulations under the Act as published or from time to time;
l)	"signing officer" means, in relation to any instrument, any person authorized to sign the same on behalf of the Corporation by Section 3 of this by-law or by a resolution passed pursuant thereto; and
m)
"special meeting of shareholders" means a meeting of any particular class or classes of shareholders and a meeting of all shareholders entitled to vote at any annual meeting of shareholders at which special business is to be transacted.

Save as aforesaid, all terms which are contained in the by-laws of the Corporation and which are defined in the Act or the Regulations shall, unless the context otherwise specifies or requires, have the meanings given to such terms in the Act or the Regulations. Words importing the singular number include the plural and vice versa; the masculine shall include the feminine; and the word "person" shall include an individual, partnership, association, body corporate, body politic, trustee, executor, administrator and legal representative.

1.2	Amendments to Legislation and Regulations
Any reference to legislation or regulations of a government herein includes such legislation or regulation as from time to time amended and every enactment that may be substituted therefore and, in the case of such substitution, any references in the by-laws of the Corporation to provisions of an act or regulation shall be read as references to the substituted provisions therefore in the new act or regulation.
1.3	Headings and Sections
Headings used in the by-laws are inserted for reference purposes only and are not to be considered or taken into account in construing the terms or provisions thereof or to be deemed in any way to clarify, modify or explain the effect of any such terms or provisions. "Section" followed by a number means a reference to a specified section of this by-law.
1.4	Conflict with Act or Articles
This by-law is subject to and read in conjunction with the Act and the articles. If there is any conflict or inconsistency between any provision of the Act or articles and this by-law, the provisions of the Act or the articles, as the case may be, shall govern.
ARTICLE 2
BANKING AND SECURITIES
2.1 Banking Arrangements
The banking business of the Corporation including, without limitation, the borrowing of money and the giving of security therefore, shall be transacted with such banks, trust companies or other bodies corporate or organizations or any other persons as may from time to time be designated by or under the authority of the board. Such banking business or any part thereof shall be transacted under such agreements, instructions and delegations of power as the board may from time to time prescribe or authorize.
2.2 Voting Rights in Other Bodies Corporate
The signing officers of the Corporation may execute and deliver instruments of proxy and arrange for the issuance of voting certificates or other evidence of the right to exercise the voting rights attaching to any securities held by the Corporation. Such instruments, certificates or other evidence shall be in favour of such person or persons as may be determined by the officers executing such proxies or arranging for the issuance of such voting certificates or evidence of the right to exercise such voting rights. In addition, the board, or failing the board, the signing officers of the Corporation, may direct the manner in which and the person or persons by whom any particular voting rights or class of voting rights may or shall be exercised.

ARTICLE 3
EXECUTION OF INSTRUMENTS
3.1 Authorized Signing Officers
Unless otherwise authorized by the board, deeds, transfers, assignments, contracts, obligations, certificates and other instruments may be signed on behalf of the Corporation by any one of the chief executive officer, president, chairman of the board, any vice-president, any director or any other officer created by by-law or by the board. In addition, the board may from time to time direct the manner in which and the person or persons by whom any particular instrument or class of instruments may or shall be signed. Any signing officer may affix the corporate seal, if any, to any instrument requiring the same, but no instrument is invalid merely because the corporate seal is not affixed thereto.
3.2 Cheques, Drafts and Notes
All cheques, drafts or orders for the payment of money and all notes and acceptances and bills of exchange shall be signed by such officer or person or persons, whether or not officers of the Corporation and in such manner as the board may from time to time designate by resolution.
ARTICLE 4
DIRECTORS
4.1 Number
The board shall consist of such number of directors as is fixed by the articles, or where the articles specify a variable number, shall consist of such number of directors as is not less than the minimum nor more than the maximum number of directors provided in the articles and as shall be fixed from time to time by resolution of the shareholders.
4.2 Canadian Status
A majority of directors of the Corporation shall be resident Canadians.
4.3 Election and Term
Subject to the articles or a unanimous shareholder agreement, the election of directors shall take place at each annual meeting of shareholders and all of the directors then in office shall retire but, if qualified, shall be eligible for re-election. The number of directors to be elected at any such meeting, subject to the articles, shall be the number of directors then in office, or the number of directors whose terms of office expire at the meeting, as the case may be. Where the shareholders adopt an amendment to the articles to increase the number or minimum number of directors, the shareholders may, at the meeting at which they adopt the amendment, elect the additional number of directors authorized by the amendment. If an election of directors is not held at the proper time, the incumbent directors shall continue in office until their successors are elected.
4.4 Removal of Directors
Subject to the Act and the articles, the shareholders may by ordinary resolution passed at a special meeting remove any director from office and the vacancy created by such removal may be filled at the same meeting, failing which it may be filled by the board.

4.5 Consent
A person who is elected or appointed a director is not a director unless:
a)	he was present at the meeting when he was elected or appointed and did not refuse to act as a director, or
b)	if he was not present at the meeting when he was elected or appointed:
I.	he consented in writing to act as a director before his election or appointment or within ten (10) days after it, or
II.	he has acted as a director pursuant to the election or appointment.
4.6 Vacation of Office
A director of the Corporation ceases to hold office when:
a)	he dies or resigns;
b)	he is removed in accordance with section 109 of the Act; or
c)	he becomes disqualified under subsection 105(1) of the Act.
4.7 Committee of Directors
The directors may appoint from among their number a committee of directors, however designated, of which at least one-half of the members must be resident Canadians, and subject to section 115 of the Act, may delegate to such committee any of the powers of the directors. A committee may be comprised of one director.
4.8 Transaction of Business of Committee
Subject to the provisions of this by-law with respect to participation in a meeting, the powers of a committee of directors may be exercised by a meeting at which a quorum is present or by resolution in writing signed by all of the members of such committee who would have been entitled to vote on that resolution at a meeting of the committee. Meetings of such committee may be held at any place in or outside British Columbia and may be called by any one member of the committee giving notice in accordance with the by-laws governing the calling of meetings of the board.
4.9 Procedure
Unless otherwise determined herein or by the board, each committee shall have the power to fix its quorum at not less than a majority of its members, to elect its chairman and to regulate its procedure.
4.10 Remuneration and Expenses
The directors shall be paid such remuneration for their services as the board may from time to time determine. The directors shall also be entitled to be reimbursed for travelling and other expenses properly incurred by them in attending meetings of the board or any committee thereof. Nothing herein contained shall preclude any director from serving the Corporation in any other capacity and receiving remuneration therefor.

4.11 Vacancies
Subject to the Act, a quorum of the board may fill a vacancy among the directors. If there is not a quorum of directors, or if there has been a failure to elect the minimum number of directors required by the articles, the directors then in office shall forthwith call a special meeting of shareholders to fill the vacancy and, if they fail to call a meeting or if there are no directors then in office, the meeting may be called by any shareholder.
4.12 Action by the Board
The board shall manage or supervise the management of the business and affairs of the Corporation. Notwithstanding a vacancy among the directors, a quorum of directors may exercise all the powers of the directors. If the Corporation has only one director, that director may constitute a meeting.
ARTICLE 5
MEETING OF DIRECTORS
5.1 Place of Meeting
Meetings of the board may be held at any place within or outside British Columbia.
5.2 Notice of Meeting
Unless the board has made regulations otherwise, meetings of the board may be summoned on twenty-four (24) hours' notice, given verbally or in writing, and whether by means of telephone or telegraph, electronic means, or any other means of communication. A notice of a meeting of directors need not specify the purpose of or the business to be transacted at the meeting except where the Act requires such purpose or business to be specified, including any proposal to:
a)	submit to the shareholders any question or matter requiring approval of the shareholders;
b)	fill a vacancy among the directors or in the office of auditor;
c)	appoint additional directors;
d)	issue securities, except in the manner and on the terms authorized by the board;
e)	declare dividends;
f)	purchase, redeem or otherwise acquire shares issued by the Corporation, except in the manner and on the terms authorized by the board;
g)	pay a commission for the sale of shares;
h)	approve a management proxy circular;
i)	approve any financial statements to be placed before the shareholders at an annual meeting; or
j)	adopt, amend or repeal by-laws.
Provided, however, that a director may in any manner, and either before or after the meeting, waive notice of a meeting and attendance of a director at a meeting of the board shall constitute a waiver of notice of the meeting except where a director attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

For the first meeting of the board to be held immediately following an election of directors no notice of such meeting shall be necessary, and for a meeting of the board at which a director is to be appointed to fill a vacancy in the board, no notice of such meeting shall be necessary to the newly elected or appointed director or directors in order to legally constitute the meeting, provided, in each case, that a quorum of the directors is present.
5.3 Adjourned Meeting
Notice of an adjourned meeting of the board is not required if the time and place of the adjourned meeting is announced at the original meeting.
5.4 Calling of the Meetings
Meetings of the board shall be held from time to time at such time and at such place as the board, the chairman of the board, the lead director, the chief executive officer or any two directors may determine. Should more than one of the above-named call a meeting at or for substantially the same time, there shall be only one meeting held and such meeting shall occur at the time and place determined by, in order of priority, the board, any two directors, the chairman, or the chief executive officer.
5.5 Regular Meetings
The board may, from time to time, appoint a day or days in any month or months for regular meetings of the board at a place and hour to be named. A copy of any resolution of the board fixing the place and time of such regular meetings shall be sent to each director forthwith after being passed, and forthwith to each director subsequently elected or appointed, but no other notice shall be required for any such regular meeting except where the Act or this by-law requires the purpose thereof or the business to be transacted thereat to be specified.
5.6 Chairman
The chairman of any meeting of the board shall be the first mentioned of such of the following officers as have been appointed and who is a director and is present at the meeting: chairman of the board, lead director or chief executive officer. If no such person is present, the directors present shall choose one of their numbers to be chairman.
5.7 Quorum
Subject to Section 5.8, the quorum for the transaction of business at any meeting of the board shall consist of a majority of the directors holding office or such greater number of directors as the board may from time to time determine.
5.8 One-Half Canadian Representation at Meetings
Other than to fill a vacancy on the Board, directors shall not transact business at a meeting of directors unless a majority of the directors present are resident Canadians. Notwithstanding the foregoing, directors may transact business at a meeting of directors when less than a majority of the directors present are resident Canadians if:
a)	a resident Canadian director who is unable to be present approves in writing or by electronic means, telephone or other communications facilities the business transacted at the meeting; and
b)
the number of resident Canadian directors present at the meeting, together with any resident Canadian director who gives his approval under clause a), totals at least a majority of the directors present at the meeting.

5.9 Voting
Questions arising at any meeting of the board shall be decided by a majority of votes, and in the event of any equality of votes, the chairman of the meeting shall not have a second or casting vote.
5.10 Participation in Meeting
A director may participate in a meeting of the board or a committee of the board by electronic means, telephone, or other communication facilities as permit all persons participating in the meeting to hear or otherwise communicate with each other, and a director participating in such meeting by such means is deemed to be present at the meeting.
5.11 Resolution in Lieu of Meeting
Notwithstanding any of the foregoing provisions of this by-law, a resolution in writing signed by all the directors entitled to vote on that resolution at a meeting of the board or a committee of directors is as valid as if it had been passed at a meeting of the board or committee of directors, as the case may be. A copy of every such resolution shall be kept with the minutes of the proceedings of the directors or committee of directors. Any such resolution in writing is effective for all purposes at such time as the resolution states regardless of when the resolution is signed and may be signed in counterpart.
5.12 Amendments to the Act
It is hereby affirmed that the intention of Sections 5.8, as it relates to Canadian representation, is to comply with the minimum requirements of the Act, the Canada Transportation Act, and the Canada Transportation Agency and in the event that such minimum requirements shall be amended, deleted or replaced such that no, or lesser, requirements with respect to Canadian representation are then in force, such sections shall be deemed to be correspondingly amended, deleted or replaced without any further act of the directors or shareholders of the Corporation.
ARTICLE 6
PROTECTION OF DIRECTORS AND OFFICERS
6.1 Conflict of Interest
A director or officer shall not be disqualified from his office, or be required to vacate his office, by reason only that he is a party to, or is a director or officer or has a material interest in any person who is a party to, a material contract or material transaction or proposed material contract or proposed material transaction with the Corporation- or a subsidiary thereof. Such a director or officer shall, however, disclose the nature and extent of his interest in the contract or transaction or proposed contract or transaction at the time and in the manner provided by the Act. Subject to the provisions of the Act, a director or officer shall not by reason only of his office be accountable to the Corporation or to its shareholders for any profit or gain realized from such a contract or transaction, and such contract or transaction shall not be void or voidable by reason only of the director's interest therein, provided that the required declaration and disclosure of interest is properly made, the contract or transaction is approved by the directors or shareholders, if necessary, and it was fair and reasonable to the Corporation at the time it was approved and, if required by the Act, the director refrains from voting as a director on the contract or transaction.
Even if the above conditions are not met, a director or officer acting honestly and in good faith shall not be accountable to the Corporation or to its shareholders for any profit realized from a material contract or material transaction for which disclosure is required by the Act, and such contract or transaction shall not be void or voidable by reason only of the director or officer's interest therein, provided that the material contract or material transaction was approved or confirmed by special resolution at a meeting of the shareholders, disclosure of the interest was made to the shareholders in a manner sufficient to indicate its nature before such contract or transaction was approved or confirmed, and such contract or transaction was reasonable and fair to the Corporation at the time it was approved or confirmed.
6.2 Limitation of Liability
No director or officer, for the time being of the Corporation, shall be liable for the acts, receipts, neglects or defaults of any other director or officer or employee or for joining in any act for conformity, or for any loss, damage or expense happening to the Corporation through the insufficiency or deficiency of title to any property acquired by the Corporation or for or on behalf of the Corporation or for the insufficiency or deficiency of any security in or upon which any of the moneys of or belonging to the Corporation shall be placed out or invested or for any loss, conversion, misapplication or misappropriation of or any damage resulting from any dealings with any monies, securities or other assets belonging to the Corporation or for any loss or damage arising from the bankruptcy, insolvency or tortious acts of any person, corporation or other entity with whom any of the monies, securities or effects of the Corporation shall be deposited, or for any other loss, conversion, misapplication, misappropriation of or any damage resulting from dealings with any money, securities or other assets of or belonging to the Corporation or for any damage or misfortune whatever which may happen in the execution of the duties of his respective office or trust or in relation thereto; provided that nothing herein shall relieve any director or officer from the duty to act in accordance with the express requirements of the Act and the Regulations thereunder or from liability for any breach thereof. The directors, for the time being of the Corporation, shall not be under any duty or responsibility in respect of any contract, act or transaction whether or not made, done or entered into in the name or on behalf of the Corporation, except such as shall have been submitted to and authorized or approved by the board.
No act or proceeding of any director or officer or the board shall be deemed invalid or ineffective by reason of the subsequent ascertainment of any irregularity in regard to such act or proceeding or the election, appointment or qualification of such director or officer or board.
6.3 Indemnity
To the maximum extent permitted by the Act, the Corporation shall indemnify a director or officer of the Corporation, a former director or officer of the Corporation or a person who acts or acted at the Corporation's request as a director or officer of a body corporate of which the Corporation is or was a shareholder or creditor, and his heirs and legal representatives, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him in respect of any civil, criminal or administrative action or proceeding to which he is made a party by reason of being or having been a director or officer of the Corporation or such body corporate.
Nothing herein contained shall limit the right of any person entitled to indemnity to claim indemnity apart from the provisions of this Section.
6.4 Insurance
The Corporation may purchase and maintain insurance for the benefit of any person referred to in Section 6.0 against any liability incurred by him:
a)
in his capacity as a director or officer of the Corporation, except where the liability relates to his failure to act honestly and in good faith with a view to the best interests of the Corporation; or

b)
in his capacity as a director or officer of the another body corporate where he acts or acted in that capacity at the Corporation's request, except where the liability relates to his failure to act honestly and in good faith with a view to the best interests of the body corporate.

6.5 Advance of Funds
The Corporation may advance funds to a director or officer in order to defray the costs, charges and expenses of proceedings for which the Act permits indemnification, provided that if the director or officer does not meet the conditions required for indemnity under the Act; namely (a) was substantially successful on the merits in the defence of the action or proceeding; (b) acted honestly and in good faith, with a view to the best interests of the Corporation, and in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the director or officer had reasonable grounds for believing that the director's or officer's conduct was lawful; and (c) is fairly and reasonably entitled to indemnity; he or she shall repay the funds advanced.
ARTICLE 7
OFFICERS
7.1 Election or Appointment
The board may, from time to time, appoint a chairman of the board, a chief executive officer, a president, one or more vice-presidents, a secretary, a treasurer and such other officers as the board may determine, including one or more assistants to any of the officers so appointed. The board may specify the duties of and, in accordance with this by-law and subject to the provisions of the Act, delegate to such officers powers to manage the business and affairs of the Corporation. Except for the chairman of the board who must be a director, an officer may, but need not be, a director and one person may hold more than one office.
7.2 Chairman of the Board
The chairman of the board shall, when present, preside at all meetings of the board and at all meetings of shareholders. The board may assign to the chairman of the board any of the powers and duties that, by any provision of this by-law, are assigned to the chief executive officer; and he shall, subject to the provisions of the Act, have such other powers and duties as the board may specify. During the absence or disability of the chairman of the board, his duties shall be performed and his powers exercised by the president, if a director.
7.3 Chief Executive Officer
The chief executive officer shall, subject to the authority of the board have general supervision of the business and affairs of the Corporation. The chief executive officer shall also have such other powers and duties as the board may specify of that office; provided, however, that unless he is a director he shall not preside as chairman at any meeting of the board.
7.4 President
During the absence or disability of the chief executive officer, his duties shall be performed and his powers exercised by the president or by a vice-president designated from time to time by the board or the chief executive officer; provided, however, that a vice-president who is not a director shall not preside as chairman at any meeting of the board. The president or a vice-president shall have such other powers and duties as the board or the president may specify.
7.5 Secretary
The secretary shall attend and be the secretary of all meetings of the board, shareholders and committees of directors and shall enter or cause to be entered in records kept for that purpose minutes of all proceedings thereat; he shall give or cause to be given, as and when instructed, all notices to shareholders, directors, officers, auditors and members of committees of the board; he shall be the custodian of the stamp or mechanical device generally used for affixing the corporate seal of the Corporation, if any, and of all books, papers, records, documents and instruments belonging to the Corporation, except when some other officer or agent has been appointed for that purpose; and he shall have such other powers and duties as the board or the chief executive officer may specify.
7.6 Treasurer
The treasurer shall keep proper accounting records in compliance with the Act and shall be responsible for the deposit of money, the safekeeping of securities and the disbursement of the funds of the Corporation; he shall render to the board whenever required an account of all his transactions and he shall have such other powers and duties as the board or the chief executive officer may specify.
7.7 Powers and Duties of Other Officers
The powers and duties of all other officers shall be such as the terms of their engagement call for or as the board or the chief executive officer may specify. Any of the powers and duties of an officer to whom an assistant has been appointed may be exercised and performed by such assistant, unless the board or the chief executive officer otherwise directs.
7.8 Variation of Powers and Duties
The board may from time to time and subject to the provisions of the Act, vary, add to or limit the powers and duties of any officer.
7.9 Vacancies
If the office of any officer of the Corporation shall be or become vacant by reason of death, resignation, and disqualification or otherwise, the board, by resolution, may appoint a person to fill such vacancy.
7.10 Remuneration and Removal
The remuneration of all officers appointed by the board shall be determined from time to time by resolution of the board. The fact that any officer or employee is a director or shareholder of the Corporation shall not disqualify him from receiving such remuneration as may be determined. All officers shall be subject to removal by resolution of the board at any time, with or without cause, notwithstanding any agreement to the contrary, provided however that this right of removal shall not limit in any way such officer's right to damages by virtue of such agreement or any other rights resulting from such removal in law or equity.
7.11 Agents and Attorneys
The Corporation, by or under the authority of the board, shall have power from time to time to appoint agents or attorneys for the Corporation in or outside Canada with such powers (including the power to sub-delegate) of management, administration or otherwise as may be thought fit.
7.12 Conflict of Interest
An officer shall disclose his interest in any material contract or material transaction or proposed material contract or proposed material transaction with the Corporation in accordance with Section 6.1.

7.13 Fidelity Bonds
The board may require such officers, employees and agent of the Corporation, as the board deems advisable, to furnish bonds for the faithful discharge of their powers and duties, in such forms and with such surety as the board may from time to time determine.
ARTICLE 8
SHAREHOLDERS' MEETINGS
8.1 Annual Meetings
Subject to the Act, the annual meeting of shareholders shall be held at such time and on such day in each year and at such place or places as the board may from time to time determine, for the purpose of considering the financial statements and reports required by the Act to be placed before the annual meeting, electing directors, appointing auditors if required by the Act or the articles, and for the transaction of such other business as may properly be brought before the meeting.
8.2 Special Meetings
The board shall have the power to call a special meeting of shareholders at any time.
8.3 Place of Meetings
Meetings of shareholders shall be held as provided for in the articles, or failing any reference in the articles, at such place in Canada as the board may determine.
Subject to the Act and Regulations, if the directors or the shareholders of the Corporation call a meeting of shareholders, the directors or the shareholders, as the case may be, may determine that the meeting shall be held entirely by electronic means, telephone or other communication facility that permits all participants to communicate adequately with each other during the meeting. Any meeting of shareholders will be subject to procedures, if any, established by the directors.
8.4 Record Date for Notice
The board may fix in advance a date, preceding the date of any meeting of shareholders by not more than sixty (60) days and not less than twenty-one (21) days, as a record date for the determination of shareholders entitled to notice of or to vote at the meeting. If no record date is fixed, the record date for the determination of the shareholders entitled to receive notice of or to vote at the meeting shall be the close of business on the date immediately preceding the day on which the notice is given or, if no notice is given, the day on which the meeting is held.
8.5 Notice of Meeting
Notice of the time and place of each meeting of shareholders shall:
a)	if the Corporation is not a distributing corporation, be sent not less than ten (10) days before the meeting; or
b)	if the Corporation is a distributing corporation, be sent not less than twenty-one (21) days and not more than sixty (60) days before the meeting, to each shareholder entitled to vote at the meeting, each director and the auditor of the Corporation.
Such notice may be sent by electronic means, or by mail addressed to, or may be delivered personally to, the shareholder, at his latest address as shown in the records of the Corporation or its transfer agent, to each director, at his latest address as shown in the records of the Corporation or in the last notice filed pursuant to section 106 or 113 of the Act, and to the auditor, at his most recent address as shown in the records of the Corporation. A notice of meeting of shareholders sent by mail to a shareholder, director or auditor in accordance with the above is deemed to be served on the day on which it was deposited in the mail. A notice of a meeting is not required to be sent to shareholders who are not registered on the records of the Corporation or its transfer agent on the record date as determined according to Section 8 hereof. Notice of a meeting of shareholders at which special business is to be transacted shall state the nature of such business in sufficient detail to permit the shareholder to form a reasoned judgment thereon and shall state the text of any special resolution to be submitted to the meeting. A special meeting and an annual meeting may be convened by one and the same notice and it shall not be an objection to the notice that it only convenes the second meeting contingently on any resolution being passed by the requisite majority at the first meeting.
8.6 Right to Vote
Subject to the provisions of the Act as to authorized representatives of any other body corporate, at any meeting of shareholders in respect of which the Corporation has prepared the list referred to in 8.5 hereof, every person who is named in such list shall be entitled to vote the shares shown thereon opposite his name except to the extent that such person has transferred any of his shares after the record date set pursuant to Section 8.5 hereof, or, if no record date is fixed, after the date on which the list referred to in Section 8.5 is prepared, and the transferee, upon producing properly endorsed certificates evidencing such shares or otherwise establishing that he owns such shares, demands not later than ten (10) days before the meeting that his name be included to vote the transferred shares at the meeting. In the absence of a list prepared as aforesaid in respect of a meeting of shareholders, every person shall be entitled to vote at the meeting who at the close of business on the record date, or if no record date is set, at the close of business on the date preceding the date notice is sent, is entered in the securities register as the holder of one or more shares carrying the right to vote at such meeting.
8.7 List of Shareholders Entitled to Notice
The Corporation shall prepare a list of shareholders entitled to receive notice of a meeting, arranged in alphabetical order, and showing the number of shares held by each shareholder in accordance with section 138 of the Act. If a record date for the meeting is fixed pursuant to Section 8.1 hereof by the board, the shareholders listed shall be those registered at the close of business on the record date. If no record date is fixed by the board, the shareholders listed shall be those listed at the close of business on the last business day immediately preceding the day on which notice of a meeting is given, or where no such notice is given, the day on which the meeting is held. The list shall be available for examination by any shareholder during usual business hours at the registered office of the Corporation or at the place where its central securities register is maintained and at the place where the meeting is held.
8.8 Meetings Without Notice
A meeting of shareholders may be held without notice at any time and place permitted by the Act:
if all the shareholders entitled to vote thereat are present in person or represented by proxy or if those not present or represented by proxy waive notice of or otherwise consent to such meeting being held; and
if the auditors and the directors are present or waive notice of or otherwise consent to such meeting being held.
At such meetings any business may be transacted which the Corporation at a meeting of shareholders may transact. If the meeting is held at a place outside Canada, shareholders not present or represented by proxy, but who have waived notice of or otherwise consented to such meeting, shall also be deemed to have consented to a meeting being held at such place.

8.9 Waiver of Notice
A shareholder and any other person entitled to attend a meeting of shareholders may in any manner waive notice of a meeting of shareholders and attendance of any such person at a meeting of shareholders shall constitute a waiver of notice of the meeting except where such person attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.
8.10 Chairman, Secretary and Scrutineers
The chairman of the board or, in his absence, the chief executive officer, if such an officer has been elected or appointed and is present, or otherwise the president or a vice-president (in order of seniority of service with the Corporation), shall be chairman of any meeting of shareholders. If no such officer is present within fifteen (15) minutes from the time fixed for holding the meeting, or declines to be chairman of the meeting, the persons present and entitled to vote shall choose one of their numbers to be chairman. If the secretary of the Corporation is absent, the chairman shall appoint some person, who need not be a shareholder, to act as secretary of the meeting. If desired, one or more scrutineers, who need not be shareholders, may be appointed by a resolution or by the chairman with the consent of the meeting.
8.11 Persons Entitled to be Present
The only persons entitled to be present at a meeting of shareholders shall be those entitled to vote thereat, the directors and auditors of the Corporation and others who, although not entitled to vote, are entitled or required under any provision of the Act or the articles or by-laws to be present at the meeting. Any other person may be admitted only on the invitation of the chairman of the meeting or with the consent of the meeting.
8.12 Quorum
A quorum at any meeting of shareholders (unless a greater number of persons are required to be present or a greater number of shares are required to be represented by the Act or by the articles or by any other by-law) shall be two (2) persons, present in person or represented by proxy, in number, one of whom shall be, or be representing, a Canadian, and holding or representing not less than five (5%) per cent of the shares entitled to be voted at the meeting. If a quorum is present at the opening of any meeting of shareholders, the shareholders present or represented may precede with the business of the meeting notwithstanding that a quorum is not present throughout the meeting; provided that at least one Canadian shall be present in person or represented by proxy. If a quorum is not present at the opening of the meeting of shareholders, the shareholders present or represented may adjourn the meeting to a fixed time and place but may not transact any other business.
8.13 Participation in Meeting
A shareholder or any other person entitled to attend a meeting may participate in a meeting of shareholders by electronic means, telephone or other communication facilities as permit all persons participating in the meeting to hear or otherwise communicate with each other if the Corporation makes such communication's facility available, and a person participating in such a meeting by such means is deemed to be present at the meeting. Any such meeting will be subject to the provisions of the Act, Regulations and procedures, if any, established by the directors.
8.14 Proxyholders and Representatives
Votes at meetings of the shareholders may be given either personally or by proxy; or, in the case of a shareholder, who is a body corporate or association, by an individual authorized by a resolution of the board or governing body of the body corporate or association to represent it at a meeting of shareholders of the Corporation, upon producing a certified copy of such resolution or otherwise establishing his authority to vote to the satisfaction of the secretary or the chairman.
A proxy shall be executed by the shareholder or his attorney authorized in writing or, if the shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized, and is valid only at the meeting- in respect of which it is given or any adjournment of that meeting. A person appointed by proxy need not be a shareholder.
8.15 Time for Deposit of Proxies
The board may specify in a notice calling a meeting of shareholders a time, preceding the time of such meeting by not more than forty-eight (48) hours exclusive of Saturdays, Sundays and holidays, before which time proxies to be used at such meeting must be deposited. A proxy shall be acted upon only if prior to the time so specified, it shall have been deposited with the Corporation or an agent thereof specified in such notice or, if no such time having been specified in such notice, it has been received by the secretary of the Corporation or by the chairman of the meeting or any adjournment thereof prior to the time of voting.
8.16 Joint Shareholders
If two or more persons hold shares jointly, any one of them present in person or duly represented by proxy at a meeting of shareholders may, in the absence of the other or others, vote the shares; but if two or more of those persons are present in person or represented by proxy and vote, they shall vote as one the shares jointly held by them.
8.17 Votes to Govern
Except as otherwise required by the Act, all questions proposed for the consideration of shareholders at a meeting of shareholders shall be determined by a majority of the votes cast and in the event of an equality of votes at any meeting of shareholders, the chairman shall not have a second or casting vote.

8.18 Conduct of Vote
Subject to the Act, voting at a meeting of shareholders shall be by a show of hands, unless a ballot is required or demanded as hereinafter provided, and may be held, subject to the Act, entirely by electronic means, telephone or other communication facility, if the corporation makes such a communication facility available. Every person who is present or otherwise participating in the meeting pursuant to Section 8 hereof and entitled to vote shall have one vote. Whenever a vote shall have been taken upon a question, unless a ballot thereon is so required or demanded, a declaration by the chairman of the meeting that the vote upon the question has been carried or carried by a particular majority or defeated and an entry to that effect in the minutes of the meeting shall be prima facie evidence of the fact without proof of the number of the votes recorded in favour of or against any resolution or other proceeding in respect of the said question, and the result of the vote so taken shall be the decision of shareholders upon the said question.
8.19 Ballots
On any question proposed for consideration at a meeting of shareholders, a shareholder, proxyholder or other person entitled to vote may demand and the chairman may require that a ballot be taken either before or upon the declaration of the result of any vote.
If a ballot is demanded on the election of a chairman or on the question of an adjournment it shall be taken forthwith without an adjournment. A ballot demanded or required on any other question shall be taken in such manner as the chairman shall direct. A demand or requirement for a ballot may be withdrawn at any time prior to the taking of the ballot. If a ballot is taken each person present shall be entitled, in respect of the shares that he is entitled to vote at the meeting upon the question, to the number of votes as provided for by the articles or, in the absence of such provision in the articles, to one vote for each share he is entitled to vote. The result of the ballot so taken shall be the decision of the shareholders upon the question. The demand or requirement for a ballot shall not prevent the continuance of a meeting for the transaction of any business other than the question on which the ballot has been demanded or required.
8.20 Adjournment
The chairman at a meeting of shareholders may, with the consent of the meeting and subject to such conditions as the meeting may decide, adjourn the meeting from time to time and from place to place. If a meeting of shareholders is adjourned for less than thirty (30) days, it shall not be necessary to give notice of the adjourned meeting, other than by announcement at the time of the adjournment. Subject to the Act, if a meeting of shareholders is adjourned by one or more adjournments for an aggregate of thirty (30) days or more, notice of the adjourned meeting shall be given in the same manner as notice for an original meeting but, unless the meeting is adjourned by one or more adjournments for an aggregate of more than ninety (90) day, subsection 149(1) of the Act does not apply.
8.21 Resolution in Lieu of a Meeting
A resolution in writing signed by all the shareholders entitled to vote on that resolution at a meeting of shareholders is as valid as if it had been passed at a meeting of the shareholders; and a resolution in writing dealing with all matters required to be dealt with at a meeting of shareholders and signed by all the shareholders entitled to vote at such meeting, satisfies all the requirements of the Act relating to meetings of shareholders. A copy of every such resolution in writing shall be kept with minutes of the meetings of shareholders. Any such resolution in writing is effective for all purposes at such time as the resolution states regardless of when the resolution is signed and may be signed in counterpart.
8.22 Only One Shareholder
Where the Corporation has only one shareholder or only one holder of any class or series of shares, the shareholder present in person or duly represented constitutes a meeting.
ARTICLE 9
SHARES
9.1 Non-Recognition of Trusts
Subject to the Act, the Corporation may treat the registered holder of any share as the person exclusively entitled to vote, to receive notices, to receive any dividend or other payment in respect of the share, and otherwise to exercise all the rights and powers of an owner of the share.
9.2 Certificates
The shareholder is entitled at his option to a share certificate that complies with the Act or a non-transferable written acknowledgement of his right to obtain a share certificate from the Corporation in respect of the securities of the Corporation held by him. Share certificates and acknowledgements of a shareholder's right to a share certificate, respectively, shall be in such form as described by the Act and as the board shall from time to time approve. A share certificate shall be signed manually by at least one director or officer of the Corporation or by or on behalf of a registrar, transfer agent or branch transfer agent of the Corporation, or by a trustee who certifies it in accordance with a trust indenture, and any additional signatures required on the share certificate may be printed or otherwise mechanically reproduced on it.
9.3 Replacement of Share Certificates
The board or any officer or agent designated by the board may in its or his discretion direct the issuance of a new share certificate or other such certificate in lieu of and upon cancellation of a certificate that has been mutilated or in substitution for a certificate claimed to have been lost, destroyed or wrongfully taken on payment of such reasonable fee and on such terms as to indemnity, reimbursement of expenses and evidence of loss and of title as the board may from time to time prescribe, whether generally or in any particular case.
9.4 Joint Holders
The Corporation is not required to issue more than one share certificate in respect of a share held jointly by several persons, and delivery of a certificate to one of several joint holders is sufficient delivery to all. Any one of such holders may give effectual receipts for the certificate issued in respect thereof or for any dividend, bonus, return of capital or other money payable or warrant issuable in respect of such certificate.
Where shares are owned or controlled jointly by one or more persons who are non- Canadian, the shares shall be deemed to be owned or controlled, as the case may be, by non-Canadians.
ARTICLE 10
TRANSFER OF SECURITIES
10.1 Registration of Transfer
If a share in registered form is presented for registration of transfer, the Corporation shall register the transfer if:
a)	the share is endorsed by an appropriate person, as defined in section 65 of the Act;
b)	reasonable assurance is given that the endorsement is genuine and effective;
c)	the Corporation has no duty to enquire into adverse claims or has discharged any such duty;
d)	any applicable law has been complied with;
e)	the transfer is rightful or is to a bona fide purchaser;
f)	the transfer fee, if any, has been paid; and
g)	the parties to the transfer have complied with all by-laws, regulations and policies of the Corporation.
10.2 Transfer Agents and Registrar
The board may from time to time by resolution appoint or remove one or more trust companies registered under the Trust Companies Act as its agent or agents to maintain a central securities register or registers, and an agent or agents to maintain a branch securities register or registers. Agents so appointed may be designated as transfer agent or registrar according to their functions, and a person may be appointed and designated with functions as both registrar and transfer or branch transfer agent. Registration of the issuance or transfer of a security in the central securities register or in a branch securities register is complete and valid registration for all purposes.

10.3 Securities Registers
A central securities register of the Corporation shall be kept at its registered office or at any other place in British Columbia designated by the board to record the shares and other securities issued by the Corporation in registered form, showing with respect to each class or series of shares and other securities:
a)	the names, alphabetically arranged, and the latest known address of each person who is or has been a holder;
b)	the number of shares or other securities held by each holder; and
c)	the date and particulars of the issuance and transfer of each share or other security.
A branch securities register or registers may be kept either in or outside British Columbia at such place or places as the board may determine. A branch securities register shall only contain particulars of securities issued or transferred at that branch. Particulars of each issue or transfer of a security registered in a branch securities register shall also be kept in the corresponding central securities register.
10.4 Deceased Shareholders
In the event of the death of a holder, or of one of the joint holders, of any share, the Corporation shall not be required to make any entry in the securities register in respect thereof or to make any dividend or other payments in respect thereof except upon production of all such documents as may be required by law and upon compliance with the reasonable requirements of the Corporation and its transfer agents.

ARTICLE 11
DIVIDENDS AND RIGHTS
11.1 Dividends
Subject to the Act, the board may from time to time declare dividends payable to the shareholders according to their respective rights and interest in the Corporation. Dividends may be paid in money or property or by issuing fully-paid shares of the Corporation.
11.2 Dividend Cheques
A dividend payable in money shall be paid by cheque to the order of each registered holder of shares of the class or series in respect of which it has been declared and shall be mailed by prepaid ordinary mail to such registered holder at his address recorded in the Corporation's securities register or registers or such address as such holder otherwise directs. In the case of joint holders the cheque shall, unless such joint holders otherwise direct, be made payable to the order of all such joint holders and mailed to them at their recorded address. The mailing of such cheque as aforesaid, unless the same is not paid on due presentation, shall satisfy and discharge the liability for the dividend to the extent of the sum represented thereby plus the amount of any tax which the Corporation is required to and does withhold.
11.3 Non-Receipt of Cheques
In the event of non-receipt of any dividend cheque by the person to whom it is sent as aforesaid, the Corporation shall issue to such person a replacement cheque for a like amount on such terms as to indemnity, reimbursement of expenses and evidence of non-receipt and of title as the board may from time to time prescribe, whether generally or in any particular case.

11.4 Unclaimed Dividends
No dividend shall bear interest against the Corporation. Any dividend unclaimed after a period of six (6) years from the date on which the same has been declared to be payable shall be forfeited and shall revert to the Corporation.
ARTICLE 12
INFORMATION AVAILABLE TO SHAREHOLDERS
12.1 Confidential Information
Except as provided by the Act, no shareholders shall be entitled to obtain information respecting any details or conduct of the Corporation's business which, in the opinion of the directors, it would be inexpedient in the interests of the Corporation to communicate to the public.
12.2 Conditions of Access to Information
The directors may from time to time, subject to rights conferred by the Act, determine whether and to what extent and at what time and place and under what conditions or regulations the documents, books and registers and accounting records of the Corporation or any of them shall be open to the inspection of shareholders and no shareholders shall have any right to inspect any document or book or register or account record of the Corporation except as conferred by statute or authorized by the board or by a resolution of the shareholders.
12.3 Registered Office and Separate Records Office
The registered office of the Corporation shall be at a place within British Columbia and at such location therein as the board may from time to time determine. The records office will be at the registered office or at such location, if any, within British Columbia, as the board may from time to time determine.
ARTICLE 13
NOTICES
13.1 Method of Giving Notices
A notice or document required by the Act, the Regulations, the articles or the by-laws to be sent to a shareholder or director of the Corporation may be sent by electronic means or by prepaid mail addressed to, or may be delivered personally to:
the shareholder at his latest address as shown in the records of the Corporation or its transfer agent; and
the director at his latest address as shown in the records of the Corporation or in the last notice filed under section 106 or 113.
A notice or document sent by mail in accordance with the foregoing to a shareholders or director of the Corporation is deemed to be received by him at the time it would be delivered in the ordinary course of mail unless there are reasonable grounds for believing that the shareholders or director did not receive the notice or document at the time or at all.
13.2 Notices to Joint Shareholders
If two or more persons are registered as joint holders of any share, any notice may be addressed to all of such joint holders but notice addressed to one of such persons shall be sufficient notice to all of them.

13.3 Persons Entitled by Death or Operation of Law
Every person who, by operation of law, transfer, death of a shareholder or any other means whatsoever, shall become entitled to any share, shall be bound by every notice in respect of such share which shall have been duly given to the shareholders from whom he derives his title to such share prior to his name and address being entered on the securities register (whether such notice was given before or after the happening of the event upon which he became so entitled) and prior to his furnishing to the Corporation the proof of authority or evidence of his entitlement prescribed by the Act.
13.4 Non-Receipt of Notices
If a notice or document is sent to a shareholder in accordance with Section 13 and the notice or document is returned on two (2) consecutive occasions because the shareholder cannot be found, the Corporation is not required to send any further notice or documents to the shareholder until the shareholder informs the Corporation in writing of his new address; provided always, that in the event of the return of a notice of a shareholders meeting mailed to a shareholder in accordance with Section 13 the notice shall be deemed to be received by the shareholder on the date deposited in the mail notwithstanding its return.
13.5 Omissions and Errors
Subject to the Act, the accidental omission to give any notice to any shareholder, director, officer, auditor or member of a committee of the board or the non-receipt of any notice by any such person or any error in any notice not affecting the substance thereof shall not invalidate any action taken at any meeting held pursuant to such notice or otherwise founded thereon.
13.6 Signature on Notices
Unless otherwise specifically provided, the signature of any director or officer of the Corporation to any notice or document to be given by the Corporation may be written, stamped, typewritten or printed or partly written, stamped, typewritten or printed.
13.7 Waiver of Notice
If a notice or document is required by the Act or the Regulations, the articles, the by-laws or otherwise to be sent, the sending of the notice or document may be waived or the time for the notice or document may be waived or abridged at any time with the consent in writing of the person entitled to receive it.
ARTICLE 14
MISCELLANEOUS
14.1 Severability
The invalidity or unenforceability of any provision of this by-law shall not affect the validity or enforceability of the remaining provisions of this by-law.
14.2 Effective Date
This by-law shall come into force when approved by the board in accordance with the Act.